
05005290

24

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME QR Sciences Holdings Limited

*CURRENT ADDRESS Level 32
2 The Esplanade
Exchange Plaza
Perth WA 6000
Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34852 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT: 1/24/05

Exhibit A

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from January 5, 2005 to January 21, 2005

Doc. date	Price sens.	Headline	#pgs.	Page No.
21/01/2005		Appendix 3B	9	4
19/01/2005		Secure Pilot Deployment in Russia	3	13
18/01/2005	!	Team with Italian X-Ray Manufacturer	3	16
17/01/2005	!	Notice - ASX Listing Rule 3.2	1	19
17/01/2005	!	Second Supplementary Bidder's Statement	4	20
12/01/2005	!	Ord Minnett to Underwrite Options	2	24
10/01/2005	!	Awarded first US Government Contract	4	26

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 21/01/05
Document Ref : 213
Release Time: Immediate
Title: Appendix 3B

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,849,626 fully paid ordinary shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	20 cents exercise price of Options. Nil consideration for Employee Share Plan.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	11,149,626 Exercise of 20 cent Options expiring on 12 January 2005. 700,000 Employee Share Plan with restrictions on trading.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 January 2005.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
216,016,902**	Fully paid ordinary shares
35,515,867*	40 cent options 12 January 2006 expiry
*(**14,300,000 subject to voluntary restriction of ESP)*	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry
		14,988,528*	A preference shares
		14,988,528* (**subject to takeover Appendix 3B)*	B preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	12,822,665 Ordinary Shares Fully Paid 2,909,533 Options exercisable at 40 cents each on or before 12 January 2006
39	Class of +securities for which quotation is sought	Ordinary Shares Fully Paid Options exercisable at 40 cents each on or before 12 January 2006
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
216,016,902	Fully paid ordinary shares
35,515,867*	40 cent options 12 January 2006 expiry

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Rob Orr.

Sign here: (Company Secretary) Date: 21 January 2005

Print name: Rob Orr

== == == == ==

+ See chapter 19 for defined terms.


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 19/1/05
Document Ref : 212
Release Time: Immediate
Subject: QRSCIENCES SECURE PILOT DEPLOYMENT IN RUSSIA

News Release

QRSciences Secure Pilot Deployment at Sheremetyevo International Airport, Moscow

Perth, Wednesday, January 19, 2005 – QR Sciences Limited (QRS), a world leader in the development of Quadrupole Resonance (QR) based explosive detection systems and advanced metal detection technology has joined forces with Moscow's Sheremetyevo International Airport, the primary gateway to the Russian Federation and the busiest International Airport in the country, in a groundbreaking pilot trial of its fully automated explosives detection systems.

Speaking following receipt of a letter of invitation, Kevin Russeth, Chief Executive Officer, QRSciences Limited, said, "This is yet another opportunity for our company to help solve a serious problem. Since the almost simultaneous downing of two airliners by terrorist bombs in August 2004 we have worked to put our name in front of the Russian airports and authorities and encouraged them to have a closer look at our technology. This pilot at Sheremetyevo International Airport (SVO) will hopefully lead to many other opportunities in the Russian Federation".

Sheremetyevo's decision to pilot QR technology is part of an ongoing programme begun in September 2002 to enhance security at the airport. The programme was given added emphasis following the downing of two flights by terrorist bombings in 2004. Although the flights in question did not originate from Sheremetyevo, the airport is taking a lead role in identifying the best solutions to deter aviation terrorism throughout the Russian Federation.

"Sheremetyevo has recognized the need to move forward and deploy technology on the leading edge of current capability. To that end it has decided to carefully evaluate the available technology and determine which best suits the need," added Kevin Russeth.

In international laboratory and airport trials, Quadrupole Resonance explosive detection has consistently demonstrated an unparalleled probability of detection for a range of difficult to detect explosives often used in terrorist attacks including RDX based explosives, traces of which were found in the wreckage of both airliners downed in Russia in August 2004.

About QRSciences Limited

QRSciences Limited, based in Perth, Western Australia, designs and develops systems, sub-systems, components and software for security related applications. The Company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials. QR is closely related to Magnetic Resonance Imaging (MRI), which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information about QRSciences please visit www.qrsciences.com or call +61-8-9351-1200

16


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 18/1/05
Document Ref : 211
Release Time: Immediate
Subject: QRSCIENCES TEAM WITH ITALIAN X-RAY MANUFACTURER

JOINT ASX AND MEDIA RELEASE

QRSCIENCES TEAM WITH ITALIAN X-RAY MANUFACTURER STEPS UP MARKETING EFFORTS IN ASEAN REGION

Perth, Western Australia – January 18, 2004 – QRSciences, a world leader in the development of Quadrupole Resonance (QR) and advanced metal detection technologies, is pleased to announce it has been appointed to promote, sell, re-brand and distribute Gilardoni Flavio srl's range of X-ray equipment in parts of the ASEAN region.

Gilardoni is a leading manufacturer of X-ray equipment and OEM [1] components for X-ray and ultrasound equipment with an established client base throughout Europe, United States, Asia and South America.

"The initial focus for QRSciences will be marketing its core QR technology and a range of branded X-ray equipment designed and built by Gilardoni. The marketing push will focus on Australia, New Zealand, Singaporean and Malaysian markets. We began building our sales and marketing team late in 2004 and are now actively pursuing new business in the region," said QRSciences Chief Executive Officer, Mr. Kevin Russeth.

"Gilardoni's established client base in a range of security markets should also provide additional opportunities to promote QR technology. This is an excellent opportunity to expand our revenue base here in Australia as well as providing a strategic springboard for building brand awareness in the ASEAN markets," he continued.

QRSciences and Gilardoni are also investigating other ways to collaborate, particularly in respect of enhancing the performance of Gilardoni's currently deployed base of x-ray equipment.

"We expect to conclude formal distribution arrangements with Gilardoni over the next few months and are hopeful that other strategic initiatives that we have identified together can be explored in greater detail," said Mr. Russeth.

Over the past 18 months, QRSciences has cemented agreements with leading X-ray players around the world including Rapiscan, L-3 Communications and Gilardoni. In August 2004, the Company was

[1] OEM is a company that produces hardware to be marketed under another company's brand

chosen by the Chinese government to build, develop and jointly test a prototype screening system with a view to integrating that system with a new multi-technology screening system being developed by the China Institute of Atomic Energy.

About QRSciences

QRSciences, based in Perth, Western Australia, designs, develops and distributes systems, sub-systems, components and software for security related applications. The Company is a world leader in quadrupole resonance, a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials. QR is closely related to Magnetic Resonance Imaging (MRI), which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information about QRSciences please visit www.qrsciences.com or contact the Company on +61-8-9358-5011

About Gilardoni

Gilardoni was founded in 1947 and is headquartered in Lecco, Italy. The Company is one of the world's leading suppliers of X-ray and ultrasonic equipment, OEM components and services relating to security, medical and the non-destructive testing (NDE) sectors.

Gilardoni's business origins are in medical equipment design and manufacture. More recently the Company has moved into NDE testing and the security technology marketplace.

The Company received a ministerial decree in 1985 from the Italian Government recognising the company as a leader in advanced technology.

The Company's expertise includes digital electronics design, power electronics design, radiation physics and X-ray safety, high vacuum technology, ultrasound and software development including microprocessor control, image analysis and automation. For more information about Gilardoni please visit www.gilardoni.it


QRSciences
Holdings Limited

NOTICE – ASX LISTING RULE 3.2

QRSciences Holdings Limited ("**Holdings**") gives notice of the following information for the purposes of ASX Listing Rule 3.2:

- Holdings has extended the offer period under its offers dated 24 December 2004 for all of the ordinary shares in QR Sciences Limited ("**QRL**") ("**Offers**") to 5.00 pm (Perth time) on 22 February 2005 ("**Extension**");

- Holdings and its associates had a relevant interest in 56.47% of the ordinary shares of QRL when the Offers were first made; and

- as at the date of the Extension, Holdings and its associates have a relevant interests in 59.18% of the ordinary shares of QRL.


QRSciences
Holdings Limited

Dear QRSciences Limited Shareholder,

SECOND SUPPLEMENTARY BIDDER'S STATEMENT

1. Introduction

This document is a supplementary bidder's statement under section 643 of the Corporations Act 2001 (Cth). It is the second supplementary bidder's statement issued by QRSciences Holdings Limited ABN 27 009 259 876 ("**Holdings**") in respect of its off-market takeover bid for all the ordinary shares in QR Sciences Limited ABN 84 071 648 309 ("**QRL**"). This document supplements, and is to be read together with Holdings' bidder's statement dated 3 December 2004 ("**Bidder's Statement**") and Holdings' first supplementary bidder's statement dated 22 December 2004 ("**First Supplementary Bidder's Statement**").

2. Extension of Offer to 22 February 2005

Holdings has extended the closing date of its Offer to QRL shareholders to 5:00 pm (Perth time) on 22 February 2005.

The new date for giving notice of the status of the defeating conditions under section 630(3) of the Corporations Act will be 15 February 2005.

3. Increase in Bid Consideration

3.1 Increase in Bid Consideration

Holdings has increased the bid consideration offered under the Takeover Bid such that Holdings is now offering **6 Preference Shares** and **1 Holdings Option** for every **2 QRL Shares** ("**Improved Consideration**").

The Preference Shares issued to each accepting QRL Shareholder will be comprised equally of A Preference Shares and B Preference Shares, with fractions to be rounded up, and will be issued on the same terms and conditions as the Preference Shares set out in the Bidder's Statement.

3.2 Acceptance of Offer

In order to accept the Offer, you should complete, sign and return the Acceptance Form accompanying this supplementary document to:

By Post	**By Hand**
Computershare Investor Services Pty Ltd	**Computershare Investor Services Pty Ltd**
GPO Box D182	**Level 2, 45 St Georges Terrace**
PERTH WA 6840	**PERTH WA 6000**

Holdings may, in its discretion, accept a completed Acceptance Form which accompanied the Bidder's Statement as acceptance of the Improved Consideration and the Offer.

In accordance with the Corporations Act, QRL Shareholders who have already accepted the Offer are automatically entitled to the Improved Consideration and do not need to complete a new Acceptance Form.

3.3 Effect on Holdings

Should all the holders of QRL Shares accept the Improved Consideration, based on the number of QRL Shares currently on issue, the number of Preference Shares on issue will increase by approximately 7,195,411. In addition, upon conversion of these Preference Shares in accordance with their terms, the number of Holdings Shares on issue will increase accordingly.

On the basis of these assumptions, the impact on Holdings' pro forma consolidated statement of financial position set out in section 6.2 of the Bidder's Statement ("**Pro Forma Statement**") will be to increase Intellectual Property by $2,300,000 and to increase Contributed equity by $2,300,000.

4. Options conversion

Holdings' listed options, exercisable at 20 cents, expired on 12 January 2005 ("**Options**"). As at the expiry date of the Options, Holdings had received exercise notices such that 11,224,626 Options have been exercised raising $2,244,925.

As announced to ASX on 12 January 2005, Ord Minnett Limited ("**Ord Minnett**") have committed to underwrite the shortfall of the unexercised Options, up to a maximum of 9,000,000 Holdings Shares, to raise a total of up to $1,800,000, subject to certain conditions.

The underwriting of the unexercised Options, together with the Options exercised ("**Conversion**"), may result in Holdings raising a total of $3,936,925 (after payment of fees to Ord Minnett) through the issue of 20,224,626 Holdings Shares. Holdings intends to use the funds raised for working capital purposes and the continued development of the business of QRL.

The effect of the Conversion on the Pro Forma Statement is to increase Cash assets by $3,936,925 and to increase Contributed equity by $3,936,925 (after payment of fees to Ord Minnett). The impact on the Pro Forma Statement is in addition to that set out in section 3.3 of this supplementary document.

On the basis of completing the issue of Holdings Shares as a consequence of the Conversion, Holdings will have the following securities on issue:

Securities	No. of Securities
Fully Paid Ordinary Shares	224,391,902
Options at exercise price of 40 cents and expiring on 12 January 2006	29,520,456
Options at exercise price of 60 cents and expiring on 12 January 2006	3,000,000
Options at exercise price of $1.00 and expiring on 12 January 2006	3,000,000

5. First Prime Contract with U.S. Transportation Security Administration

As announced to ASX on 10 January 2005, QRL has been awarded its first prime contract with the U.S. Transportation Security Administration ("**TSA**"), an agency of the U.S. Department of Homeland Security.

Under the scope of the contract, the details of which are security sensitive, QRL will carry out the initial work at its Perth facility and complete the contract at a yet to be determined airport location in the United States.

Holdings considers that the contract with the TSA is a major milestone for QRL and values the multi-phase contract at more than $400,000.

The TSA's primary role is to protect the country's transportation systems, including all commercial airports and to ensure freedom of movement for people and commerce through the combined use of people, processes and the best technologies.

6. QRL Litigation Update

As set out in section 8.8(c) of the Bidder's Statement, QRL has applied to the British High Court seeking interpretation and clarification of a clause within the BTG contract in relation to QRL's right to acquire ownership of the BTG patent portfolio in certain circumstances.

As at the date of this supplementary document, Holdings understands that the application has been heard before the British High Court although no judgment has yet been delivered. Holdings is further aware that the parties to the action are attempting to negotiate a settlement of this matter.

7. Other matters

Holdings has determined to waiver the condition set out in section 7.9(a)(ii) of the Bidder's Statement and accordingly, the Offer is now free from that condition.

8. Other notices

Unless the context otherwise requires, terms defined in the Bidder's Statement have the same meaning in this supplementary document.

This supplementary document is dated and was lodged with the ASIC on 17 January 2005. Neither ASIC nor any of its officers take any responsibility for its contents.

The directors of Holdings have, under a unanimous resolution passed by all of the directors of Holdings, approved this document and authorised Mr Pennefather to sign this document on behalf of Holdings.

Gary Bruce Pennefather
Director

Dated: 17 January 2005


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 12/1/05
Document Ref : 208
Release Time: Immediate
Subject: Ord Minnett to Underwrite QRSciences Options

ORD MINNETT TO UNDERWRITE QRSCIENCES OPTIONS

PERTH, WEDNESDAY 12 JANUARY 2005 -

QRSciences Holdings Limited (ASX: QRS) is pleased to announce that Ord Minnett Limited have committed to underwrite any shortfall of the unexercised options which expire today up to 9,000,000 shares representing $ 1,800,000.

"We are pleased to engage Ord Minnett to complete this transaction and are encouraged that an investment bank of their stature has taken an interest in our Company. We expect that this commitment in addition to the options exercised to date will result in the company raising the entire $ 4,352,000 strengthening our existing cash reserves and balance sheet as we move to formally set-up our operations in North America", said QRS, Chief Executive Mr. Kevin Russeth.

The conversion of all the options will result in the issue of up to 21,760,000 shares.

About QRSciences

QRSciences, based in Perth, Western Australia, designs and develops systems, sub-systems, components and software for security related applications. The Company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials. QR is closely related to Magnetic Resonance Imaging (MRI), which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information about QRSciences please visit:
www.qrsciences.com or contact the Company on +61-8-9358-5011


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 10/1/05
Document Ref : 207
Release Time: Immediate
Subject: QRSCIENCES AWARDED FIRST U.S. GOVERNMENT CONTRACT

QRSCIENCES AWARDED FIRST U.S. GOVERNMENT CONTRACT

PERTH, MONDAY 10 JANUARY 2005 - QRSciences (QRS), a world leader in the development of Quadrupole Resonance (QR) based explosive detection systems, announces that it has been awarded its first prime contract with the U.S. Transportation Security Administration (TSA) an agency of the U.S. Department of Homeland Security.

Kevin Russeth, Chief Executive Officer (CEO), of QRSciences comments, "This opens a big door for the Company and takes our relationship with the U.S. Government to a new level".

"It's a major milestone for any Australian company to be chosen as a prime contractor by the U.S. Government. This is an ongoing testament to the skill and dedication of our employees and gives further credence to our proprietary technology", continued Russeth.

Under the scope of the contract, the details of which are security sensitive, QRSciences will carry out the initial work at its Perth facility and complete the contract at a yet to be determined airport location in the United States.

Mr. Russeth added, "This contract positions us as a driver in a federally funded project with the potential to advance the performance of equipment built to protect aircraft and critical infrastructure from security breaches."

"We continue to pursue several other opportunities including industry partnerships and joint ventures and have additional proposals in the pipeline with various government bodies including the U.S. Government", said Russeth.

"We are hopeful and expectant that this will be the first of many contracts with the U.S. Government and its agencies", Russeth concluded.

The multi-phase contract is valued at more than $ 400,000 to QRSciences.

QRSciences recently announced that it is relocating its corporate headquarters to San Diego, California while planning to maintain its research and development facility in Western Australia. The purpose of the move is to better serve the needs of QRSciences growing customer base which is primarily located in North America and to develop a closer relationship with the Department of Homeland Security and the various agencies and departments within the U.S. Government that are supportive of the Company's work.

QRSciences is recognised as one of the brightest technology prospects in the Australia/New Zealand region. The company recently won the prestigious Guy Manson award at the ANZA Technet Conference, held in the heart of Silicon Valley in Palo Alto. As a result it has been asked to exhibit at the invitation only Demo@15 2005 Conference in Scottsdale, Arizona. Demo@15 showcases only the brightest and best technologies being launched in America.

About QRSciences

QRSciences, based in Perth, Western Australia, designs and develops systems, sub-systems, components and software for security related applications. The Company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials. QR is closely related to Magnetic Resonance Imaging (MRI), which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information about QRSciences please visit
www.qrsciences.com

About Department of Homeland Security (DHS)

The Secretary of DHS is a cabinet position within the U.S. Government Executive Branch that reports directly to the President of the United States.

The Department's first priority is to prevent the entry of terrorists and the instruments of terrorism while simultaneously ensuring the efficient flow of lawful traffic and commerce.

DHS employs over 180,000 people and has several divisions or directorates including Border and Transportation Security (BTS), U.S. Secret Service, U.S. Coast Guard, Emergency Preparedness and Response, Science and Technology, and Information Analysis and Infrastructure Protection.

BTS manages and coordinates port of entry activities and leads efforts to create a border of the future that provides greater security through better intelligence, coordinated national efforts, and unprecedented international cooperation against terrorists, the instruments of terrorism and other international threats.

BTS is the largest of the Directorates and is home to agencies such as the Transportation Security Administration (TSA), U.S. Customs Service, the security function of the former Immigration and Naturalization Service, Animal & Plant Health Inspection Service and the Federal Law Enforcement Training Center.

For more information about the Department of Homeland Security please visit www.dhs.gov

About Transportation Security Administration (TSA)

The TSA was established following the enactment of the Aviation and Transportation Security Act (ATSA) in November 2001. The agency's role is to protect the country's transportation systems, including all commercial airports and to ensure freedom of movement for people and commerce through the combined use of people, processes and the best technologies.

For more information about the Transportation Security Administration please visit www.tsa.gov


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 4/1/05
Document Ref : 206
Release Time: Immediate
Subject: QRSCIENCES RELEASE OF ESCROW


RECEIVED
2005 JAN -6 P 3:40


QRSciences
Holdings Limited

4 January 2005

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

QRSCIENCES HOLDINGS LIMITED
(ASX: QRS)

Dear Sir

In accordance with ASX Listing Rule 3.10A we hereby advise that the following securities which were issued on the 19 January 2003 in relation to the acquisition through takeover offer of shares in QR Sciences Limited will be released from escrow on 19 January 2005.

12,822,665 fully paid ordinary shares.
2,909,533 options expiring 12 January 2006 exercise price 40 cents.

Yours Faithfully

Rob Orr

Rob Orr

Company Secretary
QRSciences Holdings Limited

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 04/01/05
Document Ref : 205
Release Time: Immediate
Title: Appendix 3B

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	21,675,000 fully paid ordinary shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	20 cents exercise price of Options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 20 cent Options expiring on 12 January 2005. The number of shares to be issued will depend upon the level of conversion by option holders.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 February 2005.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	199,419,611	Fully paid ordinary shares
		32,606,334*	40 cent options 12 January 2006 expiry

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,422,665	Fully paid ordinary shares
		2,909,533	40 cents options 12 January 2006 expiry
		3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry
		14,988,528*	A preference shares
		14,988,528* (**subject to takeover Appendix 3B)*	B preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Rob Orr (Company secretary) Date: 4 January 2005

Print name: Rob Orr

== == == == ==

+ See chapter 19 for defined terms.


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 24/12/04
Document Ref : 204
Release Time: Immediate
Subject: QRSCIENCES BIDDER'S STATEMENT SENT TO OFFEREES


QRSciences
Holdings Limited

Company Announcements Office
Australian Stock Exchange Limited

24 December 2004

QRSCIENCES HOLDINGS LIMITED (ASX:QRS) – NOTICE – BIDDER'S STATEMENT SENT TO OFFEREES

QRSciences Holdings Limited ("**Holdings**") gives notice that on 24 December 2004 it sent to all offerees the bidder's statement (including the offer document) dated 3 December 2004 in accordance with section 633(1) item 6 of the Corporations Act 2001, together with the supplementary statement dated 22 December 2004. In addition, Holdings confirms that the date of the offers is 24 December 2004.

Yours faithfully

Rob Orr

Rob Orr
Company Secretary


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 23/12/04
Document Ref : 203
Release Time: Immediate
Subject: Change of Directors interest

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : ORSCIENCES HOLDINGS LIMITED
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Simon Bedford
Date of last notice	Not applicable

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 December 2004
No. of securities held prior to change	Nil
Class	Fully paid Ordinary
Number acquired	Direct- 1,600,000 Fully paid Ordinary shares

+ See chapter 19 for defined terms.

Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Acquired via the Employee Share Plan for nil consideration. Shares are restricted from trading as approved at the General Meeting of Shareholders dated 26 November 2004.
No. of securities held after change	Direct- 1,600,000 Fully paid Ordinary shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Employee Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	

+ See chapter 19 for defined terms.

Interest after change	

+ See chapter 19 for defined terms.


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 23/12/04
Document Ref : 202
Release Time: Immediate
Subject: Change of Directors interest

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : ORSCIENCES HOLDINGS LIMITED
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Bruce Pennefather
Date of last notice	15 April 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Family Trust with relevant interest
Date of change	23 December 2004
No. of securities held prior to change	Indirect- 18,000 Options exercise price 20 cents expiry date 12 January 2005.
Class	Fully paid Ordinary
Number acquired	Direct- 1,600,000 Fully paid Ordinary shares

+ See chapter 19 for defined terms.

Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Acquired via the Employee Share Plan for nil consideration. Shares are restricted from trading as approved at the General Meeting of Shareholders dated 26 November 2004.
No. of securities held after change	Direct- 1,600,000 Fully paid Ordinary shares. Indirect- 18,000 Options exercise price 20 cents expiry date 12 January 2005.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Employee Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 23/12/04
Document Ref : 201
Release Time: Immediate
Subject: Change of Directors interest

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : ORSCIENCES HOLDINGS LIMITED
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kevin Lee Russeth
Date of last notice	1 December 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	23 December 2004
No. of securities held prior to change	Indirect- 1,622,500 Fully paid Ordinary shares. Direct- 977,500 Fully paid Ordinary shares. Direct- 1,250,000 Options exercise price 40 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price 60 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price $1.00 expiry date 12 January 2006.
Class	Fully paid Ordinary share

+ See chapter 19 for defined terms.

Number acquired	Direct- 8,000,000 Fully paid Ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Acquired via the Employee Share Plan for nil consideration. Shares are restricted from trading as approved at the General Meeting of Shareholders dated 26 November 2004.
No. of securities held after change	Indirect-1,622,500 Fully paid Ordinary shares. Direct- 8,977,500 Fully paid Ordinary shares. Direct- 1,250,000 Options exercise price 40 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price 60 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price $1.00 expiry date 12 January 2006.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Employee Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 23/12/04
Document Ref : 200
Release Time: Immediate
Title: Appendix 3B

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,600,000 fully paid ordinary shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Plan. Shares are restricted from trading as approved at the General Meeting of Shareholders dated 26 November 2004.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	To be advised.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
177,744,611	Fully paid ordinary shares
21,675,000	20 cent options 12 January 2005 expiry
32,606,334*	40 cent options 12 January 2006 expiry

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
26,422,665	Fully paid ordinary shares
2,909,533	40 cents options 12 January 2006 expiry
3,000,000	60 cent options 12 January 2006 expiry
3,000,000	$1.00 options 12 January 2006 expiry
14,988,528*	A preference shares
14,988,528* (**subject to takeover Appendix 3B)*)	B preference shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Rob Orr.

Sign here: (Company secretary) Date: 23 December 2004

Print name: Rob Orr

== == == == ==

+ See chapter 19 for defined terms.


QRSciences

Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited

Code: QRS

HOMEX: Perth

Document Date: 22/12/04

Document Ref : 199

Release Time: Immediate

Subject: QRSCIENCES HOLDINGS NOTICE OF MEETING


QRSciences

Notice of General Meeting

including

Explanatory Statement

Proxy Form

Corporate Representative Form

QRSciences Holdings Limited

ABN 27 009 259 876

General Meeting to be held at
The Sebel Perth Hotel, 37 Pier St Perth
on 24 January 2005 commencing at 9.00am WST.

These papers should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.



Notice of General Meeting

A general meeting of shareholders of QRSciences Holdings Limited will be held at The Sebel Perth Hotel, 37 Pier St Perth, Western Australia on 24 January 2005 commencing at 9.00am WST to consider and pass the following motions:

1. Ratification of Previous QRSH Options Issue

As an **ordinary resolution**:

> That, for all purposes, the shareholders of the Company ratify the previous allotment and issue of QRSH Options to the parties, for the purposes and on the terms set out in the Explanatory Statement.

2. Amendment of Constitution

As a **special resolution**:

> That, for all purposes, the constitution of the Company be amended with immediate effect in the manner set out in the Explanatory Statement.

3. Approval of Terms of Converting Preference Shares

As a **special resolution**:

> That, subject to resolution 2 being passed, for all purposes, the shareholders of the Company approve the issue of the converting preference shares on the terms set out in the Explanatory Statement.

Voting Exclusion

The Company will disregard any votes cast on resolution 1 by any person who received the QRSH Options and their associates, unless cast by a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form) or a person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).

Explanatory Statement

The Explanatory Statement accompanying this Notice of General Meeting is incorporated in and comprises part of this Notice of General Meeting.

Shareholders are specifically referred to the Glossary in the Explanatory Statement which contains definitions of capitalised terms used both in this Notice of General Meeting and Explanatory Statement.



Who May Vote

The Company is permitted to specify a time, not more than 48 hours before the meeting, at which a "snap-shot" of Shareholders will be taken for the purposes of determining Shareholder entitlements to vote at the meeting.

The Directors have determined that all Shares quoted on ASX at 5.00pm (WST) on 22 January 2005 shall, for the purposes of determining voting entitlements at the General Meeting, be taken to be held by the persons registered as Shareholders at that time.

Proxies

Please note that:

(a) a member of the Company entitled to attend and vote at the General Meeting is entitled to appoint a proxy;

(b) a proxy need not be a member of the Company; and

(c) a member of the Company entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.

The enclosed proxy form provides further details on appointing proxies and lodging proxy forms.

Corporate Representative

Any corporate Shareholder who has appointed a person to act as its corporate representative at the meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company's representative. The authority may be sent to the Company and/or registry in advance of the meeting or handed in at the meeting when registering as a corporate representative. An Appointment of a Corporate Representative form is enclosed if required.

By Order of the Board of Directors

Rob Orr.

Rob Orr
Company Secretary
QRSciences Holdings Limited

22 December 2004



Explanatory Statement

This Explanatory Statement has been prepared for the information of Shareholders in connection with business to be conducted at a general meeting to be held at The Sebel Perth Hotel, 37 Pier St Perth on 24 January 2005 commencing at 9.00am WST.

Its purpose is to provide Shareholders with all information known to QRSciences which is material to a decision on how to vote on the motions in the accompanying Notice of General Meeting and it should be read in conjunction with the Notice of General Meeting.

Capitalised terms in this Explanatory Statement are defined in the Glossary.

1. The Motions

1.1 Resolution 1 - Ratification of Previous QRSH Option Issue

QRSciences has issued 10,857,870 QRSH Options to various sophisticated investors, being clients of EG Capital, as a free attaching option for a capital raising completed on 17 September 2004.

ASX Listing Rules

Listing Rule 7.1 provides that a company must not, without prior approval of shareholders, issue equity securities if the equity securities will in themselves or when aggregated with the securities issued by a company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

Listing Rule 7.4 states that an issue by a company of securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 and the company's members subsequently approve it.

The QRSH Options the subject of resolution 1 were issued on 17 September for no consideration on the terms set out in **Annexure A** to this Explanatory Statement and ranking equally with the existing QRSH Options on issue at that time.

No funds were raised from the issue of these QRSH Options as they were issued as free attaching options in a capital raising in which funds were to be used for the working capital of QRSciences. QRSciences will receive funds should these QRSH Options be exercised.

Directors' Recommendation

The Board believes that the ratification of the above issue of QRSH Options is beneficial for the Company and recommends that Shareholders vote in favour of the resolution. It



will allow the Company to retain the flexibility to issue further securities representing up to 15% of the Company's share capital during the next 12 months.

1.2 Resolution 2 - Amendment of Constitution

Background

As announced to ASX on 27 October 2004, the Company is currently undertaking an off-market takeover bid for all of the shares in QR Sciences Limited ("**QRL**") not owned by the Company ("**Takeover Bid**").

Under the Takeover Bid, QRSciences is offering 5 Preference Shares and 1 QRSH Option for every 2 QRL shares held.

The Preference Shares to be issued to each QRL shareholder accepting the Takeover Bid will be comprised equally of A Preference Shares and B Preference Shares. The Preference Shares will convert into QRSH Shares on a one for one basis by no later than December 31, 2005 in the case of A Preference Shares and December 31, 2006 in the case of B Preference Shares. The Preference Shares will not be transferable, other than with the consent of QRSciences. No application will be made for official quotation of the Preference Shares on ASX. The terms of the Preference Shares are further detailed in section 1.3 below.

Amendment of the Constitution

In order to issue the Preference Shares, the following amendments to the Constitution are required:

(a) regulation 5.2 of the Constitution is deleted and replaced with the following:

"5.2 *Subject to the Corporations Act, the Directors may issue:*

(a) redeemable or non-redeemable preference shares;

(b) redeemable convertible preference shares;

(c) non-redeemable convertible preference shares; or

(d) non-redeemable converting preference shares,

*which are expressed to be issued on and subject to the terms and conditions of this **Regulation** 5 ("**Preference Shares**").*"; and

(b) regulation 5.4(c) of the Constitution is deleted and replaced with the following:

"(c) *the right in priority to any payment of dividend on any other class of shares (subject to the rights attaching to any other class of shares on issue as at the date of first issue of any Preference Shares) to a fixed, cumulative or a non-cumulative preferential dividend at the rate of dividend determined by the Directors and specified in the Certificate or statement issued pursuant to*



Regulation 5.7 hereof payable in respect of each Preference Share, on the dividend dates applicable thereto."

Resolution 2 seeks Shareholder approval for these amendments to the Constitution.

Directors' Recommendation

The above amendments to the Constitution are necessary to allow the Company to issue the Preference Shares under the Takeover Bid for QRL and accordingly, the Directors recommend that Shareholders vote in favour of the resolution.

1.3 Resolution 3 - Approval of Terms of Converting Preference Shares

Section 254A(2) of the Corporations Act provides a company can issue preference shares only if the rights attached to the preference shares with respect to certain matters are set out in the company's constitution or have been otherwise approved by special resolution of the company.

As the Constitution does not set out the rights of preference shares in respect of all of those matters, it is necessary to have the terms of the Preference Shares to be issued approved by Shareholders. Accordingly, approval is also sought for the purposes of section 254A(2) of the Corporations Act.

The terms of the A Preference Shares (including in relation to the matters set out above) are set out in full in **Annexure B to** this Explanatory Statement. The terms of the B Preference Shares are the same as the A Preference Shares, other than B Preference Shares automatically convert into QRSH Shares on 31 December 2006. The A and B Preference Shares automatically convert into QRSH Shares earlier if certain prescribed events occur. These events are set out in **Annexure B** to this Explanatory Statement in the context of A Preference Shares, though the same events apply to B Preference Shares.

Directors' Recommendation

Shareholder approval is required for the issue of the Preference Shares under the Takeover Bid for QR Sciences Limited and accordingly, the Directors recommend that Shareholders vote in favour of the resolution.



2. Glossary

In this Explanatory Statement, the following terms have the following meanings unless the context otherwise requires:

A Preference Shares	means converting preference shares in the capital of the Company on the terms and conditions detailed in Annexure B.
Annexure	annexure to this Explanatory Statement.
ASX	Australian Stock Exchange Limited ABN 98 008 624 691.
ASX Listing Rules and Listing Rules	official listing rules of ASX.
B Preference Shares	converting preference shares in the capital of the Company on the terms and conditions detailed in section 1.3 of the Explanatory Statement.
Board	board of Directors.
Company or **QRSciences**	QRSciences Holdings Limited ABN 27 009 259 876.
Constitution	constitution of QRSciences.
Corporations Act	Corporations Act 2001 (Cth).
Director	director of QRSciences.
Preference Shares	A Preference Shares and B Preference Shares.
QRSH Option	option to acquire 1 QRSH Share exercisable at 40 cents at any time before 5.00 pm (WST) on 12 January 2006 on the terms and conditions set out in **Annexure A** to the Explanatory Statement.
QRSH Share	fully paid ordinary share in the capital of QRSciences.
Shareholder	holder of a QRSciences Share.



Annexure A

QRSH Option Terms

(a) Exercise Date

The QRSH Options are exercisable wholly or in part at any time before 5.00 pm (WST) on 12 January 2006. QRSH Options not exercised by that date shall lapse.

(b) Exercise Price

Each QRSH Option shall entitle the optionholder to acquire one QRSH Share upon payment of the sum of 40 cents per QRSH Option to the Company.

(c) Notice of Exercise

Each QRSH Option may be exercised by notice in writing to the Company at any time before their date of expiry. Any notice of exercise of an QRSH Option received by the Company will be deemed to be a notice of the exercise of that QRSH Option as at the date of receipt.

(d) Quotation of Options and Shares on Exercise

Application may be made to ASX for official quotation of the QRSH Options. Application will be made for official quotation of the QRSH Shares issued upon exercise of QRSH Options. The QRSH Options are transferable as the optionholder thinks fit.

(e) Participation Rights or Entitlements

There are no participating rights or entitlements inherent in the QRSH Options and optionholders will not be entitled to participate in new issues of securities offered to shareholders during the currency of the QRSH Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 10 business days after the issue is announced so as to give optionholders the opportunity to exercise their QRSH Options before the date for determining entitlements to participate in any issue.

(f) Shares Allotted on Exercise

QRSH Shares allotted pursuant to the exercise of QRSH Options will be allotted following receipt of all the relevant documents and payments and will rank equally with other issued shares in the Company.

(g) Reconstruction of Share Capital

In the event of a reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, all rights of the optionholder shall be reconstructed in accordance with the ASX Listing Rules.



(h) Bonus Issues

If, from time to time, before the expiry of the QRSH Options, the Company makes a pro rata issue of shares to shareholders for no consideration, the number of shares over which an QRSH Option is exercisable will be increased by the number of shares which the optionholder would have received if the QRSH Option had been exercised before the date for calculating entitlements to the pro rata issue.



Annexure B

A Preference Share Terms

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876

"A" PREFERENCE SHARES
Terms and Conditions

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this document:

"**A Preference Share**" means a non-cumulative, non-redeemable converting preference share in the capital of the Company issued on the terms set out in this document;

"**Associated Company**" means any:

(a) related body corporate of the Company within the meaning of section 50 of the Corporations Act; and

(b) any entity designated by the Board in its discretion to be an associated Company;

"**ASX**" means Australian Stock Exchange Limited;

"**B Preference Share**" means a B Preference Share issued (or to be issued) by the Company;

"**Bonus Issue**" means an allotment by the Company to holders of Ordinary Shares of Securities in the Company for no consideration;

"**Business Day**" means Monday to Friday inclusive except any day that ASX declares is not a business day;

"**Company**" means QRSciences Holdings Limited (ABN 27 009 259 876);

"**Constitution**" means the constitution of the Company, as amended from time to time;

"**Conversion**" means the conversion of the A Preference Shares into Ordinary Shares in accordance with the terms of this document and "Convert" shall have a corresponding meaning;

"**Conversion Date**" has the meaning set out in clause 5(g);



"**Conversion Multiple**" means 1;

"**Corporations Act**" means the Corporations Act 2001 (Cth) as amended, consolidated or replaced;

"**Dividend Calculation Date**" means on and from the Issue Date, every 30 June up to and including the Conversion Date;

"**Holder**" means the registered holder of an A Preference Share;

"**Issue Date**" means the date on which an A Preference Share is issued;

"**Issue Price**" means the issue price of an A Preference Share;

"**Listing Rules**" means the Listing Rules of ASX, as amended, consolidated or replaced;

"**Non-Cumulative Preference Dividend**" means a non-cumulative preference dividend of 10% per annum on the Issue Price, calculated on the Dividend Calculation Date and payable in accordance with clause 3;

"**Ordinary Share**" means a fully paid ordinary share in the capital of the Company;

"**QRL**" means QRSciences Limited ABN 84 071 648 309;

"**Rights Issue**" means an offer or invitation by the Company made to holders of Ordinary Shares on a pro rata basis to subscribe for Securities of the Company or any other entity (whether reasonable or otherwise);

"**Securities**" means shares, debentures, debenture notes and any options to subscribe for the same; and

"**Special Consent**" means:

(a) a resolution passed by not less than three-quarters of the Holders holding not less than three-quarters of the A Preference Shares for the time being in issue, passed at a general meeting of the Holders; or

(b) a consent in writing signed by not less than three-quarters of the Holders holding not less than three-quarters of the A Preference Shares for the time being in issue.

1.2 Interpretation

(a) A reference to a clause is a reference to a clause of this document.

(b) Unless the context otherwise requires, words defined in the Constitution have the same meaning in this document.



2. RIGHTS, POWERS AND PRIVILEGES

(a) The A Preference Shares are issued on and subject to the terms and conditions of Regulation 5 of the Constitution.

(b) The Constitution applies to each Holder and to the A Preference Shares except to the extent that the terms of this document conflict with the terms of the Constitution.

(c) Where the terms of this document conflict with the terms of the Constitution, the terms of this document prevail as between the Company and each Holder.

(d) If any provision of this document is or becomes inconsistent with the Listing Rules, this document is deemed to be amended to the extent of the inconsistency.

3. DIVIDENDS

(a) Subject to clause 3(b), each A Preference Share confers on its Holder the right to receive the Non-Cumulative Preference Dividend in accordance with this clause 3.

(b) Non-Cumulative Preference Dividends shall be paid if there are funds of the Company legally available to pay the Non-Cumulative Preference Dividend on a Dividend Calculation Date and if the Company resolves to pay the Non-Cumulative Preference Dividend out of these funds.

(c) For the avoidance of doubt, if Non-Cumulative Preference Dividends are not declared as at a Dividend Calculation Date, the Non-Cumulative Preference Dividend shall not accumulate and shall not be payable by the Company.

(d) Except as provided in this clause 3, A Preference Shares are not entitled to participate in the profits of the Company, either before or after the winding up of the Company.

(e) If a Non-Cumulative Preference Dividend is declared as at a Dividend Calculation Date, the Company must apply its profits in that financial year towards the Non-Cumulative Preference Dividend before any other distribution of profits.

(f) For the avoidance of doubt, a declared Non-Cumulative Preference Dividend accrues on a Dividend Calculation Date and Holders are not entitled to a pro rata Non-Cumulative Preference Dividend in respect of any proportion of the period between each Dividend Calculation Date.

(g) The Non-Cumulative Preference Dividend accruing and payable on each Dividend Calculation Date under this clause 3 is payable 14 days after the Dividend Calculation Date.

(h) If the Company does not pay a Non-Cumulative Preference Dividend within 14 days after the Dividend Calculation Date, the A Preference Share does not confer the right to interest on the unpaid part of the Non-Cumulative Preference Dividend.

(i) Non-Cumulative Preference Dividends are payable to the Holders as they appear in the register for A Preference Shares on the record date set for this purpose by the Company.

4. VOTING RIGHTS, NOTICE OF MEETING

(a) Without prejudice to any other right, power or privilege conferred on a Holder, each A Preference Share confers on its Holder the same rights as a holder of Ordinary Shares to:

(i) receive notice of any general meeting of the Company and reports and audited accounts; and

(ii) attend at any general meeting of the Company.

(b) A Holder is entitled to vote and speak at any meeting of the Company in the following circumstances and in no others:

(i) during a period in which a Non-Cumulative Preference Dividend (or part of a Non-Cumulative Preference Dividend) in respect of an A Preference Share is in arrears;

(ii) on a proposal to reduce the share capital of the Company;

(iii) on a resolution to approve the terms of a buy-back agreement;

(iv) on a proposal that affects rights attached to the A Preference Shares;

(v) on a proposal to wind up the Company;

(vi) on a proposal for the disposal of the whole of the Company's property, business and undertaking; or

(vii) during the winding up of the Company.

(c) A Holder entitled to vote under clause 4(b) is entitled to exercise 1 vote on a show of hands and 1 vote on a poll for each A Preference Share held.

5. CONVERSION OF A PREFERENCE SHARES

(a) On the Conversion Date, all A Preference Shares automatically convert into that number of Ordinary Shares equal to that number of A Preference Shares multiplied by the Conversion Multiple.



(b) For the avoidance of doubt, conversion of the A Preference Shares prior to the Conversion Date is not permitted.

(c) Each A Preference Share which is Converted on the Conversion Date under this clause 5 confers on its Holder the right to receive the Non-Cumulative Preference Dividend which is declared and due to accrue on any Dividend Calculation Date which occurs on or before the Conversion Date.

(d) From the date of its issue under this clause 5, each Ordinary Share forms part of the class of Ordinary Shares in the capital of the Company and ranks pari passu with the Ordinary Shares then on issue including dividends declared on Ordinary Shares in respect of the financial year in which Conversion occurs.

(e) As soon as practicable after the Conversion of a Holder's A Preference Shares:

(i) the Holder must, if required by the Company, surrender to the Company the statements representing the A Preference Shares which have been converted (or other evidence of title for those A Preference Shares); and

(ii) the Company shall dispatch statements in respect of the Ordinary Shares resulting from the Conversion.

(f) This clause does not limit the Company's ability to deal with A Preference Shares in accordance with the Corporations Act and does not affect the terms on which A Preference Shares may be cancelled under a reduction of capital, share buy back or other form of capital reconstruction implemented in accordance with the Corporations Act.

(g) The Conversion Date means the first to occur of:

(i) one or more of the following events occurring;

(A) a person acquires a relevant interest in more than 20% of the Ordinary Shares;

(B) a person makes a takeover offer for Ordinary Shares in accordance with Chapter 6 of the Corporations Act;

(C) a person acquires a relevant interest in 20% or more of the Ordinary Shares as a result of:

(I) a scheme of arrangement under section 411 of the Corporations Act;

(II) an acquisition or issue of Ordinary Shares approved under section 611 of the Corporations Act; or



(III) an acquisition or issue of Ordinary Shares other than under the creep provisions under section 611 of the Corporations Act; or

(D) the Company or QRL (for so long as it remains an Associated Company) announces the intention to sell or dispose of either the main undertaking or a substantial part of the main undertaking of the Company, or QRL (for so long as it remains an Associated Company);

(ii) the Company announces its intention to undertake a Rights Issue which would result in an increase in the issued share capital of the Company to 120% or more of the Company's issued share capital immediately before that announcement;

(iii) the Company announces its intention to undertake a Bonus Issue of Ordinary Shares which would result in an increase in the issued share capital of the Company to 120% or more of the Company's issued share capital immediately before that announcement; and

(iv) 31 December 2005.

6. PARTICIPATION IN NEW ISSUES

There are no rights or entitlements inherent in the A Preference Shares and Holders will not be entitled to participate in issues of new Securities offered to holders of Ordinary Shares or any bonus issues of Securities.

7. ADJUSTMENT FOR CAPITAL RECONSTRUCTION

If at any time there is a reorganisation of the capital of the Company, the number of A Preference Shares, the Issue Price and the Conversion Multiple will, in accordance with the Listing Rules, be reorganised such that the Holders do not receive a benefit that holders of the Ordinary Shares do not receive. Such reorganisation shall not be an amendment to which clause 13 applies and shall not be otherwise treated as a variation of class rights.

8. RETURN OF CAPITAL IN A WINDING UP

(a) Subject to clause 8(b), the Holders are not entitled to participate in the surplus assets or profits of the Company in a winding up.

(b) Each A Preference Share confers on its Holder the right to payment in cash of the following in a winding up in priority to any other class of shares in the Company:

(i) the Issue Price; and

(ii) any arrears of a declared Non-Cumulative Preference Dividend.



9. OTHER PREFERENCE SHARE ISSUES

(a) The Company must not without Special Consent issue any other preference shares (including, without limitation, preference shares which are participating or non-participating, redeemable or non-redeemable and whether carrying a dividend the same as or different from the A Preference Shares) ranking in priority to the A Preference Shares, provided that nothing in this clause will limit the ability of the Company to issue the B Preference Shares.

(b) The Company may, subject to the Corporations Act and the Listing Rules, issue further A Preference Shares ranking pari passu with the A Preference Shares and B Preference Shares ranking peri passu with the B Preference Shares.

(c) The Holders constitute one class of shareholders for the purpose of the Constitution.

10. REDEMPTION OF A PREFERENCE SHARES

The A Preference Shares are non-redeemable.

11. LISTING OF A PREFERENCE SHARES

(a) The Company will not apply for official quotation of the A Preference Shares on ASX.

(b) The Company will apply for official quotation on ASX of Ordinary Shares issued as a result of the Conversion of A Preference Shares within 10 Business Days of the Conversion Date or as otherwise required by the Listing Rules.

12. TRANSFER OF A PREFERENCE SHARES

The A Preference Shares are not transferable (other than with the consent of the Company and provided that the Constitution, the Listing Rules and the Corporations Act are complied with).

13. AMENDMENT OF THIS DOCUMENT

This document may only be amended:

(a) by Special Consent; and

(b) if the Constitution, the Listing Rules and the Corporations Act are complied with.



QRSciences Holdings Limited
ABN 27 009 259 876

Proxy Form

1 SHAREHOLDER

Name, address and daytime telephone number of shareholder of QRSciences Holdings Limited

Name ....

Address ....

....

Daytime phone no ....

2 APPOINTS

Insert here the name of the person you wish to appoint as proxy; **shareholders cannot appoint themselves.**

Name of proxy - please print

....

OR, if no person is named, **the Chairman** of the meeting to vote in accordance with the following directions or, if no directions have been given, as the Proxy (other than the Chairman) sees fit at the General Meeting of the Company to be held on **24 January 2005** commencing at **9.00am** WST and at any adjournment thereof.

If you appoint the Chairman as your proxy, but do not wish to direct your proxy how to vote on a Resolution, you must place a mark in the box below headed "Proxy's Discretion" in respect of that Resolution. By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

If you appoint the Chairman as your proxy, but do not mark any box, the Chairman will be unable to exercise your proxy vote.

If you appoint the Chairman as your proxy and place a mark in any box below headed "Proxy's Discretion", the Chairman intends to exercise your proxy to vote in favour of that resolution.

3 SIGNATURE OF SHAREHOLDER(S)

All single or joint holders of shares must sign this form.

Signature	Signature	Signature

Date

or in the case of a company

The **COMMON SEAL** of the company is affixed in accordance with its constitution in the presence of:/Executed by the company by its duly authorised officers in accordance with sub-section 127 of the Corporations Act 2001:*)

.... Signature of Director

.... *Name of Director (Print)*

.... Signature of Director/Secretary

.... *Name of Director/Secretary (Print)*

or signed by .... *under Power of Attorney on behalf of the company.*

* *delete as appropriate*

This proxy form must be signed by the shareholder and, in the case of joint shareholders, by each of the joint shareholders. In the case of a corporation, this proxy form must be executed in accordance with section 127 of the Corporations Act 2001. In the case of a Sole Director/Secretary company, please indicate "Sole Director". If this proxy form is signed under Power of Attorney the original Power of Attorney (or a copy certified as a true copy by statutory declaration) must be forwarded with the proxy form.



4 PROXY'S VOTING INSTRUCTIONS (OPTIONAL) ⇨	FOR	AGAINST	ABSTAIN	PROXY'S DISCRETION
1 Previous QRSH Option Issue				
2 Amendment of Constitution				
3 Approval of Terms of Converting Preference Shares				

If you wish to direct your proxy how to vote, place a mark on the appropriate box. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the number of shares you wish to vote in the appropriate box. The direction will be invalid if a mark is made against more than one box for a particular item, or, if you have split your direction, if the total shareholding shown in "FOR", "AGAINST", "ABSTAIN" and "PROXY'S DISCRETION" boxes is more than your total shareholding on the share register. Each person who attends the meeting is entitled to one vote only on a show of hands. A person who holds proxies for more than one shareholder cannot vote on a show of hands if he or she holds proxies directing him or her to vote both for and against a resolution.

5 APPOINTMENT OF A SECOND PROXY (OPTIONAL)

If you want to appoint two proxies you may state here the percentage of your voting rights applicable to this proxy form. If you do not specify a particular percentage, each proxy is entitled to exercise 50% of your voting rights applicable to this proxy form.

[ ] %

A shareholder is entitled to appoint up to two persons (whether shareholders or not) to attend the meeting and vote as proxies. If you wish to appoint two proxies please either photocopy the proxy form or telephone Mr Rob Orr on (08) 9358 5011 to obtain a second form. Both forms should be completed with the nominated percentage of your voting rights on each form. Please return the proxy forms together.

Important Information

Deadline for Receipt of proxies To be effective, a completed proxy form together with the power of attorney (if any) under which it is signed, must be received by the Company at its registered office not less than 48 hours before the appointed time of the General Meeting i.e. no later than 9.00am WST on 21 January 2005.

Destination of Completed Proxy Form Once the Proxy Form is completed and all details checked by you, the form is to be sent or delivered to the Company's registered office at Level 32, Exchange Plaza, 2 The Esplanade, Perth WA 6000 or sent by facsimile to the registered office on (08) 9358 5022.

For Further Information If you need any further information about this form or attendance at the Company's General Meeting, please contact Mr Rob Orr, Company Secretary on (08) 9358 5011.



QRSciences Holdings Limited
ABN 27 009 259 876

Appointment of Corporate Representative

Section 250D of the Corporations Act 2001

This is to certify that by a resolution of the Directors of:

.... **(Company)**,

Insert name of shareholder company

the Company has appointed:

....,

Insert name of corporate representative

in accordance with the provisions of section 250D of the Corporations Act 2001, to act as the body corporate representative of that company at the meeting of the members of QRSciences Holdings Limited to be held on 24 January 2005 and at any adjournments of that meeting.

DATED ....

Executed by the Company)
in accordance with its constituent)
documents)

....	....
Signed by authorised representative	Signed by authorised representative
....	....
Name of authorised representative (print)	Name of authorised representative (print)
....	....
Position of authorised representative (print)	Position of authorised representative (print)

INSTRUCTIONS FOR COMPLETION

1. Insert name of appointor Company and the name or position of the appointee (eg "John Smith" or "each director of the Company").
2. Execute the Certificate following the procedure required by your Constitution or other constituent documents.
3. Print the name and position (eg director) of each company officer who signs this Certificate on behalf of the company.
4. Insert the date of execution where indicated.
5. Send or deliver the Certificate to QRSciences Holdings Limited's registered office at Level 32, Exchange Plaza, 2 The Esplanade, Perth WA 6000, or fax the Certificate to the registered office at (08) 9358 5022.


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 22/12/04
Document Ref : 198
Release Time: Immediate
Subject: QRSCIENCES HOLDINGS SUPPLEMENTARY BIDDERS STATEMENT


Sciences
Holdings Limited

Company Announcements Office
Australian Stock Exchange Limited

22 December 2004

QRSCIENCES HOLDINGS LIMITED (ASX:QRS)

We refer to the bidder's statement lodged by QRSciences Holdings Limited with the Australian Securities & Investments Commission on 3 December 2004 in relation to its takeover bid for all of the shares in QR Sciences Limited ("**Bidder's Statement**").

Please find enclosed a copy of the supplementary statement issued by QRSciences Holdings Limited which supplements the Bidder's Statement. The supplementary statement was lodged with the Australian Securities and Investments Commission and sent to QR Sciences Limited today.

Yours faithfully

Rob Orr
Company Secretary

Encl.

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876

SUPPLEMENTARY BIDDER'S STATEMENT

1. Introduction

This document is a supplementary bidder's statement under section 643 of the Corporations Act 2001 (Cth) issued by QRSciences Holdings Limited ABN 27 009 259 876 ("**Holdings**") in respect of its off-market takeover bid for all the ordinary shares in QR Sciences Limited ("**QRL**"). This document supplements, and is to be read together with Holdings' bidder's statement lodged with the Australian Securities and Investments Commission on 3 December 2004 ("**Bidder's Statement**").

2. ASIC Relief Granted

As set out in section 8.9(c) of the Bidder's Statement, Holdings applied for relief from the ASIC to permit Holdings to extend the Takeover Bid to up to 4,998,829 QRL Shares that may be issued by QRL after 17 December 2004 (being the date set by Holdings under section 633(2) of the Act) and before the end of the Offer Period.

On 16 December 2004, the ASIC granted Holdings relief to the above effect subject to Holdings complying with various conditions.

The relief is in respect to the issue of QRL Shares approved at the meeting of QRL Shareholders on 6 October 2004 for the issue of:

(a) up to 4,598,829 QRL Shares to directors and staff of QRL under the terms of the QRL Employee Share Plan ("**QRL Plan**"); and

(b) 400,000 QRL Shares to Mr Norman Shanks, a director of QRL,

(together, the **Approved QRL Shares**").

As at 17 December 2004 and the date of this document, 2,598,829 Approved QRL Shares have yet to be issued by QRL ("**Unissued Approved QRL Shares**"), but still may be issued before the end of the Offer Period.

The effect of the relief from ASIC is that if the Unissued Approved QRL Shares are issued before the end of the Offer Period, the Takeover Bid will extend to those QRL Shares.

Holdings will send the Bidder's Statement (together with this supplementary document) to persons entitled to receive the Approved QRL Shares ("**Participants**") at the time Holdings is required to send the Bidder's Statement to the holders of QRL Shares and will send the target's statement

of QRL to the Participants immediately after it receives the target's statement.

Holdings confirms that, as set out in section 7.9(a)(i)(D) of the Bidder's Statement, the issue of the Approved QRL Shares by QRL before the end of the Offer Period will not trigger a defeating condition to the Takeover Bid.

3. Effect on Holdings

3.1 *Issue of Unissued Approved QRL Shares*

In the event that QRL issues the Unissued Approved QRL Shares before the end of the Offer Period and the holders of those QRL Shares accept the Offers, then Preference Shares and Holdings Options will be issued to those parties under the Offers as consideration for the QRL Shares acquired.

Assuming all of the Unissued Approved QRL Shares are issued before the end of the Offer Period and are acquired by Holdings under the Offer, the number of Preference Shares and Holdings Options on issue will increase by approximately 6.497 million and 2.599 million respectively. In addition, upon conversion of these Preference Shares in accordance with their terms and should these Holdings Options be exercised, the number of Holdings Shares on issue will increase accordingly.

On the basis of these assumptions, the impact on the pro forma consolidated statement of financial position of Holdings set out in section 6.2 of the Bidder's Statement ("**Pro Forma Statement**") will be:

(a) a decrease in Retained profits by $1.8 million; and

(b) an increase in Contributed equity by $1.8 million.

3.2 *Issue of Further QRL Shares*

Holdings is aware that, as at the date of this statement, QRL has issued 2.4 million Approved QRL Shares, comprising 2,000,000 QRL Shares pursuant to the QRL Plan and 400,000 QRL Shares to Mr Shanks, since lodgment of the Bidder's Statement with the ASIC and on or before 17 December 2004.

Should the holders of these QRL Shares accept the Offers, then a further 6 million Preference Shares and 2.4 million Holdings Options will be issued by Holdings under the Takeover Bid, having a consequential effect on the total number of issued Preference Shares, Holdings Options and Holdings Shares. The acceptance of the Offers by these QRL shareholders will have a similar effect as set out under 3.1 above on the Pro Forma Statement, with a decrease in Retained profits by $1.7 million and an increase in Contributed equity by $1.7 million.

The impact of the acceptance of the Offers by these QRL shareholders is in addition to that set out in section 3.1 above.

3.3 *Issue under Holdings Employee Share Plan*

As detailed in section 8.9(c) of the Bidder's Statement, under the terms of the takeover announcement by Holdings dated 27 October 2004, Holdings intends to offer the QRL employees the opportunity to participate in the Holdings Employee Share Plan ("**Holdings Plan**") in substitution for participation in the QRL Plan.

Should the QRL employees accept Holdings' offer under the Holdings Plan, rather than accepting the offer pursuant to the QRL Plan then no Unissued Approved QRL Shares will be issued and the effect described in 3.1 will not occur. Instead Holdings Shares will be issued on an equivalent basis which will have a resultant impact on the Pro Forma Statement, dependent upon the issue price of those Holdings Shares, which will be determined as at the date of issue of those Holdings Shares.

4. Other notices

Unless the context otherwise requires, terms defined in the Bidder's Statement have the same meaning in this supplementary document.

This supplementary document is dated and was lodged with the ASIC on 22 December 2004. Neither ASIC nor any of its officers take any responsibility for its contents.

The directors of Holdings have, under a unanimous resolution passed by all of the directors of Holdings, approved this document and authorised Mr Pennefather to sign this document on behalf of Holdings.

....

Gary Bruce Pennefather
Director

Dated: 22 December 2004

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 10/12/04
Document Ref : 197
Release Time: Immediate
Title: Appendix 3B

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to acquire fully paid ordinary shares at 40 cent options expiry 12 January 2006.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to 5,995,411 options to acquire fully paid ordinary shares at 40 cent expiry 12 January 2006.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options to acquire fully paid ordinary shares, exercise price 40 cents, expiry date 12 January 2006.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	The consideration offered under the takeover bid for QR Sciences Limited, being 5 preference shares (comprised equally of A preference shares and B preference shares) and 1 option for every 2 ordinary shares in QR Sciences Limited.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Part consideration offered under the takeover bid announced to ASX on 3 December 2004 for all of the ordinary shares in QR Sciences Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	To be advised.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
177,744,611	Fully paid ordinary shares
21,675,000	20 cent options 12 January 2005 expiry
32,606,334	40 cent options 12 January 2006 expiry

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*Including* the securities in clause 2 if applicable)	12,822,665	Fully paid ordinary shares
		2,909,533	40 cents options 12 January 2006 expiry
		3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry
		14,988,528*	A preference shares
		14,988,528* (**subject to separate Appendix 3B)*	B preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 10 December 2004

Print name: Rob Orr

== == == == ==

+ See chapter 19 for defined terms.

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 10/12/04
Document Ref : 196
Release Time: Immediate
Title: Appendix 3B

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	"A" non-redeemable converting preference shares (A preference shares). "B" non-redeemable converting preference shares (B preference shares).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,988,528 A preference shares and 14,988,528 B preference shares, subject to rounding.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The A preference shares and B preference shares will convert into fully paid ordinary shares on a one for one basis by no later than 31 December 2005 in the case of A preference shares and 31 December 2006 in the case of B preference shares. The A preference shares and B preference shares will automatically convert into fully paid ordinary shares before these dates should certain prescribed events occur.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable. The A preference shares and B preference shares are new classes of securities. Upon conversion of the A preference shares and B preference shares in accordance with their terms, the fully paid ordinary shares issued will rank equally with the Company's existing fully paid ordinary shares on issue.
5	Issue price or consideration	The consideration offered under the takeover bid for QR Sciences Limited, being 5 preference shares (comprised equally of A preference shares and B preference shares) and 1 option for every 2 ordinary shares in QR Sciences Limited.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Part consideration offered under the takeover bid announced to ASX on 3 December 2004 for all of the ordinary shares in QR Sciences Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	To be advised.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
177,744,611	Fully paid ordinary shares
21,675,000	20 cent options 12 January 2005 expiry
32,606,334* *(5,995,411 options subject to separate Appendix 3B)*	40 cent options 12 January 2006 expiry

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*Including* the securities in clause 2 if applicable)

Number	+Class
12,822,665	Fully paid ordinary shares
2,909,533	40 cents options 12 January 2006 expiry
3,000,000	60 cent options 12 January 2006 expiry
3,000,000	$1.00 options 12 January 2006 expiry
14,988,528	A preference shares
14,988,528	B preference shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)? ☐

33 +Despatch date ☐

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 10 December 2004

Print name: Rob Orr

== == == == ==

+ See chapter 19 for defined terms.


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 6/12/04
Document Ref : 194
Release Time: Immediate
Subject: QRSCIENCES LAUNCHES TAKEOVER BID


Sciences
Holdings Limited

6 December 2004

QRSCIENCES HOLDINGS LAUNCHES TAKE OVER BID

QRSciences Holdings Limited (ASX:**QRS**) ("**Holdings**"), parent company of QR Sciences Limited, the world leader in Quadrupole Resonance (QR) explosive detection technology, has lodged its Bidders Statement to acquire all remaining shares in this leading edge security company.

Commenting on the lodgement, Kevin Russeth, Chairman and CEO said: "A successful takeover unifies the shareholders, clarifies the Company's ownership structure for the capital markets and will assist us in readying our business for success in the United States of America. The majority of shareholders spoken to are overwhelmingly in favour of the bid. With such broad support, QRSciences Holdings Limited is confident that the offer will quickly translate to full acquisition."

The offer is expected to close on January 31, 2005.

"QRSciences technology offers unparalleled explosive detection capability. The systems harness harmless and relatively low frequency radio waves using QRSciences proprietary software and hardware to identify the chemical structure or unique fingerprint of specific molecules," explains Mr Russeth. "QRS testing has shown the technique can be as accurate as laboratory spectroscopy in identifying the presence of some explosive materials known to have been used in airline bombings and terrorist attacks in the past."

QR Sciences technology has been successfully tested by the US Transportation Security Administration (TSA) as an "Advanced Technology" EDS. The technology has also been extensively trialled and tested over the past four years by authorities, regulators and airports in the United States, Canada, European Union including the United Kingdom and Australia.

About QRSciences Limited

QRSciences Limited based in Perth, Western Australia is a designer, developer and direct manufacturer of systems, sub-systems, components and software for security related applications. The company is a world leader in Quadrupole Resonance (QR) applications a next generation technology that uses radio frequency spectroscopy techniques to identify and detect a range of materials. QR is closely related to Magnetic Resonance Imaging (MRI), which is widely employed in industry and the medical profession. Applications

for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information on QRSciences Limited, please visit www.qrsciences.com.

Bidder's Statement

in compliance with Part 6.5 of the Corporations Act 2001

in relation to a takeover bid for all of the shares in

QR Sciences Limited

ABN 84 071 648 309

QRSciences Holdings Limited

ABN 27 009 259 876

Key Dates

Announcement of Takeover Bid	27 October 2004
Bidder's Statement lodged	3 December 2004
Date of Offer	[**] December 2004
Close of Offer (5.00pm Perth time unless otherwise extended)	31 January 2005

How To Accept the Offer

Acceptances must be received by the end of the Offer Period. You must complete and sign the accompanying Acceptance Form in accordance with the instructions on it, and return it to:

By Post

Computershare Investor Services Pty Ltd
GPO Box D182
PERTH WA 6840

By Hand

Computershare Investor Services Pty Ltd
Level 2, 45 St Georges Terrace
PERTH WA 6000

Contents

Important Notices

This document is a bidder's statement given by QRSciences Holdings Limited ("**Holdings**") to QR Sciences Limited ("QRL") under Part 6.5 of the Corporations Act 2001 and sets out the disclosures required by the Corporations Act, together with the offer by Holdings to acquire fully paid ordinary shares in QRL on the terms set out in section 7 of this document.

This document is dated 3 December 2004 and a copy of it was lodged with ASIC on 3 December 2004. Neither ASIC nor any of its officers takes responsibility as to the contents of this document.

A number of important words and phrases with particular meanings have been used in this document and these are explained in the Glossary in section 10.

This document does not take into account the individual investment objectives, financial situation and particular needs of each QRL shareholder or any other person. You should consider seeking independent financial and taxation advice before making a decision as to whether or not to accept the offer contained in section 7 of this document.

Incorporation of Documents by Reference

The following documents have been incorporated into this document by reference:

(a) Holdings Annual Report for the year ended 30 June 2004; and

(b) QRL Annual Report for the year ended 30 June 2004.

If you wish to obtain a free copy of the above documents, please call Holdings on (08) 9358 5011 or send your request in writing to Holdings' office at 8-10 Hamilton Street, Cannington, Perth WA.

1. OVERVIEW OF OFFER

1.1 Summary of Offer

Holdings is offering 5 Preference Shares and 1 Holdings Option for every 2 of Your QRL Shares.

Holdings wishes to acquire 100% of QRL Shares and retain QRL as a wholly-owned subsidiary and if permitted to do so under the Corporations Act, intends to move to compulsory acquisition of minority shareholders in QRL.

1.2 Holdings

Holdings is a company listed on the ASX.

Holdings' principal activity is the active management of its investment in QRL.

Holdings is currently the principal funder and the largest shareholder in QRL. The aim of the Takeover Bid is to acquire 100% of QRL providing you with securities in a listed company in exchange for shares in an unlisted company which are not trading on a recognised exchange. We believe that, by accepting this Offer, you will enjoy the benefits that this provides.

Further information on Holdings is set out in section 3 below.

1.3 Reasons to accept the Offer

These include:

(a) the ability to view the value of your investment in a well publicised forum;

(b) ease of access to information about your investment through continuous disclosure via ASX releases;

(c) holding securities in a company that must comply with the added regulatory requirements of the ASX Listing Rules;

(d) holding securities in an ASX listed entity, some of which will be immediately tradeable;

(e) potential for further liquidity on the conversion of the Preference Shares into Holdings Shares; and

(f) providing Holdings with better access to capital markets for the continued development of the QRL business.

1.4 Closing Date

The closing date of the Offer is 31 January 2005.

2. TAKEOVER BID

2.1 Part 6.5 Document

This document is a bidder's statement given by Holdings to QRL under Part 6.5 of the Corporations Act in connection with the Takeover Bid.

2.2 The Offer

Holdings proposes to make Offers for all QRL Shares.

The Offer does not include an offer to acquire options over QRL Shares. However, holders of such options who exercise them prior to the end of the Offer Period may accept the Offer as if they were holders of QRL Shares on the Record Date.

The consideration offered by Holdings under the Takeover Bid is **5 Preference Shares and 1 Holdings Option** for every **2 QRL Shares**.

The Preference Shares to be issued to each accepting QRL shareholder will be comprised equally of A Preference Shares and B Preference Shares. The Preference Shares will convert into Holdings Shares on a one for one basis by no later than December 31, 2005 in the case of A Preference Shares and December 31, 2006 in the case of B Preference Shares. The Preference Shares will not be transferable, other than with the consent of Holdings. No application will be made for official quotation of the Preference Shares on ASX.

The Holdings Options will be freely tradeable on ASX from issue.

The conditions to which the Offers will be subject are set out in section 7.9 of this Statement. They include, among other things, Holdings obtaining all shareholder approvals necessary (whether under the Corporations Act, the Listing Rules, Holdings' constitution or otherwise) in order to implement the Takeover Bid, issue the Preference Shares and to attend to any other incidental matters.

Although, it is not the current intention of Holdings to waive any of the conditions of the Offer including the conditions described above, Holdings reserves its right to waive any condition in its absolute discretion, subject to the Corporations Act and other legal requirements.

Full particulars of the Offer are set out in section 7 of this Statement, other than the names and addresses of the persons to whom the Offers will be made, the date of the Offers and other dates in the Offers which will depend on that date.

The Offers will:

(a) be sent to all persons registered as holders of QRL Shares at 5.00pm (Perth time) on the Record Date; and

(b) extend to all persons who are:

 (i) holders of options over QRL Shares who exercise these options before the end of the Offer Period; or

(ii) entitled to accept under section 653B of the Corporations Act as if an Offer has been made to them.

2.3 Consideration Offered

The consideration offered by Holdings under the Takeover Bid is 5 Preference Shares and 1 Holding Option for every 2 QRL Shares.

The Preference Shares to be issued to each accepting QRL Shareholder will be comprised equally of A Preference Shares and B Preference Shares, with fractions to be rounded up.

The Preference Share terms are discussed further in sections 8.1 and 8.2 and the terms of the A Preference Shares are set out in full in section 9 below, however in summary:

(a) Preference Shares are entitled to a non-cumulative dividend if Holdings declares a dividend. Holdings currently has no intention of declaring a dividend in the foreseeable future;

(b) the Preference Shares have the right to vote only in certain limited circumstances as set out in their terms of issue and have no other voting rights;

(c) the A Preference Shares and B Preference Shares convert into ordinary fully paid shares in Holdings on the basis of one Holdings Share for each Preference Share, on the first to occur of certain events:

   (i) 31 December 2005, in the case of A Preference Shares; or

   (ii) 31 December 2006, in the case of B Preference Shares; or

   (iii) in the case of either A Preference Shares or B Preference Shares, a person acquiring a relevant interest in more than 20% of Holdings Shares, announcing a takeover bid for Holdings or Holdings or QRL announcing the intention to sell or dispose of its main undertaking or a substantial part thereof;

   (iv) Holdings announcing its intention to undertake a pro rata rights issue to holders of Holdings Shares which would result in an increase in the issued share capital of Holdings to 120% or more of Holdings' issued share capital immediately before that announcement; or

   (v) Holdings announcing its intention to undertake a bonus issue of Holdings Shares to holders of Holdings Shares which would result in an increase in the issued share capital of Holdings to 120% or more of Holdings' issued share capital immediately before that announcement;

(d) in a winding up, Preference Shareholders have a right to payment of the issue price of the Preference Share and any arrears of declared and unpaid dividend in priority to any other class of shares. Preference Shares have no other participating rights in a winding up;

(e) Preference Shares are not redeemable; and

(f) Preference Shares will not be quoted on ASX and are not transferable, other than with the consent of Holdings.

The above represents only a summary of the rights of Preference Shares. QRL shareholders should refer to the full terms of the Preference Shares for a complete statement of the rights attaching to the Preference Shares.

The terms of the Holding Options are set out in full in section 8.4 below.

2.4 Closing Date

The Offers are intended to remain open for acceptance for a period commencing on the date of the Offer, being the date on which the first Offer under the Takeover Bid is made, and ending at 5.00pm (Perth time) on 31 January 2005, unless the Offers are extended or withdrawn in accordance with the Corporations Act.

3. ABOUT HOLDINGS

3.1 Background

Holdings is a listed public company registered under the Corporations Act.

Holdings currently has a relevant interest in approximately 61% of QRL Shares.

The principal activity of Holdings is the active management of its investment in QRL.

3.2 Directors

The names and positions of the directors of Holdings are as follows.

Kevin Lee Russeth – Executive Chairman and Chief Executive Officer

Mr Russeth commenced his business career as a Systems Engineer with software developer and integrator Electronic Data Systems (EDS) in Dallas, Texas. He worked in the financial services group at EDS developing and maintaining infrastructure software for large bank clients across the U.S.

After that he spent 11 years with global investment banks, Shearson Lehman Brothers, Merrill Lynch and Smith Barney in New York, Minnesota and Australia in a variety of roles. Most recently as Vice President with Smith Barney in their Perth, Western Australia office.

Mr Russeth has substantial experience in capital raising, structured finance, corporate strategy and business assessment and has been involved in a variety of complex domestic and international business transactions.

He has been CEO of QRL since June 2002 and Chairman and CEO of Holdings since April 2002.

Mr Russeth holds a Bachelor of Arts in Business with Honours from Gustavus Adolphus in St. Peter, Minnesota and studied Information Technology at Minnesota State University. He graduated from the EDS Systems Engineer Development Program in 1983 and was accepted into the MBA program at Boston College, Chestnut Hill, Massachusetts in 1984.

Mr Russeth is a dual citizen of the U.S. and Australia.

Simon Peter Bedford –Director

Mr Bedford has worked for Holdings since early 2004 and has been appointed as Executive Director of Holdings and Vice-President, Business Development of QRL. His responsibilities include, US based Technical Customer Support, Government Relations, Technology Assessment and Business Development. Mr Bedford worked for seven years in a senior role at Quantum Magnetics in the U.S. His focus at Quantum Magnetics was Quadrupole Resonance and applications related to baggage screening and landmine detection. In addition to Quadrupole Resonance expertise, Mr. Bedford has experience developing and fielding novel personnel screening devices for concealed weapons

detection and the application of advanced magnetic resonance technology in industrial process control.

Gary Bruce Pennefather -Director

Mr Pennefather has also worked for Holdings since early 2004 and has been appointed as Executive Director of Holdings and Vice-President, Commercial Systems Group of QRL. Mr Pennefather is responsible for coordinating Program Management and Project Management between QRSciences and its overseas customers. He has a Bachelor of Engineering (Hons.) in Electronics from the University of Western Australia. Mr Pennefather has significant experience with technology companies specifically in the areas of program and project management, electronic design, and general operations.

3.3 Holdings' Current Activities

The principal activity of Holdings is the active management of its investment in QRL. In this regard, Holdings has been the principal source of funding for QRL and has currently loaned to QRL approximately $8.7 million for the purposes of working capital to fund the business activities of QRL.

Further information on this facility and associated security is set out in section 8.9 below.

3.4 Current Investment in QRL

Holdings currently beneficially holds and has a relevant interest in 18,667,558 QRL Shares, representing approximately 61% of QRL's issued ordinary capital.

Holdings also holds 5,900,000 options to acquire QRL Shares at an exercise price of $2.00 with 4,000,000 expiring on 30 April 2005 and 1,900,000 expiring on 31 December 2005.

Holdings has also provided an $8.7 million debt facility to QRL. The debt facility is partially secured via a fixed and floating charge over the assets of QRL. Further details of this facility and the security are set out in section 8.9.

3.5 Further Details

Further details about Holdings can be found at its website:

<<www.qrsholdings.com>>

This is included for information purposes only and Holdings is not relying on the contents of its website to satisfy its disclosure obligations under the Corporations Act.

4. QRL BUSINESS

4.1 Information about QRL

QRL is a research and development company with a focus on quadrupole resonances and the commercial applications that could develop from this and related technology. Quadrupole Resonance ("QR") screening is QRL's first application. QR is a substance detection technology that can probe a target and identify certain molecular structures through their unique QR signatures.

A potential commercial application for QRL's technology is in the area of explosives detection. In combination with X-ray equipment, QRL is intending to deliver a more functional and effective solution to the aviation security market. The technology has further potential applications in the detection of narcotics, biochemical agents, material and mineral assay and in the area of pharmaceutical quality control and assurance.

4.2 History of QRL

QRL was formed in November 1995 working initially in the area of ground penetrating radar with a unique technology for use in mineral exploration in the mining industry. QRL made a commercial decision to abandon this technology in late 1997.

QRL identified QR as a technology that could harness expertise in the organization, and from academic institutions. It was the management's belief that QR provided a significant commercial opportunity. The reason was that problems existed in the postal and aviation industries in relation to security specifically in the area of effective and accurate explosive detection and QRL had a team of people that could develop solutions.

Between 1997 and 1999 QRL assembled a QR research team drawing on resources from Russia, UK and Australia and began developing applications in the areas of aviation security, postal scanning and land mine detection. Various prototype detectors were subsequently developed.

By 1999, prototype units had been built and techniques to optimize detection refined. Preliminary tests indicated that QR could be of particular interest in the aviation security industry, which had difficulty with a range of explosives, and a decision was made to focus on that market.

In 2000 QRL conducted live trials at Perth Airport, Australia with the support of Qantas Airlines and shortly thereafter at Manchester Airport, England with support from the UK regulatory community.

This was followed in 2001 by tests conducted by the PSDB of the UK Home Office at their facility in St Albans, UK and also at Ottawa Airport by the Canadian Aviation Authorities in conjunction with the Royal Canadian Mounted Police.

As a result of the Canadian trials QRL was approached by the US Government to explore whether the potential existed to carry out additional testing in the US, and to enter into a research and development agreement.

In mid 2002 QRL entered into a Cooperative Research Development Agreement ("**CRDA**") with the Federal Aviation Administration ("**FAA**") which has now become the TSA and part of the DHS.

After the CRDA was executed QRL sent a prototype and a team of engineers and scientists for independent testing and evaluation by the FAA, at the Transportation Security Laboratory, William J Hughes Technical Center in Atlantic City, New Jersey.

In September 2002 QRL secured the worldwide exclusive rights over the QR patent portfolio of BTG. BTG was involved in commercializing Magnetic Resonance Imaging ("**MRI**") and owned core patents over MRI and QR techniques.

In October 2002 QRL was informed by the Test Director of the TSA's Office of Transportation Security Research & Development that QRL's technology had been independently tested and evaluated by the FAA/TSA for false alarm rates and the detection of certain categories of explosives and had met the FAA/TSA Advanced Technology ("**AT**") requirements.

During the course of 2003 QRL entered into commercial negotiations with Lockheed Martin, Rapiscan Security Products and L-3 Communications Security and Detection Systems division. Each company completed technical and commercial due diligence and entered into licensing agreements with QRL.

4.3 The QRL Business

(a) Overview of Quadrupole Resonance

QRL's technology is based on a technique known as Quadrupole Resonance ("**QR**"). QR is also known to the scientific community as Zero-Field Nuclear Magnetic Resonance ("**NMR**") and NQR.

QR is a close cousin to MRI and many of the ideas and techniques applied to QR emanate from early research in MRI.

MRI is a familiar technology extensively used for diagnosing soft-tissue injuries and has become a common medical diagnostic technique. MRI derives from a technology called NMR and requires powerful magnets to force the nuclei of atoms to align with this large dc but spatially varying externally applied magnetic field. A smaller pulsed RF magnetic field is applied orthogonally to the large dc field. This disturbs the nuclei from their rest state. In relaxing the active nuclei in each molecule release some of the energy stored in the nuclear alignment as RF with a characteristic decay rate and frequency dependent on the large dc magnetic field at a given location within the body. Interpretation of these signals and frequency information allows scientists and doctors to map out the materials being scanned.

QR similarly derives from NMR techniques and is a scientific phenomenon discovered initially in the 1940's based on observations of the behavior of the electrical charge distribution of certain nuclei and corresponding spin properties.

These nuclei have four electrical poles, and been shown to emit particular identifiable signals when exposed to carefully controlled RF signals.

The QR signal emitted by a nucleus in any given molecular structure is unique and easily distinguishable from other molecular structures. QR therefore provides a material specific means to identify and characterize any given crystalline chemical compound containing a QR active nucleus. Many explosives, narcotics and biochemical agents and other materials are crystalline and contain such nuclei.

(b) Existing Products

QRL currently has a stand alone product available for sale to the hand held baggage screening market.

QRL is also is the process of working with other industry participants in relation to the integration of the technology into future explosive screening products.

4.4 History of Holdings Investment in QRL

Holdings first acquired an interest in QRL in March 2002. By October 2002, this interest had increased to approximately 6% of QRL Shares.

In June 2002, Holdings commenced providing debt funding to QRL. This was supported by a fixed and floating charge over all of the assets of QRL.

In September 2002, Holdings offered to acquire all of the QRL Shares and in December 2002, closed this offer owning 48% of all issued QRL Shares. Subsequent to December 2002, Holdings has increased its interest to its current level of approximately 61% in accordance with the provisions of the Corporations Act.

Subsequent to the above date, Holdings has advanced a total of $8.7 million to QRL by way of debt finance which is secured in part by a fixed and floating charge over the assets of QRL. Further details on the loan arrangements between QRL and Holdings are set out below in section 8.9.

Subsequent to obtaining control of QRL, Holdings has sought to integrate the administrative and management structures of the two companies to reduce the overhead costs of QRL. This has resulted in both Holdings and QRL operating from the same location and the appointment of a number of Holdings' staff to positions within QRL including:

- Mr Kevin Russeth, who acts as Chief Executive Officer and Executive Director of both companies;
- Mr Robert Orr, who is company secretary of both companies;
- Mr Simon Bedford is a director of Holdings and Vice President, Business Development for QRL; and
- Mr Gary Pennefather is a director of Holdings and Vice-President, Commercial

Systems for QRL.

The majority of the board of directors of QRL remain independent to Holdings.

The focus of Holdings has and will continue to be the management of its investment in QRL.

4.5 Reasons for Holdings making this Offer

Since December 2002, Holdings has owned a majority and controlling interest in QRL.

Holdings believes that if QRL becomes a wholly owned subsidiary it will facilitate and assist the development of the business and assist the investment community to more easily understand and evaluate the investment proposition.

5. POST-BID INTENTIONS

5.1 Background

This section sets out the intentions of Holdings, on the basis of the facts and information concerning QRL which are known to Holdings as at the date of this Statement, relating to:

(a) the continuation of the business of QRL;

(b) any major changes to be made to the business of QRL; and

(c) the future employment of the present employees of QRL.

Holdings' interest in QRL is detailed in sections 3.4 and 8.9 of this Statement. Its Chairman, Mr Russeth, is also a director of QRL.

As a research and development company, the QRL business is uncertain in nature, being dependent on the research undertaken, creation of technology out of that research, development of the technology into a marketable product and commercialisation of that product. The ultimate direction the business takes is dependent on the outcome of each of these steps.

Holdings' intentions as set out in this section have been formed in that context.

5.2 Intentions for QRL as a wholly owned subsidiary

Holdings believes that by QRL becoming a wholly owned subsidiary, Holdings will have greater flexibility to implement the growth and development of QRL's business.

If, as a consequence of the Offers, Holdings acquires 100% of the QRL Shares, and QRL becomes a wholly owned subsidiary of Holdings, the intentions of Holdings are to:

(a) undertake a strategic review of QRL's activities to further evaluate their performance, prospects and strategic relevance, to further integrate QRL's assets and activities within the existing structure of Holdings to seek to improve QRL's efficiency and running costs, by further consolidating QRL's corporate head office functions (such as company secretarial, finance and taxation services) with those of Holdings;

(b) operating QRL in a manner that is more commercially and economically efficient than the manner in which QRL can be operated whilst Holdings is not the only shareholder;

(c) pursuing efficiencies which may be available to the QRL business as part of Holdings;

(d) adequately and appropriately fund the continued growth and development of the QRL business;

(e) to continue building relationships with customers, partners and investors that have an interest in the technology; and

(f) fully support the focus on commercialising QRL's existing technology and continue negotiations with several international companies to continue to develop manufacturing, marketing and maintenance alliances with sales efforts initially focusing on the North American and European markets as well as the Middle East and Asia.

5.3 Intention to compulsorily acquire

If, following the closure of the Offer, Holdings becomes entitled to compulsorily acquire any QRL Shares for which Offers have not been accepted, it is the present intention of Holdings that Holdings will proceed to compulsorily acquire those QRL Shares.

5.4 Intention as to directors

In the event QRL becomes a wholly owned subsidiary of Holdings. Holdings intends to review its board with a view to potentially inviting members of the QRL Board onto the Holdings Board if Holdings forms the view that those persons may offer skills and benefits that would be of value to Holdings as the holder of all QRL Shares.

Subject to the comments set out in section 5.2 and 5.4, it is the present intention of Holdings to retain all the employees of QRL.

5.5 Other Intentions

Subject to the above, it is the present intention of Holdings to:

(g) continue the business of QRL; and

(h) not make any major changes to the business of QRL nor to redeploy any of the fixed assets of QRL.

6. EFFECT OF THE OFFER ON HOLDINGS

6.1 Issued shares and other securities

As at the date of this Statement the issued securities of Holdings are:

Securities	No. of Securities
Fully Paid Ordinary Shares	190,567,276
Options at exercise price of 20 cents and expiring on 12 January 2005	21,675,000
Options at exercise price of 40 cents and expiring on 12 January 2006	29,520,456
Options at exercise price of 60 cents and expiring on 12 January 2006	3,000,000
Options at exercise price of $1.00 and expiring on 12 January 2006	3,000,000

There are currently no Preference Shares on issue.

If Holdings acquires all QRL Shares currently an issue, under the Offer, the number of Preference Shares on issue will be 29,977,055 as a result of the issue of Preference Shares as consideration for the QRL Shares acquired. Upon conversion of these Preference Shares in accordance with their terms, the number of Holdings Shares will be approximately 220,544,331. Further, the number of 40 cent Holdings Options on issue will increase by approximately 5,995,411, such that on a full exercise of these Holdings Options, the number of Holdings Shares will be approximately 226,539,742.

In the event that QRL issues QRL Shares under its Employee Share Plan or under the approvals granted at its shareholders' meeting held on 6 October 2004, and the holders of those QRL Shares accept the Offer or their QRL Shares are otherwise acquired by Holdings, then additional Preference Shares and Holdings Options will be issued to those parties. Further information on the QRL Employee Share Plan is set out in section 8.9(c) below.

Under the terms of the Holdings Employee Share Plan, the shareholders of Holdings have approved the issue of Holdings Shares to directors and officers of Holdings. Further details in this regard are set out in section 8.5 below.

6.2 Pro forma Statement of Financial Position

Set out on the following page for the purposes of illustration only is a pro forma consolidated statement of financial position of Holdings assuming that Holdings acquires all QRL Shares under the Offer.

It is based on the consolidated statement of financial position for Holdings and QRL as at 30 June 2004 as set out in their respective 2004 Annual Reports.

The pro forma consolidated statement of financial position illustrates the effect of the issue of Preference Shares and Holdings Options under the Offer as if the issue occurred on 30 June 2004.

The pro forma consolidated statement of financial position has been prepared on the basis of the issue price of the Preference Shares being $0.28 each and Holdings acquiring all of the remaining QRL Shares on issue not currently held by Holdings.

PRO FORMA STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2004

	Holdings 2004 $	Pro forma 2004 $
CURRENT ASSETS		
Cash assets	2,703,328	2,704,637
Receivables	-	515,431
Inventories	-	
Other financial assets	-	
Other	-	19,852
TOTAL CURRENT ASSETS	2,703,328	3,239,920
NON-CURRENT ASSETS		
Receivables	5,678,028	
Intellectual Property	-	29,390,884
Other financial assets	17,786,627	527,506
Property, plant and equipment	27,649	313,133
Other	4	4
TOTAL NON-CURRENT ASSETS	23,492,308	30,231,527
TOTAL ASSETS	26,195,636	33,471,447
CURRENT LIABILITIES		
Payables	31,455	1,153,896
Interest-bearing liabilities		
Provisions	56,386	208,807
TOTAL CURRENT LIABILITIES	87,841	1,362,703
NON-CURRENT LIABILITIES		
Interest-bearing liabilities		
TOTAL NON-CURRENT LIABILITIES		
TOTAL LIABILITIES	87,841	1,362,703
NET ASSETS	26,107,795	32,108,744
EQUITY		
Contributed equity	30,028,591	38,428,591
Reserves		
Retained profits	(3,920,796)	(6,319,847)
Parent entity interest	26,107,795	32,108,744
Outside equity interest		
TOTAL EQUITY	26,107,795	32,108,744

Notes to the accounts:

Intellectual property

Intellectual property consists of patents, licences and other technical know how and are included in the consolidated pro forma at the cost of acquisition. Cost of acquisition comprises the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. Equity instruments issued as consideration are recorded at their market price at the date of acquisition which is considered to equate to fair value. The carrying amount of intellectual property is reviewed periodically by the directors to ensure that it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flow that will be received from the use of these assets and their subsequent disposal.

Principles of Consolidation

A controlled entity is any entity controlled by Holdings. Control exists where Holdings has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with Holdings to achieve the objectives of Holdings.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

Subsequent Events

Holdings extended its secured loan facility to its subsidiary QRL. The date for the repayment of the facility has also been extended to 30 June 2005. The terms of the facility otherwise remain the same.

QRL, has entered into an agreement with the China Institute of Atomic Energy ("**CIAE**") to assist with the development of security screening systems. The parties also intend to explore the potential for broader use of the QR technology in other security applications throughout China.

QRL, has entered into a formal agreement with Los Angeles based Rapiscan Security Products (U.S.A) Inc., which will see the latter company purchase two additional state-of-the-art Nuclear Quadrupole Resonance (NQR) devices.

Under the terms of this agreement, QRL will provide NQR units to Rapiscan for integration with Rapiscan's Threat Image Projection (TIP) ready X-ray (TRX) machines, which are used in airports and other locations around the world for the detection of weapons and other contraband. In addition, QRL will provide technical assistance to Rapiscan to accomplish the integration.

Holdings announced in September 2004 that it raised approximately $5.8 million dollars via an oversubscribed placement at 27 cents per ordinary share with a one for two free attaching 40 cent option expiring 12 January 2006. The shares and options were placed with sophisticated and professional investors. Holdings will use the funds for ongoing working capital.

Both Holdings and QRL have received approval from shareholders for the implementation of separate Employee Share Plans and the issue of shares to key employees. In broad terms, both plans will give each company the ability to issue shares to staff with a restriction on their ability to sell those shares over a specified period of time thereby aligning their long term interests with those of the company. Further details in this regard are set out in section 8.5 and 8.9(c) respectively below.

Adoption of Australian Equivalents to International Financial Reporting Standards.

Australia is currently preparing for the introduction of International Financial Reporting Standards ("IFRS") as issued by the Australian Accounting Standards Board, effective for financial years commencing 1st January 2005.

The company's/economic entity's management, along with its auditors, are assessing the significance of these changes and preparing for their implementation. Appropriate processes have been set in place to oversee and manage this transition to IFRS which involves:

- the identification of the key differences in accounting policies and disclosures that are likely to arise from the transition to IFRS and their impact on information requirements, reporting and other related processes;
- formulating the changes required to existing policies, processes and systems in order to transition to IFRS; and
- implementing the necessary changes to the accounting and business procedures.

The directors are of the opinion that the key differences in accounting policies that would arise from the adoption of the IFRS standards (based on standards issued to date and pending standards) are as summarised below. This summary should not be taken as an exhaustive list of all differences and does not include disclosure, presentation and classification differences that would affect the manner in which transactions or events are presented.

The company/economic entity has not quantified the impact of the differences discussed below. Accordingly, there can be no assurances that the financial performance and financial position of the company/economic entity as reported in this financial report would not be significantly different if determined in accordance with IFRS.

The key potential implications of the conversion to IFRS on the company/economic entity are as follows:

- Intangible Assets –
  - Internally generated identifiable intangible assets (goodwill, research

expenditure, deferred expenditure etc) will not be recognised as assets in the statement of financial position if they do not meet certain recognition criteria. Such expenditure should be expensed as incurred.

- Intangible assets (goodwill at cost etc.) can only be revalued if there is an active market for them.

- Intangible assets which have indefinite lives will be tested for impairment annually but will not be amortised.

- Impairment of Assets – Assets with infinite lives that are not amortised should be subjected to annual impairment tests. All other assets would be subject to impairment tests only when there are indications of impairment. The recoverable amount of an asset is the higher of the net selling price in an active market and its value in use. Value in use is the net present value of the future cash flows that the asset can generate.

- Revaluations of Property, Plant and Equipment and Intangibles - Revaluation increments and decrements relating to revalued property, plant and equipment and intangibles would be recognised on an individual asset basis and not on a class of asset basis.

- Income Tax – Income tax will be calculated on the "balance sheet" approach under which temporary differences are identified for each asset and liability. As tax effects follow the underlying transaction, some tax effects will be recognised in equity.

- Equity-based Compensation – Equity-based compensation in the form of shares and options will be recognised as expenses in the periods in which the employee provides related services.

- Financial Instruments – Derivative financial instruments and hedging activities are to be recognised in the financial statements and most financial instruments must be carried at fair value.

- Effects of Changes in Foreign Exchange Rates - . The financial statements of the company/economic entity may be reported in more than one currency. The company's/economic entity's integrated foreign operations can no longer be translated using the temporal method.

- Government Grants - Government grants will be recognised as income on a systematic basis over the period necessary to match them with the associated costs which they are intended to compensate rather than immediately they are received or become receivable.

7. THE OFFER

7.1 Terms of the Offer

(a) Holdings offers to acquire all Your QRL Shares subject to the terms and conditions set out in this Offer.

(b) As consideration for the acquisition of all Your QRL Shares, Holdings offers you 5 Preference Shares and 1 Holdings Option for every 2 of Your QRL Shares. The Preference Shares to be issued as consideration will be comprised equally of A Preference Shares and B Preference Shares. If the result of calculating your entitlement to receive A Preference Shares and B Preferences Shares is a whole number and a fraction then your entitlement will be rounded up to the next whole number. Fractional entitlement to Holdings Options will be ignored.

(c) A Preference Shares and B Preference Shares to be issued as consideration for the acquisition of Your QRL Shares under this Offer will be issued on the terms and conditions discussed in sections 8.1 and 8.2 of this Statement respectively. Holdings Shares issued on conversion of the Preference Shares will be issued as fully paid ordinary shares and will rank equally in all respects with, and confer identical rights to, existing Holdings Shares.

A summary of the terms of Holdings Shares is set out in section 8.3 of this Statement.

The terms and conditions attaching to Holdings Options to be issued as consideration for the acquisition of Your QRL Shares are set out in section 8.4.

(d) Holdings is admitted to the Official List of ASX. Holdings Shares and Holdings Options have been granted Official Quotation on ASX.

Holdings will apply to ASX within 7 days after the start of the Bid Period for admission to Official Quotation on ASX of the Holdings Options that will be issued as consideration for the acquisition of Your QRL Shares under this Offer.

Holdings will not apply for Official Quotation of the Preference Shares to be issued as consideration for the acquisition of Your QRL Shares under this Offer. Holdings will apply for Official Quotation on ASX of the Holdings Shares to be issued on conversion of the Preference Shares.

(e) Subject to sections 7.3(b) and 7.3(c), you may accept this Offer in respect of all of Your QRL Shares only. Partial acceptance is not permitted.

(f) It is a term of this Offer that Holdings will be entitled to all Rights in respect of QRL Shares acquired by Holdings as a result of this Offer.

(g) Offers on terms and conditions identical to those contained in this Offer have been sent or will be sent to all holders of QRL Shares, registered as such in the register of members of QRL at 5.00pm (Perth time) on the Record Date and such other parties as Holdings is permitted to under the Corporations Act.

7.2 Offer Period

(a) Unless withdrawn, this Offer will remain open for acceptance during the period commencing on the date of this Offer and ending at 5.00pm (Perth time) on 31 January 2005.

(b) Holdings expressly reserves its right under section 650C of the Corporations Act to extend the period during which this Offer remains open for acceptance or otherwise to vary this Offer.

7.3 Who may accept this Offer

(a) The Offer is made to you as the holder of Your QRL Shares.

(b) If at the time this Offer is made to you, or at any time during the Offer Period and before you accept this Offer, another person is, or is entitled to be registered as, the holder of some or all of Your QRL Shares (the "**transferred shares**"):

(i) a corresponding Offer is deemed to have been made to that other person in respect of the transferred shares;

(ii) a corresponding Offer is deemed to have been made to you in respect of Your QRL Shares other than the transferred shares; and

(iii) this Offer to you is deemed to have been withdrawn in respect of the transferred shares only.

(c) If at any time during the Offer Period and before you accept this Offer, you hold one or more parcels of Your QRL Shares as trustee or nominee for, or otherwise on account of, another person within the meaning of section 653B of the Corporations Act, then in accordance with section 653B of the Corporations Act:

(i) the Offer shall be deemed at that time to consist of separate corresponding Offers made to you in relation to the respective distinct parcels of Your QRL Shares including any parcel that you hold in your own right; and

(ii) an acceptance by you of any of those separate corresponding Offers is ineffective unless you have given to Holdings notice which indicates that Your QRL Shares consist of distinct parcels and the acceptance indicates the number of Your QRL Shares in the distinct parcel to which the acceptance relates.

You may at the one time accept 2 or more such corresponding Offers as if they were a single offer in relation to a distinct parcel of shares.

7.4 How to accept this Offer

(a) You may accept this Offer at any time during the Offer Period, in the manner provided in this section 7.4.

(b) To accept this Offer you must complete and sign the accompanying Acceptance Form in accordance with the instructions on it and return it, together with any other documents required by those instructions, including share certificates or, in the case of the loss or destruction of those certificates, satisfactory evidence of the loss or destruction of those certificates for the purposes of the constitution of QRL, to the address below so that they are received by Holdings before the end of the Offer Period:

By Post:

Computershare Investor Services Pty Limited
GPO Box D182
PERTH WA 6840

By Hand:

Computershare Investor Services Pty Limited
Level 2, 45 St Georges Terrace
PERTH WA 6000

A reply paid envelope for postage is enclosed for your convenience.

(c) Holdings may at any time deem any Acceptance Form received by it to be a valid acceptance although any of the other requirements for acceptance have not been complied with, but no Preference Shares nor Holdings Options need be issued by Holdings until the required documents have been received and Holdings is obliged to complete the acquisition.

(d) Acceptance shall be deemed to have been effected when, subject to paragraph (c), the duly completed Acceptance Form has been received by Holdings at one of the addresses stated in paragraph (b) before the end of the Offer Period.

(e) Once you have accepted the Offer in accordance with this section 7.4, you will be unable to revoke your acceptance and the contract resulting from your acceptance will be binding on you, except:

(i) as set out in section 7.9(c);

(ii) if within the Offer Period another party lodges a bidder's statement with ASIC under section 633 of the Act offering to acquire all of the QRL Shares for greater consideration than that offered by Holdings under this Offer and within 7 days of lodgement of that bidder's statement, Holdings does not increase the consideration under this Offer to at least the level of consideration offered in that bidder's statement; or

(iii) if the period for payment of the consideration to you is extended for more than one month and, at the time, the Offer is subject to one or more of the conditions in section 7.9(a), you may be able to withdraw your acceptance and Your QRL Shares under section 650E of the Corporations Act. A notice will be sent to you explaining your rights in this regard.

7.5 The effect of acceptance

By accepting this Offer in accordance with section 7.4, you will have:

(a) accepted this Offer in accordance with its terms and conditions as to Your QRL Shares, in respect of which you have accepted this Offer;

(b) agreed to transfer to Holdings Your QRL Shares, in respect of which you have accepted this Offer, subject to the condition referred to in section 7.10 being satisfied and the Offer being declared free from the conditions set out in section 7.9 or such conditions being satisfied;

(c) irrevocably authorised Holdings by its directors, servants and agents to complete the Acceptance Form (if applicable) by rectifying any errors in or omissions from it as may be necessary to make it an effectual acceptance of this Offer or to enable registration of the transfer of Your QRL Shares to Holdings;

(d) represented and warranted to Holdings that all of the QRL Shares acquired by Holdings as a result of your acceptance of this Offer will both at the time of your acceptance and at the time of registration of the transfer to Holdings be fully paid up and free from all mortgages, charges, liens, encumbrances (whether legal or equitable) and restrictions on transfer of any kind and that you have full power and authority to sell Your QRL Shares;

(e) represented and warranted to and agreed with Holdings that Your QRL Shares in respect of which you have accepted this Offer will be acquired by Holdings with all Rights and that you will execute all instruments as Holdings may require for the purpose of vesting in it any Rights;

(f) in the events that Rights do arise (which is not anticipated to occur) irrevocably authorised and directed QRL to pay all Rights to Holdings or to account to Holdings for all Rights, subject to any Rights received by Holdings being accounted for by Holdings to you in the event that this Offer is withdrawn or the contract resulting from your acceptance of this Offer is rendered void;

(g) except where Rights have been paid or accounted for under paragraph (f), irrevocably authorised Holdings to deduct from the consideration payable in respect of Your QRL Shares in respect of which you have accepted this Offer, the amount of all Rights or where the Rights take a non-cash form an amount equal to the value of those Rights (as reasonably assessed by Holdings);

(h) represented and warranted to Holdings that, unless you have provided notice in accordance with section 7.3(c), Your QRL Shares in respect of which you have accepted this Offer do not consist of distinct parcels of QRL Shares;

(i) irrevocably appointed the Chairman of Holdings and each director of Holdings from time to time, jointly and severally, as your proxy to attend and vote in respect of Your QRL Shares in respect of which you have accepted this Offer at any general meeting of QRL held from the time that the contract resulting from your acceptance of this Offer is or becomes unconditional until Holdings is

registered as the holder of Your QRL Shares in respect of which you have accepted this Offer;

(j) irrevocably appointed the Chairman of Holdings and each director of Holdings from time to time, jointly and severally, from the time that the contract resulting from acceptance of this Offer is or becomes unconditional, as your attorney in your name and on your behalf:

(i) to execute and deliver all forms, transfers, assignments, notices and instruments (including instruments appointing a director of Holdings as a proxy in respect of all or any of Your QRL Shares in respect of which you have accepted this Offer and any application to QRL for a replacement certificate in respect of any certificate which has been lost or destroyed) and exercise any voting rights attaching to Your QRL Shares;

(ii) generally to exercise all your powers and rights in relation to Your QRL Shares in respect of which you have accepted this Offer including but not limited to the power to requisition or join in requisitioning general meetings of QRL in accordance with the constitution of QRL or sections 249D, 249E or 249F of the Corporations Act and to consent to short notice of any general meetings of QRL; and

(iii) to request QRL to register in the name of Holdings or its nominee Your QRL Shares in respect of which you have accepted this Offer which you hold on any register of QRL,

and in exercising the powers conferred by this power of attorney the Chairman of Holdings or a Holdings director (as the case may be) will be entitled to act in the interests of Holdings as the beneficial owner and intended registered holder of Your QRL Shares in respect of which you have accepted this Offer;

(k) irrevocably authorised Holdings to notify QRL on your behalf that your address for the purpose of serving notices upon you in respect of Your QRL Shares in respect of which you have accepted this Offer is the address of Holdings, being 8 – 10 Hamilton Street, Cannington, Western Australia, and that all such notices are to be marked care of Holdings and to have directed QRL to serve all notices and to send all correspondence, payments of dividends and other distributions, rights and entitlements, notifications of entitlements and other communications and documents of any kind in respect of those QRL Shares to Holdings at that address; and

(l) agreed to become a member of Holdings and be bound by Holdings' constitution, to subscribe for the Preference Shares and Holdings Options to be issued to you as consideration for the acquisition of Your QRL Shares and to authorise Holdings to place in its preference shares, members and options registers your name and other details required by the Corporations Act in respect of the Preference Shares and Holdings Options to be issued to you.

7.6 Dividends and other entitlements

(a) Holdings will be entitled to all Rights declared, paid, made or which may arise or accrue on or after the date of this Statement in respect of QRL Shares which it acquires as a result of this Offer. No such Rights are anticipated.

(b) If any Rights to which Holdings is entitled under section 7.6(a) arise, accrue or are declared, paid or made in cash to you as the holder of the QRL Shares acquired under section 7.6(a) and if such Rights are not paid to Holdings, Holdings will be entitled to reduce the consideration specified in section 7.1(b) of this Offer by the amount equal to the value, as reasonably assessed by Holdings, of such Rights.

(c) If any non-cash Rights to which Holdings is entitled under section 7.6(a) arise, accrue or are issued or made to you as the holder of the QRL Shares acquired under section 7.6(a) and if such Rights are not transferred to Holdings, Holdings will be entitled to reduce the consideration specified in section 7.1(b) of this Offer by an amount equal to the value, as reasonably assessed by Holdings, of such non-cash Rights.

7.7 Satisfaction of Holdings obligations

(a) If you accept this Offer and your acceptance complies with section 7.4 or Holdings determines to treat your acceptance as valid, Holdings will issue to you the Preference Shares and Holdings Options to which you are entitled on acceptance of this Offer.

(b) Holdings will issue the Preference Shares and Holdings Options to which you are entitled on acceptance of this Offer on or before the earlier of:

(i) the twenty-first day after the end of the Offer Period; or

(ii) one month after the first day that both of the following apply:

(A) this Offer has been validly accepted by you; and

(B) this Offer or the contract resulting from your acceptance of this Offer has become unconditional.

(c) Subject to section 7.8, Holdings will allot to you the Preference Shares and Holdings Options and forward the statement of holding in respect of those Preference Shares and Holdings Options to you at your address as shown in the Acceptance Form.

7.8 Foreign shareholders of QRL

(a) What is a foreign shareholder?

If you are (or are acting on behalf of) a citizen or a resident of a jurisdiction other than Australia or your address as shown in the register of members of QRL is a place outside Australia and its external territories or you are acting on behalf of

such a person then, unless Holdings otherwise determines (being satisfied that it is not prevented from lawfully making this Offer to you, and that it is not unlawful for you to accept this Offer by the law of that place), you will not be entitled to receive Preference Shares and Holdings Options as the consideration for Your QRL Shares by reason of your acceptance of this Offer and you will be a "**Foreign Shareholder**" for the purposes of this section 7.8.

(b) Nominee Sale

If you are a Foreign Shareholder and you accept this Offer, Holdings will arrange for a nominee sale in accordance with section 7.8(d).

(c) US Persons

Generally, if you are (and, to the extent you are acting on behalf of another person, if that other person is) located in the United States or you are (or that other person is) a "US person", as defined in Regulation S under the US Securities Act, you will be a Foreign Shareholder for the purposes of this section 7.8.

(d) Proceeds of Nominee sale

If you are subject to the restrictions in section 7.8(a), Holdings will:

(i) issue to a nominee approved by ASIC ("**Nominee**"), all Preference Shares and Holdings Options to which you and all other Foreign Shareholders would have been entitled under section 7.7 but for this section 7.8 ("**Nominee Securities**");

(ii) cause the Nominee to offer the Nominee Securities for sale in such manner, at such price and on such other terms and conditions as ASX approves;

(iii) cause the Nominee to pay to you the amount ascertained in accordance with the formula:

$$\text{Net Proceeds of Sale} \times \frac{NTS}{TTS}$$

Where:

"**Net Proceeds of Sale**" is the amount (if any) remaining after deducting from the proceeds of sale of all Nominee Securities the expenses of the sale;

"**NTS**" is the number of Preference Shares and Holdings Options which would have been issued to you under section 7.7 but for this section 7.8;

"**TTS**" is the total number of Nominee Securities; and

Payment will be made in Australian dollars, or if this is unlawful, the currency of the country of residence of the Foreign Shareholder as shown in the register of members of QRL.

7.9 Conditions of Offer

(a) This Offer and the contract resulting from acceptance of it are subject to the condition that Holdings will not be obliged to complete the acquisition of any of Your QRL Shares unless:

(i) during the period commencing on the date of this Statement and ending at the end of the Offer Period, none of the following events happens:

(A) QRL converts all or any of its shares into a larger number or smaller number of shares (see section 254H of the Corporations Act);

(B) QRL resolves to reduce its share capital in any way;

(C) QRL enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under sections 257C(1) or 257D(1) of the Corporations Act;

(D) QRL makes an allotment of, or grants an option to subscribe for, any of its shares, or agrees to make such an allotment or grant such an option, other than pursuant to the QRL employee share plan or as approved by QRL at the meeting of QRL shareholders on 6 October 2004;

(E) QRL issues or agrees to issue, convertible notes;

(F) QRL disposes or agrees to dispose, of the whole, or a substantial part, of its business or property;

(G) QRL acquires or agrees to acquire a substantial business or property, or undertakes or is subjected to a substantial new liability;

(H) QRL charges or agrees to charge, the whole, or a substantial part, of its business or property;

(I) QRL declares or pays any dividend not being a dividend announced prior to the date of this Bidder's Statement;

(J) QRL resolves that it be wound up;

(K) a liquidator or provisional liquidator of QRL is appointed;

(L) a court makes an order for the winding up of QRL;

(M) an administrator of QRL is appointed under section 436A, 436B or 436C of the Corporations Act;

(N) QRL executes a deed of company arrangement;

(O) a receiver, or receiver and manager is appointed in relation to the whole, or a substantial part, of the property of QRL;

(ii) the Offer being recommended and supported by all of the directors of QRL;

(iii) on or before the date which is 7 days before the end of the Offer Period, Holdings obtains all shareholder approvals necessary (whether under the Corporations Act, the Listing Rules, Holdings' constitution or otherwise) in order to implement the Takeover Bid, to issue the Preference Shares and to attend to any other incidental matters;

(iv) before the close of the Offer Period, Holdings has acquired a relevant interest in at least 90% of QRL Shares currently on issue;

(v) at the close of the Offer Period, Holdings is able to proceed to compulsorily acquire all QRL Shares outstanding at the close of the Offer Period;

(vi) no material adverse change in the structure, business, assets, liabilities, financing or trading position, profitability or prospects of QRL or the status or terms of any arrangements entered into by QRL occurring before the close of the Offer Period; and

(vii) no material acquisitions, disposals, or other transactions or change in circumstance occurring before the close of the Offer Period which is likely to have a material change in the manner in which QRL conducts its business or is likely to affect any material asset owned by QRL;

(viii) the weighted average price of Holdings Shares as traded on ASX over a 5 trading day period not exceeding $0.37 per Holdings Share during the Bid Period; and

(ix) the ASX All-Ordinaries Index not declining to 3,000 or below during the Bid Period.

(b) Each of the conditions contained in section 7.9(a):

(i) constitutes and shall be construed as a separate, several and distinct condition; and

(ii) until the expiration of the Offer Period will be for the benefit of Holdings alone and may be relied upon only by Holdings.

(c) Subject to the provisions of the Corporations Act, the breach or non-fulfilment of any of the conditions in section 7.9(a) does not, until the end of the Offer Period,

prevent a contract arising to acquire Your QRL Shares resulting from your acceptance of this Offer but, if 7 or more days before the end of the Offer Period, in respect of any condition in section 7.9(a):

(i) Holdings has not declared this Offer and all other Offers made by Holdings to be free from that condition;

(ii) that condition has not been fulfilled or its satisfaction waived by Holdings,

all contracts resulting from the acceptance of Offers and all acceptances that have not resulted in binding contracts are void. In that event, Holdings will return the Acceptance Form together with all documents to the address shown in the Acceptance Form. The conditions will not merge on completion of any contract arising from acceptance of this Offer.

(d) It is a term of this Offer that Holdings may, subject to and in accordance with the Corporations Act, declare this Offer and all other Offers and all contracts formed by acceptance of such Offers to be free from the conditions in section 7.9(a) or any one or more of them or any part of them. Any declaration made under this paragraph (d) may be made at any time by Holdings in its sole discretion but in compliance with the Corporations Act.

(e) Holdings will give notice on the status of the conditions in section 7.9(a) in accordance with section 630(1) of the Corporations Act on 24 January 2005, subject to extension in accordance with section 630(2) if the Offer Period is extended.

7.10 ASX quotation

As:

(a) the consideration offered under this Offer is Preference Shares and Holdings Options; and

(b) this Offer states that Holdings will apply to ASX within 7 days after the start of the Bid Period for admission of the Holdings Options to quotation on ASX,

the following rules apply under section 625(3) of the Corporations Act:

(c) this Offer is subject to a condition that:

(i) an application for admission to quotation will be made within 7 days after the start of the Bid Period; and

(ii) permission for admission to quotation will be granted no later than 7 days after the end of the Bid Period; and

(d) this Offer may not be freed from this condition.

The condition referred to in this section 7.10 is not a defeating condition under the Corporations Act.

7.11 Withdrawal of Offers

Holdings may withdraw this Offer at any time with the written consent of ASIC and subject to the conditions (if any) in that consent.

7.12 Variation

Holdings may at any time, and from time to time, vary this Offer in accordance with the Corporations Act.

7.13 No stamp duty or other costs

Holdings will pay all stamp duty for the transfer of Your QRL Shares to it.

No brokerage is payable by you if you accept this Offer.

7.14 Interpretation

In this Statement, unless expressed to the contrary:

(a) terms defined in the Glossary in section 10 shall have the same meaning in this Statement,

(b) words importing the singular include the plural and vice versa and any gender include the other gender;

(c) if a word or phrase is defined cognate words and phrases have corresponding definitions;

(d) if a word or phrase is defined in the Corporations Act, it bears the same meaning;

(e) a reference to:

  (i) a person includes a firm, unincorporated association, corporation and a government or statutory body or authority;

  (ii) a person includes the legal personal representatives, successors and assigns of that person;

  (iii) a statute, ordinance, code or other law includes regulations and other statutory instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

  (iv) a right includes a benefit, remedy, discretion, authority or power;

  (v) "$" or "dollars" is a reference to the lawful currency of Australia;

  (vi) a section is to a section in this Statement; and

  (vii) headings are for ease of reference only and do not affect interpretation.

8. ADDITIONAL INFORMATION

8.1 Terms and Conditions of A Preference Shares

The terms of the A Preference Shares are set out in full in Section 9 of this statement.

8.2 Terms and Conditions of B Preference Shares

The terms of the B Preference Shares are the same as the A Preference Shares other than B Preference Shares automatically convert into Holdings Shares on 31 December 2006. Similarly to the A Preference Shares, the B Preference Shares automatically convert into Holdings Shares before 31 December 2006 if certain prescribed events occur. These events are set out in section 9 of this Statement in the context of A Preference Shares.

8.3 Rights and Liabilities Attaching to Holdings Shares

The following is a broad summary (though not necessarily an exhaustive or definitive statement) of the rights attaching to the ordinary shares of Holdings. Full details are contained in Holdings' constitution, available for inspection at its registered office.

(a) Share Capital

All issued ordinary shares rank equally in all respects.

(b) Voting Rights

At a general meeting of Holdings, every holder of Holdings Shares present in person, by an attorney, representative or proxy has one vote on a show of hands and on a poll, one vote for every Holdings Share held, and for every contributing share held, a fraction of a vote equal to the proportion which the amount paid up bears to the total issue price of the contributing share.

(c) Dividend Rights

Subject to the rights of holders of shares issued with any special or preferential rights (at present there are none), the profits of Holdings which the directors may from time to time determine to distribute by way of dividend are divisible among the shareholders in proportion to the shares held by them respectively, according to the amount paid up or credited as paid up on the shares.

(d) Rights on Winding-Up

Subject to the rights of holders of shares with special rights in a winding-up (at present there are none), on a winding-up of Holdings all assets which may be legally distributed amongst the members will be distributed in proportion to the shares held by them respectively, accordingly to the amount paid up or credited as paid up on the share.

(e) **Transfer of Shares**

Holdings Shares may be transferred by instrument in any form which complies with Holdings' constitution, the Corporations Act, Listing Rules and ASTC Rules. Holdings Shares may be transferred by such means in accordance with the Listing Rules and the ASTC Rules. The Directors may refuse to register a transfer of shares only in those circumstances permitted by the Listing Rules and ASTC Rules.

(f) **Calls on Shares**

Shares issued as fully paid are not subject to any calls for payment by Holdings and will not therefore become liable for forfeiture.

(g) **Further Increases in Capital**

The allotment and issue of any new shares is under the control of the directors and, subject to any restrictions on the allotment of shares imposed by Holdings' constitution, the Listing Rules or the Corporations Act, the directors may allot, issue or grant options over or otherwise dispose of those shares to such persons, with such rights or restrictions as they may from time to time determine.

(h) **Variation of Rights Attaching to Shares**

Where shares of different classes are issued, the rights attaching to the shares of a class can thereafter only be varied by a special resolution passed at a separate general meeting of the holders of those shares of that class, or with the written consent of the holders of at least three quarters of the issued shares of that class.

(i) **General Meeting**

Each shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of Holdings and to receive notices, accounts and other documents required to be furnished to shareholders under Holdings' constitution, the Corporations Act and Listing Rules.

8.4 Terms and Conditions of Holdings Options

The following details the rights attaching to the Holdings Options.

(a) **Exercise Date**

The Holdings Options are exercisable wholly or in part at any time before 5.00 pm (WST) on 12 January 2006. Holdings Options not exercised by that date shall lapse.

(b) **Exercise Price**

Each Holdings Option shall entitle the optionholder to acquire one Holdings Share upon payment of the sum of 40 cents per Holdings Option to Holdings.

(c) **Notice of Exercise**

Each Holdings Option may be exercised by notice in writing to Holdings at any time before their date of expiry. Any notice of exercise of an Holdings Option received by Holdings will be deemed to be a notice of the exercise of that Holdings Option as at the date of receipt.

(d) **Quotation of Options and Shares on Exercise**

Application may be made to ASX for official quotation of the Holdings Options. Application will be made for official quotation of the Holdings Shares issued upon exercise of Holdings Options. The Holdings Options are transferable as the optionholder thinks fit.

(e) **Participation Rights or Entitlements**

There are no participating rights or entitlements inherent in the Holdings Options and optionholders will not be entitled to participate in new issues of securities offered to shareholders during the currency of the Holdings Options. However, Holdings will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 10 business days after the issue is announced so as to give optionholders the opportunity to exercise their Holdings Options before the date for determining entitlements to participate in any issue.

(f) **Shares Allotted on Exercise**

Holdings Shares allotted pursuant to the exercise of Holdings Options will be allotted following receipt of all the relevant documents and payments and will rank equally with other issued shares in Holdings.

(g) **Reconstruction of Share Capital**

In the event of a reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of Holdings, all rights of the optionholder shall be reconstructed in accordance with the ASX Listing Rules.

(h) **Bonus Issues**

If, from time to time, before the expiry of the Holdings Options, Holdings makes a pro rata issue of shares to shareholders for no consideration, the number of shares over which an Holdings Option is exercisable will be increased by the number of shares which the optionholder would have received if the Holdings Option had been exercised before the date for calculating entitlements to the pro rata issue.

8.5 Holdings Employee Share Plan

Shareholder approval was obtained at a general meeting of Holdings held on 26 November 2004 to implement an employee share plan ("**Plan**"). The number of Holdings Shares may be issued under this Plan is 15,500,000.

Under the Plan, Holdings Shares will be issued to eligible employees for no consideration and will be subject to specified restriction periods during which eligible employees will be unable to sell, transfer, assign, mortgage or otherwise encumber those Holdings Shares.

If, during that restriction period, the eligible employee resigns or ceases to be employed by Holdings for certain reasons, Holdings will have the right, subject to the Corporations Act, to buy back those Holdings Shares still subject to express restrictions, for nominal consideration.

The purpose of these restriction periods is to provide an incentive for all Holdings officers and staff to remain with Holdings for at least the restriction period and to participate in the growth of Holdings and its business.

As part of the intended issue of Holdings Shares under the Plan, 1,600,000 Holdings Shares will be issued to each of Mr Simon Bedford and Mr Gary Pennefather, 8,000,000 Holdings Shares will be issued to Mr Kevin Russeth and 2,400,000 Holdings Shares will be issued to Mr Rob Orr (or their eligible associates).

8.6 Incorporation of documents by reference

This Statement incorporates by reference, in accordance with section 712 of the Corporations Act, the following documents:

(a) Holdings' 2004 Annual Report, the relevant parts of which are:

(i) the Chairman's report (page 4) highlights Holdings' activity over the previous year, such as additions to the executive team, investment in QRL, material contracts and business model;

(ii) Holdings' corporate governance statement (page 7);

(iii) the director's report (page 9) which contains information about Holdings' directors, Holdings' operations and a review of those operations and activities, , a review of Holdings' financial position, corporate governance and compliance, after balance date events, significant changes in state of affairs, future developments, information on directors' meetings, options and emoluments, audit committee, and proceedings on behalf of Holdings;

(iv) the financial statements (page 18); and

(v) the independent audit report (page 52);

(vi) information required by ASX (page 53), including information as to Holdings' shareholders and optionholders and Holdings' restricted and unquoted securities; and

(b) QRL's 2004 Annual Report, the relevant parts of which are:

(i) the director's report (page 2) containing details of the directors, review of results and operations, events subsequent to balance date, likely

developments, interests and emoluments of directors, options on issue, indemnification and insurance of officers and proceedings on behalf of QRL; and

(ii) the financial statements (page 8).

A copy of those documents will be given, free of charge, to any holder of QRL Shares who asks for them during the Offer Period. Requests may be made by writing to Holdings' office at 8-10 Hamilton Street, Cannington, WA or by telephoning (08) 9358 5011.

8.7 Trading history

The highest and lowest recorded sale prices of Holdings Shares and Holdings Options on ASX during the 3 months before, and the closing price on the day before the date of this Statement are set out below:

	3 month high	3 month low	Last market sale price (on 2 December 2004])
Holdings Shares	0.305 on 3 September 2004	0.22 on 13 October 2004	$0.255
Holdings Options	$0.06 on 3 September 2004	$0.038 on 22 September 2004	$0.044

8.8 Risks

As with all investments, holders of QRL Shares should be aware that an investment in Holdings involves a number of risk factors which are specific to Holdings and the industry in which it operates. Some of these risks will be mitigated by the strategy and systems of Holdings but many are outside its control.

Holdings is also exposed to general market risks associated with any ASX listed investment. Before deciding whether to accept Preference Shares and Holdings Options, the directors believe that holders of QRL Shares should consider carefully the following risk factors in conjunction with other information contained in this Statement.

As QRL is a controlled entity of Holdings, the risks which are associated with the QRL business will apply to a holding of Preference Shares (and upon conversion, Holdings Shares) and Holdings Options.

The risk factors listed below should not be taken as an exhaustive list of the risk factors to which Holdings is exposed.

(a) General risks

There are a number of general risk factors outside the control of Holdings and the directors of Holdings relating to the general business environment. These

general risk factors may adversely impact upon Holdings' performance, financial position, profitability and prospects including the price of Holdings Shares and Holdings Options. The general risk factors include but are not limited to the following:

Stock Market Fluctuations

The market price of Holdings Shares and Holdings Options will be subject to varied and often unpredictable influences on the stock market generally and Holdings in particular. Therefore the Holdings Options offered under this Statement, and the Holdings Shares to be issued upon conversion of the Preference Shares offered under this Statement, may trade above or below their recent prices as noted in section 8.7.

General Economic Conditions

Changes in interest and inflation rates, exchange rates, relevant taxation and other legal regimes and government policies in Australia and overseas may adversely affect Holdings.

General Investment Risks

There is a risk that the price of securities and returns to holders of Holdings Shares and Holdings Options may be affected by changes in:

(i) local and world economic conditions;

(ii) interest rates;

(iii) levels of tax, taxation law and accounting practices;

(iv) government legislation or intervention;

(v) inflation or inflationary expectations; and

(vi) natural disasters, social upheaval, ongoing terrorist activities or war in Australia or overseas.

(b) Specific Risks

There are a number of specific risk factors relating to Holdings which may adversely impact upon its operating performance, financial position and prospects. These specific risks include, but are not limited to:

Business Management

There is a risk that the strategy and process to be applied by Holdings and judgement to be exercised by its management team in operating its business will not create positive returns for Holdings.

Liquidity

The directors of Holdings can make no guarantee that the Holdings Shares (to be issued on conversion of the Preference Shares) and Holdings Options whilst listed will have a depth of trading.

Management Performance/Reliance on Key Personnel

The ultimate success of Holdings will depend on the performance of its management team and the loss of key management could have adverse consequences for Holdings.

Whilst the Company has entered into appropriate employment arrangements with key personnel with the aim of securing their services, the retention of their services cannot be guaranteed. Current employment arrangements exist between Holdings and Kevin Russeth (as President and Chief Executive Officer), Gary Pennefather (as Vice President – Commercial Systems), Simon Bedford (as Vice President Business Development) and Rob Orr (as Company Secretary).

Holdings cannot guarantee that the company will have adequate management skills as may be required from time to time to operate the business or that Holdings will be able to attract these skills as required.

Dilution

Holdings may over time seek to increase its capital base for matters such as funding:

(i) the ongoing working capital requirements of its business;

(ii) other potential business opportunities sufficient in number and quality to warrant further issues; or

(iii) share incentive plans to maintain and attract staff.

This would create potential dilution for holders of Preference Shares, Holdings Shares and Holdings Options.

Commercial Disputes

Holdings occasionally become subject to commercial disputes that could harm its business. From time to time Holdings is engaged in disputes regarding its commercial transactions. These disputes could result in monetary damages or other remedies that could adversely impact Holdings financial position or operations. Even if Holdings prevail in these disputes, they may distract its management from operating its business.

Sales and Market Expansion

Expansion into international markets is important to Holdings long-term success. To date Holdings only has limited experience in this regard.

(c) QRL risks

As Holdings' primary focus is QRL, with QRL being a controlled entity of Holdings, a holding of Preference Shares, Holdings Shares (issued upon conversion of the Preference Shares) and Holdings Options will be subject to the risks affecting the business of QRL, as well as those risks specific to Holdings.

Based on information known to Holdings as at the date of this statement, Holdings considers the key risks associated with QRL include the following. This should not be considered an exhaustive statement by Holdings in this regard.

Technology Risk

QR is a developing technology with some technical limitations. Holdings cannot warrant or guarantee that these limitations will be resolved or improved, by QRL or any other party, sufficiently in order for QRL's intellectual property to reach its full commercial potential.

Reliance on Key Personnel

QRL is a research and development company and as such is largely dependent upon its key personnel. Holdings cannot warrant or guarantee that it will be able to retain QRL's key personnel nor that it will be able to attract and recruit suitable replacements should one or more key personnel leave the employment of QRL nor that it will be able to attract and recruit additional employees that may be required in the future. Holdings cannot warrant or guarantee that neither it nor QRL will be effective in securing the services of key personnel and as such cannot warrant or guarantee that the personnel requirements of QRL will be met. The loss of key personnel and or the inability to recruit the required staff would most likely be detrimental to the value of an investment in Holdings.

Intellectual Property

To Holdings' best knowledge Quadrupole Resonance ("QR") has not been widely commercialised by any entity in the world. Holdings cannot warrant or guarantee that QR or indeed QRL's intellectual property will be accepted by any regulatory authorities or the commercial marketplace in general.

Holdings is aware that there are other companies and organisations working in the QR field developing similar products and technologies. Holdings is also aware that there are other companies working with different technologies that may compete with QR and QRL's technology in the market place. Holdings cannot warrant or guarantee that the technology or QRL's intellectual property will be commercialised and or competitive with other QR entities or other technologies that exist either now or in the future.

Holdings is aware that competitors both in the QR field and in competing technologies have had substantial funding from various governments, in particular the US Government. While QRL is progressing some applications for

US Government funding in conjunction with various partners, Holdings cannot warrant or guarantee that QRL will receive any funding from any government by means of grants or contracts or any other way. The technology may require additional capital in order to bring a product to market and Holdings cannot warrant or guarantee that neither it nor QRL will be able to fund those requirements.

Holdings is aware that the granting of a patent does not guarantee that the owner of the patent is entitled to practice the invention claimed in the patent. It is sometimes necessary to obtain cross licences to other patents which have been granted to third parties in a similar field and which have an earlier priority date. Also, it is not possible to guarantee the validity of a patent and its enforceability even after it has been granted, because a patent can be revoked on the grounds of invalidity at any time during the patent term.

QRL may in the future be subject to intellectual property rights claims, which are costly to defend, could require the company to pay damages and could limit our ability to use certain technologies in the future. This could irrevocably harm our business.

Reliance upon Agreements/Alliances with Third Parties

The ultimate success of QRL's business is in part dependent upon the successful completion of agreements with a major alliance partner or partners to manufacture and pursue a sales and marketing program for the technology. In the event that this is not achieved the value of an investment in Holdings may be adversely affected. In the event that the agreements are completed Holdings cannot warrant that completion will ultimately prove to be commercially favourable for QRL's.

QRL's licensing agreements are subject to the satisfaction of various conditions precedent, including the parties reaching agreement with BTG International Limited on various issues. Certain of the conditions precedent to the agreements are not within the power of Holdings or QRL to satisfy, and whether they are satisfied will depend upon the actions of third parties. If these or any other conditions precedent are not satisfied, the agreements may not come into effect and the value of an investment in Holdings may be adversely affected.

QRL has entered into an agreement for a licence over various patents in the field of QR technology. In the terms of the agreement there are various conditions required to maintain the original terms of the agreement which if breached may reduce the value of the agreement and may ultimately terminate the agreement. Holdings cannot provide any warranty or guarantee that these conditions have not been breached or will not be breached in the future. The value of an investment in Holdings may possibly be diminished if these conditions have been breached or are breached in the future.

Holdings cannot warrant or guarantee that the terms of any agreement or agreements that have been or may be reached between QRL and any other party or parties will be on terms that are commercially favourable to QRL.

Market Risks

Holdings cannot warrant or guarantee that the market will be accepting of the technology or products or that they will be bought in sufficient quantities or at sufficient prices to make the business of QRL viable.

Regulatory Requirements and Approvals

In pursuing its commercialisation strategy, QRL may be exposed to certain regulatory risks. The markets in which QRL and its partners intend to operate in are generally regulated and or supervised by various Government bodies or organisations. Holdings cannot warrant or guarantee that any existing or future policies of any existing or future domestic or international Government or regulatory body will not restrict or hinder the activities of QRL or QRL's ability to commercialise its products.

Partners of QRL will generally be responsible for developing and selling products which may contain QRL's technology in isolation or in conjunction with other technologies. These new products, QR generally and QRL's intellectual property specifically may require acceptance and additional testing by the relevant regulatory authorities before being ready for commercial deployment. Holdings cannot warrant nor guarantee that all performance requirements by any regulatory authority, partner, potential partner or commercial market has been or will be met in the future.

Litigation

QRL is currently involved in various legal actions, both as a plaintiff and as a defendant, as set out below.

Keenfern Pty Ltd, a company associated with Olga Sawtell, a former director of QRL made a statutory demand for $55,000 against QRL. QRL responded to the statutory demand by commencing proceedings in the Supreme Court of Western Australia against Ms Olga Sawtell, and Keenfern Pty Ltd. QRL is claiming damages against Ms Sawtell for alleged breaches of her duties as a director, breach of fiduciary duties and duty of care and also for misleading and deceptive conduct. The damages claimed by QRL are yet to be quantified.

Ms Sawtell and Keenfern Pty Ltd have filed a counterclaim in these proceedings in the sum of approximately $450,000 in respect of alleged unpaid consulting fees and expenses. QRL has been advised by its lawyers that it has good prospects of setting aside the statutory demand, of prosecuting the action against and defending the counterclaim made by Ms Sawtell and Keenfern Pty Ltd. QRL continues to defend these actions.

QRL has applied to the British High Court in relation to seeking interpretation and clarification of a clause within the BTG contract. The application is in relation to QRL's right to acquire ownership of the BTG patent portfolio in certain circumstances.

QRL terminated a consultancy agreement with Mr Grayem Forrest. Mr Forrest is claiming unpaid expenses and consultancy amounting to approximately $26,000 per month for a period of two years to 26 September 2003. Mr Forrest has commenced proceedings in the Supreme Court of Western Australia against the QRL. QRL continues to defend the action.

While Holdings understands that QRL is defending all litigation brought against it, Holdings cannot warrant or guarantee that the litigation in which QRL is currently involved in or any potential future litigation will be resolved in favour of QRL and if not resolved in QRL's favour may result in substantial expense and cost to QRL.

8.9 Relevant Interests and Voting Power in QRL

(a) Holdings

On the date of this Statement, QRL had on issue the following securities:

Description	No. of Securities
Fully Paid Ordinary Shares	30,658,380
Options exercisable at $0.50 and expiring on 30 September 2005	1,405,400
Options exercisable at $2.00 and expiring on 28 February 2005	100,000
Options exercisable at $2.00 and expiring on 30 April 2005	4,000,000
Options exercisable at $2.00 and expiring on 31 December 2005	3,000,000
Options exercisable at $3.00 and expiring on 30 September 2012	750,000
Options exercisable at $1.25 and expiring on 31 December 2005	200,000

Immediately before this Statement and immediately before the date of the bid, Holdings had a relevant interest in the following QRL securities:

Description	No. of Securities
Fully Paid Ordinary Shares	18,667,558
Options exercisable at $2.00 and expiring on	4,000,000

30 April 2005	
Options exercisable at $2.00 and expiring on 31 December 2005	1,900,000

As at the date of this Statement and the date immediately before the date of the bid, Holdings had voting power of approximately 61% in QRL.

Holdings has not acquired a relevant interest in any QRL Shares since 20 January 2004.

A drawdown loan facility has been provided to QRL by Holdings, secured by way of a fixed and floating charge over the assets of QRL ("**Holdings Loan Facility**"). The interest rate payable is 8% per annum and is currently being capitalised. The facility is repayable on 30 June 2005 and Holdings may, subject to the Corporations Act, elect to convert all or part of the outstanding principal, interest and costs into QRL Shares for so long as those amounts remain outstanding.

Holdings may not, by electing to convert, accelerate the due date for payment of any amount under the Holdings Loan Facility. QRL must simultaneously make all payments which are due in respect of outstanding principal, interest and costs and which Holdings has not elected to convert to QRL Shares. The conversion price will be the issue price per QRL Share under the most recent capital raising over $500,000 conducted by QRL before Holdings provides a conversion notice, provided that in September 2002 it does not exceed the value offered by Holdings under its takeover bid for QRL. Holdings has a right to acquire shares in the event that QRL proposes to issue QRL Shares to a third party, in order to avoid any dilution of its interest resulting from that issue. Holdings has not exercised this right.

(b) Holdings' Directors

Immediately before the date of this Statement, Mr Russeth held a relevant interest in 300,000 options to acquire QRL Shares for $2.00 on or before 31 December 2005 and Mr Pennefather held a relevant interest in 100,000 options to acquire QRL Shares for $2.00 on or before 31 December 2005. No other Holdings directors have relevant interests in QRL securities.

(c) QRL Employee Share Plan

On 6 October 2004 the shareholders of QRL approved the QRL Employee Share Plan and approved the issue of up to 4,998,829 QRL Shares to directors and staff. As at the date of this statement, the shares have not been issued but may be issued before the end of the Offer Period.

Under the terms of the plan, part of the QRL Shares (namely 2,598,829) are restricted from trading for a three year period, however the making of the Offer would be sufficient to release those shares from the trading requirements.

Under the terms of the takeover announcement by Holdings dated 27 October 2004, Holdings stated its intention to offer to include QRL employees under the Holdings employee share plan to the extent that those employees would have participated under the QRL Employee Share Plan in substitution for participation under that plan.

Holdings has applied for relief from ASIC to permit Holdings to extend its Takeover Bid to any QRL Shares issued under the terms of the QRL Employee Share Plan after the Record Date and during the Offer Period.

8.10 Consideration Provided for Acquisition of QRL Shares by Holdings and its Associates

Neither Holdings nor any associate of Holdings has entered into any purchase or agreement for QRL Shares during the 4 Months before the date of this Offer.

8.11 Collateral Benefits

In the 4 Month period ending on the day immediately before the date of this Statement, and in the period between the date of this Statement and the date of the Offer, neither Holdings nor any associate of Holdings gave or offered to give or agreed to give a benefit to another person where the benefit:

(a) was likely to induce the other person or an associate to accept an Offer under the Takeover Bid or dispose of QRL Shares; and

(b) is not offered to all holders of QRL Shares under the Takeover Bid.

8.12 Taxation and Stamp Duty Considerations

(a) **Australian Residents**

The taxation implications of the proposed takeover Bid may be different for each holder of QRL Shares. Therefore each QRL shareholder should seek advice from their own taxation advisors in relation to their particular circumstances. The following information is general in nature and should not be relied upon without obtaining advice in relation to individual circumstances.

The determination of a taxpayer's residential status for income tax purposes is a complex matter. If you are in doubt, you should seek professional advice. The following comments are made in relation to a resident Australian taxpayer.

The acceptance of the Offer will result in the disposal of shares by QRL shareholders. The consideration for the disposal of those QRL Shares will be Preference Shares and Options in Holdings. The shares held by QRL shareholders will have been acquired after 19 September 1985 and therefore subject to the capital gains tax provisions of the Income Tax Assessment Act 1997

("the Act"). A capital gain or capital loss is computed by taking the difference between the cost of the asset, being the shares in QRL, and the capital proceeds, being the value of the Preference Shares and Holdings Options in Holdings.

Where the shares in QRL are disposed of by a resident Australian taxpayer any capital gain or loss must be considered in determining the taxpayer's taxable income. The cost of the shares in QRL will depend upon how they were acquired. In the simplest case the cost will be the amount paid for the shares in QRL. It can also include the incidental costs for the acquisition of the shares and other defined amounts related to the acquisition and holding of the shares.

The capital proceeds in this case will be the market value of the property received in respect of the QRL Shares. The property in this case is the Preference Shares and Holdings Options.

If a capital gain is derived upon the disposal of the shares in QRL it may be subject to a 50% discount. A discount will only be available where the shares have been held for more than twelve months and are held by an individual or trust. A one third discount may be available where the shares have been held by a superannuation fund for more than twelve months. If a discount is available then only the remaining capital gain is included in the taxpayer's assessable income. No discount is available where the shares are held by a company.

If a capital loss is incurred by the taxpayer that loss may be either off set against capital gains (before discount) derived in the year or carried forward for potential off set against taxable capital gains derived in future years.

The proposed Takeover Bid partially complies with the requirements for a valid scrip for scrip roll-over pursuant to Subdivision 124-M of the Act. QRL shareholders may choose to use this roll-over option if they would otherwise derive a taxable capital gain. If this choice is made, that part of any capital gain attributable to the QRL shares exchanged for Holdings securities will be deferred until the Holdings securities are dealt with.

Subdivision 124-M of the Act contains a number of conditions for, and exceptions to, the eligibility of an entity to choose the roll-over. Below is an outline of the main conditions and exceptions that are relevant to the circumstances of this arrangement.

Subparagraph 124-780(1)(a)(i) requires an entity to exchange a share in a company (the 'original entity') for a share in another company. This requirement will be satisfied by QRL shareholders to the extent they receive Holdings shares as consideration for the transfer of their QRL Shares to Holdings.

Paragraph 124-780(1)(b) and subparagraph 124-780(2)(a)(ii) require that the exchange of shares is in consequence of a single arrangement that results in the acquiring entity (Holdings) increasing the percentage of voting shares that it owns in the original entity (QRL) and the acquiring entity (Holdings) becoming the owner of 80 % or more of those voting shares).

The Takeover Bid in the Bidder's Statement is considered to be a 'single arrangement' as that expression is used in its context in the scrip for scrip roll-over provisions.

Whether or not the arrangement results in Holdings becoming the owner of 80% or more of the voting shares in QRL is a question of fact that can only be satisfied if Holdings becomes the owner of 80% or more of the voting shares in QRL as a result of the proposed arrangement.

Paragraphs 124-780(1)(b) and 124-780(2)(b) require that the exchange of shares is in consequence of a single arrangement in which at least all owners of voting shares in the original entity (QRL) could participate . This requirement will be met as QRL issued shares consist wholly of ordinary shares and the proposed Offer will be made to all QRL shareholders.

Paragraphs 124-780(1)(b) and 124-780(2)(c) require that the exchange of shares is in consequence of a single arrangement in which participation was available on substantially the same terms for all of the owners of interests of a particular type in the original entity. This requirement will be satisfied.

Paragraphs 124-780(1)(c) and 124-780(3)(b) require that , apart from the roll - over , the original interest holder would make a capital gain from a CGT event happening in relation to its original interest (its QRL shares). Whether a QRL shareholder would make a capital gain, apart from the roll-over, in relation to the disposal of their QRL Shares under the arrangement is dependent on the specific circumstances of each shareholder - in particular the shareholder's cost base of each QRL Share and the value of the consideration received.

A reasonable portion of the cost base of the QRL Share will be taken into account in working out the capital gain in respect of the Holdings Options (ineligible proceeds). That is, that part of the disposal of the QRL Shares that relates to that part of the consideration in the form of the Holdings Options will not be able to use the roll-over option and a capital gain will be included in the shareholder's assessable income.

(b) Non residents

The consequences for non residents of the takeover offer are likely to be similar to those for resident Australian taxpayers. However, each non-resident should seek their own tax advice in relation to the facts peculiar to their case, and to determine the consequences and availability of the scrip for scrip roll-over provisions.

(c) Stamp duty

No stamp duty is payable by QRL shareholders on the allotment of Preference Shares and Holdings Options to them. Any stamp duty payable on the transfer of QRL Shares pursuant to the Takeover Bid will be paid by Holdings.

8.13 Fees and benefits payable to directors of Holdings and others

Except as set out below or described elsewhere in this Statement, no:

(a) director or proposed director of Holdings;

(b) person named in this Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Statement; or

(c) promoter of Holdings,

holds or held, at any time within 2 years before the date of this Statement, any interest in the Offer or in the formation or promotion of, or in any property acquired or proposed to be acquired by, Holdings in connection with its formation or promotion or the Offer.

Set out below are the amounts that anyone has paid or agreed to pay and the nature and value of any benefit anyone has given or agreed to give:

(a) to a director or proposed director of Holdings to induce him to become, or qualify him as, a director of Holdings;

(b) for services provided in connection with the formation or promotion of Holdings or the Offer by any director or proposed director of Holdings, any person named in this Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Statement, any promoter of Holdings, or any stockbroker or underwriter to the Offer:

(i) Mr Russeth is entitled to be paid $18,333 per month gross under his executive service agreement with Holdings including directors' fees, Mr Bedford is entitled to be paid $16,500 per month gross under a service agreement including directors' fees and Mr Pennefather is entitled to be paid $17,500 per month gross under a service agreement including directors' fees;

(ii) Pullinger Readhead Lucas have acted as solicitors to Holdings in relation to the Takeover Bid and in that capacity have provided to Holdings advice on the Takeover Bid generally, assisted in preparing this Statement and will be paid a fee of approximately $20,000 for provision of these services; and

(iii) Moore Stephens BG have acted as auditor to Holdings for the 2 years before the date of this Statement and have received fees totalling $22,115 for auditing services rendered during that period.

8.14 Benefits given to directors of Holdings by virtue of their position

Under the constitution of Holdings, its non-executive directors may be paid such remuneration as is determined by Holdings in general meeting, to be apportioned amongst them as they agree.

The directors are entitled to be paid reasonable travelling, accommodation and other expenses which they incur in carrying out their duties, and any non-executive director performing extra or special services for Holdings may be remunerated for those services.

The constitution of Holdings provides that every director shall be indemnified by Holdings against all liabilities incurred in acting as a director, but excluding any liability to Holdings or any related body corporate of Holdings and any liability arising out of conduct involving a lack of good faith. The indemnity extends to any liabilities incurred in defending proceedings in which judgment is given in the director's favour or in which the director is acquitted or in connection with an application in relation to such proceedings, in which the court grants relief to the director under the Corporations Act.

Holdings has entered into director's and officers liability insurance policies whereby to the maximum extent permitted by law, the Directors are insured in relation to their actions whilst acting as directors of Holdings.

Apart from the matters disclosed above, no transactions have been entered into with directors of Holdings or with entities related to them in connection with the Offer.

8.15 Interests of directors of Holdings

The table below shows the interests of each director of Holdings in securities of Holdings as at the date of this Statement:

Director	Holdings Shares	20 cent Options	40 cent Options	60 cent Options	$1.00 Options
Kevin Lee Russeth	2,600,000		1,250,000	1,250,000	1,250,000
Simon Peter Bedford					
Gary Bruce Pennefather		18,000			

At the shareholder meeting on 26 November 2004, Holdings shareholders approved the issue of further Holdings Shares to the directors of Holdings are set out in section 8.5 above.

8.16 Consents and Liability Statements

(a) Moore Stephens BG

Moore Stephens BG has given and has not, before lodgement of this Statement, withdrawn its consent to be named in this Statement in the capacity of auditor to Holdings.

(b) **Pullinger Readhead Lucas**

Pullinger Readhead Lucas has given and has not, before lodgement of this Statement, withdrawn its consent to be named in this Statement in the capacity of solicitors to Holdings.

Moore Stephens BG and Pullinger Readhead Lucas:

(i) have not authorised or caused the issue of this Statement;

(ii) have not made, or purported to have made, any statement in this Statement except in this section; and

(iii) do not assume responsibility for any part of this Statement except for the statements in this section.

Each of them, to the maximum extent permitted by law, disclaim any responsibility or liability for any part of this Statement other than a statement contained in this section.

8.17 Other material information

Other than as set out in this Statement, there is no other information that:

(a) is material to the making of a decision by a holder of QRL Shares whether to accept an Offer, and

(b) is known to Holdings, and

(c) relates to the value of Preference Shares and Holdings Options offered as consideration under the Takeover Bid,

that has not previously been disclosed to the holders of QRL Shares.

8.18 Expiry Date

The expiry date of this Statement is 12 Months after the date of this Statement. No securities will be issued on the basis of this Statement after the expiry date.

9. TERMS OF A PREFERENCE SHARES

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876

"A" PREFERENCE SHARES
Terms and Conditions

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this document:

"**A Preference Share**" means a non-cumulative, non-redeemable converting preference share in the capital of the Company issued on the terms set out in this document;

"**Associated Company**" means any:

(a) related body corporate of the Company within the meaning of section 50 of the Corporations Act; and

(b) any entity designated by the Board in its discretion to be an associated Company;

"**ASX**" means Australian Stock Exchange Limited;

"**B Preference Share**" means a B Preference Share issued (or to be issued) by the Company;

"**Bonus Issue**" means an allotment by the Company to holders of Ordinary Shares of Securities in the Company for no consideration;

"**Business Day**" means Monday to Friday inclusive except any day that ASX declares is not a business day;

"**Company**" means QRSciences Holdings Limited (ABN 27 009 259 876);

"**Constitution**" means the constitution of the Company, as amended from time to time;

"**Conversion**" means the conversion of the A Preference Shares into Ordinary Shares in accordance with the terms of this document and "Convert" shall have a corresponding meaning;

"**Conversion Date**" has the meaning set out in clause 5(g);

"**Conversion Multiple**" means 1;

"**Corporations Act**" means the Corporations Act 2001 (Cth) as amended, consolidated or

replaced;

"**Dividend Calculation Date**" means on and from the Issue Date, every 30 June up to and including the Conversion Date;

"**Holder**" means the registered holder of an A Preference Share;

"**Issue Date**" means the date on which an A Preference Share is issued;

"**Issue Price**" means the issue price of an A Preference Share;

"**Listing Rules**" means the Listing Rules of ASX, as amended, consolidated or replaced;

"**Non-Cumulative Preference Dividend**" means a non-cumulative preference dividend of 10% per annum on the Issue Price, calculated on the Dividend Calculation Date and payable in accordance with clause 3;

"**Ordinary Share**" means a fully paid ordinary share in the capital of the Company;

"**QRL**" means QRSciences Limited ABN 84 071 648 309;

"**Rights Issue**" means an offer or invitation by the Company made to holders of Ordinary Shares on a pro rata basis to subscribe for Securities of the Company or any other entity (whether reasonable or otherwise);

"**Securities**" means shares, debentures, debenture notes and any options to subscribe for the same; and

"**Special Consent**" means:

(a) a resolution passed by not less than three-quarters of the Holders holding not less than three-quarters of the A Preference Shares for the time being in issue, passed at a general meeting of the Holders; or

(b) a consent in writing signed by not less than three-quarters of the Holders holding not less than three-quarters of the A Preference Shares for the time being in issue.

1.2 Interpretation

(a) A reference to a clause is a reference to a clause of this document.

(b) Unless the context otherwise requires, words defined in the Constitution have the same meaning in this document.

2. RIGHTS, POWERS AND PRIVILEGES

(a) The A Preference Shares are issued on and subject to the terms and conditions of Regulation 5 of the Constitution.

(b) The Constitution applies to each Holder and to the A Preference Shares except to the extent that the terms of this document conflict with the terms of the Constitution.

(c) Where the terms of this document conflict with the terms of the Constitution, the terms of this document prevail as between the Company and each Holder.

(d) If any provision of this document is or becomes inconsistent with the Listing Rules, this document is deemed to be amended to the extent of the inconsistency.

3. DIVIDENDS

(a) Subject to clause 3(b), each A Preference Share confers on its Holder the right to receive the Non-Cumulative Preference Dividend in accordance with this clause 3.

(b) Non-Cumulative Preference Dividends shall be paid if there are funds of the Company legally available to pay the Non-Cumulative Preference Dividend on a Dividend Calculation Date and if the Company resolves to pay the Non-Cumulative Preference Dividend out of these funds.

(c) For the avoidance of doubt, if Non-Cumulative Preference Dividends are not declared as at a Dividend Calculation Date, the Non-Cumulative Preference Dividend shall not accumulate and shall not be payable by the Company.

(d) Except as provided in this clause 3, A Preference Shares are not entitled to participate in the profits of the Company, either before or after the winding up of the Company.

(e) If a Non-Cumulative Preference Dividend is declared as at a Dividend Calculation Date, the Company must apply its profits in that financial year towards the Non-Cumulative Preference Dividend before any other distribution of profits.

(f) For the avoidance of doubt, a declared Non-Cumulative Preference Dividend accrues on a Dividend Calculation Date and Holders are not entitled to a pro rata Non-Cumulative Preference Dividend in respect of any proportion of the period between each Dividend Calculation Date.

(g) The Non-Cumulative Preference Dividend accruing and payable on each Dividend Calculation Date under this clause 3 is payable 14 days after the Dividend Calculation Date.

(h) If the Company does not pay a Non-Cumulative Preference Dividend within 14 days after the Dividend Calculation Date, the A Preference Share does not confer the right to interest on the unpaid part of the Non-Cumulative Preference Dividend.

(i) Non-Cumulative Preference Dividends are payable to the Holders as they appear in the register for A Preference Shares on the record date set for this purpose by the Company.

4. VOTING RIGHTS, NOTICE OF MEETING

(a) Without prejudice to any other right, power or privilege conferred on a Holder, each A Preference Share confers on its Holder the same rights as a holder of Ordinary Shares to:

(i) receive notice of any general meeting of the Company and reports and audited accounts; and

(ii) attend at any general meeting of the Company.

(b) A Holder is entitled to vote and speak at any meeting of the Company in the following circumstances and in no others:

(i) during a period in which a Non-Cumulative Preference Dividend (or part of a Non-Cumulative Preference Dividend) in respect of an A Preference Share is in arrears;

(ii) on a proposal to reduce the share capital of the Company;

(iii) on a resolution to approve the terms of a buy-back agreement;

(iv) on a proposal that affects rights attached to the A Preference Shares;

(v) on a proposal to wind up the Company;

(vi) on a proposal for the disposal of the whole of the Company's property, business and undertaking; or

(vii) during the winding up of the Company.

(c) A Holder entitled to vote under clause 4(b) is entitled to exercise 1 vote on a show of hands and 1 vote on a poll for each A Preference Share held.

5. CONVERSION OF A PREFERENCE SHARES

(a) On the Conversion Date, all A Preference Shares automatically convert into that number of Ordinary Shares equal to that number of A Preference Shares multiplied by the Conversion Multiple.

(b) For the avoidance of doubt, conversion of the A Preference Shares prior to the Conversion Date is not permitted.

(c) Each A Preference Share which is Converted on the Conversion Date under this clause 5 confers on its Holder the right to receive the Non-Cumulative Preference Dividend which is declared and due to accrue on any Dividend Calculation Date which occurs on or before the Conversion Date.

(d) From the date of its issue under this clause 5, each Ordinary Share forms part of the class of Ordinary Shares in the capital of the Company and ranks pari passu with the Ordinary Shares then on issue including dividends declared on Ordinary Shares in respect of the financial year in which Conversion occurs.

(e) As soon as practicable after the Conversion of a Holder's A Preference Shares:

(i) the Holder must, if required by the Company, surrender to the Company the statements representing the A Preference Shares which have been converted (or other evidence of title for those A Preference Shares); and

(ii) the Company shall dispatch statements in respect of the Ordinary Shares resulting from the Conversion.

(f) This clause does not limit the Company's ability to deal with A Preference Shares in accordance with the Corporations Act and does not affect the terms on which A Preference Shares may be cancelled under a reduction of capital, share buy back or other form of capital reconstruction implemented in accordance with the Corporations Act.

(g) The Conversion Date means the first to occur of:

(i) one or more of the following events occurring;

(A) a person acquires a relevant interest in more than 20% of the Ordinary Shares;

(B) a person makes a takeover offer for Ordinary Shares in accordance with Chapter 6 of the Corporations Act;

(C) a person acquires a relevant interest in 20% or more of the Ordinary Shares as a result of:

(I) a scheme of arrangement under section 411 of the Corporations Act;

(II) - an acquisition or issue of Ordinary Shares approved under section 611 of the Corporations Act; or

(III) an acquisition or issue of Ordinary Shares other than under the creep provisions under section 611 of the Corporations Act; or

(D) the Company or QRL (for so long as it remains an Associated Company) announces the intention to sell or dispose of either the main undertaking or a substantial part of the main undertaking of the Company, or QRL (for so long as it remains an Associated Company);

(ii) the Company announces its intention to undertake a Rights Issue which would result in an increase in the issued share capital of the Company to 120% or more of the Company's issued share capital immediately before that announcement;

(iii) the Company announces its intention to undertake a Bonus Issue of Ordinary Shares which would result in an increase in the issued share

capital of the Company to 120% or more of the Company's issued share capital immediately before that announcement; and

(iv) 31 December 2005.

6. PARTICIPATION IN NEW ISSUES

There are no rights or entitlements inherent in the A Preference Shares and Holders will not be entitled to participate in issues of new Securities offered to holders of Ordinary Shares or any bonus issues of Securities.

7. ADJUSTMENT FOR CAPITAL RECONSTRUCTION

If at any time there is a reorganisation of the capital of the Company, the number of A Preference Shares, the Issue Price and the Conversion Multiple will, in accordance with the Listing Rules, be reorganised such that the Holders do not receive a benefit that holders of the Ordinary Shares do not receive. Such reorganisation shall not be an amendment to which clause 13 applies and shall not be otherwise treated as a variation of class rights.

8. RETURN OF CAPITAL IN A WINDING UP

(a) Subject to clause 8(b), the Holders are not entitled to participate in the surplus assets or profits of the Company in a winding up.

(b) Each A Preference Share confers on its Holder the right to payment in cash of the following in a winding up in priority to any other class of shares in the Company:

(i) the Issue Price; and

(ii) any arrears of a declared Non-Cumulative Preference Dividend.

9. OTHER PREFERENCE SHARE ISSUES

(a) The Company must not without Special Consent issue any other preference shares (including, without limitation, preference shares which are participating or non-participating, redeemable or non-redeemable and whether carrying a dividend the same as or different from the A Preference Shares) ranking in priority to the A Preference Shares, provided that nothing in this clause will limit the ability of the Company to issue the B Preference Shares.

(b) The Company may, subject to the Corporations Act and the Listing Rules, issue further A Preference Shares ranking pari passu with the A Preference Shares and B Preference Shares ranking peri passu with the B Preference Shares.

(c) The Holders constitute one class of shareholders for the purpose of the Constitution.

10. REDEMPTION OF A PREFERENCE SHARES

The A Preference Shares are non-redeemable.

11. LISTING OF A PREFERENCE SHARES

(a) The Company will not apply for official quotation of the A Preference Shares on ASX.

(b) The Company will apply for official quotation on ASX of Ordinary Shares issued as a result of the Conversion of A Preference Shares within 10 Business Days of the Conversion Date or as otherwise required by the Listing Rules.

12. TRANSFER OF A PREFERENCE SHARES

The A Preference Shares are not transferable (other than with the consent of the Company and provided that the Constitution, the Listing Rules and the Corporations Act are complied with).

13. AMENDMENT OF THIS DOCUMENT

This document may only be amended:

(a) by Special Consent; and

(b) if the Constitution, the Listing Rules and the Corporations Act are complied with.

10. GLOSSARY

In this Statement, unless the context otherwise requires:

"**Acceptance Form**" means the acceptance form enclosed with, and forming part of, the Offer.

"**A Preference Shares**" means converting preference shares in the capital of Holdings on the terms and conditions detailed in section 8.1 of this Statement.

"**ASIC**" means the Australian Securities and Investments Commission.

"**ASTC Rules**" means the settlement rules of ASX Settlement and Transfer Corporation Pty Ltd ABN 49 008 504 532..

"**ASX**" means Australian Stock Exchange Limited.

"**ASX Listing Rules**" or "**Listing Rules**" means the Listing Rules of ASX.

"**Bid Period**" means the period that starts at the date that this Statement is given to QRL and ends at the end of the Offer Period.

"**B Preference Shares**" means converting preference shares in the capital of Holdings on the terms and conditions detailed in section 8.2 of this Statement.

"**Corporations Act**" means the Corporations Act 2001 (Cth).

"**Holdings**" means QRSciences Holdings Limited ABN 27 009 259 876.

"**Holdings Option**" means an option to acquire a Holdings Share on the terms and conditions detailed in section 8.4 of this Statement.

"**Holdings Shares**" means fully paid ordinary shares in the capital of Holdings.

"**Month**" means a calendar month.

"**Offer**" means the offer contained in this Statement and "**Offers**" means the like offers despatched or to be despatched to other holders of QRL Shares (or persons entitled to receive such offers under the Takeover Bid).

"**Offer Period**" means the period during which the Offers remain open for acceptance in accordance with section 7.2(a).

"**Preference Shares**" means the A Preference Shares and the B Preference Shares.

"**QRL**" means QR Sciences Limited ABN 84 071 648 309.

"**QRL Shares**" means fully paid ordinary shares in the capital of QRL.

"**Record Date**" means [ ] December 2004 being the date set by Holdings under section 633(2) of the Corporations Act.

"**Rights**" means all accretions and rights attaching to QRL Shares the subject of the Offers including, but not limited to, all rights to receive dividends and to receive or subscribe for shares, notes or options declared, paid or issued by QRL.

"**Statement**" means this bidder's statement and including the Offer.

"**Takeover Bid**" means the off-market bid in accordance with Part 6.5 of the Corporations Act under which Holdings proposes to make Offers to acquire all QRL Shares.

"**Your QRL Shares**" means, subject to section 7.3, the QRL Shares in respect of which you are registered or entitled to be registered as holder in the register of members of QRL at 5.00pm (Perth time) on the Record Date.

11. DIRECTORS' STATEMENT

The directors of Holdings have, under a unanimous resolution passed by all of the directors of Holdings, approved this Statement and authorised Mr Russeth to sign this Statement on behalf of Holdings.

....

Kevin Lee Russeth
Chairman

3 December 2004

12. HOLDINGS CORPORATE DIRECTORY

Directors	Kevin Lee Russeth (Chairman) Simon Peter Bedford Gary Bruce Pennefather
Secretary	William Robert Orr
Registered Office	Level 32, Exchange Plaza 2 The Esplanade PERTH WA 6000 Email: info@qrsholdings.com Website: www.qrsholdings.com
Auditor	Moore Stephens BG Chartered Accountants Level 3, 12 St Georges Terrace Perth WA 6000
Solicitors	Pullinger Readhead Lucas Level 2, Fortescue House 50 Kings Park Road West Perth WA 6005
Share Registry	Computershare Investor Services Pty Limited* Level 2, 45 St Georges Terrace Perth WA 6000
ASX Code	QRS (fully paid ordinary shares) QRSO (January 2005 options) QRSOA (January 2006 options)

* Appears for information purposes only.

This document is important.
If you do not understand it, you should contact your stockbroker, legal or financial adviser without delay.

ACCEPTANCE FORM

OFFER BY QRSCIENCES HOLDINGS LIMITED (ABN 27 009 259 876) OF
5 PREFERENCE SHARES AND 1 HOLDINGS OPTION FOR EVERY 2 SHARES HELD IN
QR SCIENCES LIMITED (ABN 84 071 648 309)

Name and Address

Your QRL Shares which you hold as at at 5.00 pm (Perth time) on [ ] December 2004 and wish to sell	No. of A Preference Shares to be issued to you on acceptance (rounded up to the next whole number)	No. of B Preference Shares to be issued to you on acceptance (rounded up to the next whole number)	No. of Holdings Options to be issued to you on acceptance (ignore fractional entitlement)

YOU MAY ACCEPT THIS OFFER IN RELATION TO ONLY ALL OF YOUR QRL SHARES. IF YOU HOLD YOUR SHARES FOR SEVERAL PERSONS IN RESPECT OF SEPARATE PARCELS OF QRL SHARES AND YOU WISH TO ACCEPT THE OFFER FOR ONE OR MORE BUT NOT ALL OF THESE DISTINCT PARCELS, YOU MUST COMPLETE THE BOX OVERLEAF. IF YOU ARE ACCEPTING THE OFFER FOR ALL OF YOUR SHAREHOLDING YOU ONLY NEED TO SIGN THIS FORM.

SHAREHOLDERS TO COMPLETE:

I/We, the person(s) named above:

1. Accept Holdings' Offer for all of my/our shareholding in QRL, upon the terms and conditions set out in the accompanying Offer.
2. Transfer to Holdings for the consideration specified in the Offer, all of my/our QRL Shares specified or if no amount is specified, all of my/our shareholding in QRL.
3. Agree to accept the consideration specified in the Offer as full consideration for the transfer to Holdings of my/our QRL Shares for which I/we accept Holdings' Offer.
4. Agree that by signing this Acceptance Form and returning it to Holdings, I/we will have done all things set out in section 7.5 of the accompanying Offer.
5. Agree to become a member/members of Holdings, comply with the constitution of Holdings and to subscribe for the Preference Shares and Holdings Options to be issued to me/us as consideration for the acquisition of my/our QRL Shares.
6. Will forward this Acceptance Form and the share certificate in respect of my/our QRL Shares for which I/we have accepted Holdings' Offer or a Statutory Declaration in the form attached in respect of lost or misplaced certificates.

DATED this day of 200......

SIGNED SEALED AND DELIVERED by the Transferor(s)	OR	EXECUTED as a Deed by the Transferor .... in accordance with section 127 of the Corporations Act by authority of the directors in the presence of:	)) ....) Director))) ....) Director/) Secretary	OR	SIGNED SEALED AND DELIVERED by
....					.... as attorney under power of attorney who certifies that he has no notice of revocation of the power

Corporations must execute this Acceptance as a Deed.

This Offer ends on **31 JANUARY 2005** unless it is extended or withdrawn in accordance with the Corporations Act.

Please provide a telephone number, so that you may be contacted if necessary ___________.

TERMS USED IN THIS ACCEPTANCE FORM HAVE THE SAME MEANING AS THOSE TERMS IN THE ACCOMPANYING STATEMENT

CONTINUED OVERLEAF - PLEASE REFER TO THE REVERSE SIDE HEREOF FOR ACCEPTANCE INSTRUCTIONS

PLEASE RETURN YOUR SHARE CERTIFICATE OR THE COMPLETED STATUTORY DECLARATION WITH THE ACCEPTANCE FORM

THIS OFFER CLOSES 5.00PM (WST) ON 31 JANUARY 2005

If part of Your QRL Shares are held by you on account of another person, your holding is taken to consist of distinct portions and separate Offers are deemed to have been made in respect of each portion. If so, your acceptance will be ineffective unless this Acceptance Form specifies the number QRL Shares in each portion to which the acceptance relates. Please complete the details of such portions in the space provided below:

No of QRL Shares in portion	Acceptance	
	Yes	No

If you have additional portions, please attach instructions in an annexure.

ACCEPTANCE INSTRUCTIONS

To accept this Offer by Holdings to purchase Your QRL Shares, please complete the details overleaf and sign and date the Acceptance Form where indicated.

(a) **Joint Holders:** If Your QRL Shares are registered in the names of joint holders, all holders must sign the Acceptance Form.

(b) **Corporations:** A corporation must execute the Acceptance Form as a deed or by attorney.

(c) **Power of Attorney:** If the Acceptance Form is signed under power of attorney, the relevant power of attorney must be produced for noting by Holdings , unless already noted by it.

(d) **Deceased Estates:** If QRL Shares are registered in the name of a deceased person, this Offer may be accepted by the executors or administrators. Probate or Letters of Administration must be produced for noting by Holdings unless already noted by it.

HOW TO ACCEPT THIS OFFER

Return the completed Acceptance Form as soon as possible to:

By Post:
Computershare Investor Services Pty Ltd
GPO Box D182
PERTH WA 6840

By Hand:
Computershare Investor Services Pty Ltd
Level 2, 45 St Georges Terrace
PERTH WA 6000


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 1/12/04
Document Ref : 193
Release Time: Immediate
Subject: Change of Directors interest

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : QRSCIENCES HOLDINGS LIMITED
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kevin Lee Russeth
Date of last notice	14 April 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest..	Holding Company with relevant interest
Date of change	November 2004
No. of securities held prior to change	Indirect- 1,368,465 Fully paid Ordinary shares. Direct- 872,000 Fully paid Ordinary shares. Direct- 1,250,000 Options exercise price 40 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price 60 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price $1.00 expiry date 12 January 2006.
Class	Fully paid ordinary Options to acquire Fully paid Ordinary

+ See chapter 19 for defined terms.

Number acquired	Direct- 254,035 Fully paid Ordinary shares Indirect- 105,500 Fully paid Ordinary shares.
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	24,25 and 26 cents per ordinary share
No. of securities held after change	Indirect-1,622,500 Fully paid Ordinary shares. Direct- 977,500 Fully paid Ordinary shares. Direct- 1,250,000 Options exercise price 40 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price 60 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price $1.00 expiry date 12 January 2006.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 26/11/04
Document Ref : 192
Release Time: Immediate
Subject: QRSCIENCES SHAREHOLDER MEETING RESULTS


QRSciences
Holdings Limited

Australian Stock Exchange
Company Announcement Office

26 November 2004

QRSciences Holdings Limited (ASX: QRS)

The Board of Directors of QRSciences Holdings Limited ("Company") is pleased to announce that all resolutions put to the Company's members at the General Meeting held 26 November 2004 were carried on poll.

In accordance with Section251AA of the Corporations Act 2001, the Company advises that it received proxy votes that were voted on as follows:

Proxy Voting Summary

			For	Against	Abstain	Proxy
Resolution	**1.**	**Establish the employee share plan**	44,303,116	281,860	-	80,000
	2.	**Issue of QRSH Shares**				
	(a)	**Simon Bedford**	42,737,415	1,801,560	-	80,000
	(b)	**Gary Pennefather**	42,737,415	1,801,560	-	80,000
	(c)	**Kevin Russeth**	42,742,415	1,826,560	-	80,000
	(d)	**Rob Orr**	42,642,415	1,826,560	-	80,000

Poll Voting Summary

Resolution			For	Against	Abstain
Resolution	1.	Establish the employee share plan	45,303,676	392,360	-
	2.	Issue of QRSH Shares			
	(a)	Simon Bedford	43,479,640	2,120,395	-
	(b)	Gary Pennefather	43,479,640	2,120,395	-
	(c)	Kevin Russeth	43,484,640	2,145,395	-
	(d)	Rob Orr	43,384,640	2,145,395	-

Should you have any queries, please contact Mr Rob Orr, Company Secretary, (08) 9358 5011.

Rob Orr

Rob Orr
Company Secretary


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 16/11/04
Document Ref : 191
Release Time: Immediate
Subject: QRSCIENCES FORMALISE ENTRY INTO CHINA


QRSciences
Holdings Limited

QRSciences formalise entry into China

PERTH, 16 November, 2004 - QR Sciences Limited (QRS), a world leader in the development of Quadrupole Resonance (QR) based explosive detection systems, has today executed a formal agreement with the CIAE to build an advanced explosives screening system. The agreement builds on the Memorandum of Understanding (MOU) with the CIAE signed earlier in the year.

"This formal agreement consolidates our relationship with the CIAE, and provides a contractual framework for a cooperative effort that will hopefully lead to the deployment of advanced screening systems for the protection of major sporting events, aviation, rail and other critical infrastructure in the Peoples Republic of China and beyond," states Kevin Russeth, Chief Executive Officer, QRSciences Limited.

The terms of the agreement govern the development and testing of a new screening system (based on QRSciences state-of-the-art T3000 series equipment). This system will form a key component in a new multi-technology screening system being developed by the CIAE capable of detecting radioactive and explosive materials together with a wide range of weapons and narcotics. Following successful testing of the new system, the agreement also provides for the negotiation of a joint venture or other formal commercialisation arrangements within China.

While the agreement provides the company with an initial revenue stream over the course of the development and testing of the new screening system, the Board of QRS considers the significance of the agreement to be the real opportunity to move towards commercialisation of its technology in the Chinese market.

Gary Pennefather, QRSciences Vice President, Commercial Systems, added, "We must thank the Western Australian Government Department of Industry and Resources and particularly their Shanghai Representative Office for their exemplary support during our visit with the CIAE."

QRSciences' technology is ideally suited to integration with existing and emerging technology for screening. The company has contractual arrangements with several of the worlds leading X-ray system manufacturers. QRSciences' technology can add significant capability to currently deployed screening systems.

About QRSciences Limited

QRSciences Limited, based in Perth, Western Australia, designs and develops systems, sub-systems, components and software for security related applications. The Company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials. QR is closely related to Magnetic Resonance Imaging (MRI), which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

QRSciences Holdings Limited owns 61% of QRSciences Limited and has recently announced its intention to launch an off-market takeover for the remaining 39% of QRSciences Limited which it hopes to complete by January 2005.

For further information please visit www.qrsciences.com

About the CIAE

Based in Beijing the CIAE and its predecessor the Institute of Modern Physics was founded in 1950. It is the birthplace of modern science and technology and a hub for science and technology in China. The major tasks of the CIAE are fundamental research, research and development of advanced applications, and increasingly the development of commercial opportunities arising from these capabilities.

The CIAE has a staff of 3400 including 660 senior scientists and senior engineers including 9 members of the Chinese Academy of Science and Chinese Academy of Engineering.

For further information visit www.ciae.ac.cn/english/HOME.htm

This news release is issued by:

QRSciences Holdings Limited
Tel: +61(0) 8 9358-5011
Email: info@qrsholdings.com


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 9/11/04
Document Ref : 190
Release Time: Immediate
Subject: QRSCIENCES WINS ANZA AWARD IN SILICON VALLEY


QRSciences
Holdings Limited

QRSciences win prestigious award at the 2004 ANZA Technology Network Conference in Silicon Valley

Perth, 9 November, 2004 – QRSciences Limited, a world leader in the development of Quadrupole Resonance (QR) advanced explosive detection systems, won the prestigious Guy Manson award given to the most promising technology companies in the Australia/New Zealand region at the recent ANZA Technology Network Conference held in the heart of Silicon Valley at the Crowne Plaza Cabana, Palo Alto, California, 26 –28 October 2004.

"It is quite a boost for our profile here in the U.S. to be recognized as a leader in the Australia/New Zealand technology space. The ANZA Technology Network conference is the only event of its kind in the U.S. to showcase Australian and New Zealand technology. Having the event held in Palo Alto in the heart of the Silicon Valley is an added bonus. As for the award, it is testament to the dedication and skill of our team in Perth," says Kevin Russeth, Chief Executive Officer, QRSciences Limited.

QRSciences, an emerging company in the Homeland Security marketplace, was chosen from fifty other highly touted technology companies from the region and as a result has been asked to exhibit at the invitation only DEMO@15 2005 Conference in Scottsdale, Arizona in early 2005. DEMO is geared toward showcasing the brightest and best technologies new to the United States. 70 of the world's most promising new technologies are chosen from thousands of applicants to present at DEMO. Previous products launched at DEMO include Java, Palm and TiVo

"Java and the Palm pilot were initially launched at DEMO so I think that we will be in pretty good company at the conference" added Mr. Russeth.

The QR technique harnesses harmless and relatively low frequency radio waves and uses QRSciences proprietary software and hardware to identify the chemical structure or unique fingerprint of specific molecules. The technology is accurate in identifying the presence of a range of explosive materials used in airline bombings and terrorist attacks in the past.

About QRSciences Limited

QRSciences Limited based in Perth, Western Australia is a designer, developer and direct manufacturer of systems, sub-systems, components and software for security related applications. The company is a world leader in Quadrupole Resonance (QR) applications a next generation technology that uses radio frequency spectroscopy techniques to identify and detect a range of materials. QR is closely related to Magnetic Resonance Imaging (MRI), which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information about QRSciences Limited please visit www.qrsciences.com.

About the ANZA Technology Network

The ANZA Technology Network (ANZA Tech.Net) is a non-profit organization based in San Francisco, California. The organisation's primary focus is on developing a strong network of Australian, New Zealand and US technology companies, service providers and executives whose joint purpose is to develop business between the US, New Zealand and Australia.

For more information about the ANZA Technology Network please visit www.anzatechnet.com

About Demo@15

Demo@15, to be held at the Westin Kierland Resort and Spa, Scottsdale, Arizona, 13-15 February 2005, will showcase some 70 of the world's most promising new technologies ripe for investment and/or deployment in their respective markets. The Demo event is in its 15th year and has seen the launch in the US marketplace of 1500 technologies including a number of revolutions in their respective marketplaces.

For more information about Demo@15 please visit www.demo.com/demo

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 5/11/04
Document Ref : 189
Release Time: Immediate
Subject: Australian Research Council to fund QRSciences and Curtin University research project

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com


Sciences
Holdings Limited

Australian Research Council to fund Curtin University and QRSciences Research Partnership

The Australian Research Council is set to fund an advanced technology research partnership between QR Sciences Limited (QRS), a world leader in the development of Quadrupole Resonance (QR) based advanced explosive detection systems, and Western Australia's Curtin University of Technology.

"The technology partnership we have entered into with Curtin University and the Australian Research Council allows us to combine and harness the resources of the Australian Government and a major University. We expect that this partnership will produce cutting edge intellectual property that can be used to develop new security products and to enhance our existing ones," comments Kevin Russeth, Chief Executive Officer, QR Sciences Limited.

Dr John Flexman from Curtin will be the lead researcher on the project. Dr Flexman was one of QRSciences longest serving employees before leaving the company in 2003 to set-up the Security Technology course in the Physics Department at Curtin. In his previous position as QRSciences' research manager, Dr Flexman was responsible for managing the performance of the research team helping to define the strategic direction of product development. Dr Flexman was also active in the company's on-going research projects, the development of the basic principals behind the company's system design and the development of the software, hardware and signal processing methods.

"In addition to the support provided by Curtin University with equipment and junior researchers, this partnership could prove to become a breeding ground for new talent in the field of QR, a benefit which I expect QRSciences, a world leading company with local roots, will potentially take advantage of," said Dr. Flexman.

"The Curtin University team bring with them advanced skills in the development and integration of next generation signal and data processing techniques. We believe that in consort with Curtin University we will be able to develop further Quadrupole Resonance (QR) applications utilising such techniques," adds Kevin Russeth.

The Australian Research Council deemed the project vital to the goal of "Safeguarding Australia" from terrorism. QRSciences will possess worldwide exclusive rights to the commercialisation of the Intellectual Property (IP) expected to be generated from the partnership.

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com

The project is three years in duration and is funded to $ 400,000. The collaboration is expected to result in advances in Quadrupole Resonance opening new avenues for the commercialization of the technology.

About QRSciences Limited

QRSciences Limited of Perth, Western Australia is a technology developer and OEM supplier of systems, sub-systems, components and software in the security sector. The company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to identify and detect molecular structures. QR is closely related to Magnetic Resonance Imaging (MRI), which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, lab instrumentation and environmental science applications.

About Curtin University of Technology

Curtin University of Technology is Western Australia's largest university with over 31,000 students. Curtin University of Technology is a world-class, internationally focused institution offering over 850 undergraduate and postgraduate courses in business, engineering, health sciences, humanities, science, mining and agriculture. The Security Technology program was established by Dr. Flexman in late 2003 and is part of the Physics Department.

About the Australian Research Council (ARC)

The Australian Research Council (ARC) plays a key role in the Australian Government's investment in the future prosperity and well-being of the Australian community. The Council's mission is to advance and assist Australia's capacity to undertake quality research that brings economic, social and cultural benefit to the Australian community. Established as an independent body under the Australian Research Council Act of 2001, the Council reports to the Minister for Education, Science and Training. The ARC fosters excellence, partnerships and the highest ethical standards in research and research training in all fields of science, social sciences and the humanities. It also supports through funding the highest quality research and research training through national competition in all fields and brokers partnerships between researchers and industry, government, community organisations and the international community.

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 29/10/04
Document Ref (QRS Holdings Reference): 188
Release Time: Immediate
Subject Line: Appendix 4C – Quarterly Report

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN	Quarter ended ("current quarter")
27 009 259 876	30 September2004

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3months) $A'000
1.1	Receipts from customers		86	86
1.2	Payments for	(a) staff costs	(755)	(755)
		(b) advertising and marketing	-	-
		(c) research and development	(502)	(502)
		(d) leased assets	-	-
		(e) other working capital	(503)	(503)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		39	39
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(1,635)	(1,635)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,635)**	**(1,635)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) Intellectual property		
	(d) Physical non-current assets	-	-
	(e) other non-current assets	-	-
		-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property		
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
		-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	-	-
1.14	**Total operating and investing cash flows**	(1,635)	(1,635)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	5,672	5,672
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	5,672	5,672
	Net increase (decrease) in cash held	4,037	4,037
1.21	Cash at beginning of quarter/year to date	2,704	2,704
1.22	other adjustments		
1.23	**Cash at end of quarter**	6,741	6,741

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	6,741	2,704
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	6,741	2,704

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Rob Orr.

Sign here: Date: 29/10/04
(Company Secretary)

Print name: Rob Orr

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

    - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
    - 9.2 - itemised disclosure relating to acquisitions
    - 9.4 - itemised disclosure relating to disposals
    - 12.1(a) - policy for classification of cash items
    - 12.3 - disclosure of restrictions on use of cash
    - 13.1 - comparative information

3. **Accounting Standards**. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.


QRSciences

Notice of Annual General Meeting

Annual General Meeting to be held at
The Sebel Perth Hotel, 37 Pier St Perth on 29 Nov 2004 commencing at 11.00 am WST

QRSciences Holdings Limited

ABN 27 009 259 876

This Notice of Annual General Meeting should be read in its entirety. If shareholders are in doubt as to how they should proceed, they should seek advice from their accountant, solicitor or other professional adviser without delay.


QRSciences

QRSciences Holdings Limited
ABN 27 009 259 876

Corporate Directory

Directors	Kevin Russeth Simon Bedford Gary Pennefather
Secretary	Robert Orr
Registered Office	Level 32 2 The Esplanade Exchange Plaza Perth WA 6000 Telephone: (08) 9358 5011 Facsimile: (08) 9358 5022 Website: www.qrsholdings.com
Auditor	Moore Stephens BG Level 3 12 St Georges Terrace Perth WA 6000
Share Registry	ComputerShare Investor Services Pty Limited Level 2 45 St Georges Tce Perth WA 6000


QRSciences

QRSciences Holdings Limited
ABN 27 009 259 876

Notice of Annual General Meeting

The 2004 Annual General Meeting of QRSciences Holdings Limited will be held at The Sebel Hotel, 37 Pier St Perth on 29 November 2004 commencing at 11.00am WST.

ORDINARY BUSINESS

1 Financial Statements and Reports Period 1 July 2003 to 30 June 2004

To receive and consider the Annual Financial Report, together with the Directors' and auditor's reports for the year ending 30 June 2004.

There are no resolutions to be put to the meeting.

Snap-shot Time

The Company may specify a time, not more than 48 hours before the meeting, at which a snap-shot of Shareholders will be taken for the purposes of determining Shareholder entitlement to attend the meeting.

The Company's Directors have determined that all Shares of the Company that appear on the Company's share register at 7.00am WST on 27 November 2004 shall, for the purposes of determining entitlements to attend the Annual General Meeting, be taken to be held by the persons registered as holding the shares at that time.

Corporate Representative

Any corporate Shareholder who has appointed a person to act as its corporate representative at the meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company's representative. The authority may be sent to the Company and/or registry in advance of the meeting or handed in at the meeting when registering as a corporate representative. An Appointment of Corporate Representative form is enclosed if required.

By Order of the Board of Directors

Rob Orr
Company Secretary
QRSciences Holdings Limited

22 October 2004


QRSciences

QRSciences Holdings Limited
ABN 27 009 259 876

Glossary

In this Notice of Meeting, the following terms have the following meaning unless the context otherwise requires:

Board	board of Directors.
Constitution	constitution of the Company.
Corporations Act	Corporations Act 2001 (Cth).
Director	director of the Company.
QRSciences or the Company	QRSciences Holdings Limited ABN 27 009 259 876
Share	fully paid ordinary share in the capital of the Company
Shareholder	shareholder of the Company.


QRSciences

QRSciences Holdings Limited
ABN 27 009 259 876

Shareholder Details

This is to certify that by a resolution of the Directors of:

.... **(Company)**,
Insert name of shareholder company

the Company has appointed:

....,
Insert name of corporate repres entative

in accordance with the provisions of section 250D of the Corporations Act 2001, to act as the body corporate representative of that company at the meeting of the members of QRSciences Holdings Limited to be held on 29 November 2004 and at any adjournments of that meeting/all meetings of the members of QRSciences Holdings Limited.

DATED 2004

Please sign here

Executed by the Company)
in accordance with its constituent documents)

.... Signed by authorised representative	.... Signed by authorised representative
.... Name of authorised representative (print)	.... Name of authorised representative (print)
.... Position of authorised representative (print)	.... Position of authorised representative (print)

Instructions for Completion

1. Insert name of appointor Company and the name or position of the appointee (eg "John Smith" or "each director of the Company").
2. Execute the Certificate following the procedure required by your Constitution or other constituent documents.
3. Print the name and position (eg director) of each company officer who signs this Certificate on behalf of the company.
4. Insert the date of execution where indicated.
5. Send or deliver the Certificate to QRSciences Holdings Limited's registered office at Level 32, 2 The Esplanade, Exchange Plaza, Perth WA 6000 or fax the Certificate to the registered office at (08) 9358 5022.


QRSciences

Notice of General Meeting

including

Explanatory Statement

Proxy Form

Corporate Representative Form

QRSciences Holdings Limited

ABN 27 009 259 876

General Meeting to be held at
Kings Perth Hotel, Charles Room, 517 Hay Street Perth
on 26 November 2004 commencing at 11.00am WST.

These papers should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

Notice of General Meeting

A general meeting of shareholders of QRSciences Holdings Limited will be held at Kings Perth Hotel, Charles Room, 517 Hay Street Perth, Western Australia on 26 November 2004 commencing at 11.00am WST to consider and pass the following motions:

1. Establishment of QRSH Employee Share Plan

As an ordinary resolution:

That for the purposes of Listing Rule 7.2 (Exception 9) and for all other purposes, Shareholders authorise and approve the Directors to establish and maintain the QRSciences Holdings Limited Employee Share Plan upon and subject to the terms and conditions summarised in the Explanatory Statement, and the grant of QRSH Shares from time to time under the QRSciences Holdings Limited Employee Share Plan as an exception to Listing Rule 7.1.

2. Issue of QRSH Shares under the QRSH Employee Share Plan to Related Parties

As separate and independent ordinary resolutions:

Subject to the passing of Resolution 2 for the purposes of section 208 of the Corporations Act and Listing Rule 10.14 and for all other purposes, Shareholders approve the issue and allotment by QRSH of QRSH Shares to:

(a) Mr Simon Bedford (or his eligible associate),

(b) Mr Gary Pennefather (or his eligible associate),

(c) Mr Kevin Russeth (or his eligible associate); and

(d) Mr Rob Orr (or his eligible associate),

under the QRSH Employee Share Plan in the number and on the terms set out in the Explanatory Statement.

Voting Exclusions

The Company will disregard any votes cast on:

(a) resolution 1 by a Director of QRSH and by an associate of that Director; and

(b) resolutions 2(a)-(c) by a Director of QRSH and by an associate of that Director

(c) resolution 2 (d) by Mr Orr and by an associate of Mr Orr.

unless cast by a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form) or a person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).

Explanatory Statement

The Explanatory Statement accompanying this Notice of General Meeting is incorporated in and comprises part of this Notice of General Meeting.



Shareholders are specifically referred to the Glossary in the Explanatory Statement which contains definitions of capitalised terms used both in this Notice of General Meeting and Explanatory Statement.

"Snap-Shot" Time

QRSH is permitted to specify a time, not more than 48 hours before the meeting, at which a "snap-shot" of Shareholders will be taken for the purposes of determining Shareholder entitlements to vote at the meeting.

The Directors have determined that all Shares quoted on ASX at 5.00pm (WST) on 24 November 2004 shall, for the purposes of determining voting entitlements at the General Meeting, be taken to be held by the persons registered as Shareholders at that time.

Proxies

Please note that:

(a) a member of QRSH entitled to attend and vote at the General Meeting is entitled to appoint a proxy;

(b) a proxy need not be a member of QRSH; and

(c) a member of QRSH entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.

The enclosed proxy form provides further details on appointing proxies and lodging proxy forms.

Corporate Representative

Any corporate Shareholder who has appointed a person to act as its corporate representative at the meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company's representative. The authority may be sent to the Company and/or registry in advance of the meeting or handed in at the meeting when registering as a corporate representative. An Appointment of a Corporate Representative form is enclosed if required.

By Order of the Board of Directors

Rob Orr
Company Secretary
QRSciences Holdings Limited

11 October 2004



Explanatory Statement

This Explanatory Statement has been prepared for the information of Shareholders in connection with business to be conducted at a general meeting to be held on 26 November 2004 commencing at 11.00am WST.

Its purpose is to provide Shareholders with all information known to QRSH which is material to a decision on how to vote on the motions in the accompanying Notice of General Meeting and it should be read in conjunction with the Notice of General Meeting.

Capitalised terms in this Explanatory Statement are defined in the Glossary.

1. The Motions

1.1 Resolution 1 - Establishment of the QRSH Employee Share Plan

Purpose of the Plan

The Directors propose to adopt the QRSH Employee Share Plan as a recognition that motivating and retaining staff and officers is critical to its business. Under the Plan, QRSH Shares will be offered to QRSH officers and staff members as a reward for ongoing service and as an incentive to continue their high level of service to date.

The Plan is intended to provide directors and employees of QRSH with an opportunity to participate in the company's future growth and gives them an incentive to contribute to that growth. In the case of a Director, no QRSH Shares may be issued to the Director without express Shareholder approval of the number and terms of issue of the QRSH Shares.

The Board considers that the QRSH Employee Share Plan will permit the Board to be more flexible in attracting and retaining key staff and executives of QRSH.

A summary of the key terms of the QRSH Employee Share Plan is set out in Annexure A with the terms of the QRSH Shares to be issued pursuant to the Plan (ranking equally with the existing QRSH Shares) being summarised in Annexure B.

A copy of the Plan shall be made available for inspection at the Company's registered office until (and during) the General Meeting and will be sent free of charge to any Shareholder on request.

Subject to the Plan being approved by Shareholders, the Company intends to issue a total of 13,600,000 Shares under the Plan initially including the Shares set out under resolution 2 . These Shares will be issued immediately or soon after the approval of the Plan for no consideration.

Listing Rule Requirements

If the QRSH Employee Share Plan is approved by Shareholders at the General Meeting, QRSH Shares issued pursuant to it will not restrict QRSH's ability to issue QRSH Shares without the need for prior Shareholder approval.



Listing Rule 7.1 provides, in summary, that a listed company may not issue equity securities in any 12 month period which exceed 15% of the number of issued securities of the company held at the beginning of the 12 month period, except with the prior approval of shareholders of the company in general meeting of the precise terms and conditions of the proposed issue.

One of the exceptions to Listing Rule 7.1 is Listing Rule 7.2 (Exception 9(b)) which provides that Listing Rule 7.1 does not apply to an issue under an employee incentive scheme if within 3 years before the date of issue, shareholders have approved the issue under an employee incentive scheme as an exception to Listing Rule 7.1.

Shareholder approval for this purpose is sought to enable QRSH to grant QRSH Shares under the QRSH Employee Share Plan from time to time without impacting on the ability of the Company to otherwise issue Shares under Listing Rule 7.1.

1.2 Resolution 2 - Issue of QRSH Shares under the QRSH Employee Share Plan to Related Parties

Subject to the passing of resolution 1, the Directors intend to issue QRSH Shares to various directors and other employees pursuant to the QRSH Employee Share Plan in the manner set out below.

The issue of these QRSH Shares is designed to recognise and reward their services and contributions to QRSH and to act as an incentive for those eligible employees to continue to strive to achieve QRSH's corporate goals. It is the intention of the Directors that these QRSH Shares will be issued to the eligible employee for no consideration and will be subject to specified restriction periods during which the eligible employee will be unable to sell, transfer, assign, mortgage or otherwise encumber those QRSH Shares.

The determination of the quantum of shares to be issued to each recipient under the Employee Share Plan has been based on several factors. These factors are : the years of service at QRSH, the role of each recipient within the Company and the contribution and value that has been added to the Company currently and that is expected in future years.

If, during that restriction period, the eligible employee resigns or ceases to be employed by QRSH for certain reasons, QRSH will have the right, subject to the Corporations Act, to buy back those QRSH Shares still subject to express restrictions for nominal consideration.

The purpose of these restriction periods are to act as an incentive for all QRSH officers and staff to remain with QRSH for at least the restriction period and to participate in the growth of QRSH and its business.

As part of this intended issue, QRSH Shares will be issued to Mr Simon Bedford, Mr Gary Pennefather, Mr Kevin Russeth and Mr Rob Orr (or their eligible associates) ("**Recipients**"). It is for this issue of QRSH Shares that Shareholder approval is sought.

Key Details of QRSH Shares

Key details of the QRSH Shares to be issued by QRSH to the Recipients are set out below:

Recipient	Number of QRSH Shares	Offer Price per QRSH Share	Restriction Period for QRSH Shares issued to Recipient
Simon Bedford	1,600,000	No consideration is payable in respect of the issue of a QRSH Share	Subject to the QRSH Employee Share Plan, the QRSH Shares issued will be subject to the following restriction periods: ➢ 533,333 until 1 July 2005 ➢ 533,333 until 1 July 2006 ➢ 533,334 until 1 July 2007
Gary Pennefather	1,600,000	No consideration is payable in respect of the issue of a QRSH Share	Subject to the QRSH Employee Share Plan, the QRSH Shares issued will be subject to the following restriction periods: ➢ 533,333 until 1 July 2005 ➢ 533,333 until 1 July 2006 ➢ 533,334 until 1 July 2007
Kevin Russeth	8,000,000	No consideration is payable in respect of the issue of a QRSH Share	Subject to the QRSH Employee Share Plan, the QRSH Shares issued will be subject to the following restriction periods: ➢ 2,666,666 until 1 July 2005 ➢ 2,666,666 until 1 July 2006 ➢ 2,666,668 until 1 July 2007
Rob Orr	2,400,000	No consideration is payable in respect of the issue of a QRSH Share	Subject to the QRSH Employee Share Plan, the QRSH Shares issued will be subject to the following restriction periods: ➢ 800,000 until 1 July 2005 ➢ 800,000 until 1 July 2006 ➢ 800,000 until 1 July 2007

Corporations Act - Issue of shares to a Related Party

The Corporations Act prohibits a public company from giving a financial benefit to a related party of the public company without prior shareholder approval, except in certain circumstances.

The issue of QRSH Shares under the QRSH Employee Share Plan is likely to constitute the giving of a financial benefit to a related party. Approval is sought for the issue of the QRSH Shares by QRSH as Messrs Bedford, Pennefather, Russeth are related directors of the Company and Mr Orr was a director in the previous 6 months.

Corporations Act Requirements

In accordance with the requirements of Chapter 2E, and in particular with section 219 of the Corporations Act, the following information is provided to Shareholders to allow them to assess the proposed issue of QRSH Shares by QRSH to the Recipients (or their permitted nominee):



(a) the Recipients are each related parties of QRSH to whom the proposed Resolutions 2(a) to 2(d) would permit the financial benefits to be given. Mr Orr is no longer a Director but having held the position of Director in the past 6 months is still considered a related party for the purposes of Resolution 2(d);

(b) the nature of the financial benefit to be given to Mr Simon Bedford (or his permitted nominee) is the issue of 1,600,000 QRSH Shares;

(c) the nature of the financial benefit to be given to Mr Gary Pennefather (or his permitted nominee) is the issue of 1,600,000 QRSH Shares;

(d) the nature of the financial benefit to be given to Mr Kevin Russeth (or his permitted nominee) is the issue of 8,000,000 QRSH Shares; and

(e) the nature of the financial benefit to be given to Mr Rob Orr (or his permitted nominee) is the issue of 2,400,000 QRSH Shares;

(f) as at the date of this Explanatory Memorandum, the issued capital of QRSH comprises 190,482,276 Shares and 57,280,586 Options. Immediately after the issue of QRSH Shares pursuant to Resolution 2 (assuming Resolutions 1 is approved by Shareholders and assuming no other securities are issued by QRSH in the meantime), the issued capital of QRSH will comprise 204,082,276 Shares and 57,280,586 options to acquire Shares.

If Shareholders approve the issue of 13,600,000 QRSH Shares to Recipients pursuant to Resolution 2, there will be a dilution of all other Shareholders' holdings in QRSH of approximately 7.1%;

(g) assuming Resolution 2 is approved by Shareholders, the Recipients will be entitled to the following securities in QRSH:

Name of Recipient	Number of Shares held Directly	Number of Shares held Indirectly	Number of Options held Directly	Number of Options held Indirectly
Simon Bedford	1,600,000	-	-	-
Gary Pennefather	1,600,000	-	-	18,000 20 cent options
Kevin Russeth	8,872,000	1,368,465	1,250,000 40 cent options 1,250,000 60 cent options 1,250,000 $1 options	-
Rob Orr	2,500,000	-	290,000 40 cent options 1,250,000 60 cent options 1,250,000 $1 options	-



Note: 1: This table includes QRSH Shares issued to Mr Kevin Russeth (which are subject to the passing of Resolution 1).

(h) None of the Recipients wish to make a recommendation to Shareholders about the proposed Resolutions 2(a) to 2(d) because each has an interest in the outcome of Resolutions 2(a) to 2(d);

(i) details of Recipients' remuneration are as follows[1]:

Recipient	Salary Fees and Commissions	Superannuation	Bonus	Non-cash benefits	Other	Total
Simon Bedford	84,622	-	-	-	-	84,622
Gary Pennefather	49,315	4,438	-	-	-	53.753
Kevin Russeth	237,074	15,300	160,000	-	-	412,374
Rob Orr	120,175	10,816	-	-	-	130,991

Note: 1: Total remuneration paid to the Recipient Directors for the 12 month period ending 30 June 2004.

(j) the number of Shares to be issued to each of the Recipients has been determined in light of both the past performance of the Recipients and in recognition of the future role that the Recipient will play for the Company.

Mr Bedford has worked for QRSciences since early 2004 and has been appointed as Executive Director and Vice-President, Business Development. His responsibilities include, US based Technical Customer Support, Government Relations, Technology Assessment and Business Development. His appointment will accelerate the growth of the Company and fast track our commercial readiness overseas. Mr. Bedford worked for seven years in a senior role at Quantum Magnetics in the U.S. His focus at Quantum Magnetics was Quadrupole Resonance and applications related to baggage screening and landmine detection. In addition to Quadrupole Resonance expertise, Mr. Bedford has experience developing and fielding novel personnel screening devices for concealed weapons detection and the application of advanced magnetic resonance technology in industrial process control.;

Mr Pennefather has also worked for QRSciences since early 2004 and has been appointed as Executive Director and Vice-President, Commercial Systems Group. Mr. Pennefather will be responsible for coordinating Program Management and Project Management between QRSciences and its overseas customers. He has a Bachelor of Engineering (Hons.) in Electronics from the University of Western Australia. Mr Pennefather has significant experience with technology companies specifically in the areas of program and project management, electronic design, and general operations;



Mr Russeth has acted as Chairman of QRSH since May 2002 and CEO of QRSciences Limited since June 2002. During this time considerable progress has been made within QRSH to continue to fund and increase its investment in QRSciences Limited to a 61% shareholding. He has also worked within QRSciences Limited to negotiate several key commercial contracts and to transition the Company from a Research & Development to a commercial licensing and product development company. His future role with the Company is considered to be critical to maintaining the commercial relationships and guiding the Company to commercial success.; and

Mr Orr has acted as Company Secretary of QRSH since June 2001 and was a director of the company between February 2003 and April 2004. During this time he has provided assistance to the board in corporate finance, financial reporting and ASX/Corporations Act compliance He has also worked within QRSciences Limited as Company Secretary. His future role with the Company will be to continue to assist in the capacity of Company Secretary.

(k) the QRSH Shares will be issued by QRSH to the Recipient for no consideration in recognition of the past services of each of recipients and to encourage future performance;

(l) during the last 12 months, the highest trading price of the Shares was $0.31 on 2 September 2004 and the lowest trading price of the Shares was $0.13 on 7 January 2004. The market price of Shares over the 5 days of trading on ASX up to and including 8 October 2004 has been between a minimum of $0.23 per Share to a maximum of $0.255 per Share. Based on the average share price over the last five days this values the Share issues to the Recipients as follows: Mr Bedford $129,333 per annum over the restriction period, Mr Pennefather $129,333 per annum over the restriction period, Mr Russeth $646,666 per annum over the restriction period, Mr Orr $194,000 per annum over the restriction period;

(m) other than the information specified above, QRSH believes there is no other information that would be reasonably required by Shareholders in order to decide whether it is in the best interests of QRSH to pass Resolutions 2(a) to 2(d).

Listing Rule 10.14

Listing Rule 10.14 provides, in essence, that he approval of ordinary shareholders by ordinary resolution is required before any of the following persons can acquire securities under an employee incentive scheme:

(a) a director;

(b) an associate of a director; or

(c) a person whose relationship with the company or a related party is, in ASX's opinion, such that approval should be obtained.

Messrs Bedford, Pennefather and Russeth are directors of QRSH for the purpose of Listing Rule 10.14. Mr Orr is no longer a director but held the position of director in the past 6 months.



Listing Rule disclosure requirements

Listing Rule 10.15 sets out a number of matters which must be included in a notice of meeting requesting shareholder approval under Listing Rule 10.14. To the extent that this information is not included elsewhere in this Explanatory Memorandum, it is set out below.

(a) the maximum number of QRSH Shares that may be granted by QRSH to the Recipients (or their permitted nominees) for whom approval is required pursuant to Resolution 2 is 13,600,000 QRSH Shares;

(b) as at the date of this Explanatory Statement and subject to the passing of Resolution 1, each of Simon Bedford, Gary Pennefather and Kevin Russeth as Directors of QRSH and Rob Orr as company secretary of QRSH and a related party by virtue of his previous position as a Director of QRSH may be entitled to participate under the QRSH Employee Share Plan;

(c) no securities have been issued under the QRSH Employee Share Plan as at the date of the General Meeting; and

(d) if the grant of the QRSH Shares by QRSH to the Recipients is approved by Shareholders pursuant to Resolution 2, the QRSH Shares will be issued to the Directors as soon as practicable after the date of the General Meeting



2. Glossary

In this Explanatory Statement, the following terms have the following meanings unless the context otherwise requires:

Annexure	annexure to this Explanatory Statement.
ASIC	Australian Securities and Investments Commission.
ASX	Australian Stock Exchange Limited ABN 98 008 624 691.
Board	board of Directors.
Constitution	constitution of QRSH.
Corporations Act	Corporations Act 2001 (Cth).
Director	director of QRSH.
ASX Listing Rules and **Listing Rules**	official listing rules of ASX.
QRSL	QR Sciences Limited ABN 84 071 648 309.
QRSL Share	fully paid ordinary share in the capital of QRSL.
QRSH and **QRSciences**	QRSciences Holdings Limited ABN 27 009 259 876.
QRSH Share	fully paid ordinary share in the capital of QRSH.
Shareholder	holder of a QRSH Share.



Annexure A
QRSH Employee Share Plan ("Plan") - Summary of Terms

(a) Issue of QRSH Shares

The QRSH board of directors ("**QRSH Board**") may offer QRSH Shares to full-time or part time employees of the Company including directors and consultants.

The Directors may issue up to 15.5 million Shares under the Plan for no consideration within 12 months of the date of adoption of the Plan. During this time and subsequently, the Directors may issue Shares under the Plan provided that the price of those Shares is not less than 75% of the market average price of Shares during the last 5 days of trading on ASX. Any consideration for Shares under the Plan must be paid on application.

The QRSH Board may determine the eligibility of persons and their entitlement having regard to each person's past and potential contribution to QRSH, and any other relevant matters. Directors and officers of QRSH are also entitled to participate under the Plan. However, any grant of QRSH Shares to directors will require appropriate shareholder and regulatory approvals.

When issued the QRSH Share will rank equally with other QRSH Shares, including as to payment of dividends and voting.

(b) Disposal of QRSH Shares

The Directors may impose a period of restriction in relation to any Shares issued under the Plan. During any period of restriction, the holder cannot sell, transfer, assign or mortgage their Shares.

Any restrictions on transfer of otherwise dealing with Shares the subject of the Plan will be removed in the event of certain circumstances (including certain takeover or divesture circumstances), in which case the Participant may deal with their Shares freely.

If a Participant leaves the employment of the Company during any period of restriction, the consequences to any Shares the subject of the Plan held by that Participant is dependent on the time elapsed subsequent to their grant, whether the Shares were issued for free or for consideration and the circumstances surrounding the departure.

If a period of restriction is imposed then regardless of the consideration paid or reasons for cessation of employment, the Participant may retain that number of Shares the subject of the Plan that is proportionate to the period of restriction served relative to the total period of restriction.

In relation to the balance of Shares, if they were issued for no consideration, then if the Participant resigns or is dismissed for cause relating to a conviction for fraud or dishonesty involving the Company, then the Participant will have any remaining Shares the subject of restriction bought back for a nominal amount. If the Participant has paid consideration for the Shares, then the Participant may retain the Shares regardless of the reasons for cessation of employment but subject to the original restriction imposed under the Plan.



(c) Plan Limit

The number of QRSH Shares that may be granted by QRSH is limited by the Plan rules. The number of QRSH Shares issued or offered to employees under the Plan in any five year period must not at any time exceed 15% of the total number of issued QRSH Shares.

The number of QRSH Shares which may be allotted under the Plan to any one eligible employee (including a Director) shall be restricted in any case where the result of accepting an offer of QRSH Shares would cause that person (legally or beneficially) to be able to cast more than 5% of the votes able to be cast at a general meeting of QRSH.

(d) New Issues

If QRSH makes a bonus, rights or other issue of QRSH Shares, the employee shall (unless otherwise determined by the QRSH Board) be entitled to participate and the newly issued QRSH Shares shall be subject to the same restrictions (if any) on the employee's existing QRSH Shares if they were issued to the employee for no consideration.

(e) Capital reconstructions

If any reconstruction of the issued capital of QRSH takes place, the employee shall be entitled to participate and the newly issued QRSH Shares shall be subject to the same restrictions (if any) on the employee's existing QRSH Shares.

(f) Administration of the Plan

The QRSH Board or a committee of the QRSH Board will supervise the administration of the Plan and retain the right to, in their sole discretion, waive or amend any terms and conditions of the Plan.



Annexure B
QRSH Share Terms

The following is a broad summary (though not necessarily an exhaustive or definitive statement) of the rights attaching to the ordinary shares of QRSH. Full details are contained in the Constitution, available for inspection at QRSH's registered office.

(a) Share Capital

All issued ordinary shares rank equally in all respects.

(b) Voting Rights

At a general meeting of QRSH, every holder of shares present in person, by an attorney, representative or proxy has one vote on a show of hands and on a poll, one vote for every fully paid share held, and for every contributing share held, a fraction of a vote equal to the proportion which the amount paid up bears to the total issue price of the contributing share.

(c) Dividend Rights

Subject to the rights of holders of shares issued with any special or preferential rights (at present there are none), the profits of QRSH which the Directors may from time to time determine to distribute by way of dividend are divisible among the shareholders in proportion to the shares held by them respectively, according to the amount paid up or credited as paid up on the shares.

(d) Rights on Winding-Up

Subject to the rights of holders with shares with special rights in a winding-up (at present there are none), on a winding-up of QRSH all assets which may be legally distributed amongst the members will be distributed in proportion to the shares held by them respectively, accordingly to the amount paid up or credited as paid up on the share.

(e) Transfer of Shares

Shares in QRSH may be transferred by instrument in any form which complies with the Constitution, the Corporations Act 2001 ASX Listing Rules and any other relevant law or rules.

Shares may be transferred by such means in accordance with ASX Listing Rules and any other relevant law or rules. The Directors may refuse to register a transfer of shares only in those circumstances permitted by ASX Listing Rules and any other relevant law or rules.

(f) Calls on Shares

Shares issued as fully paid are not subject to any calls for payment by QRSH and will not therefore become liable for forfeiture.



(g) Further Increases in Capital

The allotment and issue of any new shares is under the control of the Directors and, subject to any restrictions on the allotment of shares imposed by the Constitution, ASX Listing Rules or the Corporations Act, the Directors may allot, issue or grant options over or otherwise dispose of those shares to such persons, with such rights or restrictions as they may from time to time determine.

(h) Variation of Rights Attaching to Shares

Where shares of different classes are issued, the rights attaching to the shares of a class can thereafter only be varied by a special resolution passed at a separate general meeting of the holders of those shares of that class, or with the written consent of the holders of at least three quarters of the issued shares of that class.

(i) General Meeting

Each shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of QRSH and to receive notices, accounts and other documents required to be furnished to shareholders under the Constitution, the Corporations Act and ASX Listing Rules.



QRSciences Holdings Limited
ABN 27 009 259 876

Proxy Form

1 SHAREHOLDER ⇨

Name, address and daytime telephone number of shareholder of QRSciences Holdings Limited

Name ....

Address ....

....

Daytime phone no ....

2 APPOINTS ⇨

Insert here the name of the person you wish to appoint as proxy; **shareholders cannot appoint themselves.**

Name of proxy – please print

....

OR, if no person is named, the **Chairman** of the meeting to vote in accordance with the following directions or, if no directions have been given, as the Proxy (other than the Chairman) sees fit at the General Meeting of the Company to be held on **26 November 2004** commencing at **11.00am** WST and at any adjournment thereof.

If you appoint the Chairman as your proxy, but do not wish to direct your proxy how to vote on a Resolution, you must place a mark in the box below headed "Proxy's Discretion" in respect of that Resolution. By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

If you appoint the Chairman as your proxy, but do not mark any box, the Chairman will be unable to exercise your proxy vote.

If you appoint the Chairman as your proxy and place a mark in any box below headed "Proxy's Discretion", the Chairman intends to exercise your proxy to vote in favour of that resolution.

3 SIGNATURE OF SHAREHOLDER(S) ⇨

All single or joint holders of shares must sign this form. ⇩

Signature	Signature	Signature

or in the case of a company

Date

The **COMMON SEAL** of the company is affixed in accordance with its constitution in the presence of:/Executed by the company by its duly authorised officers in accordance with sub-section 127 of the Corporations Act 2001:*)

.... Signature of Director

.... *Name of Director (Print)*

.... Signature of Director/Secretary

.... *Name of Director/Secretary (Print)*

or signed by .... *under Power of Attorney on behalf of the company.*

* *delete as appropriate*

This proxy form must be signed by the shareholder and, in the case of joint shareholders, by each of the joint shareholders. In the case of a corporation, this proxy form must be executed in accordance with section 127 of the Corporations Act 2001. In the case of a Sole Director/Secretary company, please indicate "Sole Director". If this proxy form is signed under Power of Attorney the original Power of Attorney (or a copy certified as a true copy by statutory declaration) must be forwarded with the proxy form.



QRSciences Holdings Limited
ABN 27 009 259 876

4 PROXY'S VOTING INSTRUCTIONS (OPTIONAL) ⇨	FOR	AGAINST	ABSTAIN	PROXY'S DISCRETION
1 Establishment of the employee share plan				
2 Issue of QRSH Shares				
(a) Simon Bedford				
(b) Gary Pennefather				
(c) Kevin Russeth				
(d) Rob Orr				

If you wish to direct your proxy how to vote, place a mark on the appropriate box. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the number of shares you wish to vote in the appropriate box. The direction will be invalid if a mark is made against more than one box for a particular item, or, if you have split your direction, if the total shareholding shown in "FOR", "AGAINST", "ABSTAIN" and "PROXY'S DISCRETION" boxes is more than your total shareholding on the share register. Each person who attends the meeting is entitled to one vote only on a show of hands. A person who holds proxies for more than one shareholder cannot vote on a show of hands if he or she holds proxies directing him or her to vote both for and against a resolution.

5 APPOINTMENT OF A SECOND PROXY (OPTIONAL)

If you want to appoint two proxies you may state here the percentage of your voting rights applicable to this proxy form. If you do not specify a particular percentage, each proxy is entitled to exercise 50% of your voting rights applicable to this proxy form.

%

A shareholder is entitled to appoint up to two persons (whether shareholders or not) to attend the meeting and vote as proxies. If you wish to appoint two proxies please either photocopy the proxy form or telephone Mr Rob Orr on (08) 9358 5011 to obtain a second form. Both forms should be completed with the nominated percentage of your voting rights on each form. Please return the proxy forms together.

Important Information

Deadline for Receipt of proxies To be effective, a completed proxy form together with the power of attorney (if any) under which it is signed, must be received by the Company at its registered office not less than 48 hours before the appointed time of the General Meeting ie. no later than 11.00am WST on 24 November 2004.

Destination of Completed Proxy Form Once the Proxy Form is completed and all details checked by you, the form is to be sent or delivered to the Company's registered office at Level 32, Exchange Plaza, 2 The Esplanade, Perth WA 6000 or sent by facsimile to the registered office on (08) 9358 5022.

For Further Information If you need any further information about this form or attendance at the Company's General Meeting, please contact Mr Rob Orr, Company Secretary on (08) 9358 5011.


Sciences

QRSciences Holdings Limited
ABN 27 009 259 876

Appointment of Corporate Representative
Section 250D of the Corporations Act 2001

This is to certify that by a resolution of the Directors of:

....

(Company),
Insert name of shareholder company

the Company has appointed:

....
Insert name of corporate representative

in accordance with the provisions of section 250D of the Corporations Act 2001, to act as the body corporate representative of that company at the meeting of the members of QRSciences Holdings Limited to be held on 26 November 2004 and at any adjournments of that meeting.

DATED ....

Executed by the Company)
in accordance with its constituent)
documents

....	....
Signed by authorised representative	Signed by authorised representative
....	....
Name of authorised representative (print)	Name of authorised representative (print)
....	....
Position of authorised representative (print)	Position of authorised representative (print)

INSTRUCTIONS FOR COMPLETION

1. Insert name of appointor Company and the name or position of the appointee (eg "John Smith" or "each director of the Company").
2. Execute the Certificate following the procedure required by your Constitution or other constituent documents.
3. Print the name and position (eg director) of each company officer who signs this Certificate on behalf of the company.
4. Insert the date of execution where indicated.
5. Send or deliver the Certificate to QRSciences Holdings Limited's registered office at Level 32, Exchange Plaza, 2 The Esplanade, Perth WA 6000, or fax the Certificate to the registered office at (08) 9358 5022.

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 27/10/04
Document Ref : 185
Release Time: Immediate
Subject: QRSciences Holdings takeover bid

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com


QRSciences
Holdings Limited

27 October 2004

OFF-MARKET TAKEOVER BID QR SCIENCES LIMITED

QRSciences Holdings Limited (ASX:**QRS**) ("**Holdings**") announces its intention to make a takeover offer for all of the remaining issued fully paid ordinary shares in QR Sciences Limited ("**QRL**") not currently owned by Holdings.

Under the terms of the takeover offer, QRL shareholders will be offered 5 preference shares plus 1 listed option in Holdings for every two fully paid ordinary shares in QRL.

Mr. Kevin Russeth, Chairman and CEO of QRL parent company Holdings stated: "Our offer creates a window of opportunity for QRL shareholders to exchange their illiquid shares for preference shares in Holdings which will convert into fully paid ordinary shares and become listed on ASX and to participate directly in the future growth of Holdings".

"The close relationship between the two companies, with QRL dependent on Holdings for financial support and management, suggests that the consolidation of the two companies would be a better outcome for all shareholders," he added.

Mr. Justin Hollyock, an independent director of QRL noted, "one unified company is by far and away the most desired outcome for everyone," but cautioned that, "despite the benefits of merging the entities together, shareholders should 'await the Target Statement' and speak to their financial advisers to make sure they make an informed decision".

Mr. Hollyock has appointed Gadens Lawyers to provide legal advice to QRL during the bid.

Support for the Bid

SecQR Limited ("**SecQR**"), an 18% shareholder of QRL, has indicated to Holdings its current intention, in the absence of a higher offer and subject to shareholder approval, is to accept the bid from Holdings.

With SecQR acceptance of the bid, Holdings would own approximately 79% of the ordinary shares of QRL.

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com

Nature of the Bid

Holdings will offer 5 new preference shares plus one option for every 2 fully paid ordinary shares in QRL (**"QRL Shares"**).

The preference shares to be issued to each accepting QRL shareholder will be comprised equally of A and B Preference Shares (**"Preference Shares"**), with fractional entitlements of shareholders to be rounded up.

The Preference Shares will convert into fully paid ordinary shares in Holdings (**"Holdings Shares"**) on a one for one basis. The terms of the Preference Shares are summarised below.

No application will be made for official quotation of the Preference Shares on ASX.

The option will be exercisable into one Holdings Share at 40 cents on or before 12 January 2006 (**"Holdings Option"**). Application for quotation of the Holdings Option on ASX will be made on issue.

Holdings is not making an offer for outstanding options in QRL.

Further Information

If Holdings achieves 100% acceptance for its offer, Holdings will issue in total approximately 29,980,000 Preference Shares (converting into the same number of Holdings Shares) taking its issued share capital to approximately 220,500,000 fully paid ordinary shares.

Holdings will also issue approximately 11,990,822 Holdings Options with respect to the offer.

QRL has recently adopted an employee share plan (**"Plan"**) and stated its intention to issue QRL Shares under that Plan. Should the offer by Holdings be successful, then to the extent that QRL has determined to, but not issued, shares to directors and employees under the terms of the Plan, Holdings will include those directors and employees under the terms of a Holdings employee share plan.

Conditions

The takeover offers will be conditional upon a minimum 90% acceptance level by QRL shareholders and other bid conditions as detailed in this announcement.

Terms of the Preference Shares

A and B Preference Shares will have the same rights except that:

- A Preference Shares automatically convert into Holdings Shares on a one for one basis 12 months after the date of issue; and
- B Preference Shares automatically convert into Holdings Shares on a one for one basis 24 months after the date of issue.

Early conversion will not be permitted.

Upon conversion of the A and B Preference Shares into Holding Shares, Holdings will make application for quotation of those shares on ASX.

The principal terms of the A and B Preference Shares are summarised below:

(a) the issue price of the Preference Shares is $0.28 each;

(b) the Preference Shares will be entitled to a non-cumulative dividend in each year that Holdings declares a dividend, equal to 10% per annum on the issue price of the Preference Share, calculated on 30 June and payable within 14 days thereafter (Holdings currently does not intend to declare a dividend during the period of issue of the Preference Shares);

(c) the Preference Shares will be non-transferable (other than with the consent of Holdings) and non-redeemable;

(d) Preference Shares may vote:

  (i) whilst a dividend (or part thereof) in respect of the share is in arrears;

  (ii) on a proposal to reduce the Holding's share capital;

  (iii) to approve the terms of a buy back agreement;

  (iv) on a proposal to affect the rights attached to the Preference Share;

  (v) on a proposal to wind up Holdings;

  (vi) on a proposal for the disposal of the whole of Holding's property, business and undertaking; and

  (vii) during Holding's winding up.

(e) the Preference Shares will have a priority right to repayment in cash of capital paid or deemed to be paid on the shares. Preference Shares have no further rights to participate in the assets or profits of Holdings;

(f) the Preference Shares have no rights to participate in cash or bonus issues by Holdings before conversion of the Preference Shares.

Process and Timetable

The offers will be made via an off-market takeover bid. The takeover documentation will be dispatched to QRL shareholders in the near future.

It is anticipated that the offer will remain open until Monday January 31, 2005.

Holdings' shareholding in QRL

Holdings currently holds QRL Shares representing 61% of the issued shares in that company. Holdings also holds 5,900,000 options to subscribe for QRL Shares, representing 62% of the options on issue in QRL.

In addition, Holdings has lent QRL approximately $7,700,000 which is partially secured over the assets of QRL.

Holdings' primary focus is to actively fund and manage its investment in QRL.

About QRL

QRL is a physical sciences research and development company headquartered in Perth, Western Australia. QRL is concentrating on commercial applications based on Quadrupole Resonance ("**QR**"), an advanced technology that uses radio waves to inspect and identify materials by their unique molecular characteristics and QR signature. QR can detect and analyse a range of materials including explosives, narcotics, pharmaceuticals and a range of other crystalline structures.

QRL's first prototype, the T3000, is an explosives screening device which was tested successfully as an "Advanced Technology Explosive Detection System" by the Transportation Security Administration, an agency of the U.S. Department of Homeland Security. The T3000 has been enhanced over the past two years and evolved into the T3-QCP which is QRL's first commercial product. QRL has commenced sales and expects further revenue from the T3-QCP in 2005 and beyond.

QRL is in a continuing relationship with the U.S. Department of Homeland Security through a Cooperative Research and Development Agreement that was entered into in early 2002. The purpose of the agreement is to assist QRL to improve and optimize the performance of its explosives detection technology, and to promote and strengthen aviation security.

QRL has lodged 14 patent applications and continues to build on its large intellectual property portfolio. QRL is in advanced discussions in relation to cross-licensing QRL's patent portfolio. QRL is also in discussions with other companies, universities and domestic and international government departments that have an interest in the technology.

Summary of Bid Conditions

The offer to be made by Holdings for QRL Shares will be subject to a number of conditions, full particulars of which will be set out in the documentation to be sent to QRL shareholders. Those conditions will include:

1. The offer by Holdings being recommended and supported by all of the directors of QRL.

2. Before the close of the bid period, Holdings has acquired a relevant interest in at least 90% of QRL Shares currently on issue.

3. Holdings being able to proceed to compulsory acquire all QRL shares outstanding at the close of the bid period.

4. Holdings obtaining all shareholder approvals necessary (whether under the Corporations Act, the Listing Rules, its Constitution or otherwise) in order to

implement the bid and issue the Preference Shares and to attend to any other matters referred to in this announcement.

5. ASX granting official quotation of Holdings Options to be issued under the bid no later than 7 days after the end of the bid period.

6. None of the events listed in section 652C of the Corporations Act occurring before the close of the bid period. This includes the issue of shares or options (or agreements to issue) by QRL outside of the employee share plan.

7. No material adverse change in the structure, business, assets, liabilities, financial or trading position, profitability or prospects of QRL or the status or terms of any arrangements entered into by QRL occurring before the close of the bid period.

8. No material acquisitions, disposals or other transactions or change in circumstance occurring before the close of the bid period which is likely to have a material change in the manner in which QRL conducts its business or is likely to affect any material asset owned by QRL.

9. The weighted average price of Holdings Shares as traded on ASX over a 5 trading day period not exceeding $0.37 per Holdings Share during the bid period.

10. The ASX All-Ordinaries Index not declining to 3,000 or below during the bid period.

Further Information

Further information on QRL and the QR technology can be obtained from the QRL web-site on *www.QRsciences.com*

For further information on Holdings and the bid generally please contact the Company or visit the website on www.qrsholdings.com

Yours faithfully,

Kevin Russeth
Chairman

****



By Facsimile: 9221 2020

Christine Panetta
Senior Companies Advisor
Australian Stock Exchange
Level 8,Exchange Centre
2 The Esplanade Perth WA 6000

27 October 2004

QRSciences Holdings Limited (ASX: QRS)
TRADING HALT PENDING ANNOUNCEMENT

QRSciences Holdings Limited (ASX: QRS) requests that trading in its securities halt effective immediately pending an announcement to the market.

Should you have any queries, please contact Mr Rob Orr, Company Secretary, (08) 9358 5011.

Rob Orr.

Rob Orr
Company Secretary


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

27 October 2004

QRSciences Holdings Limited

TRADING HALT

The securities of QRSciences Holdings Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Friday, 29 October 2004 or when the announcement is released to the market.

Security Code: QRS
QRSO
QRSOA

Jill Hewitt
Companies Adviser

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 14/10/04
Document Ref : 183
Release Time: Immediate
Subject: QRSciences Holdings shares to trade in U.S.

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com


QRSciences
Holdings Limited

14'th October 2004

QRSciences Holdings shares to trade in the U.S.

PERTH, Thursday, 14th October 2004 - QR Sciences Holdings Limited (QRS:ASX), the controlling entity of QRSciences Limited, a leader in the development of Quadrupole Resonance (QR) based advanced explosive detection systems, today announces that it will be entering the US financial markets with Level 1 American Depository Receipts "ADR's" - a mechanism that will facilitate the trade of QRS shares on the US over-the-counter market. The offer of ADR's in the United States will enable international institutions and individuals to invest directly in one of only a few Australian stocks focused on the Homeland Security market. The move will create more visibility in the U.S. capital markets and will assist the company in getting broader coverage across the U.S. investment community in general.

"This will significantly boost our profile in the U.S. by providing access to a much larger group of investors and financial professionals allowing them the opportunity to invest directly in our company via their local brokers," comments Kevin Russeth, Chief Executive Officer, QRSciences Holdings Limited. "This is particularly important due to the bulk of QRSciences customer base being U.S. resident and our increasing corporate profile in America," he continued. "The move will add value for our shareholders in Australia and create an easy way for investors around the world to take an investment position in our company," he added. "While not a primary listing, this marks the first step in achieving such a goal. We consider this move to be another important milestone that will markedly improve our visibility in the U.S. and we look forward to the ADR program launching before the end of the year," he concluded.

ADR's are negotiable US securities that generally represent a non-US company's publicly traded equity. ADR's trade just like any United States over-the-counter security alleviating certain obstacles associated with foreign investors investing directly in the home markets of non-U.S. companies. With almost two thousand schemes and $630 billion traded in 2003, depository receipts have proven to be a preferred mechanism for U.S. investors to trade in non-US based shares. The premier institution managing these programs is the Bank of New York (BONY), which will act as QRSciences' depository bank. The Depository Receipts will initially be traded in the over-the-counter (OTC) bulletin board market in the U.S. with the potential to move to NASDAQ as the business matures and company's profile grows.

"We have been in discussions with and working to create this opportunity for QRSciences for over five years and are looking forward to seeing the securities trade in the U.S.", said Barry Driscoll, Head of Issues Services for Bank of New York.

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com

About QRSciences Limited

QRSciences Limited based in Perth, Western Australia is a designer, developer and direct manufacturer of systems, sub-systems, components and software for security related applications. The company is a world leader in Quadrupole Resonance (QR) applications a next generation technology that uses radio frequency spectroscopy techniques to identify and detect a range of materials. QR is closely related to Magnetic Resonance Imaging (MRI), which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information on QRSciences Limited, please visit www.qrsciences.com

About Bank of New York

The Bank of New York Company, Inc. (NYSE: BK) is a global leader in securities servicing for issuers, investors and financial intermediaries. The Company plays an integral role in the infrastructure of the capital markets, servicing securities in more than 100 markets worldwide. The Company provides quality solutions through leading technology for global corporations, financial institutions, asset managers, governments, non-profit organizations, and individuals. Its principal subsidiary, The Bank of New York, founded in 1784, is the oldest bank in the United States and has a distinguished history of serving clients around the world through its five primary businesses: Securities Servicing and Global Payment Services, Private Client Services and Asset Management, Corporate Banking, Global Market Services, and Retail Banking.

For more information about the Bank of New York Inc and its depository receipt business, please visit www.bankofny.com

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 01/10/04
Document Ref : 182
Release Time: Immediate
Title: Appendix 3B

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QRSCIENCES HOLDINGS LIMITED

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	85,000 Fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	20 cents for fully paid ordinary shares upon exercise of options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 20 cent options to acquire fully paid ordinary shares
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 October 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	177,744,611	Fully paid ordinary shares
		21,675,000	20 cent options 12 January 2005 expiry
		26,610,923	40 cent options 12 January 2006 expiry

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,822,665	Fully paid ordinary shares
		2,909,533	40 cent options 12 January 2006 expiry
		3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale	

+ See chapter 19 for defined terms.

through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☒ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☒ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☒ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Rob ORR.

Sign here: (Company Secretary) Date: 01/10/04

Print name: Rob Orr

+ See chapter 19 for defined terms.


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 17/09/04
Document Ref : 180
Release Time: Immediate
Subject: QRSCIENCES SECTION 708A(5) NOTICE


QRSciences
Holdings Limited

Christine Panetta
Senior Companies Advisor
Australian Stock Exchange
Level 8,Exchange Centre
2 The Esplanade Perth WA 6000

Notice given under Section 708A(5) of the Corporations Act

This notice is given by the Company under section 708A(5)(e) of the Corporations Act in relation to an issue of fully paid ordinary shares and options to acquire fully paid ordinary shares by the Company without disclosure to investors under Part 6D.2 of the Corporations Act.

As at the date of this notice, the Company has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

The Company confirms that, as at the date of this notice, there is no information that:

(a) has been excluded from a continuous disclosure notice given to ASX in accordance with the ASX Listing Rules; and

(b) investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

  (i) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; and

  (ii) the rights and liabilities attaching to fully paid ordinary shares,

to the extent to which it would be reasonable for investors and their professional advisers to expect to find such information in a disclosure document.

Dated: 17 September 2004

Kevin Russeth
Chairman
QRSciences Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 17/09/04
Document Ref : 179
Release Time: Immediate
Title: Appendix 3B

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QRSCIENCES HOLDINGS LIMITED

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares. Options to acquire fully paid ordinary shares at 40 cents expiry 12 Jan 2006.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	21,865,740 Fully paid ordinary shares 10,857,870 Options to acquire fully paid ordinary shares at 40 cents expiry 12 Jan 2006
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares Options to acquire fully paid ordinary shares, exercise price 40 cents, expiry date 12 Jan 2006

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	27 cents for fully paid ordinary shares nil cents for options to acquire fully paid shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working Capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 September 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
177,659,611	Fully paid ordinary shares
21,760,000	20 cent options 12 January 2005 expiry
26,610,923	40 cent options 12 January 2006 expiry

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,822,665	Fully paid ordinary shares
		2,909,533	40 cent options 12 January 2006 expiry
		3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale	

+ See chapter 19 for defined terms.

through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☒ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☒ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [x] Cheque attached
- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Rob Orr.

Sign here: (Company Secretary) Date: 17/9/04

Print name: Rob Orr

+ See chapter 19 for defined terms.

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 15/09/04
Document Ref : 178
Release Time: Immediate
Subject: QRSciences employee share plan

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com


Sciences
Holdings Limited

15 September 2004

QRSciences to establish Employee Share Plans

Perth, 15th September 2004 – QRSciences Holdings Limited (QRS) and QRSciences Limited ("QRSciences"), a world leader in advanced explosive detection, today announced the intention to establish Employee Share Plans to help retain key staff and attract new staff as QRSciences continues its push to commercialisation in the global market place.

"For some time now fund managers and analysts have been asking about QRScience's strategy in relation to securing key employees and providing them with an ongoing incentive to continue to achieve consistent high levels of performance", says Kevin Russeth, Chief Executive Officer, QRSciences. "We have previously foreshadowed our intention to implement Employee Share Plans and are confident that the proposed plans will adequately address this issue which is becoming increasingly important as we expand our presence in the highly competitive US market."

Both companies intend to seek the approval of shareholders for the implementation of separate Employee Share Plans and the issue of shares to specific key employees. Full details of the proposed plans will be made available in the near future.

"In broad terms, both plans will give each company the ability to issue shares to staff with a restriction on their ability to sell those shares over a specified period of time thereby aligning their long term interests with those of the company", says Mr Russeth.

About QRSciences Limited

QRSciences Limited based in Perth, Western Australia is a designer, developer and direct manufacturer of systems, sub-systems, components and software for security related applications. The company is a world leader in Quadrupole Resonance (QR) applications a next generation technology that uses radio frequency spectroscopy techniques to identify and detect a range of materials. QR is closely related to Magnetic Resonance Imaging (MRI), which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

QRSciences Holdings Limited (QRS:ASX) own 61% of QRSciences Limited.

For more information on QRSciences Limited, please visit www.qrsciences.com.

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 10/09/04
Document Ref : 177
Release Time: Immediate
Subject: QRSciences placement oversubscribed

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com


QRSciences
Holdings Limited

10 September 2004

QRSciences placement oversubscribed

QRSciences Holdings Limited (ASX:QRS) announced today that it raised approximately 5 million dollars via an oversubscribed placement at 27 cents per ordinary share with a one for two free attaching 40 cent option expiring 12 January 2006. The shares and options were placed with sophisticated and professional investors. The Company will use the funds for ongoing working capital

The placement was managed by Emerging Growth Capital Pty Limited in Sydney.

About QRSciences Limited

QRSciences Limited is based in Perth, Western Australia and specialises in commercially focused physical sciences R&D. The company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to identify and detect molecular structures.

QR is closely related to Magnetic Resonance Imaging (MRI) which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, lab instrumentation and environmental science applications.

QRSciences Holdings Limited owns 61% of QRSciences Limited.

For further information, please contact:

QRSciences Holdings Limited
Tel: 08 9358 5011
Email: info@qrsholdings.com.
Visit: www.qrsciences.com and www.qrsholdings.com

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

8 September 2004

QRSciences Holdings Limited

TRADING HALT

The securities of QRSciences Holdings Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 13 September 2004 or when the announcement is released to the market.

Security Code: QRS

Anthony Walsh
Assistant Manager Companies


Sciences
Holdings Limited

By Facsimile: 9221 2020

Christine Panetta
Senior Companies Advisor
Australian Stock Exchange
Level 6,Exchange Centre
2 The Esplanade Perth WA 6000

08 September 2004

QRSciences Holdings Limited (ASX: QRS)
TRADING HALT PENDING ANNOUNCEMENT

QRSciences Holdings Limited (ASX: QRS) requests that trading in its securities halt effective immediately pending an announcement to the market.

Should you have any queries, please contact Mr Rob Orr, Company Secretary, (08) 9358 5011.

Rob Orr.

Rob Orr
Company Secretary


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 8/09/04
Document Ref : 175
Release Time: Immediate
Subject: QRSCIENCES SHAREHOLDER MEETING RESULTS



Australian Stock Exchange
Company Announcement Office

08 September 2004

QRSciences Holdings Limited (ASX: QRS)

Dear Sir or Madam

The Board of Directors of QRSciences Holdings Limited ("Company") is pleased to announce that all resolutions put to the Company's members at the General Meeting held 8 September 2004 were carried on a show of hands.

In accordance with Section251AA of the Corporations Act 2001, the Company advises that it received proxy votes representing 21,549,429 shares. These were voted on as set out below.

Proxy Voting Summary

Resolution		For	Against	Abstain	Proxy
1 a)	Election of Director – Simon Bedford	4,272,801			17,276,628
1 b)	Election of Director – Gary Pennefather	4,272,801			17,276,628
2	Ratification previous Share Issues	4,162,303	30,000		17,357,128
3	QRS Share Issue – General	4,060,304	67,000		17,382,128

Should you have any queries, please contact Mr Rob Orr, Company Secretary, (08) 9358 5011.

Rob Orr.

Rob Orr
Company Secretary


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 30/08/04
Document Ref : 174
Release Time: Immediate
Subject: QRSCIENCES ANNOUNCES FURTHER EQUIPMENT SALES


QRSciences
Holdings Limited

News Release

QRSciences announces further equipment sales

PERTH, Monday 30th AUGUST 2004 - QRSciences Limited (QRS), the world leader in the development of Nuclear Quadrupole Resonance (NQR) based advanced explosive detection systems, today announces that it has sold another of its state-of-the-art explosive detection devices in the Australian marketplace.

Sydney based Advanced Security Systems has purchased the QRSciences T3-QCP device.

"Doing business with Advanced Security Systems, one of the more forward thinking specialists in the security field here in Australia and New Zealand can only help our local profile," comments Kevin Russeth, Chief Executive Officer, QRSciences Limited. "Advanced Security Systems have clearly recognised that our NQR technology offers a significant enhancement in explosive detection and the association will undoubtedly lead to a further marked improvement in security services in this region."

The company is expected to find a ready market for QR technology amongst a client base requiring state-of-the-art next generation explosive and other contraband detection capability.

"The QRSciences T3-QCP is a state of the art detection device which covers some gaping holes that exist in the security market," says Sam Rahim, Managing Director of Advanced. "We are also excited about some other product ideas that QRSciences are developing that extend beyond explosive detection and cover a range of other substances that our customers have an interest in locating."

Advanced has offices in Sydney, Melbourne, and Brisbane and a subsidiary Advanced Building Systems in Canberra. The T3-QCP device purchased will be deployed in Canberra ACT.

"The QR technique harnesses harmless and relatively low frequency radio waves and uses QRSciences proprietary software and hardware to identify the chemical structure or unique fingerprint of specific molecules," adds Mr Russeth. "QRS testing has shown the technique can be as accurate as laboratory spectroscopy in identifying the presence of some explosive

materials known to have been used in airline bombings and terrorist attacks in the past."

QR Sciences technology has been successfully tested by the US Transportation Security Administration (TSA) as an Advanced Technology "AT" explosive detection system. The technology has also been extensively trialled and tested over the past four years by authorities, regulators and airports in the United States, Canada, European Union including the United Kingdom and Australia.

About QRSciences Limited

QRSciences Limited based in Perth, Western Australia is a designer, developer and direct manufacturer of systems, sub-systems, components and software for security related applications. The company is a world leader in Quadrupole Resonance (QR) applications a next generation technology that uses radio frequency spectroscopy techniques to identify and detect a range of materials. QR is closely related to Magnetic Resonance Imaging (MRI), which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information about QRSciences Limited please visit www.qrsciences.com.

About Advanced Security Systems

Advanced Security Systems is a specialist in providing fully customised, turnkey security solutions. As a wholly owned Australian company, established in 1982, they have more than 20 years hands-on industry experience, installing and implementing the highest quality security management systems in the world. The company's area of expertise includes security surveillance, access control, closed-circuit television and communications networks. Advanced Security System's customers include the NSW Department of Corrective Services, Parliament House, Australian Customs Service, the NSW Roads and Traffic Authority and many state and federal government agencies in addition to numerous commercial customers.

For more information about Advanced Security Systems, its systems and capabilities, please visit www.advanced.com.au.


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 30/08/04
Document Ref : 173
Release Time: Immediate
Subject: QRSCIENCES PRELIMINARY FINAL REPORT APPENDIX 4E

Appendix 4E

Preliminary final report

Name of entity

QRSciences Holdings Limited

ABN

26 009 259 876

Financial year ended

30 June 2004

Results for announcement to the market

				$A'000
Revenues from ordinary activities	up	79%	to	612
Loss from ordinary activities after tax attributable to members	down	15%	to	(1,990)
Net Loss for the period attributable to members	down	15%	to	(1,990)

Dividends	Amount per security	Franked amount per security
Final dividend Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil

Record date for determining entitlements to the dividend. N/A

Consolidated Statement of Financial Performance

	2004 $'000	2003 $'000
Revenues from ordinary activities	612	342
Gain relating to acquisition of interest in controlled entity	1,446	-
Expenses from ordinary activities	(6,258)	(4,005)
Borrowing costs		
Profit (loss) from ordinary activities before tax	**(4,200)**	**(3,663)**
Income tax on ordinary activities	-	-
Profit (loss) from ordinary activities after tax	**(4,200)**	**(3,663)**
Profit (loss) from extraordinary items after tax	-	-
Net profit (loss)	**(4,200)**	**(3,663)**
Net profit (loss) attributable to outside equity interests	**(2,210)**	**(1,308)**
Net profit (loss) for the period attributable to members	**(1,990)**	**(2,355)**
Total changes in equity not resulting from transactions with owners as owners	**(1,990)**	**(2,355)**

Consolidated Statement of Financial Position

	2004 $'000	2003 $'000
Current assets		
Cash	2,704	4,221
Other	536	43
Total current assets	**3,240**	**4,264**
Non-current assets		
Receivables	-	-
Investments	528	528
Intellectual Property	29,538	29,538
Other property, plant and equipment (net)	313	339
Total non-current assets	**30,379**	**30,405**
Total assets	**33,619**	**34,669**
Current liabilities		
Payables	1,154	1,616
Provisions	216	187
Interest bearing liabilities	-	3,818
Total current liabilities	**1,370**	**5,621**
Non-current liabilities		
Other	-	-
Total non-current liabilities	-	-
Total liabilities	**1,370**	**5,621**
Net assets	**32,249**	**29,048**
Equity		
Capital/contributed equity	30,021	20,681
Retained profits (accumulated losses)	(6,319)	(4,329)
Equity attributable to members of the parent entity	**23,702**	**16,352**
Outside equity interests in controlled entities	8,547	12,696
Total equity	**32,249**	**29,048**

Consolidated Statement of Cash Flows

	2004 $'000	2003 $'000
Cash flows related to operating activities		
Receipts from customers	41	318
Payments to suppliers and employees	(5,488)	(4,028)
Interest and other items of similar nature received	50	23
Interest and other costs of finance paid	(2)	(1)
Other	-	-
Net operating cash flows	**(5,399)**	**(3,688)**
Cash flows related to investing activities		
Payment for purchases of property, plant and equipment	(109)	(31)
Payment for purchases of equity investments	-	(100)
Loans to other entities	-	(1,090)
Loans repaid by other entities	-	-
Other	-	-
Net investing cash flows	**(109)**	**(1,221)**
Cash flows related to financing activities		
Proceeds from issues of securities (shares, options, etc.)	7,791	4,860
Proceeds from borrowings	(3,800)	3,800
Other	-	-
Net financing cash flows	**3,991**	**8,660**
Net increase (decrease) in cash held	(1,517)	3,751
Cash at beginning of period	4,221	420
Consolidation adjustments	-	50
Cash at end of period	**2,704**	**4,221**

Dividends

No dividend has been declared and no dividend payment has been made during this year.

Dividend Reinvestment Plan

There is no dividend re-investment plan in operation.

Ratios

Earnings per security (EPS)	2004 $'000	2003 $'000
Basic EPS	($0.01)	($0.04)
Diluted EPS	($0.01)	($0.03)

Net Tangible Asset backing	2004 $'000	2003 $'000
Net tangible asset backing per ordinary security	$0.02	$0.00

Notes to the Consolidated Statement of Financial Performance

Revenue and expenses from ordinary activities

	2004 $'000	2003 $'000
Revenue from ordinary activities		
Revenue from services and goods	514	318
other	48	-
Interest revenue	50	-
		24
Total	612	342
Expenses		
ASX/ASIC/Share registry	106	136
Inventories purchased	266	140
Directors fees	212	109
Employee benefits expense	2,485	1,333
Rental expenses	120	107
Consulting	453	436
Travel	215	139
Insurance	63	44
Legal expense	593	698
License Fee	1,000	415
Patent costs	90	131
Other expenses	520	248
Depreciation and amortisation excluding amortisation of intangibles	135	69
Total	6,258	4,005

Notes to the Consolidated Statement of Financial Position

Consolidated retained profits

	2004 $'000	2003 $'000
Retained profits (accumulated losses) at the beginning of the financial period	(4,329)	(1,974)
Net loss attributable to members	(1,990)	(2,355)
Dividends and other equity distributions paid or payable	-	-
Retained profits (accumulated losses) at end of financial period	**(6,319)**	**(4,329)**

Reconciliation of net cash provided by operating activities to operating profit after income tax

	2004 $'000	2003 $'000
Operating loss after income tax	(4,200)	(3,663)
		-
Depreciation	135	68
License fee paid in shares	1,000	-
Gain on consolidation	(1,446)	-
Increase /(Decrease) in creditors	(479)	(152)
Increase/(Decrease) in provisions	29	46
(Increase)/Decrease in trade debtors	(438)	13
Net cash provided by operating activities	**(5,399)**	**(3,688)**

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	2004 $'000	2003 $'000
Cash on hand and at bank	2,704	4,221
Total cash at end of period	**2,704**	**4,221**

Control gained over entities having material effect

Name of entity:	N/A

Commentary on the results for the period

The Company's primary focus is to actively fund and manage its investment in QRSciences Limited ("QRSciences") as it transitions from a Research & Development Company to a commercial licensing and product development company.

Consolidated Result

The loss after tax attributable to members for the year ended 30 June 2004 of $1.99 million was down 15% on the previous year. Revenue for the period of $2 million was generated $0.6 million from sales and consulting expertise provided by QRSciences to its partners and $1.4 million gain on acquisition of interest in controlled entity.

Expenditure within the consolidated entity related to the corporate expenditure incurred within QRSciences holdings Limited and expenditure within QRSciences Limited in maintaining the staff and overhead associated with the Research and Development facility and in particular the costs of patent filing and legal and corporate expense associated with several contracts to license QRSciences technology.

Statement of Financial Position, Cash Flow

The Comp any continued to consolidat e of QRSciences Limited. The acquisition of the investment in QRSciences Limited was reflected at a cost of $29 million. This cost reflects the value of the intellectual property associated with the acquisition of QRSciences Limited.

During the year QRSciences Holdings Limited raised approximately $3.99 million from equity issues. These funds were used largely to provide working capital to QRSciences Limited via a loan secured over the intellectual property of QRSciences Limited. In addition to equity issues QRSciences Holdings Limited converted to equity the Convertible Loan Note Facility of $3.8 million held by private investors.

Investment in QRSciences

QRSciences is a research and development company headquartered in Western Australia. The Company is concentrating on commercialising applications that it has developed using Quadrupole Resonance (QR). QR is a powerful substance detection technology that can probe a target and identify certain molecular structures through their unique QR signatures. QR can detect a range of explosives and has potential applications in the detection of narcotics, biochemical agents and pharmaceuticals.

In the Financial year ended 30 June 2004 QRSciences has continued to progress its business model. In November 2003, the QRSciences Limited entered into a licensing agreement with L-3 Communications Security Systems Corporation, a subsidiary of L-3 Communications Inc (NYSE:LLL) one of the largest security screeners in the world. Under this licensing agreement, QRSciences will assist with the integration of its innovative Quadrupole Resonance based explosive detection technology into L-3's existing line of screening product.

QRSciences has lodged several patents over inventions and has secured a worldwide license over another significant patent portfolio in our field. In addition QRSciences is undertaking discussions in relation to cross-licensing the Company's QR patents.

QRSciences is also in discussions with other interested Companies, Universities and Domestic and International Governmental Departments to develop various applications for the technology.

The Company participated in an entitlements issue in QRSciences Limited lifting its shareholding. The Company increased its shareholding by 3% creep in July 2003 and again in January 2004. The Company's current shareholding in QRSciences Limited is approximately 61%.

QRSciences announced that it has entered into a formal consulting agreement with one of the early pioneers and developers of QR.

Professor John Smith's NQR Consultancy through Kings College London have been practicing QR techniques for the better part of 30 years and were responsible for groundbreaking discoveries and the creation of core

intellectual property in the field. The King's team led by Professor Smith co-authored and developed all of the patents licensed to QRSciences through BTG International Limited (BGC:LSX).

Events Subsequent to Reporting Date

Since the end of the Financial Year, the Consolidated entity has:

QRSciences Holdings Limited extended its secured loan facility to its 61% owned subsidiary QRSciences by a further A$1 million. The date for the repayment of the facility has also been extended by 6 months. The terms of the facility otherwise remain the same.

QRSciences, has entered into a Memorandum of Understanding (MOU) with the Chinese Institute of Atomic Energy (CIAE) to assist with the development of security screening systems for the 2008 Olympic Games to be held in Beijing. The MOU sets the groundwork for the negotiation of a detailed agreement for the integration of QR based explosive detection into the overall security regime for the Beijing Olympics. The parties also intend to explore the potential for broader use of the QR technology in other security applications throughout China.

QRSciences, has entered into a formal agreement with Los Angeles based Rapiscan Security Products (U.S.A) Inc., which will see the latter company purchase two additional state-of-the-art Nuclear Quadrupole Resonance (NQR) devices.

Under the terms of this agreement, QRSciences will provide two more NQR units to Rapiscan for integration with Rapiscan's Threat Image Projection (TIP) ready X-ray (TRX) machines, which are used in airports and other locations around the world for the detection of weapons and other contraband. In addition, QRSciences will provide technical assistance to Rapiscan to accomplish the integration.

Annual meeting

The annual meeting will be held as follows:

Place	To be advised
Date	To be advised
Time	To be advised
Approximate date the annual report will be available	15 October 2004

Compliance statement

This report is based on accounts which have not yet been audited. The audit is currently being completed and the audit report will be available with the Company's annual report.

Rob Orr.

Sign here: (Company Secretary) Date: 30 August 2004

Print name: Rob Orr


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 24/08/04
Document Ref : 172
Release Time: Immediate
Subject: QRSCIENCES AND RAPISCAN TEAM UP


QRSciences
Holdings Limited

News Release

QRSciences and Rapiscan team up to deliver a next generation checkpoint screening solution

PERTH, TUESDAY 24th AUGUST 2004 - QRSciences Limited (QRS), a world leader in the development of Nuclear Quadrupole Resonance (NQR) based advanced explosive detection systems, has entered into a formal agreement with Los Angeles based Rapiscan Security Products (U.S.A) Inc., which will see the latter company purchase two additional state-of-the-art NQR devices.

Under the terms of this agreement, QRSciences will provide two more NQR units to Rapiscan for integration with Rapiscan's Threat Image Projection (TIP) ready X-ray (TRX) machines, which are used in airports and other locations around the world for the detection of weapons and other contraband. In addition, QRSciences will provide technical assistance to Rapiscan to accomplish the integration.

"We are delighted to assist Rapiscan in this important project and have been working closely with them during the past six months in anticipation of this," commented Kevin Russeth, Chief Executive Officer, QRSciences Limited. "We expect the combination of both NQR and TRX technologies to result in the eventual deployment of one of the most advanced and accurate checkpoint screening solutions available in the security marketplace."

"QRSciences has developed this cutting edge technology to the extent that it now complements several products in the Rapiscan range. In combining NQR with our range of X-ray devices in particular, we hope to deliver a number of products that will set the bar at a new level for checkpoint and checked baggage screening," adds Rapiscan Chairman Deepak Chopra.

Rapiscan currently has an installed base in excess of 1,000 TRX machines at U.S. airports alone, and more than 10,000 X-ray systems worldwide. Some 50,000 pieces of X-ray, manufactured by Rapiscan and other companies, are in use worldwide.

"The QR technique harnesses harmless and relatively low frequency radio waves using QRSciences proprietary software and hardware to identify the chemical

structure or unique fingerprint of specific molecules," explains Mr Russeth. "QRS testing has shown the technique can be as accurate as laboratory spectroscopy in identifying the presence of some explosive materials known to have been used in airline bombings and terrorist attacks in the past."

QR Sciences technology has been successfully tested by the US Transportation Security Administration (TSA) as an AT "Advanced Technology" explosive detection system. The technology has also been extensively trialled and tested over the past four years by authorities, regulators and airports in the United States, Canada, European Union including the United Kingdom and Australia.

About QRSciences Limited

QRSciences Limited based in Perth, Western Australia is a designer, developer and direct manufacturer of systems, sub-systems, components and software for security related applications. The company is a world leader in Quadrupole Resonance (QR) applications a next generation technology that uses radio frequency spectroscopy techniques to identify and detect a range of materials. QR is closely related to Magnetic Resonance Imaging (MRI), which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

QRSciences Holdings Limited (QRS:ASX) own 61% of QRSciences Limited.

For more information on QRSciences Limited, please visit www.qrsciences.com.

About Rapiscan Security Products, Inc.

Rapiscan Security Products, Inc. is a leading supplier of high quality X-ray screening and explosive detection systems. The company has delivered thousands of these detection systems to customers worldwide for use in airports, customs facilities, courthouses, government buildings, mail rooms, schools, prisons, embassies, and other locations. The Rapiscan product line, marketed under the Rapiscan, Metor, and Secure 1000 brand names, is manufactured at four global locations and offers a wide range of security screening systems with diverse technologies.

For more information on Rapiscan Security Products, Inc., please visit www.rapiscan.com.

USA Disclaimer

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the

Securities Exchange Act of 1934, as amended. Such statements include information regarding our expectations, goals or intentions about the future, including, but not limited to, statements regarding the purchase, further development and sale of security related equipment. The actual results may differ materially from those described in or implied by any forward-looking statement. In particular, there can be no assurance that that growing interest in security and inspection systems will materialize in product sales, or that our respective positions on the world market will continue to strengthen. All forward-looking statements speak only as of the date made, and we undertake no obligation to update these forward-looking statements.


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 16/08/04
Document Ref : 171
Release Time: Immediate
Subject: QRSCIENCES COMES TO MARKET



News Release

QRSciences come to market with practical NQR explosive detection solution

Perth, 16 August 2004 - QR Sciences Limited, a world leader in advanced explosive detection today announces that its first commercial product is now available to the market. The Company's product is a state of the art Nuclear Quadrupole Resonance (NQR) system, which scans for a range of previously difficult to detect explosives.

The NQR system comprises a functional QR assembly including coil, transmit and receive electronics, signal acquisition, signal processing and control subsystems and operates as a stand-alone unit with its own user interface. The device is suitable for integration with existing systems and new screening products currently under development.



QRSciences systems are available now for delivery. In addition to supplying equipment, the company will also derive revenue by providing customisation, integration, installation and service support.

"We are pleased to bring a practical solution to the marketplace that will significantly enhance airport screening beyond its present capability," comments Kevin Russeth, Chief Executive Officer of QRSciences Limited. "Fully integrated, this offering will expand the utility of today's X-ray systems with a complementary, highly accurate and automated explosive detection capability not available from any other similar technology."

QR is an emerging technology ideally suited to detection of a range of materials including difficult to detect explosives. The combination of QR and X-ray technology provides a security solution dealing with a breadth of threat scenarios more comprehensive than previously possible.

In excess of 50,000 X-ray systems are in use worldwide for security applications. QRSciences' solutions can add significant functionality to these systems in addition to new explosive detection solutions currently in the development phase.

"Every piece of existing equipment is a potential candidate for the technology. In addition to the unparalleled growth this sector has seen during the past two years, there is also a lot of equipment out there with the potential to add the QR solution," states Mr. Russeth.

"The QR technique harnesses harmless and relatively low frequency radio waves using QRSciences proprietary software and hardware to identify the chemical structure or unique fingerprint of specific molecules," explains Mr Russeth. "QRS testing has shown the technique can be as accurate as laboratory spectroscopy in identifying the presence of some explosive materials known to have been used in airline bombings and terrorist attacks in the past."

QR Sciences technology has been successfully tested by the US Transportation Security Administration (TSA), and determined to be an "Advanced Technology" explosive screening system. The technology has also been extensively trialled and tested over the past four years by authorities, regulators and airports in the United States, Canada, European Union including the United Kingdom and Australia.

About QRSciences Limited

QRSciences Limited based in Perth, Western Australia is a designer, developer and direct manufacturer of systems, sub-systems, components and software for security related applications. The company is a world leader in Quadrupole Resonance (QR) applications a next generation technology that uses radio

frequency spectroscopy techniques to identify and detect a range of materials. QR is closely related to Magnetic Resonance Imaging (MRI), which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

QRSciences Holdings Limited (QRS:ASX) own 61% of QRSciences Limited.

For further information, please contact:

QRSciences Holdings Limited
Tel: +61(0)8 9358-5011
Email: info@qrsholdings.com

Or visit:
www.qrsciences.com


QRSciences

Notice of General Meeting

including

Explanatory Statement

Proxy Form

Corporate Representative Form

QRSciences Holdings Limited

ABN 27 009 259 876

General Meeting to be held at
Kings Perth Hotel, Charles Room, 517 Hay Street Perth
on 8 September 2004 commencing at 9.00am WST.

These papers should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

Notice of General Meeting

A general meeting of shareholders of QRSciences Holdings Limited will be held at Kings Perth Hotel, Charles Room, 517 Hay Street Perth, Western Australia on 8 September 2004 commencing at 9.00am WST to consider and pass the following motions:

1. Election of Directors

As separate and independent ordinary resolutions:

That, for all purposes:

(a) Mr Simon Bedford, who was appointed to the Board after the last general meeting of the Company, is elected as a Director.

(b) Mr Gary Pennefather, who was appointed to the Board after the last general meeting of the Company, is elected as a Director.

2. Ratification of Previous QRSH Share Issues

As an ordinary resolution:

That, for all purposes, the Shareholders ratify the previous allotment and issue of QRSH Shares to the parties, for the purposes and on the terms set out in the Explanatory Statement.

3. Approval for QRSH Share Issue

As an ordinary resolution:

That, for all purposes, the Shareholders approve the allotment and issue of QRSH Shares to the parties, for the purposes and on the terms set out in the Explanatory Statement.

Voting Exclusions

The Company will disregard any votes cast on:

(a) resolution 2 by any person who received the QRSH Shares and their associates; and

(b) resolution 3 by any person who may participate in the proposed issue and any person whom might obtain a benefit, except a benefit solely in the capacity of a holder of QRSH Shares, if the resolution is passed,

unless cast by a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form) or a person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).

Explanatory Statement

The Explanatory Statement accompanying this Notice of General Meeting is incorporated in and comprises part of this Notice of General Meeting.

Shareholders are specifically referred to the Glossary in the Explanatory Statement which contains definitions of capitalised terms used both in this Notice of General Meeting and Explanatory Statement.



"Snap-Shot" Time

The Company is permitted to specify a time, not more than 48 hours before the meeting, at which a "snap-shot" of Shareholders will be taken for the purposes of determining Shareholder entitlements to vote at the meeting.

The Directors have determined that all Shares quoted on ASX at 5.00pm (WST) on 7 September 2004 shall, for the purposes of determining voting entitlements at the General Meeting, be taken to be held by the persons registered as Shareholders at that time.

Proxies

Please note that:

(a) a member of the Company entitled to attend and vote at the General Meeting is entitled to appoint a proxy;

(b) a proxy need not be a member of the Company; and

(c) a member of the Company entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.

The enclosed proxy form provides further details on appointing proxies and lodging proxy forms.

Corporate Representative

Any corporate Shareholder who has appointed a person to act as its corporate representative at the meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company's representative. The authority may be sent to the Company and/or registry in advance of the meeting or handed in at the meeting when registering as a corporate representative. An Appointment of a Corporate Representative form is enclosed if required.

By Order of the Board of Directors

Rob Orr.

Rob Orr
Company Secretary
QRSciences Holdings Limited

10 August 2004

Explanatory Statement

This Explanatory Statement has been prepared for the information of Shareholders in connection with business to be conducted at a general meeting to be held at Kings Perth Hotel, Charles Room, 517 Hay Street Perth on 8 September 2004 commencing at 9.00am WST.

Its purpose is to provide Shareholders with all information known to QRSciences which is material to a decision on how to vote on the motions in the accompanying Notice of General Meeting and it should be read in conjunction with the Notice of General Meeting.

Capitalised terms in this Explanatory Statement are defined in the Glossary.

1. The Motions

1.1 Election of Directors

Clause 52.2 of the Constitution requires that any Director appointed by the Board as an addition to the Board must retire at the next general meeting following his or her appointment, but is eligible for re-election at that general meeting. Listing Rule 14.4 also requires such Director to be re-elected at the next annual general meeting if not done before so.

Mr Simon Bedford

Mr Bedford joined QRSciences in January 2004 and has been appointed as Executive Director and Vice-President, Business Development. His responsibilities include US based Technical Customer Support, Government Relations, Technology Assessment and Business Development. Before joining QRSciences, Mr Bedford worked for seven years in a senior role at Quantum Magnetics in the US.

His focus at Quantum Magnetics was Quadrupole Resonance and applications related to baggage screening and landmine detection. In addition to Quadrupole Resonance expertise, Mr Bedford has experience developing and fielding novel personnel screening devices for concealed weapons detection and the application of advanced magnetic resonance technology in industrial process control.

Before Quantum Magnetics, Mr Bedford worked for 5 years at the Defence Evaluation and Research Agency (DERA), a branch of the UK Ministry of Defence.

Mr Bedford also has broad experience in Xray technology for non-destructive testing systems including diffraction and conventional linescan systems.

He studied Chemistry and Physical Chemistry at Imperial College of Science and Technology, University of London.

Mr Gary Pennefather

Mr Pennefather joined QRSciences in March 2004 and has been appointed as Executive Director and Vice-President, Commercial Systems Group. Mr. Pennefather will be responsible for coordinating Program Management and Project Management between QRSciences and its overseas customers.

Prior to joining QRSciences, Mr Pennefather worked in engineering roles with Telstra, QPSX and the Australian Telecommunications Institute and as a Technology Executive with Atmosphere Networks, Atrove Systems and CRC Broadband Telecommunications and Networking.



Mr Pennefather was co-founder of Perth based start-up Atmosphere Networks which he later assisted in a move to San Jose, California. After establishing Atmosphere Networks, Mr Pennefather served as Vice President of Engineering, reporting to the US board and responsible for building and managing a large team of engineers. He also served as Managing Director of Atmosphere's Australian subsidiary and was responsible for managing all staff and operations. Atmosphere Networks was sold in a trade sale in July 2000 to Ditech Communications (NASDAQ:DITC) for $200 million.

While at the Cooperative Research Centre for Broadband Telecommunications and Networking, he acted as Deputy Director and Special Projects Manager conducting research and development in areas of networking architectures, access protocols, chip design, and digital transmission analysis.

Mr Pennefather has significant experience with technology companies specifically in the areas of program and project management, electronic design, and general operations.

He has a Bachelor of Engineering (Hons) in Electronics from the University of Western Australia.

1.2 Ratification of Previous QRSH Share Issues

Since the 2003 annual general meeting of QRSciences, QRSH Shares have been issued to various sophisticated investors either as individuals directly or to clients of Poynton Partners, EG Capital, Bell Potter Securities Limited, Smith Barney, Tolhurst Noall, Tambour Holdings, Paterson Ord Minnett Limited and Findlay & Co Stockbrokers Ltd.

ASX Listing Rules

Listing Rule 7.1 provides that a company must not, without prior approval of shareholders, issue equity securities if the equity securities will in themselves or when aggregated with the securities issued by a company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

Listing Rule 7.4 states that an issue by a company of securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 and the company's members subsequently approve it.

The QRSH Shares the subject of resolution 2 were issued on 23 February 2004 at issue prices of 11.1 cents (1,000,000 QRSH Shares), 13.2 cents (1,321,652 QRSH Shares), 13.6 cents (315,000 QRSH Shares) and 14.3 cents (17,246,016 QRSH Shares) on the terms set out in **Annexure A** to this Explanatory Statement and ranking equally with the existing QRSH Shares on issue at that time. 19,882,668 QRSH Shares were issued, which represents 11.79% of all issued QRSH Shares as at the date of the Notice of General Meeting.

A total of $2,795,080 was raised from the issue of these QRSH Shares which funds were to be used for the working capital of QRSciences.

Directors' recommendations

The Board believes that the ratification of the above Share issue is beneficial for the Company and recommends that Shareholders vote in favour of the resolution. It will allow the Company to retain the flexibility to issue further securities representing up to 15% of the Company's share capital during the next 12 months.



1.3 Approval for QRSH Share Issue

QRSciences proposes to issue up to 25 million QRSH Shares at an issue price of at least 80% of the average closing price of the QRSH Shares traded on ASX on the last 5 days on which sales in the QRSH Shares were recorded before the date of their issue. The issue of these QRSH Shares will be equal to 10.42% of QRSciences' fully-diluted share capital.

Funds to be raised under an issue of QRSH Shares pursuant to this resolution will be used to provide working capital to the business of its subsidiary, QRSciences Limited. The funds provided to QRSciences Limited will be used to fund day to day working capital requirements to enable the commercialisation of its technology to continue.

ANY FURTHER FUNDS RAISED WILL BE USED TO PROVIDE ONGOING WORKING CAPITAL FOR QRSCIENCES.

ASX Listing Rules

As noted above in Section 1.2 of this Explanatory Statement, under Chapter 7 of the Listing Rules, there are limitations on the capacity of QRSciences to enlarge its capital by the issue of equity securities.

Listing Rule 7.1 provides generally that a company may not issue securities equal to more than 15% of the company's issued share capital in any 12 months without obtaining shareholder approval.

For the purposes of obtaining Shareholder approval under resolution 4, Listing Rule 7.3 requires certain information to be given to Shareholders in relation to the issue. Such information not already set out above follows:

(a) the QRSH Shares shall be allotted progressively and are intended to be issued as soon as possible but in any case, not later than 3 months after the date of this General Meeting;

(b) the QRSH Shares will be allotted to those investors as determined by the Company having regard to the level of demand for the QRSH Shares, the identification of investors with a long term commitment to QRSciences and other factors QRSciences may consider appropriate; and

(c) the QRSH Shares will be issued on terms and conditions set out in **Annexure A** and will rank equally with the then existing QRSH Shares on issue.

QRSciences intends to apply to ASX for official quotation of the QRSH Shares on ASX.

Directors' recommendations

The Board believes that the proposed issue is beneficial for the Company and recommend Shareholders vote in favour of the resolution as they believe that it is in the best interests of QRSciences to continue to fund acquisition opportunities which may arise and for QRSciences to continue to implement its intentions in respect of QRSciences.



2. Glossary

In this Explanatory Statement, the following terms have the following meanings unless the context otherwise requires:

Annexure	annexure to this Explanatory Statement.
ASX	Australian Stock Exchange Limited ABN 98 008 624 691.
Board	board of Directors.
Constitution	constitution of QRSciences.
Corporations Act	Corporations Act 2001 (Cth).
Director	director of QRSciences.
ASX Listing Rules and **Listing Rules**	official listing rules of ASX.
QRSciences	QRSciences Holdings Limited ABN 27 009 259 876.
QRSH Share	fully paid ordinary share in the capital of QRSciences.
Shareholder	holder of a QRSciences Share.

Annexure A
QRSH Share Terms

The following is a broad summary (though not necessarily an exhaustive or definitive statement) of the rights attaching to the ordinary shares of QRSciences. Full details are contained in the Constitution, available for inspection at QRSciences' registered office.

(a) Share Capital

All issued ordinary shares rank equally in all respects.

(b) Voting Rights

At a general meeting of QRSciences, every holder of shares present in person, by an attorney, representative or proxy has one vote on a show of hands and on a poll, one vote for every fully paid share held, and for every contributing share held, a fraction of a vote equal to the proportion which the amount paid up bears to the total issue price of the contributing share.

(c) Dividend Rights

Subject to the rights of holders of shares issued with any special or preferential rights (at present there are none), the profits of QRSciences which the Directors may from time to time determine to distribute by way of dividend are divisible among the shareholders in proportion to the shares held by them respectively, according to the amount paid up or credited as paid up on the shares.

(d) Rights on Winding-Up

Subject to the rights of holders with shares with special rights in a winding-up (at present there are none), on a winding-up of QRSciences all assets which may be legally distributed amongst the members will be distributed in proportion to the shares held by them respectively, accordingly to the amount paid up or credited as paid up on the share.

(e) Transfer of Shares

Shares in QRSciences may be transferred by instrument in any form which complies with the Constitution, the Corporations Act 2001, ASX Listing Rules and the ASTC Rules.

Shares may be transferred by such means in accordance with ASX Listing Rules and the ASTC Rules. The Directors may refuse to register a transfer of shares only in those circumstances permitted by ASX Listing Rules and the ASTC Rules.

(f) Calls on Shares

Shares issued as fully paid are not subject to any calls for payment by QRSciences and will not therefore become liable for forfeiture.

(g) Further Increases in Capital

The allotment and issue of any new shares is under the control of the Directors and, subject to any restrictions on the allotment of shares imposed by the Constitution, ASX Listing Rules or the Corporations Act, the Directors may allot, issue or grant options over or otherwise dispose of those shares to such persons, with such rights or restrictions as they may from time to time determine.



(h) Variation of Rights Attaching to Shares

Where shares of different classes are issued, the rights attaching to the shares of a class can thereafter only be varied by a special resolution passed at a separate general meeting of the holders of those shares of that class, or with the written consent of the holders of at least three quarters of the issued shares of that class.

(i) General Meeting

Each shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of QRSciences and to receive notices, accounts and other documents required to be furnished to shareholders under the Constitution, the Corporations Act and ASX Listing Rules.

Proxy Form

1 SHAREHOLDER ⇨

Name, address and daytime telephone number of shareholder of QRSciences Holdings Limited

Name ……………………………………………………………

Address ……………………………………………………………

……………………………………………………………

Daytime phone no ……………………………………………………

2 APPOINTS ⇨

If you appoint the Chairman as your proxy, but do not wish to direct your proxy how to vote on a Resolution, you must place a mark in the box below headed "Proxy's Discretion" in respect of that Resolution. By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

If you appoint the Chairman as your proxy, but do not mark any box, the Chairman will be unable to exercise your proxy vote.

If you appoint the Chairman as your proxy and place a mark in any box below headed "Proxy's Discretion", the Chairman intends to exercise your proxy to vote in favour of that resolution.

Insert here the name of the person you wish to appoint as proxy; **shareholders cannot appoint themselves.**

Name of proxy – please print

……………………………………………………………

OR, if no person is named, the **Chairman** of the meeting to vote in accordance with the following directions or, if no directions have been given, as the Proxy (other than the Chairman) sees fit at the General Meeting of the Company to be held on 8 September 2004 commencing at 9.00am WST and at any adjournment thereof.

3 SIGNATURE OF SHAREHOLDER(S) ⇨

All single or joint holders of shares must sign this form. ⇩

Signature	Signature	Signature

or in the case of a company

Date

The **COMMON SEAL** of the company is affixed in accordance with its constitution in the presence of:/Executed by the company by its duly authorised officers in accordance with sub-section 127 of the Corporations Act 2001:*)

…………………………………………………… Signature of Director

…………………………………………………… *Name of Director (Print)*

…………………………………………………… Signature of Director/Secretary

…………………………………………………… *Name of Director/Secretary (Print)*

or signed by …………………………………………… *under Power of Attorney on behalf of the company.*

* *delete as appropriate*

This proxy form must be signed by the shareholder and, in the case of joint shareholders, by each of the joint shareholders. In the case of a corporation, this proxy form must be executed in accordance with section 127 of the Corporations Act 2001. In the case of a Sole Director/Secretary company, please indicate "Sole Director". If this proxy form is signed under Power of Attorney the original Power of Attorney (or a copy certified as a true copy by statutory declaration) must be forwarded with the proxy form.



QRSciences Holdings Limited
ABN 27 009 259 876

4 PROXY'S VOTING INSTRUCTIONS (OPTIONAL) ⇨	FOR	AGAINST	ABSTAIN	PROXY'S DISCRETION
1 Election of Directors				
(a) Simon Bedford	☐	☐	☐	☐
(b) Gary Pennefather	☐	☐	☐	☐
2 Previous QRSH Share Issues	☐	☐	☐	☐
3 New QRSH Share Issue	☐	☐	☐	☐

If you wish to direct your proxy how to vote, place a mark on the appropriate box. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the number of shares you wish to vote in the appropriate box. The direction will be invalid if a mark is made against more than one box for a particular item, or, if you have split your direction, if the total shareholding shown in "FOR", "AGAINST", "ABSTAIN" and "PROXY'S DISCRETION" boxes is more than your total shareholding on the share register. Each person who attends the meeting is entitled to one vote only on a show of hands. A person who holds proxies for more than one shareholder cannot vote on a show of hands if he or she holds proxies directing him or her to vote both for and against a resolution.

5 APPOINTMENT OF A SECOND PROXY (OPTIONAL)

If you want to appoint two proxies you may state here the percentage of your voting rights applicable to this proxy form. If you do not specify a particular percentage, each proxy is entitled to exercise 50% of your voting rights applicable to this proxy form.

☐ %

A shareholder is entitled to appoint up to two persons (whether shareholders or not) to attend the meeting and vote as proxies. If you wish to appoint two proxies please either photocopy the proxy form or telephone Mr Rob Orr on (08) 9358 5011 to obtain a second form. Both forms should be completed with the nominated percentage of your voting rights on each form. Please return the proxy forms together.

Important Information

Deadline for Receipt of proxies To be effective, a completed proxy form together with the power of attorney (if any) under which it is signed, must be received by the Company at its registered office not less than 48 hours before the appointed time of the General Meeting ie. no later than 9.00am WST on 6 September 2004.

Destination of Completed Proxy Form Once the Proxy Form is completed and all details checked by you, the form is to be sent or delivered to the Company's registered office at Level 32, Exchange Plaza, 2 The Esplanade, Perth WA 6000 or sent by facsimile to the registered office on (08) 9358 5022.

For Further Information If you need any further information about this form or attendance at the Company's General Meeting, please contact Mr Rob Orr, Company Secretary on (08) 9358 5011.

Appointment of Corporate Representative

Section 250D of the Corporations Act 2001

This is to certify that by a resolution of the Directors of:

.... **(Company),**

Insert name of shareholder company

the Company has appointed:

....,

Insert name of corporate representative

in accordance with the provisions of section 250D of the Corporations Act 2001, to act as the body corporate representative of that company at the meeting of the members of QRSciences Holdings Limited to be held on 8 September 2004 and at any adjournments of that meeting.

DATED ....

Executed by the Company)
in accordance with its constituent documents)

....	....
Signed by authorised representative	Signed by authorised representative
....	....
Name of authorised representative (print)	Name of authorised representative (print)
....	....
Position of authorised representative (print)	Position of authorised representative (print)

INSTRUCTIONS FOR COMPLETION

1. Insert name of appointor Company and the name or position of the appointee (eg "John Smith" or "each director of the Company").
2. Execute the Certificate following the procedure required by your Constitution or other constituent documents.
3. Print the name and position (eg director) of each company officer who signs this Certificate on behalf of the company.
4. Insert the date of execution where indicated.
5. Send or deliver the Certificate to QRSciences Holdings Limited's registered office at Level 32, Exchange Plaza, 2 The Esplanade, Perth WA 6000, or fax the Certificate to the registered office at (08) 9358 5022.


Sciences
Holdings Limited

Ms Christine Panetta
Senior Companies Advisor
Australian Stock Exchange
Level 8
Exchange Plaza
2 The Esplanade
PERTH WA 6000

9 August 2004

Dear Ms Panetta

Re: QRSciences Holdings Limited including its subsidiary QR Sciences Limited (the "Company")

I refer to your letter dated 5 August 2004.

I respond to the questions raised in your letter as follows.

1. It is possible to conclude on the basis of the information provided that if the Company were to continue to expend cash at the rate for the quarter indicated by the appendix 4C, the Company may only have sufficient cash to fund its activities for less than two quarters. Is this the case, or are there other factors that should be taken into account in assessing the Company's position?

The last quarter saw a higher than normal level of cash outflows resulting from the Company continuing its drive towards full commercialisation, in particular readying itself for expansion into the United States.

The Company expects that its short term cash flow needs will remain on par with cash outflows experienced in the last quarter.

2. Does the Company expect in the future it will have negative operating cash flows similar to that reported in the Appendix 4C for the quarter and, if so what steps has it taken to ensure that it has sufficient funds in order to continue its operations at that rate?

As stated above, the Company expects that its cash flow needs will remain on par with recent quarters.

The Company expects that it will meet its working capital requirements through:

- revenue - the Company began earning revenue last year and expects this to grow, quarter to quarter through income from its commercial partners.
- utilising its cash reserves - as at the date of this letter, the Company has cash reserves in excess of AUS$2.2 million; and
- authority to raise further capital - the Company also intends to seek shareholder approval to ensure it has the necessary authority to raise further capital as and when the need arises.

The Company will also continue to closely monitor its cash outflows.

3.To what extent have the Company's actual revenues and expenses in the quarter, as reported in the Appendix 4C, matched the Company's anticipated revenues and expenses for the reporting period?

The Company's actual revenues and expenses in the quarter matched the anticipated revenues and expenses.

4.If the Company's actual revenues and expenses are not substantially in accordance with the Company's anticipated revenues and expenses, when did the Company become aware that its revenues and expenses would not substantially match the anticipated revenues and expenses? You may wish to outline any circumstances that may have had an effect on the Company's revenues and expenses.

n/a

5.What steps has the Company's taken, or what steps does it propose to take, to enable it to continue to meet its business objectives?

The Company remains committed to pursuing its business objective of commercialising its technology. It continues to work closely with its commercial partners to develop products for the aviation and broader security market. The Company's recent expansion to the United States is a positive step towards achieving this objective. The Company has also recently signed a memorandum of understanding with the Chinese Institute of Atomic Energy with a view to agreeing a detailed plan to assist in developing a screening system for use within China.

6. Can the Company confirm that it is in compliance with the listing rules and, in particular, listing rule 3.1.

In the opinion of the Board of Directors the Company is in compliance with the Listing rules, and in particular, listing rule 3.1.

7. Please comment on the Company's compliance with the listing rule 12.2, with reference to the matters discussed in the note to the rule.

In the opinion of the Board of Directors the Company is in compliance with the Listing rule 12.2.

Yours Sincerely

Kevin Russeth
Chairman




FAXED
5 August 2004

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

GPO Box D187
Perth WA 6840

Telephone 61 (08) 9224 0014
Facsimile 61 (08) 9221 2020
Internet http://www.asx.com.au

Mr Rob Orr
Company Secretary
QRSciences Holdings Limited
Level 32, 2 The Esplanade
PERTH WA 6000

By facsimile: (08) 9265 0021

Dear Sir

QRSciences Holdings Limited (the "Company")

I refer to the Company's Quarterly Report in the form of Appendix 4C for the period ended 30 June 2004, released to Australian Stock Exchange Limited ("ASX") on 30 July 2004, (the "Appendix 4C").

ASX notes that the Company has reported the following.

1. Nil receipts from customers.

2. Net negative operating cash flows for the quarter of $1,722,000.

3. Cash at end of quarter of $2,706,000.

In light of the information contained in the Appendix 4C, please respond to each of the following questions.

1. It is possible to conclude on the basis of the information provided that if the Company were to continue to expend cash at the rate for the quarter indicated by the Appendix 4C, the Company may only have sufficient cash to fund its activities for less than two quarters. Is this the case, or are there other factors that should be taken into account in assessing the Company's position?

2. Does the Company expect that in the future it will have negative operating cash flows similar to that reported in the Appendix 4C for the quarter and, if so, what steps has it taken to ensure that it has sufficient funds in order to continue its operations at that rate?

3. To what extent have the Company's actual revenues and expenses in the quarter, as reported in the Appendix 4C, matched the Company's anticipated revenues and expenses for that reporting period?

4. If the Company's actual revenues and expenses are not substantially in accordance with the Company's anticipated revenues and expenses, when did the Company become aware that its revenues and expenses would not substantially match the anticipated revenues and expenses? You may wish to outline any circumstances that may have had an effect on the Company's revenues and expenses.

5. What steps has the Company taken, or what steps does it propose to take, to enable it to continue to meet its business objectives?

6. Can the Company confirm that it is in compliance with the listing rules, and in particular, listing rule 3.1?

7. Please comment on the Company's compliance with listing rule 12.2, with reference to the matters discussed in the note to the rule.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in the rule.

In responding to this letter you should consult listing rule 3.1 and the guidance note titled "Continuous disclosure: listing rule 3.1".

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

This letter and your response will be released to the market. If you have any concerns about your response being released, please contact me immediately. Your response should be sent to me on facsimile number (08) 9221 2020. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than the close of business (ie before **5.00 pm W.S.T.) on Monday, 9 August 2004.**

If you are unable to respond by the time requested you should consider a request for a trading halt in the Company's securities.

If you have any queries regarding any of the above, please let me know.

Yours faithfully

Christine Panetta
Senior Companies Adviser

Direct Line: (08) 9224 0014


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 4/08/04
Document Ref : 168
Release Time: Immediate
Subject: BEIJING OLYMPICS LOOKS TO QRSCIENCES FOR SECURITY SOLUTIONS


QRSciences
Holdings Limited

BEIJING OLYMPICS LOOKS TO QRSCIENCES FOR SECURITY SOLUTIONS

PERTH, WEDNESDAY 4 AUGUST 2004 - QR Sciences Limited (QRS), a world leader in the development of Quadrupole Resonance (QR) based advanced explosive detection systems, has entered into a Memorandum of Understanding (MOU) with the Chinese Institute of Atomic Energy (CIAE) to assist with the development of security screening systems for the 2008 Olympic Games to be held in Beijing.

CIAE has been tasked by the Olympic Committee in China to build prototype screening systems for radioactive materials, explosives, weapons and drugs and are seeking QRSciences assistance with the project.

A delegation of experts from the CIAE, headed by Dr. Shu Wei Guo, Vice President of the China Institute of Atomic Energy and adviser to the China Atomic Energy Authority together with Dr. Zhu Shengyun, Secretary General of the Nuclear Physics Society of China, toured the QRSciences research and development facility in Perth, met with executives and technical staff and culminated in the signing of the MOU.

The MOU sets the groundwork for the negotiation of a detailed agreement for the integration of QR based explosive detection into the overall security regime for the Beijing Olympics. The parties also intend to explore the potential for broader use of the QR technology in other security applications throughout China.

We have been in dialogue with CIAE for several months and were delighted to welcome Dr Shu and his esteemed colleagues to our facility in Perth to discuss mutual business opportunities. In the course of our discussions the CIAE presented us with a commercial opportunity to provide our expertise to assist the Chinese authorities in providing the very best security for the 2008 Olympic Games," states Kevin Russeth, Chief Executive Officer, QRSciences Limited.

"Quadrupole Resonance (QR) is a proven solution for the identification of a range of difficult to detect explosive threats. We expect that this cooperative effort in relation to securing the Olympics may extend to cover other areas of concern to the Chinese Ministry of Public Security including the protection of aviation, rail and other critical infrastructure," he added.

QRSciences' technology is ideally suited to integration with existing and newly developed X-ray equipment. The company has contractual arrangements with several of the worlds leading X-ray system manufacturers. In excess of 50,000 pieces of X-ray equipment are in use worldwide for security applications. QRSciences' technology can add significant functionality to currently deployed systems.

About China Institute of Atomic Energy

Based in Beijing the China Institute of Atomic Energy and its predecessor the Institute of Modern Physics was founded in 1950. It is the birthplace of nuclear science and technology and the hub for nuclear science and technology in China. The major tasks of the institute are fundamental research of nuclear science and technology, research and development of advanced nuclear energy and identifying applications for nuclear technology.

The broad R&D program covers nuclear physics, nuclear chemistry, radiochemistry, reactor engineering, accelerator technology, nuclear electronics and detector techniques, isotope technology, radiation protection, advanced materials and biomedical engineering.

The CIAE has a staff of 3400 including 660 senior scientists and senior engineers including 9 members of the Chinese Academy of Science and Chinese Academy of Engineering.

For more information on CIAE visit www.ciae.ac.cn/english/HOME.htm or the China Atomic Energy Authority at www.caea.gov.cn/ecaea/index.asp

About QRSciences Limited

QRSciences Limited, based in Perth, Western Australia, designs and develops systems, sub-systems, components and software for security related applications. The Company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials. QR is closely related to Magnetic Resonance Imaging (MRI), which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For further information, please contact:

QRSciences Holdings Limited
Tel: +61(0) 8 9358-5011
Email: info@qrsholdings.com.au

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 30/7/04
Document Ref (QRS Holdings Reference): 167
Release Time: Immediate
Subject Line: Appendix 4C – Quarterly Report

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN	Quarter ended ("current quarter")
27 009 259 876	30 June 2004

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (12months) $A'000
1.1	Receipts from customers		-	91
1.2	Payments for	(a) staff costs	(893)	(2,482)
		(b) advertising and marketing	-	-
		(c) research and development	(450)	(1,530)
		(d) leased assets	-	-
		(e) other working capital	(404)	(1,510)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		25	50
1.5	Interest and other costs of finance paid		-	(2)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(1,722)	(5,383)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,722)**	**(5,383)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) Intellectual property		
	(d) Physical non-current assets	-	-
	(e) other non-current assets	(34)	(107)
		-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property		
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
		-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(34)	(107)
1.14	**Total operating and investing cash flows**	(1,756)	(5,490)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	7,774
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	(3,800)
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	-	3,974
	Net increase (decrease) in cash held	-1,756	-1516
1.21	Cash at beginning of quarter/year to date	4,462	4,222
1.22	other adjustments		
1.23	**Cash at end of quarter**	2,706	2,706

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,706	4,462
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	2,706	4,462

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Company Secretary) Date: 30/07/04

Print name: Rob Orr

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards**. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.


Sciences
Holdings Limited

Ms Christine Panetta
Senior Companies Advisor
Australian Stock Exchange
Level 8
Exchange Plaza
2 The Esplanade
PERT WA 6000

16 July 2004

Dear Christine

Re: QRSciences Holdings Limited (the "Company") Price and Volume query

Thank you for your letter of today's date.

I respond to the questions raised in your letter as follows.

1. *Is the Company aware of any information concerning it that has not been announced which, if known could be an explanation for recent trading in the securities of the Company.*

   In answering this question please comment on the following statement made on page 40 of the West Australian, "Word has it that QRSciences is ready to do a deal with US aircraft maker McDonnell-Douglas"

   No.

   As is evident from the Company's previous announcements, the Company is continuing its drive to full commercialisation of its products and expansion of its operations into the West Coast of the United States. Part of this process involves the Company, in its ordinary course of business, continuing to identify and develop strategic relationships with potential commercial partners in the global aviation security market.

   While this process remains ongoing, the Company wishes to confirm that the article published on page 40 of the West Australian newspaper's business section under the heading "Rumour of the Day" stating that *"QRSciences is ready to do a*

deal with US aircraft maker McDonnell-Douglas" is both unfounded and incorrect.

The Company will continue to keep the market fully informed of any material developments in the commercialisation of its products and its expansion of its operations into the West Coast of the United States.

2. *If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?*

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt(see below).

   N/A

3. *Is there any other explanation that the Company may have for the price change and the increase in volume in the securities of the Company?*

   No, other than the answer to 1 above, the Company is not aware of any reasons for the price change and increase in volume in its securities.

4. *Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.*

   We confirm that the Company is in compliance with the Listing rules, and in particular, listing rule 3.1.

Yours Sincerely

Rob Orr

Rob Orr
Company Secretary


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

GPO Box D187
Perth WA 6840

Telephone 61 (08) 9224 0014
Facsimile 61 (08) 9221 2020
Internet http://www.asx.com.au


FAXED
16 July 2004

Mr Rob Orr
Company Secretary
QRSciences Holdings Limited
Level 32, Exchange Plaza
2 The Esplanade
PERTH WA 6000

By facsimile: (08) 9265 0021

Dear Sir

QRSciences Holdings Limited (the "Company")

RE: PRICE AND VOLUME QUERY

We have noted a change in the price of the Company's securities from $0.15 on 15 July 2004 to $0.20 today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

   In answering this question please comment on the following statement made on page 40 of today's West Australian, "*Word has it that QRSciences is ready to do a deal with US aircraft maker McDonnell-Douglas*".

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me on facsimile number (08) 9221 2020. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than the close of business (ie before 5.00 pm W.S.T.) today, 16 July 2004.

The response must be in a form suitable for release to the market. If you have any concern about release of a response, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in the rule.

In responding to this letter you should consult listing rule 3.1 and the guidance note titled "Continuous disclosure: listing rule 3.1".

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and the guidance note titled "Trading halts" we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours faithfully

Christine Panetta
Senior Companies Advisor

Direct Line: (08) 9224 0014


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 7/07/04
Document Ref : 165
Release Time: Immediate
Subject: QRSciences Holdings extends loan to QRSciences Limited


QRSciences
Holdings Limited

7 July 2004

QRSciences Holdings Limited extension of Loan Facility to QR Sciences Limited

QRSciences Holdings Limited advises that it has extended its secured loan facility to its 61% owned subsidiary QRSciences Limited by a further A$1 million The date for the repayment of the facility has also been extended by 6 months. The terms of the facility otherwise remain the same as previously announced.

About QRSciences Limited

QRSciences Limited of Perth, Western Australia is a technology developer and OEM supplier of systems, sub-systems, components and software for the security marketplace. The company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to identify and detect materials. QR is closely related to Magnetic Resonance Imaging (MRI) which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, lab instrumentation and environmental science.

For further information, please contact:
QRSciences Holdings Limited
Tel: 08 9358 5011
Email: info@qrsholdings.com.
Visit: www.qrsciences.com


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 22/06/04
Document Ref : 164
Release Time: Immediate
Subject: Final Director's Interest Notice

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Timothy Hanley Koster
Date of last notice	21 August 2002
Date that director ceased to be director	21 June 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
100,000 Options exercise price 20 cents expiry date 12 January 2005 100,000 Options exercise price 40 cents expiry date 12 January 2006

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: in the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 22/06/04
Document Ref : 163
Release Time: Immediate
Subject: Final Director's Interest Notice

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Gregory John Devine
Date of last notice	21 August 2002
Date that director ceased to be director	21 June 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
100,000 Options exercise price 20 cents expiry date 12 January 2005 500,000 Options exercise price 40 cents expiry date 12 January 2006 500,000 Options exercise price 60 cents expiry date 12 January 2006 500,000 Options exercise price $1.00 expiry date 12 January 2006

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: in the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Associate and holding company interest	415,000 Fully paid Ordinary Shares. 62,500 Options exercise price 20 cents expiry date 12 January 2005

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.


Sciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 21/06/04
Document Ref : 162
Release Time: Immediate
Subject: QRSciences restructures for US expansion

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com


QRSciences
Holdings Limited

21 June 2004

QRSciences restructures for U.S. expansion

QRSciences, a world leader in the development of Quadrupole Resonance (QR) based advanced explosive detection systems, today announces that in the drive towards full scale commercialisation of its OEM product range, the company is to expand operations to the West Coast of the United States. "Our business model is built to generate revenue from four areas including licensing, manufacturing, provision of outsourced consulting services and funded R&D grants from both the public and private sector. Our expansion into the U.S. will act as a driver on all four of these fronts." said QRSciences CEO, Mr. Kevin Russeth.

The move is highly significant as it will allow QRSciences to better service the needs of its expanding Homeland Security OEM client base located within North America. Over the next several months the company expect to employ a number of additional U.S. and Perth based technical and product support staff in addition to continued restructuring of its senior management team to better align the operational requirements of the company with the later stages of the commercialisation process.

"This drive toward commercialisation of our unique product range together with our expansion plans inevitably means that our personnel requirements have changed," says Kevin Russeth, Chief Executive Officer. "As part of our restructuring, we have hired five new employees in Perth and will be hiring additional staff in the U.S. and Australia over the next several months to help sustain our current growth," added Mr. Russeth

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com


Sciences
Holdings Limited

In light of the ongoing restructuring and their commitments to other business interests Mr. Greg Devine and Mr. Tim Koster, Directors of QRSciences holding company QRSciences Holdings Limited, have stepped down from the Board. "The change in Board is timely from the Company's perspective as it will make room for additional strategic appointments that we hope to make in the coming months to assist with the expansion into the United States. Both Mr Devine and Mr Koster served the company well during the company's research and development phase and to its current standing, that is, a commercial enterprise in its own right. The Board and staff would like to thank Greg and Tim for their service and wish them well in their future endeavours," added Mr. Russeth.

About QRSciences Limited

QRSciences Limited of Perth, Western Australia is a technology developer and OEM supplier of systems, sub-systems, components and software for the security marketplace. The company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to identify and detect materials. QR is closely related to Magnetic Resonance Imaging (MRI) which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, lab instrumentation and environmental science.

QRSciences Holdings owns 61% of QRSciences Limited.

For further information, please contact:

QRSciences Holdings Limited
Tel: 08 9358 5011
Email: info@qrsholdings.com.
Visit: www.qrsciences.com

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 06/05/04
Document Ref : 161
Release Time: Immediate
Subject: QRSciences enter into collaboration with U.K. based technology pioneers

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com


QRSciences
Holdings Limited

5 May 2004

QRSciences enter into collaboration with U.K. based technology pioneers

QRSciences announced today that it has entered into a formal consulting agreement with one of the early pioneers and developers of Quadrupole Resonance "QR".

Professor John Smith's NQR Consultancy through Kings College London have been practicing QR techniques for the better part of 30 years and were responsible for groundbreaking discoveries and the creation of core intellectual property in the field. The King's team led by Professor Smith co-authored and developed all of the patents licensed to QRSciences through BTG International Limited (BGC:LSX).

Professor Smith is Emeritus Professor at King's College London, where he is Director of the Quadrupole Resonance (QR) Group.

The King's group is one of the world's leading research laboratories studying the application of QR in explosives and narcotics detection, and works in close collaboration with the Analytical Chemistry and X-ray crystallography groups and the Mechatronics division of Mechanical Engineering. King's College London is the second oldest college of the University of London and holds a leading position in UK higher education including a world-wide reputation for research and teaching.

"It is a privilege and honour for QRSciences to have the ability to work with Prof Smith and the other pre-eminent scientists on his team in the field of QR. The groups' understanding of Nuclear Magnetic Resonance "NMR", Magnetic Resonance Imaging "MRI", Polarisation-Enhanced NQR "PE-NQR" and QR techniques along with their grasp of the intellectual property landscape, is second to none and will be tremendously helpful to QRSciences," commented Kevin Russeth, Chief Executive QRSciences Limited.

"The opportunity to work with such a creative and talented group will allow us to continue to broaden our research with a focus on enhancing existing QR applications in addition to uncovering and developing new ones," he added.

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com

Professor Smith is the co-author of over 200 papers and reviews in the scientific literature and joint holder of 15 patents. Recent publications include the QR detection of explosives in vehicles and a study of the structure and QR spectrum of the narcotic heroin hydrochloride. He was a founder of the International Symposia on QR interactions, an advisor for the GEC-Marconi QR trials at Heathrow airport and has acted as a consultant for the European Commission, the International Atomic Energy Agency, and the Defence Science and Technology Laboratory (DSTL) at Fort Halstead. He is presently director of a NATO research project devoted to the detection of abandoned landmines, a DSTL-funded research programme on the QR studies of explosives and another funded by Merck Sharp and Dohme and AstraZeneca on QR in pharmaceuticals.

"We are delighted to have the opportunity of working closely with QRSciences, a world-class company in QR technology and the only one so far that has focused on the commercialisation of the technique to the point where it is now a credible and effective alternative to the prohibitively expensive explosive detection methods hitherto available," commented Professor John Smith. "QRSciences has built up a strong team of world class scientists and engineers and it will be a pleasure for us to collaborate with them to develop and exploit this new and important technology," he added.

The consulting arrangement will focus on combining the strengths of the two top advanced QR research teams in the world, Kings College and QRSciences, bringing both groups innovative ideas together to continue commercial development and to expand the range of applications for QR including increasing detection capability and increasing the range of substances covered.

For further information, please contact:

QRSciences Holdings Limited
Tel: 08 9358 5011
Email: info@qrsholdings.com.
Visit: www.qrsciences.com

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 30/4/04
Document Ref (QRS Holdings Reference): 160
Release Time: Immediate
Subject Line: Appendix 4C – Quarterly Report

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN	Quarter ended ("current quarter")
27 009 259 876	31 March 2004

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (9months) $A'000
1.1	Receipts from customers		8	91
1.2	Payments for	(a) staff costs	(582)	(1,589)
		(b) advertising and marketing	-	-
		(c) research and development	(349)	(1,080)
		(d) leased assets	-	-
		(e) other working capital	(374)	(1,106)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		25	25
1.5	Interest and other costs of finance paid		-	(2)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(1,272)	(3,661)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,272)**	**(3,661)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) Intellectual property		
	(d) Physical non-current assets	-	-
	(e) other non-current assets	(47)	(73)
		-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property		
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
		-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(47)	(73)
1.14	**Total operating and investing cash flows**	(1,319)	(3,734)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	4,877	7,774
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	(2,176)	(3,800)
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	2,701	3,974
	Net increase (decrease) in cash held	1,382	240
1.21	Cash at beginning of quarter/year to date	3,080	4,222
1.22	other adjustments		
1.23	**Cash at end of quarter**	4,462	4,462

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	4,462	3,080
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	4,462	3,080

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Company Secretary) Date: 30/04/04

Print name: Rob Orr

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards**. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 15/04/04
Document Ref : 159
Release Time: Immediate
Subject: Initial Director's Interest Notice

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary Bruce Pennefather
Date of appointment	8 April 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note. Provide details of the circumstances giving rise to the relevant interest. Family Trust interest	**Number & class of Securities** 18,000 Options exercise price 20 cents expiry date 12 January 2005

Part 3 – Director's interests in contracts

Note: in the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 15/04/04
Document Ref : 158
Release Time: Immediate
Subject: Final Director's Interest Notice

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	William Robert Orr
Date of last notice	4 February 2003
Date that director ceased to be director	8 April 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
500,000 Options exercise price 20 cents expiry date 12 January 2005 1,250,000 Options exercise price 40 cents expiry date 12 January 2006 1,250,000 Options exercise price 60 cents expiry date 12 January 2006 1,250,000 Options exercise price $1.00 expiry date 12 January 2006

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: in the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
Associate and holding company interest	350,000 Fully paid Ordinary Shares. 100,000 Options exercise price 20 cents expiry date 12 January 2005

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 15/04/04
Document Ref : 157
Release Time: Immediate
Subject: Change of Directors interest

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : QRSCIENCES HOLDINGS LIMITED
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kevin Lee Russeth
Date of last notice	3 December 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	14 April 2004
No. of securities held prior to change	Indirect- 1,360,465 Fully paid Ordinary shares. Direct- 512,000 Fully paid Ordinary shares. Direct- 1,250,000 Options exercise price 40 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price 60 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price $1.00 expiry date 12 January 2006.
Class	Fully paid ordinary Options to acquire Fully paid Ordinary

+ See chapter 19 for defined terms.

Number acquired	Direct- 8000 Fully paid Ordinary shares Indirect- 360,000 Fully paid Ordinary shares.
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	16.5 and 17 cents per ordinary share
No. of securities held after change	Indirect-1,368,465 Fully paid Ordinary shares. Direct- 872,000 Fully paid Ordinary shares. Direct- 1,250,000 Options exercise price 40 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price 60 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price $1.00 expiry date 12 January 2006.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

+ *See chapter 19 for defined terms.*

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


RECEIVED
2005 JAN -6 P 3:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 14/04/04
Document Ref : 156
Release Time: Immediate
Subject: QRSciences Strengthen Board for U.S. Push

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com


RECEIVED
2005 JAN -6 P 3:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
QRSciences
Holdings Limited

14 April 2004

QRSciences Strengthen Board for U.S. Push

QRSciences Holdings Limited (QRS:ASX) is pleased to announce the appointment of Mr Simon Bedford and Mr. Gary Pennefather as directors of the Company.

"Between them, Mr. Bedford and Mr. Pennefather have thirty years experience developing and transitioning technology companies. The appointments will accelerate the growth of the Company and fast track our commercial readiness overseas." said Chairman and CEO Mr. Kevin Russeth.

Mr. Bedford has worked for QRSciences since early 2004 and has been appointed as Executive Director and Vice-President, Business Development. His responsibilities include, US based Technical Customer Support, Government Relations, Technology Assessment and Business Development.

Mr. Bedford is currently based in San Diego, California.

Mr. Pennefather has also worked for QRSciences since early 2004 and has been appointed as Executive Director and Vice-President, Commercial Systems Group. Mr. Pennefather will be responsible for coordinating Program Management and Project Management between QRSciences and its overseas customers.

Further information on both Mr. Bedford and Mr. Pennefather is set out below.

Mr. Rob Orr has resigned from his position as director and CFO of the Company. Mr. Orr will remain as Company Secretary.

Mr. Simon Bedford

Before joining QRSciences in 2004, Mr. Bedford worked for seven years in a senior role at Quantum Magnetics in the U.S.

His focus at Quantum Magnetics was Quadrupole Resonance and applications related to baggage screening and landmine detection. In addition to Quadrupole Resonance expertise, Mr. Bedford has experience developing and fielding novel personnel

screening devices for concealed weapons detection and the application of advanced magnetic resonance technology in industrial process control.

Before Quantum Magnetics, Mr. Bedford worked for 5 years at the Defence Evaluation and Research Agency (DERA), a branch of the U.K. Ministry of Defence.

Mr. Bedford also has broad experience in X-ray technology for non-destructive testing systems including diffraction and conventional linescan systems.

Mr. Bedford studied Chemistry and Physical Chemistry at Imperial College of Science and Technology, University of London.

Mr. Gary Pennefather

Prior to joining QRSciences in 2004, Mr Pennefather worked in engineering roles with Telstra, QPSX, and Coda Systems and as a Technology Executive with Atmosphere Networks, Atrove Systems and CRC Broadband Telecommunications and Networking.

Mr. Pennefather was co-founder of Perth based start-up Atmosphere Networks which he later assisted in a move to San Jose, California. After establishing Atmosphere Networks, Mr Pennefather served as Vice President of Engineering, reporting to the U.S. board and responsible for building and managing a large team of engineers. He also served as Managing Director of Atmosphere's Australian subsidiary and was responsible for managing all staff and operations. Atmosphere Networks was sold in a trade sale in July 2000 to Ditech Communications (NASDAQ:DITC) for $200 million.

While at the Cooperative Research Centre for Broadband Telecommunications and Networking he acted as Deputy Director and Special Projects Manager conducting research and development in areas of networking architectures, access protocols, chip design, signal processing and digital transmission analysis.

Mr. Pennefather has significant experience with technology companies specifically in the areas of program and project management, electronic design, and general operations.

He has a Bachelor of Engineering (Hons.) in Electronics from the University of Western Australia.

For further information, please contact:

QRSciences Holdings Limited
Tel: 08 9358 5011
Email: info@qrsholdings.com.
Visit: www.qrsciences.com

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 31/03/04
Document Ref : 155
Release Time: Immediate
Subject: QRSciences Independent Research Report

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com


QRSciences
Holdings Limited

31 March 2004

QRSCIENCES INDEPENDENT RESEARCH REPORT

The Company is pleased to announce that Aegis Equities Research Pty Limited has prepared an independent research report on the Company. The report is available on the Aegis website at www.aer.com.au or by contacting the Company on (08) 9358 5011.

For further information, please contact:

QRSciences Holdings Limited
Tel: 08 9358 5011
Email: info@qrsholdings.com.
Visit: www.qrsciences.com

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com

Appendix 4D

Half yearly report

Name of entity

QRSciences Holdings Limited

ABN or equivalent company reference	Half year ended ('current period')
27 009 259 876	31 December 2003

For announcement to the market

Extracts from this report for announcement to the market.

				$A'000
Revenues from ordinary activities	Up	83%	to	79
(Loss) from ordinary activities after tax attributable to members	Up	45%	to	(1,058)
Net (Loss) for the period attributable to members	Up	45%	to	(1,058)

Dividends	Amount per security	Franked amount per security
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil

+Record date for determining entitlements to the dividend: No dividend has been declared or paid.

Brief explanation of any of the figures reported above and short details of any other item(s) of importance not previously released to the market:

Refer attached Half Year financial report

NTA backing	Current period	Previous corresponding Period
Net tangible asset backing per +ordinary security	3¢	0¢

Control gained over entities having material effect

Name of entity (or group of entities)	No entities have been acquired during the half year
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	
Date from which such profit has been calculated	
Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	

Loss of control of entities having material effect

Name of entity (or group of entities)	No entities were disposed of during the half year
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	
Date to which the profit (loss) in item 14.2 has been calculated	
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	
Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	

Details of dividends: No dividends have been declared or proposed.

Details of associates and joint venture entities: N/A

Foreign entities: N/A

Details of audit disputes or audit qualifications: N/A

Other significant information: Refer to the attached reviewed Half Year financial report.

Audited accounts: The report is based on the attached Half Year financial report which has been reviewed.

HALF YEAR FINANCIAL REPORT
31 DECEMBER 2003
ABN 27 009 259 876


QRSciences

Holdings Limited
and controlled entities

QRSciences Holdings Limited
is incorporated in Western Australia

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS:	
	Kevin Lee Russeth Gregory John Devine William Robert Orr Timothy Hanley Koster
SECRETARY:	William Robert Orr
REGISTERED OFFICE:	Level 32 2 The Esplanade Exchange Plaza Perth WA 6000 Telephone: 618- 9358-5011 Facsimile: 618-9358-5022
SHARE REGISTRY:	ComputerShare Investor Services Pty Limited Level 2 45 St George's Terrace Perth WA 6000
AUDITORS:	Moore Stephens BG Chartered Accountants Level 3 12 St George's Terrace Perth WA 6000
BANKERS:	Commonwealth Bank of Australia Limited 150 St George's Terrace Perth WA 6000
PUBLIC RELATIONS:	Porter Novelli The Courtyard, 33 Broadway Nedlands WA 6009

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

CHAIRMANS REPORT

Dear Shareholder

The last six months has been increasingly productive as we move our investment in QRSciences Limited closer to commercialisation.

During the period the Company changed its name from Clearwater Group Limited to QRSciences Holdings Limited (Holdings).

QRSciences Investment

The Company's primary focus is to actively fund and manage its investment in QRSciences Limited ("QRSciences"). QRSciences is a physical sciences research and development company headquartered in Perth, Western Australia. QRSciences is concentrating on commercialising applications based on a next generation technology known as Quadrupole Resonance ("QR") or Zero-field NMR. QR uses radio waves to inspect and identify materials by their unique molecular characteristics and QR signature. QR can detect a range of explosives, and potentially narcotics, biochemical agents and pharmaceuticals.

QRSciences' first product, the T3000 prototype, is an explosives screening device which was tested successfully in April 2002 as an "Advanced Technology Explosive Detection System" by the Transportation Security Administration (TSA), an agency of the U.S Department of Homeland Security.

QRSciences Holdings Limited is building its investment, funding and management QRSciences as it transitions from a Research & Development Company to a commercial licensing and product development company.

In August 2003 QRSciences Holdings Limited agreed to increase the existing Secured Loan Facility to QRSciences by $1.0 m to approximately $4.7 million and extend the repayment date from 31 July 2003 to 31 December 2003. In consideration QRSciences gave QRSciences Holdings Limited a Financiers Right to Acquire Shares.

During the period 1 July 2003 – 31 December 2003 the Secured Loan Facility with QRSciences Limited increased by approximately $1,909,000 and approximately $1,500,000 was repaid. As at 31 December 2003 approximately $4,324,000 was outstanding under the Facility.

Acquisition of shares in QRSciences

The Company further increased its shareholding by 3% creep in July 2003.

The Company participated in an entitlements issue in QRSciences Limited lifting its shareholding to 58% on 31 December 2003 The Company holds the investment in its controlled entity at cost $15,948,656 as at 31 December 2003.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

CHAIRMANS REPORT (contd)

Material Contracts

The last half of 2003 continued to be a busy period on the commercial front for QRSciences generating further revenues and continuing to develop relationships with the major suppliers of security equipment. In November, 2003 the Company entered into a License Agreement with L-3 Communications of New York (NYSE: LLL), one of the largest security screeners in the world.

Business Model

QRSciences announced further income in the half year period. Revenue is an important first step as we move the Company closer to commercial scale royalties and income. Our momentum continues to grow and we will continue to build on the commercial relationships that we have started over the past twelve months.

QRSciences' business model is to derive revenue from four areas – licensing, equipment sales, outsourced consulting and both government and privately sourced R&D funding. We expect further revenue to flow from all these areas going forward.

QRSciences is focused on key contracts, relationships and development projects that will underpin revenue for the company as we move into 2004 and the board continues to be excited by the long term prospects for the technology and the business.

I look forward to the challenges in front of us and will keep you informed as we continue to move the Company towards commercialisation.

Kevin Russeth
Chairman

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES
DIRECTORS REPORT

The names of Directors in office at any time during or since the end of the year are:

Kevin Lee Russeth (Chairman)

Timothy Hanley Koster

Gregory John Devine

William Robert Orr

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

PRINCIPAL ACTIVITIES

The principal activities of the economic entity is management of QRSciences Limited.

There were no other significant changes in the nature of the economic entity's principal activities during the period.

OPERATING RESULTS

The consolidated operating loss of the economic entity after eliminating outside interests amounted to $1,058,185.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

At a General Meeting held 24 September 2003, Clearwater Group Limited shareholders approved a change of name to QRSciences Holdings Limited. The Company's ASX code changed to "QRS".

The Company has continued to fund its investment in QRSciences via a secured loan. In August 2003 the Company agreed to increase the existing Secured Loan Facility by $1.0 million to approximately $4.7 million and extend the repayment date from 31 July 2003 to 31 December 2003. In consideration the QRSciences Limited gave QRSciences Holdings Limited a Financiers Right to Acquire Shares.

The Company further increased its shareholding by 3% creep in July 2003.

The Company participated in an entitlements issue in QRSciences Limited lifting its shareholding to 58% on 31 December 2003 The Company holds the investment in its controlled entity at cost $15,948,656 as at 31 December 2003.

BTG, QRSciences Limited and Holdings completed negotiations for variations to the BTG License Agreement. As part of these negotiations BTG acquired Holdings shares as consideration for the variation and received 5.3 million fully paid ordinary shares. This issue was approved at General Meeting held 24 September 2003. It has been agreed between the Companies that QRSciences Limited was responsible for $750,000 of the $1 million payable to BTG as part of the variation. This amount has been capitalised to the Loan Facility with Holdings.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTOR'S REPORT

The Company's subsidiary QRSciences Limited finalised commercial arrangements with L3 Communications and is involved in ongoing negotiations and discussions with a number of other parties. This brings the total number of licensing agreements to three. These licensing arrangements and negotiations have the potential to significantly assist QRSciences Limited in the commercial development of its technology.

AFTER BALANCE DATE EVENTS

Since the end of the financial year, the Company has:

Continued to fund QRSciences by way of a drawdown loan facility secured by way of a fixed and floating charge over the intellectual property of QRSciences.

On 19 January 2004 QRSciences Holdings Limited announced that it had acquired a further 3% interest in QRSciences taking its shareholding to approximately 61%.

QRSciences Holdings Limited held a $2.17 million Convertible Loan Note Facility from a group of sophisticated investors as at 31 December 2003. This loan has been largely converted into ordinary shares. In February The Company issued 16,213,141 fully paid ordinary shares to Convertible Loan Note holders on conversion of approximately$2.165 million of the facility. The balance of the Loan Note Facility expired on 31 January 2004.

In February 2004, the company completed a capital raising via a placement raising approximately $2.795 million dollars issuing 19,882,669 fully paid ordinary shares.

QRSciences Holdings Limited has extended the repayment date of the Loan Facility to its subsidiary QRSciences Limited to 30 June 2004.

Except for the above no other matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the economic entity; the results of those operations; or the state of affairs of the economic entity in future financial years.

FUTURE DEVELOPMENTS

The likely developments in the operations of the economic entity are dealt with in the above note and Chairman's Report.

Signed in accordance with a resolution of the directors.

K L Russeth
DIRECTOR

Dated at Perth this 26th day of February 2004

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF YEAR ENDED 31 DECEMBER 2003

	Note	Economic Entity	
		31 December 2003 $	31 December 2002 $
Revenues from ordinary activities	2	79,738	43,661
Materials and consumables used		(53,991)	-
Gain relating to acquisition of additional interest in controlled entity		709,230	-
Employee benefits expense		(1,011,714)	(173,295)
Depreciation and amortisation expense		(50,635)	(1,756)
Loan note facility fee		-	(312,500)
Rental expenses		(73,397)	(24,448)
Consulting expenses		(90,505)	(65,277)
Travel expense		(81,959)	(8,563)
License Fees		(1,000,000)	-
Legal expenses		(293,886)	(81,812)
Insurance Costs		(31,425)	(1,626)
Directors Fees		(77,995)	(18,750)
ASX/ASIC & Share Registry Fees		(41,839)	(20,031)
Other expenses from ordinary activities		(280,224)	(67,099)
Profit (loss) from ordinary activities before income tax expense		(2,298,602)	(731,501)
Income tax expense relating to ordinary activities	4	-	-
Profit (loss) from ordinary activities after related income tax expense		(2,298,602)	(731,501)
Profit (loss) from extraordinary item after related income tax expense/(revenue)		-	-
Net profit (loss)		(2,298,602)	(731,501)
Net profit (loss) attributable to outside equity interests		(1,240,417)	-
Net profit (loss) attributable to members of the parent entity		(1,058,185)	(731,501)
Total changes in equity other than those resulting from transactions with owners as owners		(1,058,185)	(731,501)
Basic earnings per share (cents per share)	5	-0.02¢	-0.05¢
Diluted earnings per share (cents per share)	5	-0.02¢	-0.05¢

The accompanying notes form part of these financial statements.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2003

	Note	Economic Entity	
		31 December 2003 $	30 June 2003 $
CURRENT ASSETS			
Cash assets	6	3,080,663	4,221,755
Receivables		29,197	42,916
TOTAL CURRENT ASSETS		3,109,860	4,264,671
NON-CURRENT ASSETS			
Receivables		-	-
Intellectual Property		29,538,170	29,538,170
Other financial assets		527,506	527,506
Property, plant and equipment		314,318	338,841
Other		4	4
TOTAL NON-CURRENT ASSETS		30,379,998	30,404,521
TOTAL ASSETS		33,489,858	34,669,192
CURRENT LIABILITIES			
Payables		1,207,921	1,616,648
Interest-bearing liabilities		2,192,855	3,817,850
Provisions		151,262	186,698
TOTAL CURRENT LIABILITIES		3,552,038	5,621,196
NON-CURRENT LIABILITIES			
Other		-	-
TOTAL NON-CURRENT LIABILITIES			-
TOTAL LIABILITIES		3,552,038	5,621,196
NET ASSETS		29,937,820	29,047,996
EQUITY			
Contributed equity	7	25,072,692	20,681,477
Reserves		-	-
Retained losses		(5,388,448)	(4,330,268)
Parent entity interest		19,684,244	16,351,209
Outside equity interest		10,253,576	12,696,787
TOTAL EQUITY		29,937,820	29,047,996

The accompanying notes form part of these financial statements.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS
FOR THE HALF YEAR ENDED 31 DECEMBER 2003

	Note	Economic Entity	
		31 December 2003 $	31 December 2002 $
Receipts from customers		82,656	-
Payments to suppliers and employees		(2,422,963)	(553,155)
Interest received		10,801	43,661
Borrowing costs		-	-
Interest paid		(1,556)	-
Net cash provided by (used in) operating activities		(2,331,062)	(509,494)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payment for investment in controlled entities		-	(100,000)
Purchase of property, plant and equipment		(27,365)	-
Purchase of investments		-	(2,299)
Loans to controlled entities		-	(1,177,667)
Net cash provided by (used in) investing activities		(27,365)	(1,279,966)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		2,842,330	2,130,267
Repayment of borrowings		(1,624,995)	-
Proceeds from borrowings		-	3,125,000
Net cash provided by (used in) financing activities		1,217,335	5,255,267
Net increase in cash held		(1,141,092)	3,465,808
Cash at 1 July 2003		4,221,755	419,721
Cash at 31 Dec 2003	6	3,080,663	3,885,529

The accompanying notes form part of these financial statements.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2003

NOTE 1 STATEMENT OF ACCOUNTING POLICIES

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standard 1029 "Interim Financial Reporting", Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of QRSciences Holdings Limited and controlled entities, and QRSciences Holdings Limited as an individual parent entity. QRSciences Holdings Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets

NOTE 2 OPERATING REVENUE

	Economic Entity	
	31 December 2003 $	31 December 2002 $
Operating Activities:		
Interest received	10,801	43,661
Trading income	68,937	-
Other revenue	-	-
Total Revenue	79,738	43,661

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2003 (contd.)

NOTE 3 OPERATING PROFIT BEFORE INCOME TAX

(A) Operating Revenue and Expenses
Operating profit has been arrived at after including:

	Economic Entity	
	31 December 2003 $	31 December 2002 $
Income		
Sales revenue	68,937	-
Interest received/receivable from Other entities	10,801	43,661
	79,738	43,661
Expenses		
Borrowing costs paid/due and payable to: — Other persons	-	-
Depreciation of property, plant and equipment	50,635	1,756
Total amount charged for depreciation, Amortisation or diminution in value of assets	50,635	1,756
Auditors remuneration	9,993	6,161
Lease rental expenses — operating leases	-	31,582

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2003 (contd.)

	Economic Entity	
	31 December 2003 $	31 December 2002 $
NOTE 4 INCOME TAX		
At 31 December 2003, the directors estimate that the potential future income tax benefit in respect of tax losses not brought to account is as follows:		
Revenue losses	7,444,610	6,542,260
Capital losses	-	-

This benefit for tax losses will only be obtained if:

(i) The relevant entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) The relevant entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) No changes in tax legislation adversely affect the relevant entity in realising the benefit from the deductions for the losses.

The prima facie tax expense on the operating profit before tax differs from the income tax provided in the accounts due primarily to the tax effect of prior year tax losses not previously brought to account.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2003 (contd.)

NOTE 5 EARNINGS PER SHARE

	Economic Entity	
	31 December 2003 $	31 December 2002 $
Basic earnings per share	-2¢	-5¢
Reconciliation of Weighted Average Numbers of Ordinary Shares used in the Calculation of Earnings per Share		
Weighted average numbers of ordinary shares used in the calculation of the basic earnings per share	112,063,432	57,385,828
Reconciliation of Earnings used in the Calculation of Earnings per Share		
Operating profit/(loss) after income tax	(2,298,602)	(731,501)
Adjustment for preference shares — potential dividends		
Earnings used in the Calculation of Basic Earnings per Share	(2,298,602)	(731,501)

Diluted earnings per share is not materially different from basic earnings per share and is not disclosed.

Conversion, Call, Subscription or Issue after 31 December 2003.

Issues since 31 December 2003:

(a) On 19 February 2004 the Company issued 16,213,141 ordinary shares.

(b) On 20 February 2004 the Company issued 19,882,669 ordinary shares.

There have been no other:

(a) conversions to, calls of, or subscriptions for ordinary shares; or

(b) issues of potential ordinary shares;

since the reporting date and before the completion of these accounts.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2003 (contd.)

	Economic Entity	
	31 December 2003 $	30 June 2003 $
NOTE 6 CASH ASSETS		
Cash assets	3,080,663	4,221,755
	3,080,663	4,221,755

	31 December 2003 $	30 June 2003 $
NOTE 7 CONTRIBUTED EQUITY		
(31 December 2003: 132,520,726) ordinary shares fully paid	24,972,692	20,581,477
(31 December 2003: 46,422,586) options	100,000	100,000
	25,072,692	20,681,477

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2003 (contd.)

NOTE 7 CONTRIBUTED EQUITY (contd)
Movements During The Period:

	Economic Entity	
	31 December 2003 $	30 June 2003 $
Ordinary Issued and Paid Up Share Capital		
Opening balance at the beginning of the reporting period	20,581,477	5,379,471
Issue of 4,690,429 fully paid ordinary shares On 18 July 2002	-	1,313,320
Issue of 500,000 fully paid ordinary shares October 2002	-	140,000
Issue of 4,332,500 fully paid ordinary shares December 2002	-	866,500
Issue of 10,000,000 fully paid ordinary shares January 2003	-	2,000,000
Issue of 51,677,930 fully paid ordinary shares January 2003	-	10,342,253
Issue of 6,245,000 fully paid ordinary shares January and March 2003	-	1,249,000
Issue of 4,385,000 fully paid ordinary shares As consideration for 3% creep July 2003	548,885	-
Issue of 6,569,413 fully paid ordinary shares August 2003	1,111,700	-
Issue of 12,340,454 fully paid ordinary shares Sept – Nov 2003	1,732,995	-
Issue of 5,300,000 fully paid ordinary shares To BTG September 2003	1,000,000	-
Transaction costs relating to share issues	(2,365)	(709,067)
At reporting date	24,972,692	20,581,477

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2003 (contd.)

NOTE 7 CONTRIBUTED EQUITY (contd)
Movements During The Period:

	Economic Entity	
	31 December 2003 $	30 June 2003 $
$0.20 Options to Subscribe for Ordinary Shares		
Opening balance at the beginning of the reporting period 21,160,000 exercisable at 20 cents before 12 January 2005	100,000	100000
Issue of 2,450,000 options issued July 2002 exercisable at 20 cents before 12 January 2005	-	-
Issue of 600,000 options issued October 2003 exercisable at 20 cents before 12 January 2005	-	-
At reporting date 21,760,000 options exercisable at 20 cents before 12 January 2005	100,000	100,000
$0.40 Options to Subscribe for Ordinary Shares		
Opening balance at the beginning of the reporting period 13,942,253 exercisable at 40 cents before 12 January 2006	-	-
Issue of 3,600,000 options on July 2002 exercisable at 40 cents before 12 January 2006	-	-
Issue of 10,342,253 options on February 2003 exercisable at 40 cents before 12 January 2006	-	-
Issue of 4,727,000 options on November 2003 exercisable at 40 cents before 12 January 2006	-	-
At reporting date 18,669,253 options exercisable at 40 cents before 12 January 2006	-	-

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2003 (contd.)

NOTE 7 CONTRIBUTED EQUITY (contd)
Movements During The Period:

	Economic Entity	
	31 December 2003 $	30 June 2003 $
$0.60 Options to Subscribe for Ordinary Shares		
Opening balance at the beginning of the reporting period 3,000,000 exercisable at 60 cents before 12 January 2006	-	-
At reporting date 3,000,000 options exercisable at 60 cents before 12 January 2006	-	-
$1.00 Options to Subscribe for Ordinary Shares		
Opening balance at the beginning of the reporting period 3,600,000 exercisable at $1.00 before 12 January 2006	-	-
At reporting date 3,600,000 options exercisable at $1.00 before 12 January 2006	-	-

NOTE 8 CONTINGENT LIABILITIES

Contingent liabilities of parent entity

On 13 May 2002 the Company entered into a five year employment contract with Mr K Russeth. The contract provides for payment of a salary of $150,000 per annum plus superannuation plus a car allowance of $20,000. In the event of termination the Company is required to pay six months salary in lieu of termination.

On 1 November 2001 the Company entered into a five year employment contract with Mr R Orr. The contract provides for payment of a salary of $100,000 per annum plus superannuation. In the event of termination the Company is required to pay six months salary in lieu of termination.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2003 (contd.)
Contingent liability of controlled entity QRSciences Limited

Keenfern Pty Ltd, a company associated with Olga Sawtell, a former director of QRSciences made a statutory demand for $55,000 against QRSciences. QRSciences responded to the statutory demand by commencing proceedings in the Supreme Court of Western Australia against Ms Olga Sawtell, and Keenfern Pty Ltd. QRSciences is claiming damages against Ms Sawtell for alleged breaches of her duties as a director, breach of fiduciary duties and duty of care and also for misleading and deceptive conduct. The damages claimed by QRSciences are yet to be quantified.

Ms Sawtell and Keenfern Pty Ltd have filed a counterclaim in these proceedings in the sum of approximately $450,000 in respect of alleged unpaid consulting fees and expenses. QRSciences has been advised by its lawyers that it has good prospects of setting aside the statutory demand, of prosecuting the action against and defending the counterclaim made by Ms Sawtell and Keenfern Pty Ltd. QRSciences intends to continue to defend these actions.

QRSciences terminated a consultancy agreement with Mr. Grayem Forrest. Mr. Forrest is claiming unpaid expenses and consultancy amounting to approximately $26,000 per month for a period of two years to 26 September 2003. Mr. Forrest has commenced proceedings in the Supreme Court of Western Australia against the QRSciences. The damages claimed by Mr. Forrest are yet to be quantified. QRSciences intends to defend the action.

Except for the above no other material contingent liabilities exist at balance date or at the date of completion of these financial statements.

NOTE 9 EVENTS SUBSEQUENT TO REPORTING DATE

Since the end of the financial year, the Company has:

The Company continued to fund QRSciences by way of a drawdown loan facility secured by way of a fixed and floating charge over the intellectual property of QRSciences.

On 19 January 2004 QRSciences Holdings Limited announced that it had acquired a further 3% interest in QRSciences taking its shareholding to approximately 61%.

QRSciences Holdings Limited held a $2.17 million Convertible Loan Note Facility from a group of sophisticated investors as at 31 December 2003. This loan has been largely converted into ordinary shares. In February The Company issued 16,213,141 fully paid ordinary shares to Convertible Loan Note holders on conversion of approximately$2.165 million of the facility. The balance of the Loan Note Facility expiring 31 January 2004.

In February 2004, the company completed a capital raising via a placement raising approximately $2.795 million issuing 19,882,669 fully paid ordinary shares.

QRSciences Holdings Limited has extended the repayment date of the Loan Facility to its subsidiary QRSciences Limited to 30 June 2004.

Except for the above no other matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the economic entity; the results of those operations; or the state of affairs of the economic entity in future financial years.

NOTE 10 NON CASH FINANCING AND INVESTMENT ACTIVITIES

There were no other transactions or events during the half year which affected assets and liabilities and did not result in cash flows.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

In the opinion of the Directors of QRSciences Holdings Limited:

1. the financial statements and notes, as set out on pages 8 to 20:

   (a) comply with the Accounting Standards and the Corporations Act 2001; and

   (b) give a true and fair view of the financial position as at 31 December 2003 and performance for the half year ended on that date, of the economic entity.

2. in the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Dated this 26th day of February 2004 at Perth, Western Australia.

K L Russeth
DIRECTOR

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

INDEPENDENT REVIEW REPORT TO THE MEMBERS

MOORE STEPHENS BG
CHARTERED ACCOUNTANTS
ABN 75 368 525 284
Level 3, 12 St Georges Terrace
Perth , Western Australia 6000
Telephone +61 8 9225 5355
Facsimile +61 8 9225 6181
PO Box Y3019
East St Georges Terrace
Perth , Western Australia, 6832
Email info@msbg.com.au
Website www.msbg.com.au

Scope

We have reviewed the financial report of QRSciences Holdings Limited and controlled entities comprising the Directors' Declaration, Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and notes to and forming part of the financial statements for the half year ended 31 December 2003.

The financial report includes the consolidated financial report of the consolidated entity comprising the Company and the entities it controlled at the year's end or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent review of this financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 Interim Financial Reporting and other mandatory professional reporting requirements and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to meet its obligations to lodge the financial report with the Australian Securities & Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report, as defined in the scope section of this review report, of QRSciences Holdings Limited and controlled entities is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

Moore Stephens BG   Neil Pace

MOORE STEPHENS BG   NEIL PACE
CHARTERED ACCOUNTANTS   PARTNER
Dated this 26th day of February 2004 at Perth, Western Australia


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 13/02/04
Document Ref : 152
Release Time: Immediate
Title: Appendix 3B new issue

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QRSCIENCES HOLDINGS LIMITED

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	36,095,810 Fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	11.1 cents, 12.8 cents, 13.6 cents and 14.3 cents convertible note conversions. 14.3 placement.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue to loan note holder being conversion of loan note for cash payment. Issue pursuant to placement to raise working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 February 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
155,793,871	Fully paid ordinary shares
21,760,000	20 cent options 12 January 2005 expiry
15,753,053	40 cent options 12 January 2006 expiry

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,822,665	Fully paid ordinary shares
		2,909,533	40 cent options 12 January 2006 expiry
		3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale	

+ See chapter 19 for defined terms.

through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☒ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☒ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☒ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 13/02/04

Print name: Rob Orr..

+ See chapter 19 for defined terms.

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 13/02/04
Document Ref : 153
Release Time: Immediate
Subject: QRSciences closes capital raising

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9358 5011 Fax: +61 8 9358 5022 e-Mail: info@qrsholdings.com


QRSciences
Holdings Limited

13 February 2004

QRSCIENCES SUCCESSFULLY CLOSES CAPITAL RAISING

QRSciences Holdings Limited (ASX:QRS) announced today that it raised approximately 5 million dollars via an oversubscribed placement and conversion of its convertible notes.

The convertible note facility is now fully retired.

The shares were placed with a group of institutions and sophisticated investors.

The Company will use the funds for ongoing working capital requirements.

About QRSciences Limited

QRSciences Limited is based in Perth, Western Australia and specialises in commercially focused physical sciences R&D. The company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to identify and detect molecular structures.

QR is closely related to Magnetic Resonance Imaging (MRI) which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, lab instrumentation and environmental science applications.

QRSciences Holdings owns 61% of QRSciences Limited.

For further information, please contact:

QRSciences Holdings Limited
Tel: 08 9358 5011
Email: info@qrsholdings.com.
Visit: www.qrsciences.com

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date:30/1/04
Document Ref (QRS Holdings Reference): 151
Release Time: Immediate
Subject Line: Appendix 4C – Quarterly Report

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN	Quarter ended ("current quarter")
27 009 259 876	31 December 2003

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (6months) $A'000
1.1	Receipts from customers		83	83
1.2	Payments for	(a) staff costs	(464)	(1,008)
		(b) advertising and marketing	-	-
		(c) research and development	(348)	(731)
		(d) leased assets	-	-
		(e) other working capital	(319)	(732)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		-	
1.5	Interest and other costs of finance paid		(1)	(1)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(1,049)	(2,389)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,049)**	**(2,389)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) Intellectual property		
	(d) Physical non-current assets	-	-
	(e) other non-current assets	-	(26)
		-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property		
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
		-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	-	(26)
1.14	**Total operating and investing cash flows**	(1,049)	(2,415)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	838	2,897
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	(474)	(1,624)
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	364	1,273
	Net increase (decrease) in cash held	(685)	(1,142)
1.21	Cash at beginning of quarter/year to date	3,765	4,222
1.22	other adjustments		
1.23	**Cash at end of quarter**	3,080	3,080

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	3,080	3,765
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	3,080	3,765

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Company secretary) Date: 30/01/04

Print name: Rob Orr

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 21/1/04
Document Ref : 150
Release Time: Immediate
Subject: QRSciences Bolsters U.S. Revenue

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9265 0020 Fax: +61 8 9265 0021 e-Mail: info@qrsholdings.com


QRSciences
Holdings Limited

21 January 2004

QRSCIENCES BOLSTERS U.S. REVENUE

QRSciences Holdings Limited (ASX:QRS) today announced that its 61% owned subsidiary, QRSciences Limited ("Company") has sold two further prototype QR scanners in North America and will earn revenue of more than A$ 600,000 in FY04 from the sale and ongoing consulting services. The equipment was sold to a U.S. based Fortune 500 company specialising in defence electronics.

The consulting revenue will be generated for the Company through collaborative research and development projects targeting product enhancement and new applications of the Company's technology.

CEO Mr. Kevin Russeth commented that the sale will help fast track product development in the U.S. and more importantly provide the Company ongoing revenue as we gear up for commercial release.

"This marks the early stages of a relationship that we have worked on for almost two years that has enormous potential for the Company." said Mr. Russeth

About QRSciences Limited

QRSciences Limited is based in Perth, Western Australia and specialises in commercially focused physical sciences R&D. The company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to identify and detect molecular structures.

QR is closely related to Magnetic Resonance Imaging (MRI) which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, lab instrumentation and environmental science applications.

For further information, please contact:

QRSciences Holdings Limited
Tel: 08 9265 0020
Email: info@qrsholdings.com.au
Visit: www.qrsciences.com

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9265 0020 Fax: +61 8 9265 0021 e-Mail: info@qrsholdings.com

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 19/1/04
Document Ref : 149
Release Time: Immediate
Subject: Move to 61%

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9265 0020 Fax: +61 8 9265 0021 e-Mail: info@qrsholdings.com


RECEIVED
2005 JAN -6 P 3:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


QRSciences
Holdings Limited

19 January 2004

QRSciences Holdings move to 61% shareholding in subsidiary

QRSciences Holdings Limited (ASX: QRS) today announced it had increased its shareholding in QR Sciences Ltd from 58% to 61%.

QRSciences Holdings Limited Director Mr. Kevin Russeth said that the Company is pleased with the progress of the business and looking forward to a busy and prosperous year in 2004.

"QRSciences Limited is an exciting company and we will continue to build our shareholding when appropriate and as opportunities arise" he said.

About QRSciences Limited

QRSciences Limited is based in Perth, Western Australia and specialises in commercially focused physical sciences R&D. The company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to identify and detect molecular structures. QR is closely related to Magnetic Resonance Imaging (MRI) which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, lab instrumentation and environmental science applications.

For further information, please contact:

QRSciences Holdings Limited
Tel: 08 9265 0020
Email: info@qrsholdings.com.au

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 13/1/04
Document Ref : 148
Release Time: Immediate
Subject: QRSciences Limited Appoint Director

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9265 0020 Fax: +61 8 9265 0021 e-Mail: info@qrsholdings.com


QRSciences
Holdings Limited

13 January 2004

QRSciences Limited Appoint Director

QRSciences Holdings Limited announces that Mr. Kevin Russeth was appointed to the Board of Director's of QRSciences Limited on 7 January 2004.

Mr. Russeth is also CEO of QRSciences Limited.

The Board of Directors of QRSciences Limited remains otherwise unchanged.

For more information about QRSciences Holdings Limited and QRSciences Limited please visit the respective websites at www.qrsholdings.com and www.qrsciences.com

Yours faithfully,

Rob Orr
Company Secretary
(08)9265-0023
rorr@qrsholdings.com

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 29/12/03
Document Ref : 147
Release Time: Immediate
Subject: Release of Escrow

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9265 0020 Fax: +61 8 9265 0021 e-Mail: info@qrsholdings.com


QRSciences
Holdings Limited

29'th December 2003

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

QRSCIENCES HOLDINGS LIMITED
(ASX: QRS)

Dear Sir

In accordance with ASX Listing Rule 3.10A we hereby advise that the following ordinary shares which were issued on the 17 January 2003 in relation to the acquisition through takeover offer of shares in QR Sciences Limited will be released from escrow on 17 January 2004.

31,429,212 fully paid ordinary shares.

Should you have any queries with the above, please do not hesitate to contact Mr Rob Orr.

Yours Sincerely

Rob Orr

Director/Company Secretary
QRSciences Holdings Limited
Tel: +61 8 9265 0020


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 19/12/03
Document Ref : 146
Release Time: Immediate
Title: QRSciences Holdings Ups Stake

JOINT ASX AND MEDIA ANNOUNCEMENT

19 December 2003

QRSciences Holdings ups stake from 51% to 58%

QRSciences Holdings Limited (ASX:QRS) today announced that it has increased its stake in its unlisted subsidiary, QRSciences Limited, from 51 per cent to 58 per cent.

QRS increased its shareholding by subscribing to its full entitlement in a non-renounceable rights issue on the basis of one new share for every three existing shares held in QRSciences Limited.

QRS Director Mr Kevin Russeth said that QRSciences Limited had made significant progress in the commercialisation of its Quadrupole Resonance (QR) scanning technology.

"Over the past fifteen months, QRSciences Limited has achieved significant milestones," Mr Russeth said.

"The major development has been the signing of key licensing agreements with L-3 Communications (NYSE:LLL), Rapiscan (NASDAQ:OSIS) and Lockheed Martin (NYSE:LMT), all of whom are major global suppliers of advanced technology security and screening equipment.

"Other milestones include the acquisition of a worldwide exclusive license over the QR intellectual property owned by British Technology Group (LSX:BGC), the filing of multiple proprietary patents protecting the Company's intellectual property and generating a maiden revenue after several years of R&D."

Mr Russeth also stated: "A combination of QRSciences Limited technology and the recently announced licensing agreements have placed the Company in an excellent position to generate multiple revenue streams from opportunities that exist in Security and Homeland Defence markets around the world.

"Importantly, the QR technology can immediately be added to complement existing scanning technologies utilised in aviation security and the broader security markets.

"Over two years, QRS has built its shareholding in QRSciences Limited. We will continue to take advantage of opportunities to increase our shareholding and remain committed to funding the business when necessary," Mr Russeth said.

About QRSciences Limited

QRSciences Limited is based in Perth, Western Australia and specialises in commercially focused physical sciences R&D. The Company is a world leader in QR, a next generation technology that uses radio waves to non-invasively identify and detect molecular structures. QR is closely related to Magnetic Resonance Imaging ("MRI") which is widely employed in industry and the medical profession. QRSciences Limited has developed commercial applications using proprietary QR techniques with the ability to detect a range of explosives that can present difficulties to currently deployed screening technologies. In addition, the Company continues to further research QR in the area of narcotic detection, pharmaceutical quality control and assurance, material and mineral assay and lab instrumentation.

For more information about QRSciences please contact:
Mr Kevin Russeth on (08) 9351-1200 or email info@qrsciences.com

Visit the QRSciences Limited website at www.qrsciences.com


Sciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 03/12/03
Document Ref : 145
Release Time: Immediate
Title: Appendix 3B new issue

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QRSCIENCES HOLDINGS LIMITED

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	298,507 Fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	13.4 cents for fully paid ordinary shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue to loan note holder being conversion of loan note for cash payment.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 December 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
119,698,061	Fully paid ordinary shares
21,760,000	20 cent options 12 January 2005 expiry
15,753,053	40 cent options 12 January 2006 expiry

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,822,665	Fully paid ordinary shares
		2,909,533	40 cent options 12 January 2006 expiry
		3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale	

+ See chapter 19 for defined terms.

through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☒ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☒ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☒ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 03/12/03

Print name: Rob Orr..

+ See chapter 19 for defined terms.


QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 03/12/03
Document Ref : 144
Release Time: Immediate
Subject: Change of Directors interest

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : QRSCIENCES HOLDINGS LIMITED
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kevin Lee Russeth
Date of last notice	18 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	1 December 2003
No. of securities held prior to change	Indirect- 1,250,465 Fully paid Ordinary shares. Direct- 512,000 Fully paid Ordinary shares. Direct- 1,250,000 Options exercise price 40 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price 60 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price $1.00 expiry date 12 January 2006.
Class	Fully paid ordinary Options to acquire Fully paid Ordinary

+ See chapter 19 for defined terms.

Number acquired	Indirect- 110,000 Fully paid Ordinary shares.
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	16.5 cents per ordinary share
No. of securities held after change	Indirect-1,360,465 Fully paid Ordinary shares. Direct- 512,000 Fully paid Ordinary shares. Direct- 1,250,000 Options exercise price 40 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price 60 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price $1.00 expiry date 12 January 2006.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	.
Interest after change	

+ See chapter 19 for defined terms.

Investor Brief

Kevin Russeth, Chief Executive Officer, QRSciences Ltd

QRSciences continues development with agreement with security screening heavyweight, L-3 Communications

2 December 2003

Investor Brief

QRSciences Holdings Ltd (ASX:QRS) on Tuesday 25 November released to the ASX an announcement made by its 51%-owned subsidiary QRSciences Ltd (QRSciences) regarding QRSciences' new licence agreement with L-3 Communications Security Systems Corporation, a division of L-3 Communications Inc (L-3).

L-3 is a NYSE-listed company that is capitalised at US$4.6 billion. L-3 describes its Security Systems business as providing "non-intrusive, advanced security-screening applications for customers worldwide offering solutions for all levels of baggage and parcel screening".

QRSciences Chief Executive Officer Kevin Russeth, what is the significance of this announcement for QRSciences?

Kevin Russeth

This is an important agreement, along with our existing agreements with Lockheed Martin and Rapiscan, in the development of QRSciences' operations in aviation and homeland security.

L-3 is the largest manufacturer and supplier of X-ray screening systems and metal detectors in the world, with more than 18,000 X-ray systems deployed. Its products are in airports as well as other secure facilities, such as courthouses and government buildings.

You would have gone past or through L-3 systems without even noticing them in airports around the world, including at the domestic airport in Perth, where QRSciences is based.

The licensing agreement that QRSciences and L-3 have signed provides for the parties to co-develop enhanced detection and screening systems that will leverage off L-3's existing systems and expertise and QRSciences' Quadrupole Resonance (QR) technology. We're hopeful that our technology will be retro-fitted to some of L-3's existing product line and that it will also be included in new equipment.

Investor Brief

As a threshold question, what is QR technology?

Kevin Russeth

Without going into too much technical detail, QR works similarly to MRI technology in medicine. It detects 'echoes' that bounce back when you bathe an object in low intensity radio wave pulses. MRI can detect 'echoes' from a brain tumour; QR can detect and differentiate between 'echoes' from a range of very specific explosives.

The 'echo' is unique for every different quadrupolar molecular structure – and there are thousands of them. That provides QRSciences with the potential – down the track – to develop applications for its technology outside of the explosives detection arena.

Investor Brief

Who are the other developers of QR technology and what, if anything, differentiates QRSciences?

Kevin Russeth

Our market research suggests that, globally, one other company is focused on QR – Quantum Magnetics, which is a wholly-owned subsidiary of InVision and is based in San Diego, California.

Both QRSciences and InVision have the same objective, which is to utilise QR technology to increase the level of safety at airports, government buildings and other critical infrastructure.

For some time, InVision and QRSciences have had informal and amicable discussions about the best way to achieve that objective.

Our view is that QRSciences' differentiator is the quality of its proprietary intellectual property and its worldwide exclusive license over the patents developed by QR pioneer John Smith at King's College, London.

Investor Brief

L-3 says that it's the world's largest manufacturer of X-ray scanners and metal detectors. That leads me to ask three questions.

Firstly, how big is the market overall, in terms of the number of facilities using scanning and detection products, the sheer number of units in place and the revenue those units represent?

Secondly, how many units in how many facilities around the world does L-3 have in place?

Thirdly, into how many of those facilities and units will the co-developed QRSciences/L-3 systems go? Will all existing units be replaced or only a proportion?

Kevin Russeth

Our market research indicates that there are upwards of 80,000 screening machines deployed around the world. The cost of existing equipment varies from around US$30,000 up to US$1.1 million.

Following 11 September 2001, L-3 alone accounted for over 18,000 deployed systems. Across the industry, organic growth is running at between 10 and 15 percent a year.

The aim of the licensing agreement is for the co-developed systems to be deployed across a wide range of L-3's existing customer base and new installations.

If you consider the L-3 agreement in isolation, if QRSciences' technology was deployed in less than half of L-3's systems, the Company would derive revenue of more than A$100 million.

Investor Brief

What is the impact of the L-3 agreement on QRSciences' previously announced "technology licensing and strategic marketing" agreements with Lockheed Martin and Rapiscan?

Kevin Russeth

With L-3, QRSciences has another significant partner to assist in rolling out its technology in the homeland security and aviation industries.

QRSciences has attracted high quality customers, two of which collectively control over half of the world's screening market and a third that is one of the world's largest systems integrators.

Each of those groups has the resources and infrastructure to ensure they play major roles as the next generation screening equipment comes on stream.

QRSciences will work with each group in the development of those products.

Investor Brief

You said that you and L-3 will co-develop these detecting and screening systems. I take that as a short way of saying that you will piggyback QR technology onto existing equipment and thereby improve the results that those machines deliver. Is that correct?

Kevin Russeth

Yes, that's correct.

There are a wide variety of devices and substances that need to be detected for the purposes of aviation and homeland security. The TSA is constantly updating and modifying aviation security requirements, which increases the number of items we need to detect.

It is fair to say that, today, no one technology can adequately detect all of the items that need to be covered. That's certainly not what QRSciences' technology represents. But by enhancing our customers' existing systems with QRSciences' technology, you can develop explosive detection and screening systems that, in the first instance, reliably detect an increased range of explosives and, in the second instance, substantially reduce false-positive alarm rates.

The reduction of false alarms is critical. Anyone who's travelled in the US in the last couple of years can tell you that the desire for increased security has meant a corresponding increase in time and inconvenience for passengers. There's a cost aspect to the false alarm problem as well. Additional screeners need to be in place for the hand searches and the extra bodies mean more money spent on the security budget. Because QR is relatively inexpensive, it has the potential to derive cost savings.

It's obviously a balancing act, but we feel that methods that increase the efficiency and the reliability of screening should be welcomed by the regulators, the airline industry and the travelling public.

Investor Brief

What is the "TSA"?

Kevin Russeth

The TSA is the Transportation Security Administration, which was created by the US Government in the aftermath of September 11. The TSA, which now falls under the purview of the US Department of Homeland Security, is the agency responsible for protecting transportation systems.

Part of its role is to certify products and services that help protect those systems. TSA certification is effectively a 'start ticket' if you want to play in the US aviation security market and, effectively, the aviation security industry worldwide.

Investor Brief

How many of the players in this space have TSA certification for their products? Who are those other players?

Kevin Russeth

L-3 and InVision are currently the only companies with fully certified equipment for checked baggage. Companies such as Rapiscan, Smiths Heimann, Lockheed and Reveal Imaging are also working toward that goal.

Presently there is no certification standard for carry-on baggage in the US or anywhere else in the world. The industry expects that the TSA will address this issue in the not too distant future.

Investor Brief

What is the timeframe for development of these enhanced scanning systems? As a sub-question, when will QRSciences derive revenue from this agreement?

Kevin Russeth

We are currently earning revenue – including from the sale of stand alone equipment – but more substantial revenue will flow post development.

Coordinating product development teams and navigating the certification process through the TSA can always slow things down, but we are hopeful that a fully integrated product will be in the market during the 2004 financial year.

QRSciences will derive its revenue growth from additional product sales, consulting and Federal and privately-funded research grants.

Investor Brief

Where will the product development take place?

Kevin Russeth

In relation to L-3, we anticipate the development will happen at QRSciences' Perth facility and at L-3's manufacturing facility in Boston. With Lockheed and Rapiscan, it will, again, most likely be in the US and Perth.

Investor Brief

What are QRSciences' commitments under the L-3 and other agreements in terms of funding and staffing?

Kevin Russeth

Broadly, under each of the agreements QRSciences will provide consulting services at pre-arranged rates, which is a source of immediate revenue for the Company.

Investor Brief

A lot of QRSciences' future appears to be linked with organisations and developments in the United States. Will QRSciences be moving its operations to the US to be closer to its partners and its largest market?

Kevin Russeth

Our time and focus right now is being spent on the commercialisation of the technology.

That said, QRSciences needs a US presence to handle technical customer support and government relations. The efficiencies gained operating in the same time zone and hemisphere would be huge. There is also the important issue of better access to R&D funds, which are more readily available in the US.

In terms of moving operations, QRSciences' long-range strategic planning obviously considers all alternatives. I can confirm that we have no plans to move our R&D away from Perth and have made no decisions otherwise regarding the US – except that we need a presence there.

Regardless, we will always act in the manner that best utilises our shareholders' money and builds shareholder value.

Investor Brief

Finally, Kevin, you're a director of QRSciences Holdings. What are that company's intentions with respect to the 49% of QRSciences that it doesn't own?

Kevin Russeth

QRSciences is a subsidiary of QRSciences Holdings. Over two years, QRSciences Holdings has been building its position in QRSciences.

QRSciences Holdings will continue to take advantage of opportunities to increase its holding.

-ends-

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date:28/11/03
Document Ref : 142
Release Time: Immediate
Subject: Annual General Meeting results

QRSciences Holdings Limited
(ABN 27 009 259 876)
PO Box Z5388 Perth WA 6831 AUSTRALIA
Tel: +61 8 9265 0020 Fax: +61 8 9265 0021 e-Mail: info@qrsholdings.com


QRSciences
Holdings Limited

Australian Stock Exchange
Company Announcement Office
4th Floor, 20 Bridge Street
Sydney NSW

28 November 2003

QRSCIENCES HOLDINGS LIMITED (ASX: QRS)

Dear Sir or Madam

The Board of Directors of QRSciences Holdings Limited ("Company") is pleased to announce that the resolution put to the Company's members at the Annual General Meeting held 27 November 2003 was carried on a show of hands.

In accordance with Section251AA of the Corporations Act 2001, the Company advises that it received proxy votes representing 5,977,486 shares. These were voted on as set out below.

Proxy Voting Summary

Resolution		For	Against	Abstain	Proxy
1	Election of Director – Gregory John Devine	4,153,511	0	207,665	1,616,310

Should you have any queries, please contact Mr Rob Orr, Company Secretary, at the Company's registered office on (08) 9265 0020.

Rob Orr
Company Secretary

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 25/11/03
Document Ref : 141
Release Time: Immediate
Subject: QRSciences enters into agreement with L-3 Communications



25 November 2003

QRSciences link with U.S. screening giant L-3 Communications

QRSciences Limited ("QRS") has entered into a license agreement with L-3 Communications Security Systems Corporation, a subsidiary of L-3 Communications Inc. (LLL:NYSE). Under the terms of this agreement QR Sciences will assist with the integration of its innovative Quadrupole Resonance based explosive detection technology into L-3's existing line of screening products.

L-3 Communications is a worldwide leader in the screening industry and has developed and commercialized a broad-range of high-speed, X-ray and computer tomography (CT) based inspection systems for checked and carry-on baggage, cargo and facility security applications. As part of this agreement, QRS and L-3 will co-develop explosive detection system enhancements that will increase the detection capability, functionality and reliability of some L-3 explosive detection and screening systems. Initial planned product enhancements include the capability for the reliable detection of an increased range of explosives and the reduction of false-positive alarm rates, which continue to hamper the aviation security industry. Once integrated, the companies plan to pursue TSA approval for these enhancements.

About QRSciences Limited

QRSciences Limited is based in Perth, Western Australia and specializes in commercially focused physical sciences R&D. The company is a world leader in Quadrupole Resonance ("QR"), a next generation technology that uses radio frequency spectroscopy techniques to non-invasively identify and detect molecular structures. QR is closely related to Magnetic Resonance Imaging ("MRI") which is widely employed in industry and the medical profession. QRSciences has developed commercial applications using proprietary QR techniques with the ability to detect a range of explosives that can present difficulties to currently deployed screening technologies. In addition the company continues to further research QR in the area of narcotic detection, pharmaceutical quality control and assurance, material and mineral assay and lab instrumentation.

For more information about QRSciences please visit the company's web site at www.qrsciences.com or contact Mr. K.L. Russeth, CEO on +61-8 9351-1200

About L-3 Communications

Headquartered in New York City, L-3 Communications is a leading provider of Intelligence, Surveillance and Reconnaissance (ISR) systems, secure communications systems, aircraft modernization, training and government services and is a merchant supplier of a broad array of high technology products. Its customers include the Department of Defense, Department of Homeland Security, selected U.S. Government intelligence agencies and aerospace prime contractors.

To learn more about L-3 Communications, please visit the company's web site at www.L-3Com.com
For additional information on L-3 Communications Security Systems Corporation visit www.dsxray.com

L-3 Communications Security Systems Corporation provides non-intrusive, advanced security-screening applications for customer's worldwide offering solutions for all levels of baggage and parcel screening. The company is the largest supplier and manufacturer of X-ray screening systems and metal detectors in the world. L-3 Communications Security Systems Corporations customers include the Federal Aviation Administration (FAA), Transportation Security Administration (TSA), and various aviation, law enforcement, maritime and customs agencies.

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 14/11/03
Document Ref : 140
Release Time: Immediate
Title: Appendix 3B

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

QRSCIENCES HOLDINGS LIMITED

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares Options to acquire fully paid ordinary shares at 40 cents expiry 12 Jan 2006
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,792,453 Fully paid ordinary shares 4,727,000 Options to acquire fully paid ordinary shares at 40 cents expiry 12 Jan 2006
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares Options to acquire fully paid ordinary shares, exercise price 40 cents, expiry date 12 Jan 2006

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	11.4 cents, 13 cents and 20 cents for fully paid ordinary shares 2.5 cents for option to acquire fully paid shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue to loan note holders being conversion of loan note for cash payment and as consideration for acquisition of QRSciences share and options in accordance with recent shareholder meeting approval
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 November 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
119,399,554	Fully paid ordinary shares
21,760,000	20 cent options 12 January 2005 expiry
15,753,053	40 cent options 12 January 2006 expiry

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,822,665	Fully paid ordinary shares
		2,909,533	40 cent options 12 January 2006 expiry
		3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale	

+ See chapter 19 for defined terms.

through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☒ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☒ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☒ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 14/11/03

Print name: Rob Orr...

+ See chapter 19 for defined terms.

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date:3/11/03
Document Ref : 138
Release Time: Immediate
Subject: Subsidiary announces new rights issue


QRSciences

3 November 2003

Controlled subsidiary of QRSciences Holdings Limited announces new rights issue

QRSciences Holdings Limited ("Holdings") has been advised by its controlled subsidiary QRSciences Limited ("QRSciences") that QRSciences has resolved to undertake a new rights issue and capital raising.

Although details are to be advised Holdings understands that the new issue will be completed before Christmas and will seek to raise up to $5 Million.

The current rights issue is to be withdrawn after consultation with the :akeover Panel and the provision of undertakings to that effect by QRSciences.

Holdings is fully supportive of QRSciences current management, employees and board of Director's and is pleased with the ongoing development of the QRSciences business.

Holdings will advise ASX once further details of the rights issue become available.

For further information visit www.qrsciences.com or email Kevin Russeth, Chairman, QRSciences Holdings at info@qrsciencesholdings.com

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 31/10/03
Document Ref (QRS Holdings Reference): 139
Release Time: Immediate
Subject Line: Appendix 4C – Quarterly Report

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN	Quarter ended ("current quarter")
27 009 259 876	30 September 2003

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3months) $A'000
1.1	Receipts from customers		-	
1.2	Payments for	(a) staff costs	(543)	(543)
		(b) advertising and marketing	-	-
		(c) research and development	(383)	(383)
		(d) leased assets	-	-
		(e) other working capital	(413)	(413)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		-	
1.5	Interest and other costs of finance paid		(1)	(1)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(1,340)	(1,340)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,340)**	**(1,340)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) Intellectual property		
	(d) Physical non-current assets	-	-
	(e) other non-current assets	(26)	(26)
		-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property		
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
		-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(26)	(26)
1.14	**Total operating and investing cash flows**	(1,366)	(1,366)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	2,059	2,059
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	(1,150)	(1,150)
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	909	909
	Net increase (decrease) in cash held	(457)	(457)
1.21	Cash at beginning of quarter/year to date	4,222	4,222
1.22	other adjustments		
1.23	**Cash at end of quarter**	3,765	3,765

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	3,765	4,222
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	3,765	4,222

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Company secretary) Date: 31/10/03

Print name: Rob Orr

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 09/10/03
Document Ref : 137
Release Time: Immediate
Title: Appendix 3B

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002

Name of entity

QRSCIENCES HOLDINGS LIMITED

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares Options to acquire fully paid ordinary shares at 20 cents expiry 12 Jan 2005
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,946,994 Fully paid ordinary shares 600,000 Options to acquire fully paid ordinary shares at 20 cents expiry 12 Jan 2005
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares Options to acquire fully paid ordinary shares, exercise price 20 cents, expiry date 12 Jan 2005

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	16 to 20 cents for fully paid ordinary shares 7 cents for option to acquire fully paid shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue to loan note holders being conversion of loan note for cash payment and as consideration for services rendered and legal settlement.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 October 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
110,607,101	Fully paid ordinary shares
21,760,000	20 cent options 12 January 2005 expiry
11,026,053	40 cent options 12 January 2006 expiry

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,822,665	Fully paid ordinary shares
		2,909,533	40 cent options 12 January 2006 expiry
		3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale	

+ See chapter 19 for defined terms.

through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☒ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☒ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [x] Cheque attached

- [ ] Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 09/10/03

Print name: Rob Orr...

+ See chapter 19 for defined terms.

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: CLE
HOMEX: Perth
Document Date: 26/09/03
Document Ref : 135
Release Time: Immediate
Subject: Subsidiary announces rights issue



26 September 2003

Controlled subsidiary of QRSciences Holdings Limited announces rights issue

QRSciences Limited a controlled subsidiary of QRSciences Holdings Limited has announced a non-renounceable pro rata entitlement issue on the basis of two new shares for every three existing shares held at the record date at an issue price of 60 cents per new share.

The maximum number of new shares to be allotted and issued pursuant to the Offer Information Statement is 8,333,000. The total number of new shares to be allotted and issued pursuant to this Offer Information Statement will depend upon shareholders participation.

The total amount to be raised pursuant to this Offer Information Statement is up to a maximum of $4,999,800 before costs associated with the Issue. Funds raised after expenses of the offer are to be used firstly for working capital ($1m) and then to repay part of the outstanding secured inter-company receivable between QR Sciences Limited and QRSciences Holdings Limited. To the extent the receivable is not repaid, it will remain secured over the assets of QR Sciences Limited.

QRSciences Holdings Limited welcomes the issue as enabling other shareholders in QR Sciences Limited to contribute to the continued development of the QR Sciences business model in proportion to their shareholding and to assist in removing the financial dependency of QR Sciences Limited on QRSciences Holdings Limited.

The Issue will open for receipt of Applications on 26 September 2003 and will close at 5:00pm (WST) on 17 October 2003. These dates may be varied by the Company in accordance with the Corporations Act 2001. The New Shares are expected to be allotted by no later than 5.00pm (WST) on 27 October 2003.

The issue is not underwritten.

QRSciences Holdings Limited is fully supportive of the issue. QRSciences Holdings Limited has not determined to what extent it will participate in the issue. QRSciences Holdings Limited will however participate at least to the extent required in order to ensure that its majority controlling interest in QR Sciences Limited is maintained.

QRSciences Holdings Limited will make further announcements in relation to the issue once its participation has been determined.

QRSciences Holdings Limited shareholders are not required to take any action.

For further information

Visit: www.qrsciences.com
For further information, please contact: Kevin Russeth, Chairman
QRSciences Holdings Limited; email: krusseth@qrsciences.com

ASX LODGEMENT COVER PAGE

Company: CLEARWATER GROUP LIMITED
Code: CLE
HOMEX: Perth
Document Date: 24/09/03
Document Ref : 134
Release Time: Immediate
Title: Appendix 3B

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002

Name of entity

CLEARWATER GROUP LIMITED

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,300,000 Fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	20 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue as consideration to BTG International Limited for variation in license agreement.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 September 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
108,660,107	Fully paid ordinary shares
21,160,000	20 cent options 12 January 2005 expiry
11,026,053	40 cent options 12 January 2006 expiry

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,822,665	Fully paid ordinary shares
		2,909,533	40 cent options 12 January 2006 expiry
		3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale	

+ See chapter 19 for defined terms.

through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☒ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☒ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☒ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 24/09/03

Print name: Rob Orr...

== == == == ==

+ See chapter 19 for defined terms.

ASX LODGEMENT COVER PAGE

Company: Clearwater Group Limited
Code: CLE
HOMEX: Perth
Document Date:24/09/03
Document Ref : 133
Release Time: Immediate
Subject: Change of Name to QRSciences Holdings Limited


CLEARWATER
GROUP Limited

24 September 2003

Shareholders Approve Name Change to QRSciences Holdings Limited (ASX:QRS)

At a General Meeting today, Clearwater Group Limited **(ASX:CLE)** shareholders overwhelmingly approved a change of name to QRSciences Holdings Limited **(ASX:QRS)**. The Company's ASX code will change to "**QRS**" approximately five business days from today.

The change in name reflects QRSciences Holdings' focus on its 51% controlling interest in QRSciences Limited, a world leader in Quadrupole Resonance (QR) scanning technology.

QR is closely related to Magnetic Resonance Imaging (MRI), which is widely employed in industry and the medical profession.

QRSciences Holdings Chairman Kevin Russeth said that the name change will help deliver a clearer corporate structure and allow us to move forward with a listed vehicle to build the QRSciences brand.

"QRSciences Holdings' primary focus for some time at both a corporate and operational level has been QRSciences Limited. From here on in it will be our only focus" Mr Russeth said.

Mr Russeth added that the seven resolutions put before shareholders were all resoundingly accepted including approval for acquisition of another 3% of QRSciences Limited and a share issuance to key partner BTG. "Our shareholders believe in the company and in management and the 99.9% vote in favour of the resolutions confirms this. The Board thanks all the shareholders for their ongoing support" he added.

"QRSciences Limited's business model is to operate as an R&D and IP licensing house. Licensing income will provide QRSciences Limited with a steady flow of revenue and help leverage the company into additional product development and R&D," Mr Russeth said.

About QRSciences Limited

QRSciences Limited is based in Perth, Western Australia and specialises in commercially focused physical sciences R&D. The company is a world leader in QR applications, a next generation technology that uses radio frequency spectroscopy techniques to identify and detect molecular structures. Applications for the technology include explosive and narcotic detection, protection of secure buildings, pharmaceutical quality control and assurance, lab instrumentation and environmental science applications.

Visit: www.qrsciences.com
For further information, please contact: Kevin Russeth, Chairman
QRSciences Holdings Limited; email: krusseth@qrsciences.com

Issued by Warrick Hazeldine Porter Novelli Tel: 08 9386 1233
Mob: 0417 944 616 whazeldine@wa.porternovelli.com.au

ASX LODGEMENT COVER PAGE

Company: Clearwater Group Limited
Code: CLE
HOMEX: Perth
Document Date:24/09/03
Document Ref :
Release Time: Immediate
Subject: General Meeting results



Australian Stock Exchange
Company Announcement Office
4th Floor, 20 Bridge Street
Sydney NSW

24 September 2003

CLEARWATER GROUP LIMITED (ASX: CLE)

Dear Sir or Madam

The Board of Directors of Clearwater Group Limited ("Company") is pleased to announce that all resolutions put to the Company's members at the General Meeting held 24 September 2003 were carried on a show of hands.

In accordance with Section251AA of the Corporations Act 2001, the Company advises that it received proxy votes representing 40,780,738 shares. These were voted on as set out below.

Proxy Voting Summary

Resolution			For	Against	Abstain	Proxy
1		CLE Change of Name	31,773,948	3,000	22,000	8,981,790
2		Election of Director - R Orr	31,375,948	0	3,000	9,401,790
3		Previous CLE Share Issues	31,268,688	10,500	24,000	9,477,550
4		CLE Share Issue - General	31,696,188	3,000	24,000	9,057,550
5	(i)	CLE Share & Options Issue - Davstock	31,249,188	0	54,000	9,477,550
	(ii)	CLE Share & Options Issue - McNamara & Cheng	31,249,188	0	54,000	9,477,550
6		CLE Share Issue - BTG	31,249,188	0	54,000	9,477,550
7	(i)	CLE Share Issue - Loan Note Holders - Various	30,275,743	3,000	1,024,445	9,477,550
	(ii)	CLE Share Issue - Loan Note Holders - K Russeth	29,922,788	3,000	1,377,400	9,477,550
	(iii)	CLE Share Issue - Loan Note Holders - G Devine	31,224,188	3,000	76,000	9,477,550

Should you have any queries, please contact Mr Rob Orr, Company Secretary, at the Company's registered office on (08) 9265 0020.

Rob Orr
Company Secretary


CLEARWATER
GROUP Limited

ASX LODGEMENT COVER PAGE

Company: CLEARWATERGROUP LIMITED
Code: CLE
HOMEX: Perth
Document Date:18/09/03
Document Ref (Clearwater Reference): 131
Release Time: Immediate
Subject: Change of Directors interest

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : CLEARWATER GROUP LIMITED
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kevin Lee Russeth
Date of last notice	8 August 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	12 September 2003
No. of securities held prior to change	Indirect- 1,119,465 Fully paid Ordinary shares. Direct- 412,000 Fully paid Ordinary shares. Direct- 1,250,000 Options exercise price 40 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price 60 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price $1.00 expiry date 12 January 2006.
Class	Fully paid ordinary Options to acquire Fully paid Ordinary

+ See chapter 19 for defined terms.

Number acquired	Indirect- 131,000 Fully paid Ordinary shares. Direct- 100,000 Fully paid Ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	19 cents per ordinary share
No. of securities held after change	Indirect-1,250,465 Fully paid Ordinary shares. Direct- 512,000 Fully paid Ordinary shares. Direct- 1,250,000 Options exercise price 40 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price 60 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price $1.00 expiry date 12 January 2006.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX LODGEMENT COVER PAGE

Company: CLEARWATER GROUP LIMITED
Code: CLE
HOMEX: Perth
Document Date: 12/09/03
Document Ref : 130
Release Time: Immediate
Title: Appendix 4E

Appendix 4E

Preliminary final report

Name of entity

Clearwater Group Limited

ABN

26 009 259 876

Financial year ended

30 June 2003

Results for announcement to the market

				$A'000
Revenues from ordinary activities	down	37%	to	342
Loss from ordinary activities after tax attributable to members	up	198%	to	(2,355)
Net Loss for the period attributable to members	up	198%	to	(2,355)

Dividends	Amount per security	Franked amount per security
Final dividend Interim dividend	Nil	Nil¢
Previous corresponding period	Nil¢	Nil¢

Record date for determining entitlements to the dividend.

N/A

Brief explanation of any of the figures reported above:

The loss for the year increased significantly from the prior year due to the consolidation of the loss of QRSciences Limited ("QRSciences") for the six month period from 1 January 2003 to 30 June 2003.

Consolidated Statement of Financial Performance

	2003 $'000	2002 $'000
Revenues from ordinary activities	342	546
Expenses from ordinary activities	(4,005)	(1,225)
Borrowing costs	-	(110)
Profit (loss) from ordinary activities before tax	**(3,663)**	**(789)**
Income tax on ordinary activities	-	-
Profit (loss) from ordinary activities after tax	**(3,663)**	**(789)**
Profit (loss) from extraordinary items after tax	-	-
Net profit (loss)	**(3,663)**	**(789)**
Net profit (loss) attributable to outside equity interests	**(1,308)**	-
Net profit (loss) for the period attributable to members	**(2,355)**	**(789)**
Total changes in equity not resulting from transactions with owners as owners	**(2,355)**	**(789)**

Consolidated Statement of Financial Position

	2003 $'000	2002 $'000
Current assets		
Cash	4,221	420
Other	43	-
Total current assets	**4,264**	**420**
Non-current assets		
Receivables	-	200
Investments	528	3,013
Intellectual Property	29,538	-
Other property, plant and equipment (net)	339	7
Total non-current assets	**30,405**	**3,220**
Total assets	**34,669**	**3,640**
Current liabilities		
Payables	1,803	135
Interest bearing liabilities	3,818	-
Total current liabilities	**5,621**	**135**
Non-current liabilities		
Other	-	-
Total non-current liabilities	-	-
Total liabilities	**5,621**	**135**
Net assets	**29,048**	**3,505**
Equity		
Capital/contributed equity	20,681	5,479
Retained profits (accumulated losses)	(4,329)	(1,974)
Equity attributable to members of the parent entity	**16,352**	**3,505**
Outside equity interests in controlled entities	12,696	-
Total equity	**29,048**	**3,505**

Consolidated Statement of Cash Flows

	2003 $'000	2002 $'000
Cash flows related to operating activities		
Receipts from customers	318	519
Payments to suppliers and employees	(4,028)	(1,024)
Interest and other items of similar nature received	23	28
Interest and other costs of finance paid	(1)	(110)
Other	-	-
Net operating cash flows	**(3,688)**	**(587)**
Cash flows related to investing activities		
Payment for purchases of property, plant and equipment	(31)	(3)
Payment for purchases of equity investments	(100)	(2,503)
Loans to other entities	(1,090)	(200)
Loans repaid by other entities	-	10
Other	-	-
Net investing cash flows	**(1,221)**	**(2,696)**
Cash flows related to financing activities		
Proceeds from issues of securities (shares, options, etc.)	4,860	3,754
Proceeds from borrowings	3,800	-
Other	-	(411)
Net financing cash flows	**8,660**	**3,343**
Net increase (decrease) in cash held	3,751	60
Cash at beginning of period	420	394
Consolidation adjustments	50	(34)
Cash at end of period	**4,221**	**420**

Dividends

No dividend has been declared and no dividend payment has been made during this year.

Dividend Reinvestment Plan

There is no dividend re-investment plan in operation.

Ratios

Earnings per security (EPS)	2003 $'000	2002 $'000
Basic EPS	($0.04)	($0.09)
Diluted EPS	($0.03)	($0.09)

Net Tangible Asset backing	2003 $'000	2002 $'000
Net tangible asset backing per ordinary security	$0.00	$0.13

Notes to the Consolidated Statement of Financial Performance

Revenue and expenses from ordinary activities

	2003 $'000	2002 $'000
Revenue from ordinary activities		
Revenue from services and goods	318	518
Interest revenue	24	28
Total	342	546
Expenses		
Movement in inventories	-	(4)
Inventories purchased	140	105
Trading expenses	-	64
Employee benefits expense	1,333	405
Rental expenses	107	90
Consulting	436	220
Travel	139	46
Diminution of investment	-	65
Legal expense	698	108
License Fee	415	-
Patent costs	131	-
Other expenses	537	117
Depreciation and amortisation excluding amortisation of intangibles	69	9
Total	4,005	1,225

Notes to the Consolidated Statement of Financial Position

Consolidated retained profits

	2003 $'000	2002 $'000
Retained profits (accumulated losses) at the beginning of the financial period	(1,974)	(1,185)
Net loss attributable to members	(2,355)	(789)
Dividends and other equity distributions paid or payable	-	-
Retained profits (accumulated losses) at end of financial period	**(4,329)**	**(1,974)**

Reconciliation of net cash provided by operating activities to operating profit after income tax

	2003 $'000	2002 $'000
Operating loss after income tax	(3,663)	(789)
Loss on deconsolidation	-	124
Depreciation	68	3
Provision for diminution in investment	-	65
Loss on disposal of investment	-	22
Increase /(Decrease) in creditors	(152)	(44)
Increase/(Decrease) in provisions	46	-
(Increase)/Decrease in trade debtors	13	32
Net cash provided by operating activities	**(3,688)**	**(587)**

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	2003 $'000	2002 $'000
Cash on hand and at bank	4,221	420
Total cash at end of period	**4,221**	**420**

Control gained over entities having material effect

Name of entity: QRSciences Limited	The Company acquired a 48% interest in QRSciences effective 1 January 2003 as a result of a takeover bid. Clearwater Group Limited consolidated the results of QRSciences from 1 January 2003. QRSciences contributed a loss of $2,514,876 to the consolidated loss from ordinary activities for the year of $3,663,181.

Commentary on the results for the period

On 5 September 2002 Clearwater, announced a takeover bid for QRSciences. Under the terms of the bid QRSciences shareholders were offered 5 Clearwater fully paid ordinary shares and one Clearwater 40 cent option for every ordinary fully paid QRSciences share. The takeover bid was closed on 30 December 2002 and the company announced that it had secured approximately 48% shareholding in QRSciences.

At the General Meeting held 12 December 2002, the shareholders approved the change of business activities to focus on its cornerstone investment in QRSciences and the development of its exp losive detection technology Quadrupole Resonance.

Consolidated Result

The loss after tax attributable to members for the year ended 30 June 2003 of $2.3 million was up 198% on the previous year due to the consolidation of the results from QRSciences for the half year from 1 January 2003. Revenue for the period of $0.3 million was generated from sales and consulting expertise provided by QRSciences to its partners.

Expenditure within the consolidated entity related to the corporate expenditure incurred within Clearwater and expenditure within QRSciences in maintaining the staff and overhead associated with the Research and Development facility and in particular the costs of patent filing associated with lodging several patents over inventions and legal and corporate expense associated with the negotiation of several contracts to license QRSciences technology.

Statement of Financial Position, Cash Flow

The consolidation of QRSciences had a material effect on the Statement of Financial Position. The acquisition of the investment in QRSciences was reflected at a cost of $29 million. This cost reflects the value of the intellectual property associated with the acquisition of QRSciences.

During the year Clearwater raised approximately $4.8 million from equity issues. These funds were used largely to provide working capital to QRSciences via a loan secured over the intellectual property of QRSciences. In addition to equity issues Clearwater secured additional funding from an unconditional Convertible Loan Note Facility for $3.8 million from private investors.

Investment in QRSciences

QRSciences is a research and development company headquartered in Western Australia. The Company is concentrating on commercialising applications that it has developed using Quadrupole Resonance (QR). QR is a powerful substance detection technology that can probe a target and identify certain molecular structures through their unique QR signatures. QR can detect a range of explosives and has potential applications in the detection of narcotics, biochemical agents and pharmaceuticals.

In the Financial year ended 30 June 2003 QRSciences has made considerable progress. Over the last twelve months QRSciences has lodged several patents over inventions and has secured an exclusive worldwide license over another significant patent portfolio in our field. In addition QRSciences is undertaking discussions in relation to cross-licensing issues that may affect the practise of the Company's QR patents in some countries.
QRSciences has achieved two major milestones in 2003. In March 2003 QRSciences announced that it had licensed its intellectual property to a significant global participant in the Aviation security market. Our partner is principally engaged in the development, manufacture, and integration of advanced technology products and services. The agreement is for the assessment, development, integration, and marketing of QRSciences' technology. On 30 June 2003, a second licensing agreement was announced with another global leader in the manufacture, distribution and sale of security products and threat detection technology. Under this second licensing agreement, systems will be developed to utilise QR in new as well as existing products.
QRSciences is also in discussions with other interested Companies and Domestic and International Governmental Departments to develop various applications for the technology. QRSciences achieved its first revenues during the year.

Events Subsequent to Reporting Date

Since the end of the Financial Year, the Consolidated entity has:

a) Clearwater raised via placement and partial call of its convertible note facility approximately $2 million. The securities were placed with institutions, fund managers and sophisticated investors.

b) Clearwater has extended its secured Loan Facility to QRSciences by a further $1 million to a total of $4.7 million. The existing facility has been varied such that the total amount is repayable on or before 31 December 2003.

c) Clearwater and QRSciences have entered into an agreement with UK based BTG International Limited ("BTG") to vary the terms of the license agreement between QRSciences and BTG in light of the Company's increased shareholding in QRSciences. Additionally, the Company has negotiated more favourable license terms for QRSciences. In consideration for this agreement the Company will issue 5,300,000 Clearwater shares to BTG at an issue price of 20 cents. The share issue is subject to shareholder approval at a general meeting to be held 24 September 2003.

d) Clearwater acquired a further 3% in QRSciences by way of agreements with existing QRSciences shareholders subject to approval by Clearwater shareholders at a general meeting to be held 24 September 2003.

e) Clearwater has proposed a name change to QRSciences Holdings Limited. The proposed new stock code is "QRS". The name change is subject to approval by Clearwater shareholders at a general meeting to be held 24 September 2003.

f) QRSciences has been selected with its partners to progress a series of White Papers on innovations that the company's have made in the field of explosives detection with the **Technical Support Working Group (TSWG)** of the Interagency Terrorism Working Group, which is managed by the U.S. Department of Defense and serves a broad cross section of U.S. federal government departments and agencies.

Annual meeting

The annual meeting will be held as follows:

Place	To be advised
Date	To be advised
Time	To be advised
Approximate date the annual report will be available	15 October 2003

Compliance statement

This report is based on accounts which have not yet been audited. The audit is currently being completed and the audit report will be available with the Company's annual report.

Sign here: (Director/Company Secretary) Date: 12 September 2003

Print name: Rob Orr

ASX LODGEMENT COVER PAGE

Company: CLEARWATER GROUP LIMITED
Code: CLE
HOMEX: Perth
Document Date: 8/09/03
Document Ref : 129
Release Time: immediate
Title: Appendix 3B

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CLEARWATER GROUP LIMITED

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,687,500 Fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	16 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue to loan note holders being conversion of loan note.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 September 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
103,360,107	Fully paid ordinary shares
21,160,000	20 cent options 12 January 2005 expiry
11,026,053	40 cent options 12 January 2006 expiry

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,822,665	Fully paid ordinary shares
		2,909,533	40 cent options 12 January 2006 expiry
		3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale	

+ See chapter 19 for defined terms.

through a broker)? | |

33 +Despatch date | |

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☒ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☒ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☒ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 8/09/03

Print name: Rob Orr..

== == == == ==

+ See chapter 19 for defined terms.


CLEARWATER

Clearwater Group Limited
ABN 27 009 259 876

Appointment of Corporate Representative

Section 250D of the Corporations Act 2001

This is to certify that by a resolution of the Directors of:

.... (Company),
Insert name of shareholder company

the Company has appointed:

....,
Insert name of corporate representative

in accordance with the provisions of section 250D of the Corporations Act 2001, to act as the body corporate representative of that company at the meeting of the members of Clearwater Group Limited to be held on Wednesday, 24 September 2003 and at any adjournments of that meeting.

DATED 2003

Executed by the Company)
in accordance with its constituent documents)

....	....
Signed by authorised representative	Signed by authorised representative
....	....
Name of authorised representative (print)	Name of authorised representative (print)
....	....
Position of authorised representative (print)	Position of authorised representative (print)

INSTRUCTIONS FOR COMPLETION

1. Insert name of appointor Company and the name or position of the appointee (eg "John Smith" or "each director of the Company").
2. Execute the Certificate following the procedure required by your Constitution or other constituent documents.
3. Print the name and position (eg director) of each company officer who signs this Certificate on behalf of the company.
4. Insert the date of execution where indicated.
5. Send or deliver the Certificate to Clearwater Group Limited's registered office at Level 32, Exchange Plaza, 2 The Esplanade, Perth WA 6000, or fax the Certificate to the registered office at (08) 9265 0021.

P/176727/1


CLEARWATER

Clearwater Group Limited
ABN 27 009 259 876

Proxy Form

1 SHAREHOLDER

Name, address and daytime telephone number of shareholder of Clearwater Group Limited

Name ....

Address ....

....

Daytime phone no ....

2 APPOINTS

Insert here the name of the person you wish to appoint as proxy; **shareholders cannot appoint themselves.**

Name of proxy – please print

....

OR, if no person is named, the **Chairman** of the meeting to vote in accordance with the following directions or, if no directions have been given, as the Proxy (other than the Chairman) sees fit at the General Meeting of the Company to be held on **24 September 2003** commencing at **10.00am** WST and at any adjournment thereof.

If you appoint the Chairman as your proxy, but do not wish to direct your proxy how to vote on a Resolution, you must place a mark in the box below headed "Proxy's Discretion" in respect of that Resolution. By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

If you appoint the Chairman as your proxy, but do not mark any box, the Chairman will be unable to exercise your proxy vote.

If you appoint the Chairman as your proxy and place a mark in any box below headed "Proxy's Discretion", the Chairman intends to exercise your proxy to vote in favour of that Resolution.

3 SIGNATURE OF SHAREHOLDER(S)

All single or joint holders of shares must sign this form.

Signature	Signature	Signature

or in the case of a company

Date

The **COMMON SEAL** of the company is affixed in accordance with its constitution in the presence of:/Executed by the company by its duly authorised officers in accordance with sub-section 127 of the Corporations Act 2001:*)

.... Signature of Director

.... Name of Director (Print)

.... Signature of Director/Secretary

.... Name of Director/Secretary (Print)

or signed by .... under Power of Attorney on behalf of the company.

* *delete as appropriate*

This proxy form must be signed by the shareholder and, in the case of joint shareholders, by each of the joint shareholders. In the case of a corporation, this proxy form must be executed in accordance with section 127 of the Corporations Act 2001. In the case of a Sole Director/Secretary company, please indicate "Sole Director". If this proxy form is signed under Power of Attorney the original Power of Attorney (or a copy certified as a true copy by statutory declaration) must be forwarded with the proxy form.

P/176726/1

4 PROXY'S VOTING INSTRUCTIONS (OPTIONAL) ⇨

	FOR	AGAINST	ABSTAIN	PROXY'S DISCRETION
1 CLE Change of Name				
2 Election of Director – R Orr				
3 Previous CLE Share Issues				
4 CLE Share Issue – General				
5 CLE Share and Options Issue –				
(i) Davstoc				
(ii) McNamara & Cheng				
6 CLE Share Issue – BTG				
7 CLE Share Issue – Loan Note Holders				
(i) Various				
(ii) K Russeth				
(iii) G Devine				

If you wish to direct your proxy how to vote, place a mark on the appropriate box. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the number of shares you wish to vote in the appropriate box. The direction will be invalid if a mark is made against more than one box for a particular item, or, if you have split your direction, if the total shareholding shown in "FOR", "AGAINST", "ABSTAIN" and "PROXY'S DISCRETION" boxes is more than your total shareholding on the share register. Each person who attends the meeting is entitled to one vote only on a show of hands. A person who holds proxies for more than one shareholder cannot vote on a show of hands if he or she holds proxies directing him or her to vote both for and against a resolution.

5 APPOINTMENT OF A SECOND PROXY (OPTIONAL)

If you want to appoint two proxies you may state here the percentage of your voting rights applicable to this proxy form. If you do not specify a particular percentage, each proxy is entitled to exercise 50% of your voting rights applicable to this proxy form.

[%]

A shareholder is entitled to appoint up to two persons (whether shareholders or not) to attend the meeting and vote as proxies. If you wish to appoint two proxies please either photocopy the proxy form or telephone Mr Rob Orr on (08) 9265 0020 to obtain a second form. Both forms should be completed with the nominated percentage of your voting rights on each form. Please return the proxy forms together.

Important Information

Deadline for Receipt of proxies To be effective, a completed proxy form together with the power of attorney (if any) under which it is signed, must be received by the Company at its registered office not less than 48 hours before the appointed time of the General Meeting ie. no later than 10.00am WST on Monday, 22 September 2003.

Destination of Completed Proxy Form Once the Proxy Form is completed and all details checked by you, the form is to be sent or delivered to the Company's registered office at Level 32, Exchange Plaza, 2 The Esplanade, Perth WA 6000 or sent by facsimile to the registered office on (08) 9265 0021.

For Further Information If you need any further information about this form or attendance at the Company's General Meeting, please contact Mr Rob Orr, Company Secretary on (08) 9265 0020.



Circular to Shareholders

including

Notice of General Meeting

Explanatory Statement

Proxy Form

Clearwater Group Limited
ABN 27 009 259 876

General Meeting to be held at
The Vigneron Room, Novotel Vines Resort
Verdelho Drive, The Vines, Western Australia
on Wednesday, 24 September 2003 commencing at 10.00am WST

This document is important and should be read in its entirety.
If, after reading this document, you have any questions or doubts as to how you should vote, you should contact your stockbroker, solicitor, accountant or other professional adviser.



Corporate Directory

Directors	Kevin Lee Russeth (Chairman) Gregory John Devine Timothy Hanley Koster William Robert Orr
Secretary	William Robert Orr
Registered Office	Level 32 Exchange Plaza 2 The Esplanade Perth WA 6000 Telephone: (08) 9265 0020 Facsimile: (08) 9265 0021 Email: info@clearwatergroup.com.au Website: www.clearwatergroup.com.au
Auditor	Moore Stephens BG Chartered Accountants Level 3 12 St Georges Terrace Perth WA 6000
Corporate Advisers	Poynton and Partners Level 25 Exchange Plaza 2 The Esplanade Perth WA 6000 Level 29 Governor Philip Tower 1 Farrer Place Sydney NSW 2000
Share Registry	ComputerShare Investor Services Pty Limited Level 2 45 St Georges Terrace Perth WA 6000
ASX Code	CLE (fully paid ordinary shares) CLEO (Jan 2005 options) CLEOA (Jan 2006 options)



Notice of General Meeting

A general meeting of shareholders of the Company will be held at The Vigneron Room, Novotel Vines Resort, Verdelho Drive, The Vines, Western Australia on Wednesday, 24 September 2003 commencing at 10.00am WST to consider the following resolutions.

1 Change of Name

To consider and, if thought fit, pass the following resolution as a **special resolution**:

> That, for all purposes, the name of the Company be changed to "QRSciences Holdings Limited" and, accordingly, the Constitution be modified by deleting the words "Clearwater Group Limited" wherever it appears and inserting "QRSciences Holdings Limited" in their place.

2 Election of Director - Mr William Robert Orr

To consider and, if thought fit, pass the following resolution as an **ordinary resolution**:

> That, for all purposes, Mr William Robert Orr, who was appointed to the Board since the last general meeting of the Company, is elected as a Director.

3 Ratification of Previous Issues of Clearwater Shares

To consider and, if thought fit, pass the following resolution as an **ordinary resolution**:

> That, for all purposes, the Shareholders ratify the allotment and issue of Clearwater Shares to the parties, for the purposes and on the terms set out in the Explanatory Statement.

4 Issue of Clearwater Shares – General

To consider and, if thought fit, pass the following resolution as an **ordinary resolution**:

> That, for all purposes, the Shareholders approve the issue of up to 35 million Clearwater Shares for the purposes and on the terms set out in the Explanatory Statement.

5 Issue of Clearwater Shares and Options – Davstoc Investments and McNamara & Cheng Investments

To consider and, if thought fit, pass the following resolutions as separate and independent **ordinary resolutions**:

> That, for all purposes, the Shareholders authorise the issue by the Company of:
>
> (i) 4,060,000 Clearwater Shares and 4,662,000 Clearwater Options to Davstoc Investments Pty Ltd; and
>
> (ii) 325,000 Clearwater Shares and 65,000 Clearwater Options to McNamara & Cheng Investments Pty Ltd,
>
> for the price, on the terms and for the purposes set out in the Explanatory Statement.



6 Issue of Clearwater Shares – BTG International

To consider and, if thought fit, pass the following resolution as an **ordinary resolution**:

> That, for all purposes, the Shareholders authorise the issue by the Company of 5,300,000 Clearwater Shares to BTG International Limited for the price, on the terms and for the purposes set out in the Explanatory Statement.

7 Issue of Clearwater Shares – Loan Note Holders

To consider and, if thought fit, pass the following resolutions as separate and independent **ordinary resolutions**:

> That, for all purposes, the Shareholders approve:
>
> (i) the terms of conversion contained in the convertible loan facility whereby noteholders can elect to convert their notes into Shares;
>
> (ii) the participation by Mr Kevin Russeth (or his eligible associate) as a holder of convertible loan notes in the above conversion; and
>
> (iii) the participation by Mr Greg Devine (or his eligible associate) as a holders of convertible loan notes in the above conversion,
>
> in accordance with the terms set out in the Explanatory Statement.

Voting Exclusions

For the purposes of:

(a) (**resolution 3**): Listing Rule 7.5, the Company will disregard any votes cast on resolution 3 by any person who received Clearwater Shares and their associates;

(b) (**resolutions 4, 5 and 6**): Listing Rule 7.3, the Company will disregard any votes cast on:

- (i) resolution 4 by any person who may participate in the proposed issue and any person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed, and any of their associates;
- (ii) resolution 5(i), by Davstoc Investments Pty Ltd and any of its associates;
- (iii) resolution 5(ii), McNamara and Cheng Investments Pty Ltd, and any of their respective associates; and
- (iv) resolution 6 by BTG International Limited and any of its associates;

(c) (**resolution 7**): Listing Rules 7.3 and 10.13, the Company will disregard any votes cast on:

- (i) resolution 7(i), by any person who participated in the proposed issue and any person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed;
- (ii) resolution 7(ii), by Mr Kevin Russeth; and
- (iii) resolution 7(iii), by Mr Greg Devine,

and any of their respective associates,

unless cast by a person as proxy for a person who is entitled to vote (in accordance with the directions on the proxy form) or a person chairing the meeting as proxy for a person who is entitled to vote (in accordance with a direction on the proxy form to vote as the proxy decides).



Explanatory Statement

The Explanatory Statement accompanying this Notice of General Meeting is incorporated in and comprises part of this Notice of General Meeting.

Shareholders are specifically referred to the Glossary in the Explanatory Statement which contains definitions of capitalised terms used both in this Notice of General Meeting and Explanatory Statement.

"Snap-Shot" Time

The Company is permitted to specify a time, not more than 48 hours before the meeting, at which a "snap-shot" of Shareholders will be taken for the purposes of determining Shareholder entitlements to vote at the meeting.

The Company's directors have determined that all Clearwater Shares that are quoted on ASX at 5.00am WST on 23 September 2003 shall, for the purposes of determining voting entitlements at the General Meeting, be taken to be held by the persons registered as Shareholders at that time.

Proxies

Please note that:

(a) a member of the Company entitled to attend and vote at the General Meeting is entitled to appoint a proxy;

(b) a proxy need not be a member of the Company; and

(c) a member of the Company entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.

The enclosed proxy form provides further details on appointing proxies and lodging proxy forms.

Corporate Representative

Any corporate Shareholder who has appointed a person to act as its corporate representative at the meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company's representative. The authority may be sent to the Company and/or registry in advance of the meeting or handed in at the meeting when registering as a corporate representative. An Appointment of a Corporate Representative form is enclosed if required.

By Order of the Board of Directors

Rob Orr
Company Secretary
Clearwater Group Limited

28 August 2003

This page left blank intentionally.



Explanatory Statement

This Explanatory Statement has been prepared for the information of Shareholders in connection with business to be conducted at a general meeting to be held on Wednesday, 24 September 2003 commencing at 10.00am WST.

The purpose of this Explanatory Statement is to provide Shareholders with all information known to the Company which is material to a decision on how to vote on the resolutions in the accompanying Notice of General Meeting.

This Explanatory Statement should be read in conjunction with the Notice of General Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary.

1. The Resolutions

1.1 Resolution 1
Change of Name

It is proposed that the Company change its name from "Clearwater Group Limited" to "QRSciences Holdings Limited". This change will not, in itself, affect the legal status of the Company nor any of its assets or liabilities.

Section 157 of the Corporations Act requires shareholder approval for a change of name by special resolution.

The Directors believe that the proposed new name will better reflect the Company's business direction.

1.2 Resolution 2
Election of Director – Mr William Robert Orr

Clause 52.2 of the Constitution requires that any Director appointed by the Board as an addition to the Board must retire at the next General Meeting following his or her appointment, but is eligible for re-election at that General Meeting.

Rob Orr was appointed to the Board as an executive director on 31 January 2003.

Rob has worked within a broad range of sectors including technology and manufacturing having worked for six years with Coopers & Lybrand in both the audit and company taxation divisions.

Since 1993, Rob has held the position of company secretary/chief financial officer in a number of listed and unlisted entities with overall responsibility for corporate finance, financial reporting and ASX/Corporations Act compliance. In this capacity, he has successfully overseen corporate re-organisations and acquisitions in addition to managing equity issues and advising on other corporate matters.

1.3 Resolution 3
Ratification of Previous Issues of Clearwater Shares

In the previous 12 months, the Company has issued Clearwater Shares.

Listing Rule 7.1 provides that a company must not, without the prior approval of shareholders, issue securities if the securities will in themselves or when aggregated with the securities issued by



a company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

Listing Rule 7.4 states that an issue by a company of securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 and the company's members subsequently approve it.

Under this resolution, the Company seeks from Shareholders approval for and ratification of, the issues of securities set out below so as to limit the restrictive effect of Listing Rule 7.1 on any further issues of securities in the next 12 months.

Number of Shares	Recipient	Purpose
1,960,000	Various sophisticated investor clients of licensed financial services dealer, Poynton and Partners who applied for loan notes under the Loan Note Facility detailed in the Prospectus.	Payment of a 10% facility fee under the terms of the Loan Note Facility.
560,000	Poynton and Partners	Payment of corporate advisory fees for work performed during the takeover bid for QRSciences, the change of business of the Company and assistance with the associated capital raising and prospectus.
250,000	Mulloway Pty Ltd, one of the applicants under the Loan Note Facility which has converted its application in full.	Conversion of application into Clearwater Shares under the terms of the Loan Note Facility.
6,569,000	Various sophisticated investors as determined by the Company taking into account a number of factors, including the subscriber having a long term commitment to the Company.	To further fund the QRSciences day to day working capital requirements for commercialisation of its technology through Clearwater's loan facility with QRSciences and to provide working capital for the Company .

The issue price of the Clearwater Shares was 20 cents for the loan note applicants and Poynton and Partners and 17 cents for the sophisticated investor placement. The Clearwater Shares are fully paid and rank equally with the existing Clearwater Shares and are otherwise on the terms stated in Annexure A.

The Board believes that the ratification of the above Clearwater Share issues is beneficial for the Company and recommends Shareholders vote in favour of the resolution. It will allow the Company to retain the flexibility to issue further securities representing up to 15% of the Company's share capital during the next 12 months.



1.4 Resolution 4
Issue of Clearwater Shares – General

The Company proposes to issue up to 35 million Clearwater Shares at an issue price which is at least 80% of the weighted average market price on ASX of existing Clearwater Shares. The issue of these Clearwater Shares will be equal to approximately 23% of the Company's fully-diluted share capital assuming no further issues of securities by the Company.

The purpose of the issue is to provide sufficient working capital for the Company and to enable the Company to continue to fund its subsidiary, QRSciences. The funds provided to QRSciences will be used to fund day to day working capital requirements to enable the commercialisation of its technology to proceed as quickly as possible.

As set out above, Listing Rule 7.1 provides generally that a company may not issue shares or options to subscribe for shares equal to more than 15% of the company's issued share capital in any 12 months without obtaining shareholder approval. Resolution 4 seeks this approval.

The Clearwater Shares shall be allotted and issued as soon as possible but, in any case, not later than 3 months after the date of Shareholder approval to those parties determined by the Company having regard to the level of demand for the Clearwater Shares, the identification of investors with a long term commitment to the Company and other factors the Company may consider appropriate. The identity of the investors is unknown at this stage.

It is anticipated that the Clearwater Shares will be alloted progressively. However, the exact dates of allotment are unknown at this stage.

The Clearwater Shares will be issued on terms and conditions set out in Annexure A.

The Board believes that the proposed issue is beneficial for the Company and recommends Shareholders vote in favour of the resolution. It will allow the Company to implement its intentions in respect of QRSciences and to retain the flexibility to issue further securities representing up to 15% of the Company's share capital during the next 12 months.

1.5 Resolution 5
Issue of Clearwater Shares and Options

Under this resolution, the Company seeks approval for two intended share and option issues.

(i) Davstoc Investments Pty Ltd

The Company has entered into an agreement to purchase 662,000 QRSciences Shares in return for the issue of 3,310,000 Clearwater Shares at an issue price of 20 cents each and the issue of 662,000 Clearwater Options at an exercise price of 40 cents per Share. The agreement is subject to, among other things, Shareholder approval for the share issue.

The Company has also offered to purchase 4,000,000 options to acquire QRSciences shares in return for the issue of 750,000 Clearwater Shares at an issue price of 20 cents each and the issue of 4,000,000 Clearwater Options at an exercise price of 40 cents per Share. The agreement is subject to, among other things, Shareholder approval for the issues.

A total of 4,060,000 Clearwater Shares will be issued. Each 1,015,000 of these Clearwater Shares will be subject to escrow and a corresponding trading lock on ASX for 90, 180, 270 and 360 days, respectively, from their allotment date.



A total of 4,662,000 Clearwater Options will be issued. They will be freely tradeable and not subject to escrow.

(ii) McNamara & Cheng Investments Pty Ltd

The Company has entered into an agreement to purchase 65,000 QRSciences shares in return for an issue of 325,000 Clearwater Shares at an issue price of 20 cents each and the issue of 65,000 Clearwater Options at an exercise price of 40 cents per Share. The agreement is subject to, among other things, Shareholder approval for the share issue.

The Clearwater Shares will be subject to escrow and a corresponding holding lock on ASX until 17 January 2004. Each Clearwater Option will be freely tradeable and not subject to escrow.

As noted above, under Chapter 7 of the Listing Rules, there are limitations on the capacity of the Company to enlarge its capital by the issue of equity securities.

Listing Rule 7.1 provides generally that a company may not issue shares or options to subscribe for shares equal to more than 15% of the company's issued share capital in any 12 months without obtaining shareholder approval.

The above intended share and option issues:

(a) will be completed as soon as possible but in any case, no later than 3 months after the date of Shareholder approval;

(b) will be allotted to Davstoc Investments Pty Ltd and McNamara & Cheng Investments Pty Ltd; and

(c) will be issued on terms and conditions set out in Annexure A in relation to the Clearwater Shares Annexure B and in relation to the Clearwater Options.

The Company intends to apply to ASX for official quotation of the Shares and Options on ASX.

Directors' Recommendation

The Board believes that the proposed issue is beneficial for the Company.

The Board recommends Shareholders vote in favour of the resolution as it allows the Company to increase its shareholding in QRSciences and retain the flexibility to issue further securities representing up to 15% of the Company's share capital during the next 12 months.

1.6 Resolution 6
Issue of Clearwater Shares – BTG International

The Company and QRSciences have entered into an agreement with BTG to, amongst other things, vary the terms of the license agreement between QRSciences and BTG in light of the Company's increased shareholding in QRSciences. In consideration for this agreement, the Company will issue 5,300,000 Clearwater Shares at an issue price of 20 cents to BTG. Entering into this agreement emphasises the ongoing relationship between QRSciences and BTG and reflects the interest that BTG is taking in both the Company and QRSciences.

In the period of 12 months commencing on the date on which the Clearwater Shares are issued to BTG, BTG shall not sell a number of Clearwater Shares that exceeds the greater of:

(a) 1% of the total number of Clearwater Shares on issue; or



(b) 1% of the average reported weekly trading volume of Shares, as reported on the ASX, during the 4 calendar weeks preceding the date on which BTG sells such Shares,

in any 3 month period.

The 3 month period shall be measured over the preceding months before the date of each intended sale of Shares by BTG.

BTG shall be free to trade the Shares without any restriction at the end of the 12 months.

The agreement is subject to, among other things, Shareholder approval for the Share issue.

Approvals Required

As noted above, under Chapter 7 of the Listing Rules, there are limitations on the capacity of the Company to enlarge its capital by the issue of equity securities.

Listing Rule 7.1 provides generally that a company may not issue shares or options to subscribe for shares equal to more than 15% of the company's issued share capital in any 12 months without obtaining shareholder approval.

The intended share issue:

(a) will be completed as soon as possible but in any case, not later than 3 months after the date of Shareholder approval;

(b) will be allotted to BTG International Limited; and

(c) will be issued on terms and conditions set out in Annexure A.

The Company intends to apply to ASX for official quotation of the Shares on ASX.

Directors' Recommendation

The Board believes that the proposed issue is beneficial for the Company.

The Board recommends Shareholders vote in favour of the resolution as it ensures that the variations to the license agreement between BTG and QRSciences are given effect to and enables the Company to retain the flexibility to issue further securities representing up to 15% of the Company's share capital during the next 12 months.

1.7 Resolution 7
Issue of Clearwater Shares – Loan Note Holders

The Company has previously issued 3.85 million loan notes to various sophisticated investor clients of Poynton and Partners as detailed in the ASX announcement dated 27 December 2002 to raise $3.85 million.

The terms of the Loan Note Facility are detailed in the Prospectus lodged with ASIC and ASX on 24 December 2002. Under these terms:

(a) each subscriber for loan notes has received a facility fee in equity equal to 10% of the face value of all notes for which they have applied in Shares (refer to Resolution 2 seeking ratification of this issue);



(b) the maturity date of the facility is 31 January 2004. The Company must repay all principal and accrued interest outstanding as at the maturity date in cash, unless earlier converted into Shares (see below) or repaid in cash; and

(c) interest is payable on all notes issued at a rate of 10% per annum. Interest is capitalised at the end of each interest period and forms part of the principal repayable.

Under the terms of the loan notes, note holders can elect to convert their notes into Shares at a price equal to the lower of 20 cents and 80% of the average weighted price of the Shares traded on ASX on the 5 business days before the date on which the principal is required to be repaid. Applicants may also elect to acquire Shares for the same price in relation to those loan notes applied for but not issued by the Company, by paying cash to the Company.

The above conversion mechanism is subject to any shareholder approval required to give effect to the mechanism. Resolution 7 seeks this approval.

If shareholder approval for the mechanism is required and the approval is not given, the relevant amount which was not approved for conversion shall continue to be repayable in the normal course, subject to interest on the principal reverting to a rate of 15% per annum, recalculated from the date of issue of those notes. A commitment fee of 2.5% of the weighted average over the previous three month period of the face value of notes applied for but not issued by the Company is also payable to those note holders or applicants (as the case may be) to whom the issue of Shares was not approved by the Company's shareholders.

Approvals Required

Listing Rules 7.1 & 7.3

As noted above, under Chapter 7 of the Listing Rules, there are limitations on the capacity of the Company to enlarge its capital by the issue of equity securities, including securities convertible into shares.

Listing Rule 7.1 provides generally that a company may not issue shares or options to subscribe for shares equal to more than 15% of the company's issued share capital in any 12 months without obtaining shareholder approval.

Listing Rule 7.3 requires certain information to be given to Shareholders in relation to the issue. Such information not already set out above follows:

(a) Noteholders may elect to convert their loan notes into Shares at any time up to 31 January 2004. ASX has granted a waiver to the Company to allow it to issue Shares under the terms of this approval at any time up to and including 28 February 2004.

(b) The conversion formula is set out above. Whilst it is not possible to state with certainty what number of Shares will be issued, what follows is an analysis of the number of Shares that will be issued to a noteholder holding 100,000 loan notes converted all notes where the market price of Shares is 15 cents, 20 cents and 25 cents (respectively), the total number of Shares that would be issued if all noteholders (including Directors noted below) converted at these prices and the percentage of all issued Shares that these totals would represent on an undiluted basis.



Market Price	Conversion Price	No. Shares (100,000 notes)	No. Shares (Total)	% of Issued Shares
15 cents	12 cents	833,334	32,083,334	32.8%
20 cents	16 cents	625,000	24,062,500	24.6%
25 cents	20 cents	500,000	19,250,000	19.7%

(c) It is not possible to state with certainty to whom the Shares will be allotted. However, the only persons to whom they may be allotted are those who are noteholders and convert their loan notes in accordance with the loan note deed poll.

(d) The Shares will be issued on terms and conditions set out in Annexure A.

The Company intends to apply to ASX for official quotation of the Shares on ASX.

Listing Rule 10.11

Listing Rule 10.11 provides that a company must not issue equity securities (including options to acquire shares) to a related party of the company, such as a director, without the company obtaining the approval, by ordinary resolution, of its shareholders.

Messrs Russeth and Devine (or their associates) hold 200,000 loan notes each and the resolution seeks approval for them to convert the loan notes under the above conversion mechanism.

It is the current intention of these Directors to convert their loan note holdings. The number of Shares they will each receive cannot be calculated with certainty at this point in time. An analysis of the number of Shares based on different Share prices is set out above. They would each receive double that a person holding 100,000 notes would receive.

They may elect to convert their loan notes into Shares at any time up to 31 January 2004. ASX has granted a waiver to the Company to allow it to issue Shares under the terms of this approval at any time up to and including 28 February 2004.

Messrs Russeth and Devine subscribed for loan notes on the same basis as all other noteholders. Any Shares to be issued will be issued on the same terms and priced on the same basis as all other noteholders.

Under Resolution 7, the Company also seeks approval of Shareholders to allow the Company to issue Shares to Messrs Russeth and Devine (or their associates) under Listing Rule 10.11 on the conversion of loan notes held by those Directors. If approval for conversion is not provided, the loan notes are repayable in the manner set out above.

Approval under Listing Rule 10.11 obviates the need for approval under Listing Rule 7.1 for the issue of Shares to Messrs Russeth and Devine on conversion of the loan notes.



2. Glossary

In this Explanatory Statement, the following terms have the following meanings unless the context otherwise requires:

Annexure	annexure to this Explanatory Statement.
ASIC	Australian Securities and Investments Commission.
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691).
Board	board of Directors.
BTG	BTG International Limited.
Clearwater or the Company	Clearwater Group Limited (ABN 27 009 259 876).
Clearwater Option or Option	option to subscribe for a Share.
Clearwater Share or Share	fully paid ordinary share in the capital of the Company.
Constitution	constitution of the Company.
Corporations Act	Corporations Act 2001 (Cth).
Director	director of the Company.
Listing Rules	Listing Rules of ASX.
Loan Note Facility	loan note facility established by the Company by way of deed poll dated 19 December 2002.
Prospectus	prospectus dated 24 December 2002 and lodged by the Company at ASIC.
Shareholder	Shareholder of the Company.
QRSciences	QRSciences Limited (ABN 84 071 648 309).



Annexure A
Terms of Shares

The following is a broad summary (though not necessarily an exhaustive or definitive statement) of the rights attaching to the ordinary shares of the Company. Full details are contained in the Constitution, available for inspection at the Company's registered office.

(a) Share Capital

All issued ordinary shares rank equally in all respects.

(b) Voting Rights

At a general meeting of the Company, every holder of shares present in person, by an attorney, representative or proxy has one vote on a show of hands and on a poll, one vote for every fully paid share held, and for every contributing share held, a fraction of a vote equal to the proportion which the amount paid up bears to the total issue price of the contributing share.

(c) Dividend Rights

Subject to the rights of holders of shares issued with any special or preferential rights (at present there are none), the profits of the Company which the Directors may from time to time determine to distribute by way of dividend are divisible among the shareholders in proportion to the shares held by them respectively, according to the amount paid up or credited as paid up on the shares.

(d) Rights on Winding-Up

Subject to the rights of holders with shares with special rights in a winding-up (at present there are none), on a winding-up of the Company all assets which may be legally distributed amongst the members will be distributed in proportion to the shares held by them respectively, accordingly to the amount paid up or credited as paid up on the share.

(e) Transfer of Shares

Shares in the Company may be transferred by instrument in any form which complies with the Constitution, the Corporations Act, ASX Listing Rules and SCH Business Rules.

Shares may be transferred by such means in accordance with ASX Listing Rules and the SCH Business Rules. The Directors may refuse to register a transfer of shares only in those circumstances permitted by ASX Listing Rules and SCH Business Rules.

(f) Calls on Shares

Shares issued as fully paid are not subject to any calls for payment by the Company and will not therefore become liable for forfeiture.

(g) Further Increases in Capital

The allotment and issue of any new shares is under the control of the Directors and, subject to any restrictions on the allotment of shares imposed by the Constitution, ASX Listing Rules or the Corporations Act, the Directors may allot, issue or grant options over or otherwise dispose of those shares to such persons, with such rights or restrictions as they may from time to time determine.



(h) Variation of Rights Attaching to Shares

Where shares of different classes are issued, the rights attaching to the shares of a class can thereafter only be varied by a special resolution passed at a separate general meeting of the holders of those shares of that class, or with the written consent of the holders of at least three quarters of the issued shares of that class.

(i) General Meeting

Each shareholder will be entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive notices, accounts and other documents required to be furnished to shareholders under the Constitution, the Corporations Act and ASX Listing Rules.



Annexure B

Terms of Options

The following details the rights attaching to the options to acquire ordinary shares of the Company put to shareholders for approval at the General Meeting of the Company held on 24 September 2003.

(a) Exercise Date

The options are exercisable wholly or in part at any time before 5.00 pm (WST) on 12 January 2006. Options not exercised by that date shall lapse.

(b) Exercise Price

Each option shall entitle the optionholder to acquire one fully paid ordinary share upon payment of the sum of 40 cents per option to the Company.

(c) Notice of Exercise

Each option may be exercised by notice in writing to the Company at any time before their date of expiry. Any notice of exercise of a option received by the Company will be deemed to be a notice of the exercise of that option as at the date of receipt.

(d) Quotation of Options and Shares on Exercise

Application may be made to ASX for official quotation of the options. Application will be made for official quotation of the shares issued upon exercise of options. The options are transferable as the optionholder thinks fit.

(e) Participation Rights or Entitlements

There are no participating rights or entitlements inherent in the options and optionholders will not be entitled to participate in new issues of securities offered to shareholders during the currency of the options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 10 business days after the issue is announced so as to give optionholders the opportunity to exercise their options before the date for determining entitlements to participate in any issue.

(f) Shares Allotted on Exercise

Shares allotted pursuant to the exercise of options will be allotted following receipt of all the relevant documents and payments and will rank equally with the issued shares.

(g) Reconstruction of Share Capital

In the event of a reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, all rights of the optionholder shall be reconstructed in accordance with ASX Listing Rules.

(h) Bonus Issues

If, from time to time, before the expiry of the options the Company makes a pro rata issue of shares to shareholders for no consideration, the number of shares over which an option is exercisable will be increased by the number of shares which the optionholder would have received if the option had been exercised before the date for calculating entitlements to the pro rata issue.

This page left blank intentionally.

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CLEARWATER
GROUP Limited

Level 32, Exchange Plaza, 2 The Esplanade, Perth WA 6000
Telephone: (08) 9265 0020
Facsimile: (08) 9265 0021
Email: info@clearwatergroup.com.au
Website: www.clearwatergroup.com.au

ASX LODGEMENT COVER PAGE

Company: CLEARWATER GROUP LIMITED
Code: CLE
HOMEX: Perth
Document Date: 27 August 2003
Document Ref (Clearwater Reference): 125
Release Time: Immediate
Subject: QRSciences Supports Visit from America's Mayor


QRSciences


CLEARWATER
GROUP Limited

27 August 2003

QRSciences Supports Visit from America's Mayor

Rudy Giuliani, the former Mayor of New York City and a leading international authority on crisis management, will have closer links to Western Australia in part thanks to Perth based QRSciences Limited (QRS).

Mr Giuliani, who was Time Magazine's 2001 Person of the Year, is currently on a tour of Australia, which includes a visit to Perth.

QRS will host Mr Giuliani's keynote address at the "An Evening with Rudy Giuliani" Gala Dinner to be held at Burswood International Resort Casino tonight.

In 1993, Mr Giuliani was elected the 107'th Mayor of New York City, after a campaign focusing on quality of life, crime, business and education. Mr. Giuliani is best known here in Australia for his strong leadership and compassion in the aftermath of the September 11 attacks on the World Trade Centre.

Limited by New York City law to two terms as mayor, Mr. Giuliani founded Giuliani Partners in January, 2002, establishing the professional services firm as a leader in fields including financial management, emergency services preparedness, public safety, and leadership during crises.

QRS, a West Australian company at the forefront of advanced technology R&D through the development of Quadrupole Resonance (QR) have a host of potential applications in the global aviation and homeland security markets.

QR uses radio waves to detect a range of explosives and narcotics. The technology is similar to Magnetic Resonance Imaging (MRI) which is widely used in industry and medical profession.

QRS Chief Executive Officer Mr Kevin Russeth said QR could potentially play an important role in deterring the use of explosives by terrorists in aviation and homeland attacks.

"The technology has been under development for seven years and has been successfully trialled in airports around the world including, Manchester in the United Kingdom, Ottawa in Canada and here in Perth," he said.

QR can be used to detect a range of explosives and narcotics and is fully automated with a high probability of detection and low false alarm rates.

"Importantly, QR has been tested and approved by the Transportation Security Administration in the United States as an Advanced Technology Explosion Detection System," he stated.

"Our support of Mr. Giuliani's visit demonstrates QRS' commitment to building relationships with leaders involved in public safety and emergency services preparedness," Mr Russeth said.

Mr Giuliani's more recent focus is in many ways, an extension of his enduring tough stance on crime. Before being elected mayor of New York City in 1993, Mr Giuliani was a federal prosecutor in Manhattan. During his two terms as mayor, crime rates declined by 70%, the welfare roll was reduced by 60%, taxes were reduced by $ 2.5 billion, 450,000 new jobs were created and he turned an inherited $ 2.3 billion budget deficit into a multi-billion dollar surplus.

The event will be in aid of Lifeline WA, a not for profit organisation that provides vital services to WA.

About QRSciences

QRSciences is a Perth based company which specialises in commercially focused physical sciences R&D. The company employs 25 people with extensive knowledge and skills in the theory and practice of quantum mechanics, radio frequency and electromagnetic modelling and design; atomic physics; electronic engineering; software engineering; system engineering and mechanical engineering. Clearwater Group Limited (ASX:CLE) holds a 51% interest in QRSciences Limited.

For further information, please contact:

Kevin Russeth QRSciences Limited; Tel: +61 8 9351 1200
Visit: www.qrsciences.com

Media Enquiries

Warrick Hazeldine Porter Novelli; Tel:+61 (8) 9386 1233; Mob: 0417 944 616

ASX LODGEMENT COVER PAGE

Company: CLEARWATER GROUP LIMITED
Code: CLE
HOMEX: Perth
Document Date: 25 August 2003
Document Ref (Clearwater Reference): 124
Release Time: Immediate
Subject: QRSciences and partners selected on US interagency shortlist


QRSciences


CLEARWATER
GROUP Limited

25 August 2003

Clearwater Group Limited's (ASX:CLE) subsidiary QRSciences Limited (QRS) today announced:

U.S. Interagency Counterterrorism Group Shortlists QRSciences and Partners

As part of a Broad Agency Announcement (BAA) by the **Technical Support Working Group (TSWG)** of the Interagency Terrorism Working Group, which is managed by the U.S. Department of Defense and serves a broad cross section of U.S. federal government departments and agencies, QRSciences has been selected with its partners to progress a series of White Papers on innovations that the company's has made in the field of explosives detection.

"A major part of our business strategy is to drive revenue through private, federal and commercially sourced R&D funding and TSWG is one of the major sources in the U.S." said QRSciences chief executive Mr. Kevin Russeth. "We recently entered into a Non-Disclosure Agreement with DSTL, a research arm of the Ministry of Defense in the U.K.and have been under a CRADA (Cooperative Research Development Agreement) with the U.S. Department of Homeland Security for the past 18 months." he added. "The close alliance between the United States, Australia and the U.K. should prove beneficial for Quadrupole Resonance as a technology and also to our company which is at the forefront of QR R&D" Russeth said.

The **Technical Support Working Group** (TSWG) is the U.S. national forum that identifies, prioritizes, and coordinates interagency and international research and development (R&D) requirements for combating terrorism. The TSWG rapidly develops technologies and equipment to meet the high-priority needs of the combating terrorism community, and addresses joint international operational requirements through cooperative R&D with major allies. Bilateral R&D Agreements are currently in place between the United States, United Kingdom, Canada and Israel.

For more information on TSWG visit: www.tswg.gov

About Clearwater

Clearwater (CLE:ASX) owns a 51% controlling interest in QRSciences Limited. Clearwater will be proposing a name change to QRSciences Holdings Ltd (QRS:ASX) at a General Meeting in September.

QRSciences Ltd is based in Perth, Western Australia and specialises in commercially focused physical sciences R&D. The company is a world leader in QR applications, a next generation technology that uses radio frequency spectroscopy techniques to identify and detect molecular structures. QR is closely related to Magnetic Resonance Imaging (MRI) which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, lab instrumentation and environmental science applications.

for further information, please contact:
Clearwater Group Limited: tel 08 9265 0020
Email: info@clearwatergroup.com.au

ASX LODGEMENT COVER PAGE

Company: CLEARWATER GROUP LIMITED
Code: CLE
HOMEX: Perth
Document Date: 21 August 2003
Document Ref (Clearwater Reference): 123
Release Time: Immediate
Subject: QRSciences Posts Additional Revenue and Takes Order


QRSciences


CLEARWATER
GROUP Limited

21 August 2003

QRSciences Posts Additional Revenue and Takes Order

Clearwater Group Limited's (ASX:CLE) subsidiary QRSciences Limited (QRS) today announced another sale in addition to receiving an order to build a customised QR machine for one of its overseas customers.

The additional revenue from the sale and new order will amount to approximately A$ 375,000.

QRSciences chief executive Kevin Russeth said QRS is pleased to continue its momentum in commercializing QR and looks forward to receiving additional revenue before the end of the calendar year.

"QRS's business model is to derive revenue from three areas - licensing, outsourced consulting and R&D funding. We expect further revenue to flow from all three areas going forward," Mr Russeth said.

About Clearwater

Clearwater (CLE:ASX) owns a 51% controlling interest in QRSciences Limited. Clearwater will be proposing a name change to QRSciences Holdings Ltd (QRS:ASX) at a General Meeting in September.

QRSciences Ltd is based in Perth, Western Australia and specialises in commercially focused physical sciences R&D. The company is a world leader in QR applications, a next generation technology that uses radio frequency spectroscopy techniques to identify and detect molecular structures. QR is closely related to Magnetic Resonance Imaging (MRI) which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, lab instrumentation and environmental science applications.

for further information, please contact:
Clearwater Group Limited: tel 08 9265 0020
Email: info@clearwatergroup.com.au

P/156253/2

ASX LODGEMENT COVER PAGE

Company: CLEARWATER GROUP LIMITED
ASX Code: CLE
HOMEX: Perth
Document Date: 15/8/03
Document Ref (CLE Reference): 122
Release Time: immediate
Subject: Clearwater extends loan to QRSciences


CLEARWATER
GROUP Limited

ASX Announcement

15 August 2003

Clearwater extension of Loan Facility to QR Sciences

The Board of Directors of Clearwater Group Limited ("Clearwater") would like to announce that The Company has extended its secured Loan Facility ("Facility") to QRSciences by a further A$1 million to a total of A$4.7 million. The existing facility has been varied such that the total amount is repayable on or before 31 December 2003.

The drawdown loan facility has been provided to QRSciences by Clearwater, secured by way of a fixed and floating charge over the assets of QRSciences. The interest rate payable is 8% per annum and is currently being capitalised. Clearwater may elect to convert all or part of the outstanding principal, interest and costs into QRSciences Shares for so long as those amounts remain outstanding.

About Clearwater

Clearwater holds a 51% controlling interest in QRSciences Limited. QRSciences is based in Perth, Western Australia and specialises in commercially focused physical sciences R&D. The company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to identify and detect molecular structures. QR is closely related to Magnetic Resonance Imaging (MRI) which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, lab instrumentation and environmental science applications.

For further information, please contact:
Mr Rob Orr, Company Secretary, at the Clearwater's registered office on (08) 9265 0020.
Email: info@clearwatergroup.com.au

ASX LODGEMENT COVER PAGE

Company: CLEARWATER GROUP LIMITED
ASX Code: CLE
HOMEX: Perth
Document Date: 14/8/03
Document Ref (CLE Reference): 121
Release Time: immediate
Subject: QRSciences Briefing to Members of Federal Government

Media Announcement

Wednesday 13 August 2003

UK aviation security expert encourages Federal Government to focus on Australian anti terrorism technology

The former Head of Security for the British Airport Authority (BAA), Mr Norman Shanks, today said Australian airports and regulators need to develop a better understanding of new technologies that are emerging as solutions in the battle to counter terrorism.

Mr Shanks, a leading global aviation security expert who headed security at BAA from 1991 to 1996 and Airport Security Manager at Heathrow Airport from 1986 to 1991, said Australia needed to make itself fully aware of the new threats and the applications that are being developed to thwart that threat.

In briefings today in Canberra to members of Federal Government and senior bureaucrats, Mr Shanks said Australia has the opportunity to take an international role in advancing aviation and homeland security.

Mr Shanks was in Canberra in his role as Director of QRSciences Limited, a West Australian company at the forefront of anti terrorism technology through the development of Quadrupole Resonance (QR) which utilises radio waves to detect a range of explosives as well as narcotics and biochemical hazards.

QR is closely related to Magnetic Resonance Imaging (MRI) which is widely employed in industry and the medical profession.

Mr Shanks said that QR has a critical role to play in deterring the use of explosives by terrorists in aviation travel.

"It is sad but true, anti-terrorism applications are a growth industry in the world we live in today. QR is an important tool to help the world in its battle in this new war," Mr Shanks said.

"The basis of terrorism remains the bomb and it is significant that QR can detect plastic and a range of other explosives."

Mr Shanks added that it was important for the Australian Government to assist in fast-tracking commercialisation of new applications to deter aviation terrorism and provide the public with increased confidence to travel.

"QR has been successfully trialled at Perth Airport in Western Australia, Manchester Airport in the United Kingdom, Ottawa in Canada, and tested by the UK Home Office.

"Importantly, QR has been tested and approved by the Transportation Security Administration in the United States as an Advanced Technology Explosive Detection System."

He said the heightened focused on explosive detection and security/counter-terrorism is one of the key challenges for Governments.

"Governments must address the realistic threats of aviation terrorism as well as the potentially differing perceptions and concerns of stakeholders including the public, media, aviation industry and foreign regulators.

"Countermeasures should not create unnecessary disruptions to travel process such us false alarms and bottlenecks in departure lounges.

"Crucial to the success of advanced aviation security technology is its ability to integrate with existing high definition x-ray technology.

"The recent bombing at the Marriot Hotel in Jakarta sends a clear message to the region including Australia that terrorism is likely to remain a threat for the foreseeable future," Mr Shanks said.

About QRSciences

QRSciences is based in Perth, Western Australia and specialises in commercially focused physical sciences R&D. The company is a world leader in QR applications, a next generation technology that uses radio frequency spectroscopy techniques to identify and detect molecular structures. Applications for the technology include explosive and narcotic detection, protection of secure buildings, pharmaceutical quality control and assurance, lab instrumentation and environmental science applications. Clearwater Group Limited (ASX:CLE) holds a 51% controlling interest in QRSciences Limited.

About Norman Shanks

Norman Shanks is recognised as one of the world's foremost experts in aviation security. He has more than 30 years operational and management experience in civil aviation.

As Airport Security Manager for Heathrow Airport during 1986–1991, he was responsible for planning and developing the airport security policies, operational and training procedures. He project managed the research, design development and implementation of a British Airport Authority (BAA) group wide electronic access control system, designed and implemented the 100% staff and vehicle access screening operation and established the Heathrow specialist security training and video production units.

During 1991–1996, as Head of Group Security for BAA Plc, he continued to head the BAA Research and Development into technologies for use in aviation security and pioneered the smart automated checked baggage screening concept; variations on which have become the de facto standard for many international airports.

Mr Shanks worked on the new Hong Kong International Airport project from 1996–1997, planning and developing the aviation security systems and operations, he was the lead specialist operations and security advisor on the integration of the 100% automated checked baggage screening system, and other airport security systems. Visit: www.nsai.co.uk

For further information, please contact:

Norman Shanks

QRSciences Limited

Tel: +61 8 9351 1200

<u>**Media Enquiries**</u>

Warrick Hazeldine Porter Novelli Tel: +61 8 3986 1233 Mob: 0417 944 616

Visit: www.qrsciences.com

ASX LODGEMENT COVER PAGE

Company: CLEARWATER GROUP LIMITED
ASX Code: CLE
HOMEX: Perth
Document Date: 8/8/03
Document Ref (CLE Reference): 120
Release Time: immediate
Subject: Clearwater to change name to QRSciences Holdings Ltd


CLEARWATER
GROUP Limited

Joint ASX and Media Announcement

8 August 2003

Clearwater to change name to QRSciences Holdings Limited

Clearwater Group Limited announced today that it will propose to shareholders at an Extraordinary General Meeting in September a name change to QRSciences' Holdings Limited. The proposed new stock code is "QRS".

"Our primary focus for quite some time at both a corporate and operational level has been QRSciences. The name change reflects our commitment to the QRSciences' business and our resolve to send a clear message to the market on our future direction" said Clearwater Director Mr. Rob Orr.

"We are currently focused on several key contracts and development projects that will underpin revenue for the company moving forward and we continue to be excited by the long term prospects for the business" added Mr. Orr.

About Clearwater

Clearwater holds a 51% controlling interest in QRSciences Limited. QRSciences is based in Perth, Western Australia and specialises in commercially focused physical sciences R&D. The company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to identify and detect molecular structures. QR is closely related to Magnetic Resonance Imaging (MRI) which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, lab instrumentation and environmental science applications.

For further information, please contact:

Clearwater Group Limited
Tel: 08 9265 0020 Email: info@clearwatergroup.com.au
Porter Novelli
Tel: 08 9386 1233 Email: whazeldine@wa.porternovelli.com.au


CLEARWATER
GROUP Limited

ASX LODGEMENT COVER PAGE

Company: CLEARWATERGROUP LIMITED
Code: CLE
HOMEX: Perth
Document Date:08/08/03
Document Ref (Clearwater Reference): 119
Release Time: Immediate
Subject: Change of Directors interest

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : CLEARWATER GROUP LIMITED
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kevin Lee Russeth
Date of last notice	26 February 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	1 August 2003
No. of securities held prior to change	Indirect- 779,440 Fully paid Ordinary shares. Direct- 260,000 Fully paid Ordinary shares. Indirect- 545,000 Options exercise price 20 cents expiry date 12 January 2005. Direct- 500,000 Options exercise price 20 cents expiry date 12 January 2005. Direct- 1,250,000 Options exercise price 40 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price 60 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price $1.00 expiry date 12 January 2006.
Class	Fully paid ordinary Options to acquire Fully paid Ordinary

+ See chapter 19 for defined terms.

Number acquired	Indirect- 340,025 Fully paid Ordinary shares. Direct- 152,000 Fully paid Ordinary shares
Number disposed	Indirect- 545,000 Options exercise price 20 cents expiry date 12 January 2005. Direct- 500,000 Options exercise price 20 cents expiry date 12 January 2005.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	20 cents per ordinary share acquisition and 9 cents for disposal of options
No. of securities held after change	Indirect-1,119,465 Fully paid Ordinary shares. Direct- 412,000 Fully paid Ordinary shares. Direct- 1,250,000 Options exercise price 40 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price 60 cents expiry date 12 January 2006. Direct- 1,250,000 Options exercise price $1.00 expiry date 12 January 2006.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX LODGEMENT COVER PAGE

Company: CLEARWATER GROUP LIMITED
Code: CLE
HOMEX: Perth
Document Date: 8/08/03
Document Ref : 118
Release Time: immediate
Title: Appendix 3B

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CLEARWATER GROUP LIMITED

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,536,078 Fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	17 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working Capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 August 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	97,672,607	Fully paid ordinary shares
		21,160,000	20 cent options 12 January 2005 expiry
		11,026,053	40 cent options 12 January 2006 expiry

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,822,665	Fully paid ordinary shares
		2,909,533	40 cent options 12 January 2006 expiry
		3,000,000	60 cent options 12 January 2006 expiry
		3,000,000	$1.00 options 12 January 2006 expiry

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale	

+ See chapter 19 for defined terms.

through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☒ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☒ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [x] Cheque attached
- [ ] Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 8/08/03

Print name: Rob Orr...

== == == == ==

+ See chapter 19 for defined terms.

ASX LODGEMENT COVER PAGE

Company: CLEARWATER GROUP LIMITED
ASX Code: CLE
HOMEX: Perth
Document Date: 7/8/03
Document Ref (CLE Reference): 117
Release Time: immediate
Subject: BTG International takes equity position in Clearwater


CLEARWATER
GROUP Limited

Joint ASX and Media Announcement

7 August 2003

BTG International takes equity position in Clearwater

Clearwater and QRSciences ("QRS") have entered into an agreement with UK based BTG International Limited ("BTG") to vary the terms of the license agreement between QRS and BTG in light of the Company's increased shareholding in QRS. Additionally, the Company has negotiated more favourable license terms for QRS in an effort to protect and better secure the position of the QRS shareholders. In consideration for this agreement the Company will issue 5,300,000 Clearwater (CLE) shares to BTG at an issue price of 20 cents. The share issue is subject to certain terms and conditions including shareholder approval.

"This move further solidifies the QRSciences/ BTG relationship and is another positive step in the process to commercialise a new and innovative technology." said Clearwater Director Mr. Kevin Russeth.

About BTG

BTG is the successor company of the National Research Development Corporation and National Enterprise Board of the UK government. BTG operates from offices in Europe, North America and Japan and is a world leader in the commercialization of novel technologies. BTG adds value for its partners by developing global patent strategies, maximising routes to market, creating deal structure, drawing on worldwide resources and acting as an incubator for start-up technology companies.

The BTG group holds over 4,700 patents and applications for patents covering approximately 300 technology families including Medical Engineering, Semiconductors, Medical Devices, Disposables & Drug Delivery; Oncology, Engineering and Materials; Immunology and Infectious Diseases and Telecommunications and have commercialised major innovations such as Magnetic

Resonance Imaging (MRI), Cephalosporin antibiotics, Disposable Contact Lenses, Interferons and the Hovercraft.

BTG is listed on the London Stock Exchange (BGC)

For further information on BTG visit their website: http://www.btgplc.com

About Clearwater

Clearwater holds a 51% controlling interest in QRSciences Limited. QRSciences is based in Perth, Western Australia and specialises in commercially focused physical sciences R&D. The company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to identify and detect molecular structures. QR is closely related to Magnetic Resonance Imaging (MRI) which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, lab instrumentation and environmental science applications.

For further information, please contact:

Clearwater Group Limited: tel 08 9265 0020
Email: info@clearwatergroup.com.au

Porter Novelli: Mr. Warrick Hazeldine tel 08 9386-1233
Email: whazeldine@wa.porternovelli.com.au

ASX LODGEMENT COVER PAGE

Company: CLEARWATER GROUP LIMITED
Code: CLE
HOMEX: Perth
Document Date: 31/7/03
Document Ref (Clearwater Reference): 116
Release Time: Immediate
Subject Line: Appendix 4C – Quarterly Report

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Clearwater Group limited

ABN

27 009 259 876

Quarter ended ("current quarter")

30 June 2003

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (12months) $A'000
1.1	Receipts from customers		318	318
1.2	Payments for	(a) staff costs	(628)	(1733)
		(b) advertising and marketing	-	-
		(c) research and development	(786)	(2166)
		(d) leased assets	-	-
		(e) other working capital	(157)	(433)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		-	23
1.5	Interest and other costs of finance paid		(46)	(51)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(1,299)	(4,042)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,299)**	**(4,042)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	(100)
	(c) Intellectual property		
	(d) Physical non-current assets	-	-
	(e) other non-current assets	(9)	(29)
		-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property		
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
		-	-
1.11	Loans to other entities	-	(1,255)
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(9)	(1,384)
1.14	**Total operating and investing cash flows**	(1,308)	(5,426)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	367	5,379
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings		3,800
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	367	9,179
	Net increase (decrease) in cash held	(941)	3,753
1.21	Cash at beginning of quarter/year to date	5,163	420
1.22	other adjustments		49
1.23	**Cash at end of quarter**	4,222	4,222

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	4,222	5,163
4.2 Deposits at call	-	-
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	4,222	5,163

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Company secretary) Date: 31/07/03

Print name: Rob Orr

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

ASX LODGEMENT COVER PAGE

Company: CLEARWATER GROUP LIMITED
ASX Code: CLE
HOMEX: Perth
Document Date: 23/07/03
Document Ref (CLE Reference): 115
Release Time: immediate
Subject: Clearwater closes $2 million capital raising


CLEARWATER
GROUP Limited

Joint ASX and Media Announcement

23 July 2003

Clearwater closes capital raising

Clearwater Group Limited (ASX: CLE) announced today that it raised via placement and partial call of its convertible note facility approximately 2 million dollars. The securities were placed with institutions, fund managers and sophisticated investors.

Clearwater Director Mr Kevin Russeth commented that "the details of the placement were finalised Wednesday morning and the offer was closed later the same day. As you can imagine we were pleasantly surprised with the speed of the take- up".

The Company plans to use these funds for ongoing working capital requirements.

About Clearwater

Clearwater holds a 51% controlling interest in QRSciences Limited. QRSciences is based in Perth, Western Australia and specialises in commercially focused physical sciences R&D. The company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to identify and detect molecular structures. QR is closely related to Magnetic Resonance Imaging (MRI) which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, lab instrumentation and environmental science applications.

For further information, please contact:
Clearwater Group Limited
Tel: 08 9265 0020 Email: info@clearwatergroup.com.au

ASX LODGEMENT COVER PAGE

Company: CLEARWATER GROUP LIMITED
ASX Code: CLE
HOMEX: Perth
Document Date: 15/07/03
Document Ref (CLE Reference): 114
Release Time: immediate
Subject: Clearwater sweeps up QRSciences options


CLEARWATER
GROUP Limited

Joint ASX and Media Announcement

15 July 2003

Clearwater sweeps up QRSciences Options

Clearwater Group Limited (ASX: CLE) announced today that it has purchased 4,000,000 options in QRSciences Ltd fortifying its holding in the Perth based advanced technology company. The purchase covers approximately 30% of the outstanding options and ups Clearwater's hold on the option register to 72%.

Clearwater Director Mr. Kevin Russeth said that the purchase achieves several objectives:

- it seals our control over the option register
- further leverages Clearwater to participate in the growth of QRSciences
- complements our existing 51% shareholding
- sends a message to the market with respect to Clearwater's view on the longer term proposition for QRSciences.

"We are very encouraged by the interest QRSciences is receiving from the US and Europe and looking forward to an even closer relationship with the company as time progresses and our shareholding grows" said Mr. Russeth.

About QRSciences

QRSciences based in Perth, Western Australia specialises in commercially focused physical sciences R&D. The company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to identify and detect molecular structures. QR is closely related to Magnetic Resonance Imaging (MRI) which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, lab instrumentation and environmental science applications.

For further information, please contact:
Clearwater Group Limited
Tel: 08 9265 0020 Email: info@clearwatergroup.com.au

ASX LODGEMENT COVER PAGE

Company: CLEARWATER GROUP LIMITED
ASX Code: CLE
HOMEX: Perth
Document Date: 14/07/03
Document Ref (CLE Reference): 113
Release Time: immediate
Subject: Clearwater increases shareholding in QRSciences to 51%


CLEARWATER
GROUP Limited

Joint ASX and Media Announcement

14 July 2003

Clearwater Group Limited increases shareholding in QRSciences to 51%

Clearwater Group Limited (ASX: CLE) today announced it had increased its shareholding in QR Sciences Ltd from 48% to 51% cementing control in the advanced technology company.

Clearwater Director Mr. Kevin Russeth said that Clearwater was pleased to increase its investment in QRSciences and reiterated that it will continue to provide management and financial support to QRSciences as it progresses along the path to commercialisation

"We are pleased with the commercial progress and development of the technology and fully supportive of the QRSciences' Board and its direction for the company" said Mr. Russeth.

About QRSciences

QRSciences based in Perth, Western Australia specialises in commercially focused physical sciences R&D. The company is a world leader in Quadrupole Resonance (QR) applications, a next generation technology that uses radio frequency spectroscopy techniques to identify and detect molecular structures. QR is closely related to Magnetic Resonance Imaging (MRI) which is widely employed in industry and the medical profession. Applications for the technology include explosive and narcotic detection, pharmaceutical quality control and assurance, lab instrumentation and environmental science applications.

For further information, please contact:

Clearwater Group Limited
Tel: 08 9265 0020
Email: info@clearwatergroup.com.au
Issued by Warrick Hazeldine Porter Novelli Tel: 61 8 9386 1233 or 0417 944 616

ASX LODGEMENT COVER PAGE

Company: CLEARWATER GROUP LIMITED
ASX Code: CLE
HOMEX: Perth
Document Date:07/06/03
Document Ref (CLE Reference): 112
Release Time: immediate
Subject: Release of escrow


CLEARWATER
GROUP Limited

7th July 2003

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

CLEARWATER GROUP LIMITED
(ASX: CLE)

Dear Sir

In accordance with ASX Listing Rule 3.10A we hereby advise that the following ordinary shares which were issued on the 17 January 2003 in relation to the acquisition through takeover offer of shares in QR Sciences Limited will be released from escrow on 17 July 2003.

7,771,053 fully paid ordinary shares.

We also confirm that the following options will be released from voluntary escrow on 17 July 2003.

3,100,000 options exercisable at 40 cent expiring 12 January 2006.

Should you have any queries with the above, please do not hesitate to contact Mr Rob Orr.

Yours Sincerely

Rob Orr

Director/Company Secretary
Clearwater Group Limited
Tel: +61 8 9265 0020